Form 10-K405, Exhibit 13
ENNIS BUSINESS FORMS INC
filed 1995-05-25
CIK 33002

Financial Highlights


  Annual Summary

Percentage
                            Fiscal Year Ended Fiscal Year Ended Increase February 28, 1995 February 28, 1994 (Decrease)

Net sales                        $140,097,000      $132,945,000       5.4
Earnings before income taxes       32,041,000        31,039,000       3.2
Income taxes                       12,025,000        11,582,000       3.8
Net earnings                       20,016,000        19,457,000       2.9
Dividends                           9,453,000         9,270,000       2.0
Per share of common stock:
 Net earnings                            1.22              1.16       5.2
 Dividends                               .575              .555       3.6
Weighted average number of shares
 of common stock outstanding       16,439,844        16,717,525     (1.7)









Table of Contents

2  Management's Report
4  Directors and Officers
5  Manufacturing Locations and Executive Offices
6  Selected Financial Data
6  Management's Discussion and Analysis
8  Description of Business
9  Quarterly Information
10 Ten-Year Financial Review
12 Consolidated Statements of Earnings
13 Consolidated Statements of Cash Flows
14 Consolidated Balance Sheets
16 Notes to Consolidated Financial Statements
21 Independent Auditors' Report





MANAGEMENT'S REPORT TO STOCKHOLDERS


     For our fiscal year ended February 28, 1995 we achieved record sales and earnings per share, but net earnings dollars were 6% below the previous record set in Fiscal 1993.

     The business forms industry has experienced little or no growth in recent years. In spite of this difficult environment, we continue to maintain what we believe to be the highest profit margin and return on investment of any publicly-owned business forms company in the United States.

Operating Results

     Sales for the year ended February 28, 1995 amounted to $140,097,000 compared to $132,945,000 in the prior year, an increase of 5.4%. Net earnings for the year were $20,016,000 compared to $19,457,000 in the prior year, an increase of 2.9%. Net earnings per share of common stock amounted to $1.22 compared to $1.16 in the prior year, an increase of 5.2%. Per share earnings computations were based on 16,439,844 shares for the year ended February 28, 1995 and 16,717,525 shares for the prior year.

     Although we experienced some improvement in incoming business from our broad base of small customers this year, most of the sales increase was from two business forms customers and Connolly Tool, which had a much stronger year than last year.

     The gross margin declined this year, primarily as a result of numerous raw material cost increases which were not fully recovered through selling price increases.

Financial Condition

     The Company's financial condition remains strong. At February 28, 1995 the ratio of current assets to current liabilities was 4.6 to 1, and long-term debt was less than 1% of stockholders' equity.

Dividends

     Cash dividends of $.575 per share were paid during the year ended February 28, 1995 compared to $.555 in the prior year, an increase of 3.6%

Treasury Stock Purchases

     For many years, excess cash flow from operations was used to purchase blocks of our stock. The resultant decrease in outstanding shares produced higher per share growth rates in earnings and cash dividends than the growth in net earnings in most years. As a result of the treasury stock repurchase program, total equity capitalization of the Company was reduced by nearly 70% in the twenty years from initiation of the program until the Board of Directors temporarily suspended open market treasury stock purchases in September, 1993. This decision was made for the purpose of accumulating cash for possible acquisitions. Since our current plans are to continue searching for acquisitions, we do not plan to resume open market treasury stock purchases in the near future. The Board of Directors will review this strategy regularly and a public announcement will be made if the current policy is changed.

Acquisitions

     Although we continue to actively search for acquisitions, none were consummated during the current year. We did, however, establish a 70%- owned business forms manufacturing operation in Mexico with a Mexican partner. In spite of current economic conditions in Mexico, we are optimistic about the long-term prospects for this venture, which specializes in the evolving market for small business computer forms and began shipping products late in the fiscal year.

Changes in the Board of Directors

     J. C. McCormick served with distinction on our Board from 1967 until his death on February 21, 1995, and he will be missed by all who knew him.

     Pat G. Sorrells, a major shareholder of the Company who previously served on our Board from June 1982 to April 1989, was appointed by the Board at the April 1995 meeting to fill the unexpired term of J. C. McCormick and was nominated for a three year term commencing in June 1995.

Outlook

     For many years, our primary objective was to achieve annual increases in earnings in the belief that if earnings increased each year the long term would take care of itself. During fiscal 1994 it became clear that changes in the business forms industry had rendered such an objective unrealistic. The market for many of our products is in long-term decline, and this trend is not expected to be reversed. Some of our products have growth potential; however, in order to obtain meaningful growth in these products, it is necessary to constantly improve service to customers and to increase sales and marketing efforts. The costs associated with these actions negatively affect earnings in the short-term, and we can't be certain they will pay off in the long-term.

     In spite of the outlook for the business forms market as a whole, we have a strong position in an important segment of the market. This "niche" is represented by small businesses, generally outside of major metropolitan areas, which we serve through independent dealers. Although business forms usage in this market segment, as in most others, is subject to elimination or reduction as a result of advances in information processing, transmitting, and reporting technologies, there is growth potential as new small businesses are formed and existing small businesses grow and expand. The small business market has been the most dynamic sector of the U. S. economy for many years, and we intend to maintain our position in this market and enhance our ability to serve it with business forms and other products.

     We have made one large and two small acquisitions during the last four fiscal years which have provided new products for this market, and we plan to continue to search for products which fit into our distribution system. Our goal is to increase our product offering through both internal development and additional acquisitions. We have recently increased our emphasis on acquisitions.

     The increased investment of what would otherwise be current profit dollars in improved service to customers and expanded marketing activities will probably continue to result in a decline in the net profit margin over at least the next year or two; however, we expect to continue to maintain the highest profit margin and return on equity in the business forms industry. We also expect to continue generating cash flows adequate to at least maintain our current dividend rate and to fund future internal growth and acquisitions. We are totally committed to long-term profitable growth for our Company and the creation of value for our stockholders, including our employees who participate in the Ennis Business Forms Stock Ownership Plan. We appreciate your continued support.




                                        Kenneth A. McCrady
                                        Chairman of the Board
                                        and Chief Executive Officer



                                        Charles F. Ray
                                        President
                                        and Chief Operating Officer

May 1, 1995

Directors and Officers

Directors                               Officers

Harry M. Cornell, Jr. (d)               Kenneth A. McCrady
Chairman of the Board and Chief         Chairman of the Board and
Executive Officer of Leggett &          Chief Executive Officer
Platt, Inc.
Carthage, Missouri                      Charles F. Ray
                                        President and
James B. Gardner (a)(c)                 Chief Operating Officer
Managing Director
Service Management Company              Harve Cathey
Dallas, Texas                           Vice President-Finance
                                        and Secretary

Harold W. Hartley (b) (c)               Nelson Ward
Retired                                 Vice President
Mabank, Texas                           Sales and Marketing

J. C. McCormick (a)(b) *                Al Lemieux
Business Consultant                     Vice President
Dallas, Texas                           Manufacturing

Kenneth A. McCrady (a)                  Doug Self
Chairman of the Board and               Vice President
Chief Executive Officer of
the Company                             Victor DiTommaso
                                        Treasurer
Robert L. Mitchell (b)
Retired
Ennis, Texas

Thomas R. Price (c)(d)
Owner and President
Price Industries
Ennis, Texas

Charles F. Ray (a)
President and Chief Operating
Officer of the Company

Ewell L. Tankersley (b)(d)
Ranching and Investments
Austin, Texas                       (a) Member of Executive Committee
                                    (b) Member of Audit Committee
Pat G. Sorrells **                  (c) Member of Executive Compensation
Ranching and Investments                 and Stock Option Committee
Plano, Texas                        (d) Member of Nominating Committee

* Deceased February 21, 1995
**   Elected to fill unexpired term of J. C. McCormick
Manufacturing Locations and Executive Offices



Manufacturing Locations                 Executive Offices
Paso Robles, California                 107 N. Sherman Street
Moultrie, Georgia                       Ennis, TX  75119
DeWitt, Iowa                            (214) 875-6581
Fort Scott, Kansas
Louisville, Kentucky                    Registrar and Transfer Agent
Macomb, Michigan                        KeyCorp Shareholder Services, Inc.
Boulder City, Nevada                    5050 Renaissance Tower
Coshocton, Ohio                         1201 Elm Street
Portland, Oregon                        Dallas, Texas  75270-2014
Knoxville, Tennessee
Dallas, Texas                           Auditors
Ennis, Texas                            KPMG Peat Marwick LLP
Wolfe City, Texas                       Auditors
Chatham, Virginia
Mexico City, Mexico                     Annual Meeting
                                        10:00 a.m. June 15, 1995
                                        Fairmont Hotel
                                        Parisian Room
                                        1717 N. Akard Street
                                        Dallas, Texas

                                        Stock Exchange Listing
                                        New York Stock Exchange
                                        Symbol: EBF

                                        The Company's Form 10-K as
                                        filed with the Securities and
                                        Exchange Commission will be
                                        provided to stockholders upon
                                        written request therefor.


Selected Financial Data
                                       Years Ended February 28 or 29,
                                  1995     1994     1993      1992    1991
                                 (In thousands, except per share amounts)
Net sales from continuing
 operations                   $140,097  132,945   129,279  131,810 120,159
Earnings from continuing
 operations                     20,016   19,457    20,692   20,767  20,736
Earnings from continuing
 operations per share of
 common stock                     1.22     1.16      1.18     1.14    1.10
Net earnings                    20,016   19,457    21,252   21,216  21,100
Net earnings per share of
 common stock                     1.22     1.16      1.21     1.16    1.12
Total assets                    84,991   74,499    75,923   81,244  73,208
Long-term debt                     360      435       505    2,396   3,163
Cash dividends per share
 of common stock                  .575     .555      .535      .51     .47

Notes:    1.   The per share figures give effect to a three-for-two stock distribution in July 1991.
          2. Fiscal years 1992, 1993, 1994 and 1995 include the operations of Admore, Inc. acquired March 4, 1991.
          3. Net earnings for fiscal 1992 includes $1,500,000 (8 cents a share) resulting from the cumulative effect of a change in accounting for income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
     The Company has maintained a strong financial position with working capital at February 28, 1995 of $46,289,000, an increase of 28.7% from the beginning of the year, and a current ratio of 4.6 to 1. The increase is due to cash provided by operating activities and the Board of Directors' decision, on September 15, 1993, to temporarily suspend open market treasury stock purchases.

Discontinued Operation
     Because of inadequate return on investment, the Company decided during the year ended February 29, 1992 to discontinue its copier sales and service subsidiary, American Business Equipment, Inc. (ABE) and recorded a provision for loss on disposal. During the year ended February 28, 1993 the Company sold the assets and business of ABE and the ABE real estate on a more favorable basis than was used in determining the provision for loss on disposal. See Note 7 to the accompanying Consolidated Financial Statements.

Accounting Standards
     In May 1993 the Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The provisions of Statement No. 115 became effective for fiscal year 1995 and did not have a significant impact on the Company's Consolidated Financial Statements.

     In March 1995, the Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This Statement provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of. The provisions of Statement No. 121 will be effective for fiscal year 1997 and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Results of Operations

1995 as compared to 1994
     Net sales increased 5.4% in fiscal 1995 compared to 1994. Most of the increase is attributable to additional business from two significant customers in the business forms printing operations and sales from an award ribbon company acquired in June 1993. The Company's tool and die subsidiary, Connolly Tool and Machine Company, also had a significant increase in net sales over the prior year. The upturn in the economy, additional marketing activities, and improved customer service further contributed to the increase in net sales. Sales by the Company's 70%-owned Mexican subsidiary were not material. Cost of sales increased 7.1% in fiscal 1995 compared to 1994, a greater percentage increase than was experienced in net sales for the same period. Accordingly, gross profit increased only 2.7%, less than the increase in sales. Competitive market conditions have prohibited the Company from obtaining price increases sufficient to fully offset the increased raw material costs of the business forms printing operations. Selling, general, and administrative expenses increased 6.4% over the prior year because of additional marketing costs, customer service expenses and startup costs associated with a new manufacturing facility in Mexico City. Interest expense continues to decline due to scheduled decreases in outstanding long-term debt. Investment and other income increased in the current year over the prior year due to gains from asset sales, increased amounts of funds available for investments and a steady increase in interest rates throughout the year. The overall effective income tax rate remained substantially unchanged from fiscal 1994. Net earnings increased 2.9%, comparable to the increase in gross profits. The increased selling, general and administrative expenses were largely offset by the higher investment income. Earnings per share increased by a greater percentage than net earnings because the weighted average number of shares of common stock outstanding decreased in fiscal 1995 compared to the prior year. This decrease in the weighted average number of shares of common stock outstanding is because of treasury stock purchases in the first half of fiscal 1994.

1994 as compared to 1993
     Net sales from continuing operations increased 2.8% in fiscal 1994 compared to 1993. The increase is attributable to the acquisition of two award ribbon companies (one in fiscal 1994 and one in fiscal 1993) and additional business from several significant customers in the business forms printing operation. Cost of sales increased 4.9% in fiscal 1994 compared to 1993, a greater percentage increase than was experienced in net sales for the same period. Competitive market conditions have prohibited the Company from obtaining price increases sufficient to offset the increased raw material and labor costs of the business forms printing operations. As a result of the competitive market conditions, gross profits were substantially unchanged between years despite increased sales. Gross profit margins decreased 3.0% in fiscal 1994 as compared to the prior year. Earnings from continuing operations decreased 6.0% between fiscal 1994 and 1993. The decrease in earnings was the result of greater selling, general and administrative expenses which increased 6.1% in fiscal 1994 compared to 1993 and an increase in the Company's effective income tax rate. The increase in expenses was primarily the result of additional marketing costs and the beginning of a non-competition agreement. Total income tax expense was unchanged between fiscal 1994 and 1993 despite the decrease in earnings before income taxes. The overall effective income tax rate increased from 35.9% in fiscal 1993 to 37.3% in the current year. The increase was principally due to an increase in statutory Federal income tax rates enacted under the Revenue Reconciliation Act of 1993. Interest expense continued to decline as a result of scheduled decreases in and early repayment of outstanding long-term debt. Investment and other income declined in the current year compared to the prior year because of losses from asset sales in the first quarter of the current year and gains from asset sales in the second quarter of the prior year. Earnings per share decreased by a smaller percentage than net earnings because of the purchases of treasury stock in fiscal 1994 (767,500 shares).

1993 as compared to 1992
     Net sales from continuing operations decreased 1.9% in fiscal 1993 compared to 1992. All of the decline is in the business forms printing operation. Net sales of Connolly Tool and Machine Co. increased 6.3% over the fiscal 1992 level. Net earnings from continuing operations remain essentially unchanged for the fourth consecutive year, as the Company continues to search for new products to market to its dealer network. Admore again made a significant profit contribution. Without Admore's contribution, net earnings from continuing operations for fiscal 1993 would have declined 10.5% from fiscal 1991 results, the last year before the Company acquired Admore. Cost of sales and gross margins remained substantially the same as compared to the prior year. Fiscal 1993 has virtually no LIFO liquidation gain as compared to a 1992 gain of $615,000. Selling, general and administrative expenses declined 3.9% from 1992 to 1993. No single item of expense accounts for the decline. Interest expense continued to decline as a result of scheduled reductions of long-term debt. Investment and other income declined from fiscal year 1992 because of decreased amounts of funds available for investments and low interest rates for the entire year. Funds available for investment decreased because of treasury stock purchases, the majority of which occurred in the second quarter. The overall effective income tax rate remained substantially unchanged from fiscal 1992 despite continued increases in state income tax expense. The full impact of changes in the Texas franchise tax was not experienced until fiscal 1993. Purchases of treasury stock in fiscal 1993 (1,055,258 shares) resulted in the percentage increase in earnings per share exceeding the percentage increase in net earnings.

Description of Business

Ennis Business Forms, Inc. was organized under the laws of Texas in 1909. Except for one subsidiary, Ennis (the Company and all of its other subsidiaries) prints and constructs a broad line of business forms and other business products for national distribution. Approximately 92% of the business products manufactured by Ennis are custom and semi-custom, constructed in a wide variety of sizes, colors, number of parts and quantities on an individual job basis depending upon the customers' specifications. Ennis operates fourteen manufacturing locations in twelve strategically located states and Mexico City, providing the Ennis dealer a national network for meeting users' demands for hand or machine written records and documents. The Company's other subsidiary, Connolly Tool and Machine Company (Connolly), is located in Dallas, Texas and designs and manufactures tools, dies and special machinery, all to customers' specifications, for customers located primarily in the Southwestern part of the United States. The operations of Connolly are not significant to consolidated operations. For the year ended February 28, 1995 the sale of business products represents approximately 95% of consolidated net sales.

While it is not possible, because of the lack of adequate statistical information, to determine Ennis' share of the total business products market or Connolly's share of the total tool, dies and special machinery market, or their positions in their respective industries, management believes Ennis is one of the largest producers of business forms in the United States distributing primarily through independent dealers, and that its business forms offering is more diversified than that of most companies in the business forms industry. Also, Connolly is believed to be one of the leading independent designers and manufacturers of tools, dies and special machinery in the Southwest.

Distribution of business forms and other business products throughout the United States and Mexico is primarily through independent dealers, including business forms distributors, stationers, printers, computer software developers, etc. Distribution of tools, dies and special machinery is on a contract basis with individual customers. No single customer accounts for as much as ten percent of consolidated sales.

Raw materials principally consist of a wide variety of weights, widths, colors, sizes, and qualities of paper for business forms and a variety of types and grades of metals and electrical and mechanical components for tools, dies and special machinery purchased from a number of major suppliers at prevailing market prices.

Seasonal fluctuations in business forms usage have historically caused a decline in sales during the first quarter, and operations are further affected by the seasonal pattern of business forms used in the raw cotton industry, which forms are generally sold during the months immediately preceding the harvesting of cotton. However, recent experience indicates that general economic conditions are the predominant factor in quarterly volume fluctuations, not only in the business forms market, but also in the markets in which Connolly participates.

Quarterly Information  (Unaudited)
(In thousands, except per share amounts)

                                             Quarter Ended
                                   May     August  November   February
Fiscal year ended February 28, 1995:
 Net sales from continuing
   operations                    $34,041    34,594    35,249    36,213
 Gross margin                     13,032    13,099    12,913    14,565
 Net earnings (note 1)             4,975     4,893     4,784     5,364
 Dividends paid                    2,302     2,384     2,383     2,384
 Per share of common stock:
   Net earnings                      .30       .30       .29       .33
   Dividends                         .14      .145      .145      .145
 Common stock price range
   per share                    13.38 to  13.25 to  12.63 to  11.63 to
                                   16.13     15.00     14.88     14.00
 Common stock trading volume,
   number of shares                  722       593       900       992

Fiscal year ended February 28, 1994:
 Net sales from continuing
   operations                    $31,268    33,813    34,583    33,281
 Gross margin                     12,172    12,556    13,150    14,330
 Net earnings (note 1)             4,598     4,486     4,893     5,480
 Dividends paid                    2,322     2,352     2,295     2,301
 Per share of common stock:
   Net earnings                      .27       .27       .29       .33
   Dividends                        .135       .14       .14       .14
 Common stock price range
   per share                    15.00 to  14.25 to  12.00 to  13.00 to
                                   17.88      16.5     16.00     15.75
 Common stock trading volume,
   number of shares                  789     1,333     1,167       872


The Company's common stock is traded on the New York Stock Exchange. The number of common stockholders of record as of April 14, 1995 was 2,005.


Notes:  1.   Year-end adjustments related to physical inventory counts and
        LIFO valuation increased net earnings for the fourth quarter of fiscal 1995 by approximately $267,000 (2 cents a share) as compared to an increase in net earnings of approximately $953,000 (6 cents a share) from comparable adjustments in the fourth quarter of fiscal 1994.

Ten-Year Financial Review
(In thousands, except per share and per dollar of sales amounts)
  Fiscal years ended February 28 or 29    1995     1994    1993     1992     1991     1990    1989     1988     1987     1986

Net sales from continuing
  operations                          $140,097  132,945 129,279  131,810  120,159  122,941 120,016  110,002  103,460  101,955

Earnings from continuing operations
  before income taxes                   32,041   31,039  32,276   32,303   32,225   32,630  28,735   25,614   22,377   20,120

Federal and state income taxes          12,025   11,582  11,584   11,536    11489   11,629  10,259   10,008   10,191    9,198

Earnings from continuing operations     20,016   19,457  20,692   20,767   20,736   21,001  18,476   15,606   12,186   10,922

     Per dollar of sales                  .143     .146     .16     .158     .173     .171    .154     .142     .118     .107

     Per share (a)                        1.22     1.16    1.18     1.14     1.10     1.06     .91      .73      .54      .47

Net earnings                            20,016   19,457  21,252   21,216   21,100   21,027  18,839   15,751   12,562   11,399

     Per share (a)                        1.22     1.16    1.21     1.16     1.12     1.06     .92      .74      .56      .49

Dividends                                9,453    9,270   9,400    9,310    8,810    8,158   6,609    4,761    3,340    2,328

     Per share (a)                        .575     .555    .535      .51      .47      .41     .32      .22      .15      .10

Stockholders' equity                    69,338   58,897  60,565   66,485   55,830   60,737  52,954   49,586   53,950   50,309

     Per share (a)                        4.22     3.52    3.52     3.65     3.05     3.10    2.66     2.41     2.43     2.19

Current assets                          59,265   48,519  48,928   51,035   50,927   55,527  46,797   45,600   53,390   48,012

Current liabilities                     12,976   12,548  12,087    9,631   10,203   10,074  10,080   12,619   12,642   11,497

Net working capital                     46,289   35,971  36,841   41,404   40,724   45,453  36,717   32,981   40,748   36,515

Ratio of current assets to
  current liabilities                    4.6:1    3.9:1   4.0:1    5.3:1    5.0:1    5.5:1   4.6:1    3.6:1    4.2:1    4.2:1

Depreciation of plant and equipment      3,499    3,805   4,086    4,368    3,694    3,486   3,372    3,249    3,097    2,782

Additions to property, plant and
  equipment                              4,010    2,215   1,315    2,484    3,684    3,639   2,096    2,563    2,906    5,765

(a) Earnings from continuing operations per share, net earnings per share, dividends per share and stockholders' equity per share figures have been adjusted to reflect the following stock distributions:
          July 1991       3 for 2
          July 1989       3 for 2
          February 1987   3 for 2
          June 1985       2 for 1

Consolidated Statements of Earnings
(In thousands, except per share amounts)

                                         For the years ended February 28,
                                       1995        1994         1993

Net sales                          $140,097      132,945     129,279
Costs and expenses:
 Cost of sales                       86,488       80,737      76,952
 Selling, general and
   administrative expenses           22,893       21,525      20,287
 Interest expense                        87          120         251
                                    109,468      102,382      97,490
      Earnings from operations       30,629       30,563      31,789
Investment and other income - net     1,412          476         487
      Earnings from continuing
       operations before income
        taxes                        32,041       31,039      32,276
Provision for income taxes (note 5)  12,025       11,582      11,584
      Earnings from continuing
       operations                    20,016       19,457      20,692
Gain on disposal of discontinued
 operation - net of taxes (note 7)       --           --         560
      Net earnings                  $20,016       19,457      21,252
Per share of common stock:
 Continuing operations                $1.22         1.16        1.18
 Discontinued operation                  --           --         .03

      Net earnings                    $1.22         1.16        1.21



See accompanying notes to consolidated financial statements.
Consolidated Statements of Cash Flows
(In thousands)

                                         For the years ended February 28,
                                           1995         1994        1993

Cash flows from operating activities:
 Net earnings                           $20,016       19,457      21,252
 Adjustments to reconcile net
 earnings to net cash provided by
 operating activities:
   Depreciation and amortization          3,657        4,107       4,392
   Deferred income taxes                   (272)        (675)          8
   (Gain) on disposal of discontinued
     operation, net of income taxes          --           --        (560)
   Other                                    216          200        (629)
   Changes in assets and liabilities:
     Receivables                         (3,185)         659         321
     Inventories                         (1,553)        (716)     (1,202)
     Other current assets
      (net of deferred taxes)               344         (127)       (108)
     Accounts payable and
      accrued expenses                    1,188        2,349       1,226
     Federal and state income taxes        (688)         (98)        524
Net cash provided by operating
activities                               19,723       25,156      25,224

Cash flows from investing activities:
 Capital expenditures                    (4,010)      (2,215)     (1,315)
 Purchase of operating assets                --       (1,000)       (363)
 Purchase of short-term investments     (17,600)          --          --
 Proceeds from sale of discontinued
   operation                                 --           --       1,841
 Proceeds from disposal of property         379           24         103
Net cash provided by (used in)
investing activities                    (21,231)      (3,191)        266

Cash flows from financing activities:
 Exercise of incentive stock options         18           19         156
 Purchase of treasury stock                 (15)     (11,874)    (17,928)
 Dividends                               (9,453)      (9,270)     (9,400)
 Payment of long-term debt                  (70)      (1,860)       (798)
Net cash flows used in financing
activities                               (9,520)     (22,985)    (27,970)

Effect of exchange rate changes on cash      (8)          --          --

Net change in cash and equivalents      (11,036)      (1,020)     (2,480)
Cash and equivalents at beginning
of year                                  21,577       22,597      25,077

Cash and equivalents at end of year     $10,541       21,577      22,597


See accompanying notes to consolidated financial statements.





Consolidated Balance Sheets
(In thousands, except share amounts)


                                            February 28,   February 28,
                                                1995           1994

Assets
Current assets:
 Cash and equivalents                            $10,541        21,577
 Short-term investments                           17,600            --
 Receivables, principally trade, less
  allowance for doubtful receivables
  of $1,033 in 1995 and $845 in 1994              18,284        15,106
 Inventories, at lower of cost (principally
  last-in, first-out) or market (note 2)          10,301         8,760
 Other current assets (note 5)                     2,539         3,076

   Total current assets                           59,265        48,519

Property, plant and equipment, at cost:
 Plant machinery and equipment                    48,600        47,349
 Land and buildings                               14,548        14,427
 Other                                             4,776         4,326
                                                  67,924        66,102
 Less accumulated depreciation                    48,403        46,896

   Net property, plant and equipment              19,521        19,206

Cost of purchased businesses in excess of
 amounts allocated to tangible net assets          4,356         4,477

Other assets and deferred charges (note 6)         1,849         2,297


                                                 $84,991        74,499

See accompanying notes to consolidated financial statements.





                                              February 28,   February 28,
                                                  1995           1994

Liabilities and Stockholders' Equity
Current liabilities:
 Current installments of long-term
  debt                                               $75            70
 Accounts payable                                  5,014         4,309
 Accrued expenses:
  Employee compensation and benefits               5,303         5,135
  Taxes other than income                            740           693
  Other                                              764           507
  Federal and state income taxes payable
   (note 5)                                        1,080         1,834
       Total current liabilities                  12,976        12,548

Long-term debt, less current installments            360           435
Deferred credits, principally Federal
  income taxes (note 5)                            2,317         2,619
Stockholders' equity (notes 3 and 4):
 Preferred stock of $10 par value.
  Authorized 1,000,000 shares;
   none issued                                        --            --
 Common stock of $2.50 par value.
  Authorized 40,000,000 shares; issued
  21,249,860 in 1995 and 1994                     53,125        53,125
 Additional capital                                1,040         1,095
 Retained earnings                               107,100        96,537
 Cumulative foreign currency translation
  adjustments                                       (125)           --
                                                 161,140       150,757

 Less cost of 4,809,829 shares in 1995 and
  4,812,663 shares in 1994 of common stock
  in treasury                                     91,802        91,860


Total stockholders' equity                        69,338        58,897


                                                $ 84,991        74,499



Notes to
Consolidated Financial Statements

(1)  Significant Accounting Policies and General Matters
Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The cost of purchased businesses in excess of amounts allocated to tangible net assets is being amortized by the straight-line method over forty years. Related accumulated amortization totaled $459,000 and $338,000 at February 28, 1995 and 1994, respectively.

Cash and Short-Term Investments. Investments with original maturities of less than three months are classified as cash equivalents. Short-term investments consist of debt securities issued by the U. S. Treasury with varying maturities through October 1995. Short-term investments are classified as held-to-maturity securities and reported at amortized cost, which approximates fair market value, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Property, Plant and Equipment. Depreciation of property, plant and equipment is provided by the straight-line method at rates presently considered adequate to amortize the total cost over the useful lives of the assets. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit. The Company capitalizes all significant leases which are in substance acquisitions of property.

Investment Income. Investment income was approximately $1,215,000, $536,000 and $697,000 for fiscal years 1995, 1994 and 1993, respectively, and is included in Investment and other income.

Income Taxes. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement requires the use of the asset and liability method of accounting for income taxes. Accordingly, changes in statutory income tax rates, such as the rate increase enacted under the Revenue Reconciliation Act of 1993, increase or decrease deferred income tax expense in the period of enactment.

Credit Risk. The Company's financial instruments which are exposed to credit risk consist of its trade receivables and short term investments. The trade receivables are geographically dispersed within the continental United States and Mexico and the short term investments are generally restricted to investment grade commercial paper, Eurodollar deposits of U.S. banks, and U. S. Government obligations.

Business Segment. The Company is principally in the business of manufacturing and selling business forms and other printed business products. For the fiscal years 1995, 1994 and 1993, business forms operations represented approximately 89% to 95% of net sales, operating profits, depreciation and identifiable assets in each year. Capital expenditures attributable to business forms operations for the same years were 100%, 98% and 91%, respectively.

Net Earnings Per Common Share. Net earnings per common share amounts are based on the weighted average number of shares outstanding during each year. Common stock equivalents (options) have not been included in determining earnings per common share amounts because their inclusion would not materially dilute the amounts shown. The weighted average number of shares outstanding for the fiscal years 1995, 1994 and 1993 were 16,439,844, 16,717,525 and 17,557,716, respectively.

Foreign Currency Translation Adjustments. Financial position and results of operations of the Company's foreign, 70% - owned, subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this operation were translated at the exchange rate in effect at the balance sheet date. Income statement accounts were translated at the average exchange rates prevailing during the year. Translation adjustments are included in the cumulative foreign currency translation adjustments caption in the stockholders' equity section of the consolidated balance sheet. Gains and losses that result from foreign currency transactions are included in earnings. Such amounts were not material in any of the years presented.


(2)  Inventories
     The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market. At February 28, 1995 and 1994 approximately 78% and 74%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out cost or market. The following table summarizes the components of inventory at the different stages of production (in thousands):

                                            February 28,
                                          1995       1994

     Raw material                       $6,746       5,390
     Work-in-process                       963         769
     Finished goods                      2,592       2,601
                                       $10,301       8,760



     The excess of current costs over LIFO stated values amounts to approximately $5,486,000 and $4,529,000 at February 28, 1995 and 1994,
respectively.



(3)                                         Stockholders' Equity
     Following is a summary of transactions in stockholders' equity accounts for the three years ended February 28, 1995 (amounts in thousands, except share amounts):

                                                                                   Cumulative
                                                                                 Foreign Currency  Treasury Stock
                                           Common Stock     Additional Retained    Translation         (at cost)
                                         Shares   Amount     Capital   Earnings    Adjustments   Shares     Amount

Balance February 29, 1992             21,249,860 $53,125     1,409      74,498           --    (3,014,663) $(62,547)
 Net earnings                                 --      --        --      21,252           --             --        --
 Dividends declared ($.535 per share)         --      --        --      (9,400)          --             --        --
 Treasury stock transactions:
   Purchases                                  --      --        --          --           --    (1,055,258)  (17,928)
   Exercise of stock options                  --      --     (214)          --           --         18,632       370
Balance February 28, 1993             21,249,860  53,125     1,195      86,350           --    (4,051,289)  (80,105)
 Net earnings                                 --      --        --      19,457           --             --        --
 Dividends declared ($.555 per share)         --      --        --     (9,270)           --             --        --
 Treasury stock transactions:
   Purchases                                  --      --        --          --           --      (767,500)  (11,874)
   Exercise of stock options                  --      --     (100)          --           --          6,126       119
Balance February 28, 1994             21,249,860  53,125     1,095      96,537           --    (4,812,663)  (91,860)
 Net earnings                                 --      --        --      20,016           --             --        --
 Dividends declared ($.575 per share)         --      --        --     (9,453)           --             --        --
 Foreign currency translation
   adjustment                                 --      --        --          --        (125)             --        --
 Treasury stock transactions:
   Purchases                                  --      --        --          --           --        (1,037)      (15)
   Exercise of stock options                  --      --      (55)          --           --          3,871        73

Balance February 28, 1995             21,249,860 $53,125     1,040     107,100        (125)    (4,809,829) $(91,802)




(4)  Stock Options
     At February 28, 1995, 378,958 shares of the Company's unissued common stock were reserved under an incentive stock option plan for issuance to officers and supervisory employees of the Company and its subsidiaries.
     Following is a summary of transactions in qualified stock options and incentive stock options during the three fiscal years ended in 1995:

                                                   Number      Exercise
                                                     of          Price
                                                   Shares      Per Share

     Outstanding at February 29, 1992
      (120,702 shares exercisable)              239,992   $3.04 to 19.25
      Exercised                                 (18,632)   3.04 to 15.63
      Terminated                                 (4,344)         19.25

     Outstanding at February 28, 1993
      (142,196 shares exercisable)              217,016   $3.04 to 19.25
      Exercised                                  (6,126)           3.04
      Granted                                    46,500          13.81
      Terminated                                 (1,000)         15.63

     Outstanding at February 28, 1994
      (166,119 shares exercisable)              256,390   $3.04 to 19.25
      Exercised                                  (3,557)   3.04 to 10.17
      Granted                                     5,750   12.00 to 14.25
      Terminated                                 (2,375)  13.81 to 19.25

     Outstanding at February 28, 1995
      (189,763 shares exercisable)               256,208 $10.17 to 19.25



(5)  Income Taxes
     The components of the provision for income taxes related to continuing operations for fiscal years 1995, 1994 and 1993 are (in thousands):
                                                1995       1994       1993
     Current:
       Federal                                 $11,029   11,003     10,918
       State and local                          1,268     1,254      1,415
     Deferred Federal                            (272)     (675)      (749)
     Total provision for income taxes          $12,025   11,582     11,584

     Total income taxes paid                   $12,986   12,369     11,470

     The following summary for the three fiscal years ended in 1995 reconciles the statutory U. S. Federal income tax rate to the Company's effective tax rate:
                                                1995       1994       1993

     Statutory rate                            35.0%      35.0%      34.0%
     Provision for state income taxes,
       net of Federal income tax benefit        2.5        2.6        2.9
     ESOP pass-through dividend deduction      (0.6)      (0.7)      (0.6)
     Other                                      0.6        0.4       (0.4)
               Effective tax rate              37.5%      37.3%      35.9%

     The Federal and state income tax assets and liabilities are summarized as follows (in thousands):
                                                        February 28,
                                                      1995       1994

     Currently payable                              $1,080     1,834
     Deferred:
      Current asset                                  1,682     1,857
      Noncurrent liability                           2,045     2,426

     The components of deferred income tax assets and liabilities are summarized as follows (in thousands):
                                                       February 28,
                                                      1995       1994
     Current deferred asset:
      Allowance for doubtful receivables              $491       457
      Employee compensation and benefits               884     1,100
      Foreign net operating loss carryforward          112        --
      Other                                            307       300
          Subtotal                                   1,794     1,857
      Valuation allowance                             (112)       --
                                                    $1,682     1,857
     Noncurrent deferred liability:
      Depreciation                                  $1,475     1,765
      Prepaid pension cost                             177       388
      Other                                            393       273
                                                    $2,045     2,426

     The valuation allowance relates to the foreign net operating loss carryforward.

(6)  Employee Benefit Plans
      The Company and certain subsidiaries have noncontributory defined benefit retirement plans covering substantially all of their employees. Benefits are based on years of service and the employee's average compensation for the highest five consecutive compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of ERISA. The following table sets forth the Plans' funded status and amounts recognized in the Company's consolidated balance sheets at February 28, 1995 and 1994 (in thousands):

                                                          1995       1994
        Actuarial present value of benefit obligations:
          Accumulated benefit obligation, including
            vested benefits of $19,971 and $21,931
            in 1995 and 1994, respectively                $22,198    27,029
          Projected benefit obligation for service
            rendered to date                             $(30,286)  (34,484)
          Plan assets at fair value                        27,904    31,371
          Plan assets (less than) projected
            benefit obligation                             (2,382)   (3,113)
          Unrecognized net loss                             8,059    10,006
          Unrecognized net transition asset being
            recognized over the average
            remaining service life                         (4,899)   (5,591)
        Prepaid pension cost included in other assets        $778     1,302

      Net pension cost for fiscal years 1995, 1994 and 1993 included the following components (in thousands):
                                                  1995      1994      1993
        Service cost - benefits earned during
          the current period                     $1,520     1,383     1,446
        Interest cost on projected benefit
          obligation                              2,563     2,185     2,097
        Actual (return) loss on plan assets         119    (3,365)   (2,221)
        Net amortization and deferral            (3,490)      (78)   (1,321)

           Net periodic pension cost               $712       125         1


Assumptions used in accounting for the defined benefit plans for fiscal years 1995, 1994 and 1993 are as follows:
                                                1995       1994       1993

        Weighted average discount rate          8.25%      7.50%      8.00%
        Earnings progression                    4.50%      4.50%      4.50%
        Expected long-term rate of return on
          plan assets                          10.00%      9.75%     10.00%


(7)  Discontinued Operation
     During fiscal 1992 the Company decided to discontinue its investment in American Business Equipment, Inc. (ABE), its copier sales and service subsidiary. The Company's intention was to sell the operation in its entirety, but it was also recognized that it might be necessary to sell selected locations and close other sites. Accordingly, in its 1992 financial statements the Company provided for a loss on disposal on this basis. During fiscal 1993 the Company was successful in selling the operation in its entirety and, accordingly, realized a smaller loss on disposal than had been provided for. The fiscal 1993 gain on disposal of discontinued operation totaling $560,000 (net of income taxes of $315,000) represents the adjustment of the 1992 loss provision to the amount ultimately realized.

Independent Auditors' Report

The Board of Directors and Stockholders
Ennis Business Forms, Inc.:

We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ennis Business Forms, Inc. and subsidiaries as of February 28, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1995, in conformity with generally accepted accounting principles.




                                          KPMG Peat Marwick LLP

Dallas, Texas
April 18, 1995