Form 10-K405, Exhibit 13
period 1996-02-29
ENNIS BUSINESS FORMS INC
filed 1996-05-24
CIK 33002

ENNIS BUSINESS FORMS, INC.
SERVICE SINCE 1909
AND INTO THE NEXT CENTURY



What is now Ennis Business Forms began as a community newspaper in Ennis, Texas in 1909. The company soon began manufacturing and selling cotton bale identification tags to gin operators throughout the South.

As the American workplace changed during this century, so did the products that Ennis Business Forms produced: salesbooks to record the credit sales of Depression-era grocers, loan forms used by returning GI's to buy their first homes and multi-part computer forms for the huge new calculating machines that were beginning to appear in the 1960's.

Ennis continues to manufacture and sell
products vital to the marketplace: a bar-coded pharmacy label that helps speed the treatment of a hospitalized child, a colorful, customized brochure used by an entrepreneur to launch his new business, and the CD-ROM package that carries a computer software program to millions of desktops throughout the world.

Printed by Ennis Business Forms, Inc.


Financial Highlights


  Annual Summary

                                                                Percentage
                            Fiscal Year Ended Fiscal Year Ended Increase February 29, 1996 February 28, 1995 (Decrease)

Net sales                      $142,134,000     $140,097,000        1.5
Earnings before income taxes     30,104,000       32,041,000       (6.0)
Income taxes                     11,487,000       12,025,000       (4.5)
Net earnings                     18,617,000       20,016,000       (7.0)
Dividends                         9,782,000        9,453,000        3.5
Per share of common stock:
 Net earnings                          1.13             1.22       (7.4)
 Dividends                             .595             .575        3.5
Weighted average number of shares
 of common stock outstanding     16,439,645       16,439,844         --


Table of Contents

            2   Management's Report to Shareholders
            5   Selected Financial Data
            6   Management's Discussion and Analysis
            8   Description of Business
            9   Quarterly Information
           10   Ten-Year Financial Review
           12   Consolidated Statements of Earnings
           13   Consolidated Statements of Cash Flows
           14   Consolidated Balance Sheets
           16   Notes to Consolidated Financial Statements
           20   Independent Auditors' Report
Inside Back Cover   Directors and Officers
Inside Back Cover   Manufacturing Locations and Executive Offices


MANAGEMENT'S REPORT TO SHAREHOLDERS


   For the fiscal year ended February 29, 1996 we achieved record sales, but net earnings were 12% below the record set in fiscal 1993.
   The business forms industry has experienced little or no growth in recent years, but in spite of this difficult environment, we continue to maintain what we believe to be the highest profit margin and return on investment of any publicly-owned business forms company in the United States.

Operating Results

   Sales for the year ended February 29, 1996 amounted to $142,134,000 compared to $140,097,000 in the prior year, an increase of 1.5%. Net earnings for the year were $18,617,000 compared to $20,016,000 in the prior year, a decrease of 7.0%. Net earnings per share of common stock amounted to $1.13 compared to $1.22 in the prior year, a decrease of 7.4%. Per share earnings computations were based on 16,439,645 shares for the year ended February 29, 1996 and 16,439,844 shares for the prior year.
   The gross margin declined this year primarily as a result of numerous raw material cost increases which were not fully recovered through selling price increases. Higher selling and marketing expenses in fiscal 1996 in accordance with plan contributed to the sales increase but negatively affected earnings.

Financial Condition

   The Company's financial condition remains strong. At February 29, 1996 the ratio of current assets to current liabilities was 5.2 to 1, and long-term debt was less than 1% of shareholders' equity.

Dividends

   Cash dividends of $.595 per share were paid during the year ended February 29, 1996 compared to $.575 in the prior year, an increase of 3.5%.

Plant Closing

   In November 1995, we closed an imprint plant in Boulder City, Nevada, which we had opened in 1984. This plant produced very short run standardized business forms. At the time the plant was established, the demand for the type of forms it produced was growing in excess of 20% per year. More recently the growth rate of these products declined to the point where we found it would be advantageous to close this facility and move production to other plants. The decision to close Boulder City was not an easy one. The employees at that location had done a commendable job of bringing it from a startup to an efficient facility.

Outlook

   Ennis Business Forms is at a crossroads in its 87 year history, but since this is not the first time that the Company has found itself in this position, we believe it would be worthwhile to review some of the challenges which the Company has successfully faced over just the last 25 years. For the fiscal year ended February 28, 1971 the Company sustained a 37% decline in net earnings following many years of consistent earnings growth. The current Chief Executive Officer was appointed in August 1971. For fiscal 1972 we reported a loss of over $2 million, including extraordinary charges. For the next three fiscal years we had a strong rebound in earnings and set earnings records in fiscal 1974 and 1975. Then in fiscal 1976 and 1977 earnings declined more than 20% each year. At that point, after prolonged study, we dramatically changed our marketing strategy. In 1977 our largest dealer class accounted for approximately 45% of revenues, but overall profit margins from that segment of our business were unsatisfactory, and we decided to focus most of our sales and marketing efforts on segments of the market with better profit potential. Although this change entailed substantial risk, subsequent events proved it to have been wise. During the thirteen-year period beginning in fiscal 1978 through fiscal 1990, we achieved average annual growth of 6% in sales, 19% in net earnings, and 29% each in earnings per share and cash dividends per share.
   Beginning in fiscal 1991 and continuing through fiscal 1996, operating results have been disappointing. During this six year period, sales increased at an average annual rate of 3%, net earnings declined at an average annual rate of 2%, earnings per share increased at an average annual rate of 1%, and cash dividends per share increased an average of 7% a year. Initially we believed that the recession which began in 1990 was responsible for our lack of sales and earnings growth. Then, during 1993, we finally realized that while the recession undoubtedly contributed to the unsatisfactory performance, there had been a fundamental change in our business which was going to make it very difficult to achieve sales and earnings growth until we expanded our product offering. We became aware that more and more small businesses, which for many years had been the primary focus of our sales and marketing efforts, were discontinuing the use of pre-printed customized business forms, which account for most of our revenues and earnings, in favor of other methods of recording and reporting
business transactions.   Business forms are just one of a long list of
products which have provided our revenues over the years. The Company began as a community newspaper in Ennis, Texas in 1909. Soon thereafter it began producing cotton tags and over the years added sales and manifold books, restaurant guest checks, grocery bags, school supplies, ruled notebook paper, ruled tablets, legal pads, adding machine rolls, carbon paper, typewriter ribbons, file folders, register forms and machines, tab cards, unit sets, continuous computer forms, pegboard forms, stock forms, hospital menus, copier and laser printer supplies, pressure sensitive labels, laser cut-sheet forms, presentation folders and other presentation products, many different kinds of promotional products, and, most recently, short-run high-quality process color commercial printing. Many of these products became obsolete or unsatisfactorily profitable over the years and were discontinued.
   After many years of growth in excess of that of the economy as a whole, the business forms market is in decline. Although the rate of decline is presently slow, there is no reason to believe that the declining trend will be reversed. Even so, we expect business forms to continue to be a very important part of our business for the foreseeable future, providing funds for growth in other areas. While it will be many years, if ever, before paper business forms totally disappear from the business scene, we are once again faced with the necessity of making a transition from our largest product category to other products if we are to grow.
   We believe growth is critical to the enhancement of shareholder value, and about three years ago when we first recognized that we could not realistically expect to achieve acceptable growth in the declining business forms market, we undertook an aggressive search for acquisitions. Based on our experience since then there are few good companies which fit our strategic requirements and are available for acquisition at prices which would provide incremental earnings for us in the near term. We will continue to search for acquisitions in specialized product areas or where we can obtain people who bring specialized product or market knowledge to our operations; however, our present plan is to focus most of our growth efforts on our existing plants and market channel.
   We are blessed with hundreds of highly skilled production and customer service employees in our present plants, and because of their age and location most of our facilities have relatively low operating costs. We sell our products through over 30,000 independent dealers, many of whom have been doing business with us for decades and have the capability of distributing many different kinds of business supplies products. We intend to find, either through internal development or acquisition, additional products for our existing plants and market them through our dealer network.
   In 1991 we purchased a Michigan manufacturer of high-quality process color presentation folders. This product line has now been expanded to include other types of presentation products, including CD-ROM holders, diskette holders and video boxes. The presentation folder product line fits our distribution channel and is not subject to technological obsolescence, thus it offers, along with its companion products, significant growth potential. On April 1, 1996 we purchased a small Los Angeles manufacturer of presentation folders which enhances our growth opportunities in this product line in the large West Coast market. Also, on April 1, 1996, we purchased a commercial printing operation in Seattle which gives us the production and marketing knowledge to enter the developing market for short-run high-quality process color printing. We are now planning a major marketing effort for these products through independent dealers throughout the United States.
   At the same time we announced these acquisitions, we announced that our Board of Directors authorized $16.5 million of capital expenditures for the fiscal year which began March 1, 1996. The capital expenditures budget for fiscal 1997 exceeds aggregate capital expenditures over the last five years and will be funded from internally generated funds. The major portion of these expenditures will be for non-forms production equipment or for specialized forms-related equipment for high value-added products, such as bar codes, label-form combinations and variable data printing, all of which offer significant growth potential.
   The fiscal 1997 capital budget resulted from planning sessions which included significant input and commitment by our local plant management.
We asked each of our plant managers to develop plans for annual sales growth of 10% and to provide investment and operating plans to achieve such growth. The response by all of management has been an enthusiastic commitment to aggressively pursue growth opportunities, especially in new products and product extensions. We realize that it may be necessary to suffer a short-term decline in profit margins in order to achieve such growth; however, it is clear that we must get sales, and ultimately earnings, back on a growth track for the benefit of our shareholders.
   We have set a long-term growth target of 10% per year for the Company as a whole. We are presently emphasizing sales growth, but once we achieve the sales growth we will shift our emphasis to profits, with the objective of obtaining average annual increases of 10% in both sales and earnings over the long-term. We consider this an aggressive target since more than half of our current revenues are from products which are declining in usage. We strongly emphasize that 10% growth is our target and not a forecast.
   We believe it was important to discuss in the preceding paragraphs some of the challenges which we have confronted and successfully met over the last 25 years because we are again facing a serious challenge and we are asking our shareholders to bear with us while we take the actions which we believe are necessary to get the Company back on a growth track. At the same time, we recognize that we must again take some major risks and that there is no guarantee that we will be successful. We believe that our track record should provide encouragement to our shareholders during this transition period. We are the same Company with the same management and other strengths which have enabled us to successfully meet previous challenges. Management is fully committed to profitable growth, and we are confident that through the efforts of our employees and with the support of our shareholders and customers Ennis Business Forms will again become a growth Company.


               Kenneth A. McCrady             Charles F. Ray
               Chairman of the Board          President
               and Chief Executive Officer    and Chief Operating Officer

               (Photogragh of Mr. McCrady)    (Photogragh of Mr. Ray)


May 1, 1996


Selected Financial Data
                                        Years Ended February 28 or 29,
                                  1996     1995     1994      1993    1992
                                   (In thousands, except per share amounts)
Net sales from continuing
 operations                   $142,134  140,097   132,945  129,279 131,810
Earnings from continuing
 operations                     18,617   20,016    19,457   20,692  20,767
Earnings from continuing
 operations per share of
 common stock                     1.13     1.22      1.16     1.18    1.14
Net earnings                    18,617   20,016    19,457   21,252  21,216
Net earnings per share of
 common stock                     1.13     1.22      1.16     1.21    1.16
Total assets                    93,662   84,991    74,499   75,923  81,244
Long-term debt                     280      360       435      505   2,396
Cash dividends per share
 of common stock                  .595     .575      .555     .535     .51

Notes: 1. The per share figures have been adjusted to reflect a three-for-two stock distribution in July 1991.
        2. Net earnings for fiscal 1992 include $1,500,000 (8 cents a share) resulting from the cumulative effect of a change in accounting for income taxes.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
     The Company has maintained a strong financial position with working capital at February 29, 1996 of $54,490,000, an increase of 17.7% from the beginning of the year, and a current ratio of 5.2 to 1. The increase is due to cash provided by operating activities. In April 1996, the Company purchased in separate transactions substantially all the operating assets and operations of two privately-owned specialty printing companies for approximately $8,000,000. In addition to the acquisitions, the Board of Directors has authorized $16,500,000 of capital expenditures for fiscal year 1997. The Company funded the acquisitions from available cash and intends to fund the capital expenditures from available cash.

Accounting Standards
     In March 1995, the Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ". This Statement provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of. The provisions of Statement No. 121 will be effective for fiscal year 1997 and are not expected to have a significant impact on the Company's Consolidated Financial Statements. See note 1 to the Consolidated Financial Statements for the Company's current accounting for impairment of long-lived assets.

     In October 1995, the Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Statement gives companies the option to adopt the fair value method for expense recognition of employee stock options or to continue to account for stock options and stock-based awards using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and to make pro forma disclosures of net income and net income per share as if the fair value method had been applied. The provisions of Statement No. 123 will be effective for fiscal year 1997 and the Company has elected to continue to apply APB 25 for future stock options and stock-based awards.


Results of Operations

1996 as compared to 1995
     Net sales increased 1.5% in fiscal 1996 compared to 1995. Cost of sales increased 2.6% in fiscal 1996 compared to 1995, a greater percentage increase than was experienced in net sales for the same period. The gross margin decreased .4%. Competitive market conditions have prohibited the Company from obtaining price increases sufficient to fully offset the increased raw material costs of the business forms printing operations. Selling, general, and administrative expenses increased 9% over the prior year because of additional marketing costs and customer service expenses. Investment and other income increased in the current year over the prior year due to increased amounts of funds available for investment. The overall effective income tax rate increased .5% primarily due to nondeductible foreign operating losses. Net earnings decreased 7.0% due to unrecoverable increased raw material costs in the business forms operations, increased selling, general, and administrative expenses, and the write-off of impaired intangible assets. Earnings per share decreased 7.4%, substantially the same percentage decrease as net earnings because the weighted average number of shares of common stock outstanding were virtually unchanged from fiscal 1995.

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

1994 as compared to 1993
     Net sales from continuing operations increased 2.8% in fiscal 1994 compared to 1993. The increase is attributable to the acquisition of two award ribbon companies (one in fiscal 1994 and one in fiscal 1993) and additional business from several significant customers in the business forms printing operation. Cost of sales increased 4.9% in fiscal 1994 compared to 1993, a greater percentage increase than was experienced in net sales for the same period. Competitive market conditions have prohibited the Company from obtaining price increases sufficient to offset the increased raw material and labor costs of the business forms printing operations. As a result of the competitive market conditions, gross profits were substantially unchanged between years despite increased sales. Gross profit margins decreased 3.0% in fiscal 1994 as compared to the prior year. Earnings from continuing operations decreased 6.0% between fiscal 1994 and 1993. The decrease in earnings was the result of greater selling, general and administrative expenses which increased 6.1% in fiscal 1994 compared to 1993 and an increase in the Company's effective income tax rate. The increase in expenses was primarily the result of additional marketing costs and the beginning of a non-competition agreement. Total income tax expense was unchanged between fiscal 1994 and 1993 despite the decrease in earnings before income taxes. The overall effective income tax rate increased from 35.9% in fiscal 1993 to 37.3% in fiscal 1994. The increase was principally due to an increase in statutory Federal income tax rates enacted under the Revenue Reconciliation Act of 1993. Interest expense continued to decline as a result of scheduled decreases in and early repayment of outstanding long-term debt. Investment and other income declined in fiscal 1994 compared to the prior year because of losses from asset sales in the first quarter of fiscal 1994 and gains from asset sales in the second quarter of the prior year. Earnings per share decreased by a smaller percentage than net earnings because of the purchases of treasury stock in fiscal 1994 (767,500 shares).


Description of Business

Ennis Business Forms, Inc. was organized under the laws of Texas in 1909. Except for one subsidiary, Ennis (the Company and all of its other subsidiaries) prints and constructs a broad line of business forms and other business products for national distribution. Approximately 92% of the business products manufactured by Ennis are custom and semi-custom, constructed in a wide variety of sizes, colors, number of parts and quantities on an individual job basis depending upon the customers' specifications. Ennis operates fifteen manufacturing locations in twelve strategically located states and Mexico City, providing the Ennis dealer a national network for meeting users' demands for hand or machine written records and documents. The Company's other subsidiary, Connolly Tool and Machine Company (Connolly), is located in Dallas, Texas and designs and manufactures tools, dies and special machinery, all to customers' specifications, for customers located primarily in the Southwestern part of the United States. The operations of Connolly are not significant to consolidated operations. For the year ended February 29, 1996 the sale of business products represents approximately 95% of consolidated net sales.

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


Quarterly Information  (Unaudited)
(In thousands, except per share amounts)

                                                  Quarter Ended
                                 May        August     November   February

Fiscal year ended February 29, 1996:
 Net sales                     $35,109      35,707      36,827     34,491
 Gross margin                   12,834      12,939      13,670     13,944
 Net earnings
   (notes 1 and 2)               4,490       4,641       4,840      4,646
 Dividends paid                  2,384       2,466       2,466      2,466
 Per share of common stock:
   Net earnings                    .27         .29         .29        .28
   Dividends                      .145         .15         .15        .15
 Common stock price           12.25 to    12.25 to    12.00 to   11.00 to
   range per share               13.75       13.25       14.50      13.00
 Common stock trading volume,
   number of shares                844       1,074       1,496      1,227

Fiscal year ended February 28, 1995:
 Net sales                     $34,041      34,594      35,249     36,213
 Gross margin                   13,032      13,099      12,913     14,565
 Net earnings (note 1)           4,975       4,893       4,784      5,364
 Dividends paid                  2,302       2,384       2,383      2,384
 Per share of common stock:
   Net earnings                    .30         .30         .29        .33
   Dividends                       .14        .145        .145       .145
 Common stock price           13.38 to    13.25 to    12.63 to   11.63 to
   range per share               16.13       15.00       14.88      14.00
 Common stock trading volume,
   number of shares                722         593         900        992



The Company's common stock is traded on the New York Stock Exchange. The number of common shareholders of record as of the close of business on April 15, 1996 was 1,848.


Notes:  1.   Year-end adjustments related to physical inventory counts and
        LIFO valuation increased net earnings for the fourth quarter of fiscal 1996 by approximately $820,000 (5 cents a share) as compared to an increase in net earnings of approximately $267,000 (2 cents a share) from comparable adjustments in the fourth quarter of fiscal 1995.

        2. The fourth quarter of fiscal 1996 includes a decrease in net earnings of approximately $504,000 (3 cents a share) due to a charge for the impairment of certain intangible assets.

Ten-Year Financial Review
 (In thousands, except per share and per dollar of sales amounts)
Fiscal years ended                1996     1995     1994     1993     1992     1991     1990    1989     1988     1987
February 28 or 29

Net sales from continuing      $142,134 $140,097 $132,945 $129,279 $131,810 $120,159 $122,941 $120,016 $110,002 $103,460
operations

Earnings from continuing
operations before income taxes  30,104   32,041   31,039   32,276   32,303   32,225   32,630  28,735   25,614   22,377

Federal and state income        11,487   12,025   11,582   11,584   11,536   11,489   11,629  10,259   10,008   10,191
taxes

Earnings from continuing        18,617   20,016   19,457   20,692   20,767   20,736   21,001  18,476   15,606   12,186
operations

        Per dollar of sales       .131     .143     .146      .16     .158     .173     .171    .154     .142     .118

        Per share(a)              1.13     1.22     1.16     1.18     1.14     1.10     1.06     .91      .73      .54

Net earnings                    18,617   20,016   19,457   21,252   21,216   21,100   21,027  18,839   15,751   12,562

        Per share(a)              1.13     1.22     1.16     1.21     1.16     1.12     1.06     .92      .74      .56

Dividends                        9,782    9,453    9,270    9,400    9,310    8,810    8,158   6,609    4,761    3,340

        Per share(a)              .595     .575     .555     .535      .51      .47      .41     .32      .22      .15

Shareholders' equity            78,195   69,338   58,897   60,565   66,485   55,830   60,737  52,954   49,586   53,950

        Per share(a)              4.76     4.22     3.52     3.52     3.65     3.05     3.10    2.66     2.41     2.43

Current assets                  67,544   59,265   48,519   48,928   51,035   50,927   55,527  46,797   45,600   53,390

Current liabilities             13,054   12,976   12,548   12,087    9,631   10,203   10,074  10,080   12,619   12,642

Net working capital             54,490   46,289   35,971   36,841   41,404   40,724   45,453  36,717   32,981   40,748

Ratio of current assets to
    current liabilities
                              5.2:1    4.6:1    3.9:1    4.0:1    5.3:1     5.0:1     5.5:1     4.6:1    3.6:1    4.2:1

Depreciation of plant and        3,553    3,499    3,805    4,086    4,368    3,694    3,486   3,372    3,249    3,097
equipment

Additions to property,           6,106    4,010    2,215    1,315    2,484    3,684    3,639   2,096    2,563    2,906
plant and equipment

    (a)  Earnings from continuing operations per share, net earnings per share, dividends per share and shareholders'
         equity per share figures have been adjusted to reflect the following stock distributions:
         July 1991     3 for 2
         July 1989     3 for 2
         February 1987 3 for 2

Consolidated Statements of Earnings
(In thousands, except per share amounts)

                                 For the years ended February 28 or 29,
                                       1996        1995         1994

Net sales                              $142,134      140,097     132,945
Costs and expenses:
 Cost of sales                           88,747       86,488      80,737
 Selling, general and
   administrative expenses               24,943       22,893      21,525
 Interest expense                           102           87         120
                                        113,792      109,468     102,382
Earnings from operations                 28,342       30,629      30,563
Investment and other income - net         1,762        1,412         476
      Earnings before income taxes       30,104       32,041      31,039
Provision for income taxes (note 5)      11,487       12,025      11,582
      Net earnings                    $  18,617       20,016      19,457

Net earnings per share of
 common stock                         $    1.13         1.22        1.16



See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
(In thousands)

                                    For the years ended February 28 or 29,
                                           1996         1995        1994

Cash flows from operating activities:
 Net earnings                           $18,617       20,016      19,457
 Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization          4,511        3,657       4,107
   Deferred income taxes                   (295)       (272)        (675)
   Pension plan expense                     827          524         318
   Other                                    437        (308)        (118)
   Changes in assets and liabilities:
     Receivables                          1,304      (3,185)         659
     Inventories                          1,926      (1,553)        (716)
     Other current assets
      (net of deferred taxes)            (1,023)         344        (127)
     Accounts payable and
      accrued expenses                      134        1,188       2,349
     Federal and state income taxes         (93)        (688)        (98)
Net cash provided by operating
 activities                              26,345       19,723      25,156

Cash flows from investing activities:
 Capital expenditures                    (6,106)      (4,010)     (2,215)
 Purchase of operating assets                --           --      (1,000)
 Purchase of short-term investments      (6,064)     (17,600)         --
 Maturities of short-term investments    23,742           --          --
 Proceeds from disposal of property          11          379          24
Net cash provided by (used in)
 investing activities                    11,583      (21,231)     (3,191)

Cash flows from financing activities:
 Exercise of incentive stock options         --          18           19
 Purchase of treasury stock                  (6)        (15)     (11,874)
 Dividends                               (9,782)     (9,453)      (9,270)
 Payment of long-term debt                  (75)        (70)      (1,860)
Net cash flows used in financing
 activities                              (9,863)     (9,520)     (22,985)

Effect of exchange rate changes on cash      --          (8)          --

Net change in cash and equivalents       28,065     (11,036)      (1,020)
Cash and equivalents at beginning of
 year                                    10,541      21,577       22,597

Cash and equivalents at end of year     $38,606      10,541       21,577


See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
(In thousands, except share amounts)


                                          February 29,   February 28,
                                              1996           1995

Assets
Current assets:
 Cash and equivalents                        $38,606         10,541
 Short-term investments                           --         17,600
 Receivables, principally trade, less allowance
  for doubtful receivables of $1,085 in 1996 and
  $1,033 in 1995                              16,975         18,284
 Inventories, at lower of cost (principally
  last-in, first-out) or market (note 2)       8,298         10,301
 Other current assets (note 5)                 3,665          2,539

   Total current assets                       67,544         59,265

Property, plant and equipment, at cost:
 Plant machinery and equipment                49,563         48,600
 Land and buildings                           15,010         14,548
 Other                                         7,079          4,776
                                              71,652         67,924
 Less accumulated depreciation                49,795         48,403

   Net property, plant and equipment          21,857         19,521

Cost of purchased businesses in excess of
 amounts allocated to tangible net assets      3,861          4,356

Other assets and deferred charges                400          1,849


                                             $93,662         84,991

See accompanying notes to consolidated financial statements.


                                          February 29,   February 28,
                                               1996           1995

Liabilities and Shareholders' Equity
Current liabilities:
 Current installments of long-term
  debt                                    $       80             75
 Accounts payable                              5,144          5,014
 Accrued expenses:
  Employee compensation and benefits           5,702          5,303
  Taxes other than income                        348            740
  Other                                          793            764
  Federal and state income taxes payable
   (note 5)                                      987          1,080
       Total current liabilities              13,054         12,976

Long-term debt, less current installments        280            360
Deferred credits, principally Federal
  income taxes (note 5)                        2,133          2,317
Shareholders' equity (notes 3 and 4):
 Preferred stock of $10 par value.
  Authorized 1,000,000 shares;
   none issued                                    --             --
 Common stock of $2.50 par value.
  Authorized 40,000,000 shares; issued
  21,249,860 in 1996 and 1995                 53,125         53,125
 Additional capital                            1,040          1,040
 Retained earnings                           115,935        107,100
 Cumulative foreign currency translation
   adjustments                                   (97)          (125)
                                             170,003        161,140

 Less cost of 4,810,389 shares in 1996 and
  4,809,829 shares in 1995 of common stock
  in treasury                                 91,808         91,802

       Total shareholders' equity             78,195         69,338


                                            $ 93,662         84,991


Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies and General Matters
Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Intangible Assets. The excess of cost over amounts assigned to tangible assets of purchased subsidiaries is amortized on the straight-line basis over periods from 3 to 40 years. The Company periodically evaluates the net carrying value of such assets based on expectations of discounted cash flows of each subsidiary for which such assets are recorded. To the extent such estimated discounted cash flows are not adequate to recover the carrying amount of the related assets, the assets are written down by a charge to expense. For the fiscal year ended February 29, 1996 the Company charged to expense $775,000 of intangible assets believed to be impaired.

Cash and Short-Term Investments. Investments with original maturities of less than three months are classified as cash equivalents. At February 28, 1995, short-term investments consisted of debt securities issued by the U.
S. Treasury with varying maturities through October 1995. Short-term investments are classified as held-to-maturity securities and reported at amortized cost, which approximates fair market value, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

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

Investment Income. Investment income was approximately $1,872,000, $1,215,000 and $536,000 for fiscal years 1996, 1995 and 1994, respectively.

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

Nature of Operations and Business Segment. The Company is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States and Mexico. For the fiscal years 1996, 1995 and 1994, business forms operations represented approximately 90% to 95% of net sales, operating profits, depreciation and identifiable assets in each year. Capital expenditures attributable to business forms operations for the same years were 100%, 100% and 98%, respectively. The Company's Mexico operations are not material to consolidated earnings or financial position for fiscal years 1996, 1995 or 1994.

Net Earnings Per Common Share. Net earnings per common share amounts are based on the weighted average number of shares outstanding during each year. Common stock equivalents (options) have not been included in determining earnings per common share amounts because their inclusion would not materially dilute the amounts shown. The weighted average number of shares outstanding for the fiscal years 1996, 1995 and 1994 were 16,439,645, 16,439,844 and 16,717,525, respectively.

Foreign Currency Translation Adjustments. Financial position and results of operations of the Company's foreign, 70%-owned subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this operation were translated at the exchange rates in effect at the balance sheet dates. Income statement accounts were translated at the average exchange rates prevailing during the year. Translation adjustments are included in shareholders' equity. Gains and losses that result from foreign currency transactions are included in earnings. Such amounts were not material in any of the years presented.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

(2)  Inventories
     The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market. At February 29, 1996 and February 28, 1995 approximately 70% and 78%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out cost or market. The following table summarizes the components of inventory at the different stages of production (in thousands):

                                     February 29, February 28,
                                         1996        1995

     Raw material                       $5,073        6,746
     Work-in-process                       679          963
     Finished goods                      2,546        2,592
                                        $8,298       10,301



     The excess of current costs over LIFO stated values amounts to approximately $6,084,000 and $5,486,000 at February 29, 1996 and February 28, 1995.



(3)  Shareholders' Equity
     Following is a summary of transactions in shareholders' equity accounts for the three years ended February 29, 1996 (amounts in thousands, except share amounts):

                                                                          Cumulative
                                                                           Foreign
                                                                           Currency   Treasury Stock
                                   Common Stock     Additional Retained  Translation    (at cost)
                                   Shares    Amount   Capital  Earnings  Adjustments  Shares  Amount

Balance February 28, 1993        21,249,860 $53,125     1,195    86,350       -- (4,051,289)  $(80,105)
 Net earnings                            --      --        --    19,457       --         --         --
 Dividends declared
   ($.555 per share)                     --      --        --    (9,270)      --         --         --
 Treasury stock transactions:
   Purchases                             --      --        --        --       --   (767,500)   (11,874)
   Exercise of stock options             --      --      (100)       --       --      6,126        119
Balance February 28, 1994        21,249,860  53,125     1,095    96,537       -- (4,812,663)   (91,860)
 Net earnings                            --      --        --    20,016       --         --         --
 Dividends declared
   ($.575 per share)                     --      --        --    (9,453)      --         --         --
 Foreign currency translation
   adjustment                            --      --        --        --    (125)         --         --
 Treasury stock transactions:
   Purchases                             --      --        --        --       --     (1,037)       (15)
   Exercise of stock options             --      --       (55)       --       --      3,871         73
Balance February 28, 1995        21,249,860  53,125     1,040   107,100    (125) (4,809,829)   (91,802)
 Net earnings                            --      --        --    18,617       --         --         --
 Dividends declared
   ($.595 per share)                     --      --        --    (9,782)       --        --         --
 Foreign currency translation
   adjustment                            --      --        --        --       28         --         --
 Treasury stock purchases                --      --        --        --       --       (560)        (6)
Balance February 29, 1996        21,249,860 $53,125     1,040   115,935     (97) (4,810,389)  $(91,808)

(4)  Stock Options
     At February 29, 1996, 378,958 shares of the Company's unissued common stock were reserved under an incentive stock option plan for issuance to officers and supervisory employees of the Company and its subsidiaries.
     Following is a summary of transactions in qualified stock options and incentive stock options during the three fiscal years ended in 1996:

                                                   Number      Exercise
                                                     of          Price
                                                   Shares      Per Share

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

     Outstanding at February 28, 1995
      (189,763 shares exercisable)               256,208 $10.17 to 19.25

     Outstanding at February 29, 1996
      (216,708 shares exercisable)               256,208 $10.17 to 19.25

(5)  Income Taxes
     The components of the provision for income taxes for fiscal years 1996, 1995 and 1994 are (in thousands):
                                                1996       1995       1994
     Current:
       Federal                                 $10,523   11,029     11,003
       State and local                           1,259    1,268      1,254
     Deferred Federal                             (295)    (272)      (675)
     Total provision for income taxes          $11,487   12,025     11,582

     Total income taxes paid                   $12,377   12,986     12,369

     The following summary for the three fiscal years ended in 1996 reconciles the statutory U. S. Federal income tax rate to the Company's effective tax rate:
                                                1996       1995       1994

     Statutory rate                            35.0%      35.0%      35.0%
     Provision for state income taxes,
       net of Federal income tax benefit        2.7        2.5        2.6
     Nondeductible foreign net operating loss   0.7        0.3         --
     ESOP pass-through dividend deduction      (0.6)      (0.6)      (0.7)
     Other                                      0.4        0.3        0.4
               Effective tax rate              38.2%      37.5%      37.3%

     The Federal and state income tax assets and liabilities are summarized as follows (in thousands):
                                                     February 28 or 29,
                                                      1996       1995

     Currently payable                              $  987     1,080
     Deferred:
      Current asset                                  1,792     1,682
      Noncurrent liability                           1,860     2,045

     The components of deferred income tax assets and liabilities are summarized as follows (in thousands):
                                                     February 28 or 29,
                                                      1996       1995
     Current deferred asset:
      Allowance for doubtful receivables          $    489       491
      Employee compensation and benefits               949       884
      Foreign net operating loss carryforwards         324       112
      Other                                            354       307
          Subtotal                                   2,116     1,794
      Valuation allowance                            (324)      (112)
                                                    $1,792     1,682
     Noncurrent deferred liability:
      Depreciation                                  $1,453     1,475
      Prepaid pension cost                             303       177
      Other                                            104       393
                                                    $1,860     2,045

     The valuation allowance of $324,000 has been provided to reduce the total tax asset to $1,792,000 because it is likely that a portion of the tax asset will not be realized. The net change in the valuation allowance of $212,000 relates to an increase in the valuation allowance for foreign net operating loss carryforwards.

(6)  Employee Benefit Plans
      The Company and certain subsidiaries have a noncontributory defined benefit retirement plan covering substantially all of their employees. Benefits are based on years of service and the employee's average compensation for the highest five consecutive compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of ERISA. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at February 29, 1996 and February 28, 1995 (in thousands):

                                                             1996      1995
        Actuarial present value of benefit obligations:
          Accumulated benefit obligation, including
            vested benefits of $24,647 and $19,971
            in 1996 and 1995, respectively               $ 27,311    22,198
          Projected benefit obligation for service
            rendered to date                             $(37,702)  (30,286)
          Plan assets at fair value                        29,325    27,904
          Plan assets (less than) projected
            benefit obligation                             (8,377)   (2,382)
          Unrecognized net loss                            12,533     8,059
          Unrecognized net transition asset being
            recognized over the average
            remaining service life                         (4,207)   (4,899)
        Prepaid pension cost (accrued pension liability) $    (51)      778

      Net pension cost for fiscal years 1996, 1995 and 1994 included the following components (in thousands):
                                                   1996     1995       1994
        Service cost - benefits earned during
          the current period                     $1,355     1,520     1,383
        Interest cost on projected benefit
         obligation                               2,478     2,563     2,185
        Actual (return) loss on plan assets      (3,182)      119    (3,365)
        Net amortization and deferral               178    (3,490)      (78)

           Net periodic pension cost            $   829       712       125


Assumptions used in accounting for the defined benefit plans for fiscal years 1996, 1995 and 1994 are as follows:
                                                1996       1995       1994

        Weighted average discount rate          7.50%      8.25%      7.50%
        Earnings progression                    4.50%      4.50%      4.50%
        Expected long-term rate of return on
          plan assets                           9.50%     10.00%      9.75%


At February 29, 1996, substantially all of the plan assets were invested in publicly-traded mutual funds.


(7)  Subsequent Events
     On April 1, 1996, the Company purchased in separate transactions substantially all the operating assets and operations of two privately-owned specialty printing companies located on the West Coast for aggregate cash consideration of approximately $8,000,000, including $2,600,000 in non-compete agreements with principals of the selling companies. In their most recent fiscal years the operations purchased had combined sales of approximately $10,000,000.



Independent Auditors' Report

The Board of Directors and Shareholders
Ennis Business Forms, Inc.:

     We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries as of February 29, 1996 and February 28, 1995, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ennis Business Forms, Inc. and subsidiaries as of February 29, 1996 and February 28, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended February 29, 1996, in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP

Dallas, Texas
April 19, 1996


Directors

Harry M. Cornell, Jr. (c)
Chairman of the Board and Chief
Executive Officer of Leggett & Platt, Inc.
Carthage, Missouri

James B. Gardner (b)
Managing Director
Service Asset Management Company
Dallas, Texas

Harold W. Hartley (a)
Retired
Mabank, Texas

Kenneth A. McCrady
Chairman of the Board and
Chief Executive Officer of the Company

Robert L. Mitchell (a)
Retired
Ennis, Texas

Thomas R. Price (b)
Owner and President
Price Industries
Ennis, Texas

Charles F. Ray
President and Chief Operating
Officer of the Company

Pat G. Sorrells (b)(c)
Ranching and Investments
Kingsland, Texas

Ewell L. Tankersley (a)(c)
Ranching and Investments
Austin, Texas

Officers

Kenneth A. McCrady
Chairman of the Board and
Chief Executive Officer

Charles F. Ray
President and Chief Operating Officer

Harve Cathey
Vice President-Finance and Secretary

Nelson Ward
Vice President Sales and Marketing

Al Lemieux
Vice President Manufacturing

Doug Self
Vice President

Victor DiTommaso
Treasurer


(a) Member of Audit Committee
(b) Member of Executive Compensation
    and Stock Option Committee
(c) Member of Nominating Committee


(A map of the continental United States with the states highlighed and cities stared where manufacturing locations & executive offices are located)


MANUFACTURING LOCATIONS & EXECUTIVE OFFICES


Manufacturing Locations

Los Angeles, California
(Acquired April 1, 1996)
Paso Robles, California
Moultrie, Georgia
DeWitt, Iowa
Fort Scott, Kansas
Louisville, Kentucky
Macomb, Michigan
Coshocton, Ohio
Portland, Oregon
Knoxville, Tennessee
Dallas, Texas
Ennis, Texas
Wolfe City, Texas
Chatham, Virginia
Seattle, Washington
(Acquired April 1, 1996)
Mexico City, Mexico

Executive Offices

107 N. Sherman Street
Ennis, Texas 75119
(214) 872-3100

Internet: http://www.ennis.com
E-Mail: EBFMktg@AOL.com

Registrar and Transfer Agent
KeyCorp Shareholder Services, Inc.
5050 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270-2014

Auditors
KPMG Peat Marwick LLP
Dallas, Texas

Annual Meeting
10:00 a.m. June 20, 1996
Union Station at Hyatt Regency
Stationmaster Room
400 S. Houston Street
Dallas, Texas

Stock Exchange Listing
New York Stock Exchange
Symbol: EBF

The Company's Form 10-K as
filed with the Securities and
Exchange Commission will be
provided to stockholders upon
written request therefor.


c1996 Ennis Business Forms, Inc.