Form 10-K405, Exhibit 13
period 1997-02-28
ENNIS BUSINESS FORMS INC
filed 1997-05-28
CIK 33002

Financial Highlights


  Annual Summary


                                   Fiscal Year    Fiscal Year
                                      Ended          Ended     Percentage
                                   February 28,   February 29,  Increase
                                       1997           1996     (Decrease)


Net sales                          $153,726,000  $142,134,000       8.2
Earnings before income taxes         21,485,000    30,104,000     (28.6)
Income taxes                          7,992,000    11,487,000     (30.4)
Net earnings                         13,493,000    18,617,000     (27.5)
Dividends                            10,110,000     9,782,000       3.4
Per share of common stock:
 Net earnings                               .82          1.13     (27.4)
 Dividends                                 .615          .595       3.4
Weighted average number of shares
 of common stock outstanding         16,438,817    16,439,645        --

Table of Contents

                2   Management's Report to Shareholders
                4   Directors and Officers
                5   Manufacturing Locations and Executive Offices
                6   Selected Financial Data
                6   Management's Discussion and Analysis
                8   Description of Business
                9   Quarterly Information
               10   Ten-Year Financial Review
               12   Consolidated Statements of Earnings
               13   Consolidated Statements of Cash Flows
               14   Consolidated Balance Sheets
               16   Notes to Consolidated Financial Statements
Inside Back Cover   Independent Auditors' Report

Printed by Ennis Business Forms, Inc.

MANAGEMENT'S REPORT TO SHAREHOLDERS


     As shown in the accompanying financial statements, for the fiscal year ended February 28, 1997 net sales increased 8.2% and were the highest in the Company's history. At the same time, net earnings declined 27.5% as we began actions designed to return the Company to a consistent sales and earnings growth track.

 Operating Results

     Net sales for the year ended February 28, 1997 amounted to $153,726,000 compared to $142,134,000 in the prior year, an increase of 8.2%. Net earnings for the year were $13,493,000 compared to $18,617,000 in the prior year, a decrease of 27.5%. Net earnings per share of common stock amounted to $.82 compared to $1.13 in the prior year, a decrease of 27.4%. Per share earnings computations were based on 16,438,817 shares for the year ended February 28, 1997 and 16,439,645 shares for the prior year.
     The sales increase for the year is primarily attributable to two acquisitions effected on April 1, 1996. Sales of business forms products began to increase in the second half of the fiscal year. Order counts grew more rapidly than sales dollars because of lower selling prices necessary to meet competition. The net earnings decline is primarily attributable to the lower selling prices and higher costs associated with an increase in the number of employees required to produce more orders and improve service time in accordance with the growth plan we announced in May 1996.

Financial Condition

     The Company's financial condition remains strong. At February 28, 1997 the ratio of current assets to current liabilities was 5.1 to 1, and long-term debt was less than 1% of shareholders' equity.

Dividends

     Cash dividends of $.615 per share were paid during the year ended February 28, 1997 compared to $.595 in the prior year, an increase of 3.4%.

Acquisitions

     On April 1, 1996 we purchased a small Los Angeles manufacturer of presentation folders which enhances our growth opportunities in this product line in the large West Coast market. Also, on April 1, 1996 we purchased a commercial printing operation in Seattle which provided the production and marketing knowledge which enabled us to enter the developing market for short-run high-quality process color printing.


Outlook

     In our 1996 Annual Report, which was issued in May 1996, we announced a long-term growth target of 10% per year for the Company as a whole. At that time we indicated that we would initially be emphasizing sales growth, but once we get sales on a growth track our emphasis will shift to profits, with the objective of obtaining average annual increases of 10% in both sales and earnings over the long-term.
     In view of the maturity of the forms industry, a sales growth target of 10% is an aggressive target because more than half of our current revenues are from products which are declining in usage. Even though the forms market as a whole is shrinking, the market is still estimated by industry trade associations to be in the $7 billion range at retail prices. We have a very small share of the total forms market and believe that our production, distribution and financial strengths will allow us to gain market share. Experience is teaching us that we can reasonably expect 3% to 4% unit sales growth in our traditional business forms products. To achieve our overall goal of 10% sales growth we will need to continue to expand into non-form products and services which we can profitably market through our more than 30,000 dealers. Once again, we strongly emphasize that 10% growth is our target and not a forecast.
     By summer 1997 we expect to release the initial version of our internally developed computer software program called Printers' Mall. The program allows dealers and their customers to easily design and order process color commercial printing. Over time, Printers' Mall will be expanded to include other of our products.
     During fiscal 1997 we completed the InstaLink system, a communications network that allows our dealers to conduct business with us quickly and efficiently. Through the Internet, our dealers are able to send us electronic orders, graphic files and make inquiries. In turn, our plants are able to provide proofs, quotes and order status information. We will continue to improve InstaLink and our in-plant order time to provide the fastest service possible.
     In addition to the acquisitions discussed above, the Company invested $13.6 million in equipment to expand our product offering to include a broader range of process color commercial printing and high value-added products such as label/form combinations, variable data printing and bar codes. We also invested in computer systems to improve customer service activities and production equipment to increase efficiency and capacity in the production of business forms, labels and presentation products. Most of these investments have only recently or are just now being put into production. For the fiscal year ending February 28, 1998, the Board of Directors has approved an additional capital investment budget of $6.9 million to provide for continued improvements in production.
     The decline in net earnings in fiscal 1997 was greater than we had anticipated and is a significant disappointment. Quarterly net earnings trended downward all year as we reduced selling prices and improved customer service, actions consistent with our stated goal of sales growth. This earnings trend may continue through the first quarter of fiscal 1998. We are optimistic that as we improve operating efficiencies and continue to grow sales that net earnings for the second quarter of fiscal 1998 will improve over earnings for the quarter ended February 28, 1997 and probable net earnings for the quarter ending May 31, 1997. We have substantial cash reserves and expect to continue the dividend at the current rate.
     We are undertaking a major transformation of the Company to lessen our dependence on the business forms market and there are substantial risks associated with this transformation. We will continue aggressively marketing our present products and services and search for acquisitions which meet our strategic requirements. We will also continue to improve efficiencies in all respects. Your Board of Directors, management and employees are firmly committed to profitable long-term growth, and we are confident in our growth strategy.
     We appreciate the support of our dealer customers, employees and shareholders.


                Kenneth A. McCrady             Nelson Ward
                Chairman of the Board          President
                and Chief Executive Officer    and Chief Operating Officer

April 15, 1997

Management's report to shareholders contains forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) demand for the Company's products and competitive conditions. Because of such uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of the report.


Directors and Officers

Directors                               Officers

Harry M. Cornell, Jr. (c)                  Kenneth A. McCrady
Chairman of the Board and Chief            Chairman of the Board and
Executive Officer of Leggett & Platt, Inc. Chief Executive Officer Carthage, Missouri
                                           Nelson Ward
James B. Gardner (b) (c)                   President and
Managing Director                          Chief Operating Officer
Service Asset Management Company
Dallas, Texas                              Victor V. DiTommaso
                                           Vice President-Finance,
Harold W. Hartley (a)                      Secretary and Treasurer
Retired
Mabank, Texas                              Joe Bouldin
                                           Vice President -
Kenneth A. McCrady                         Forms Operations
Chairman of the Board and
Chief Executive Officer of                 Al Lemieux
the Company                                Vice President - Tag and
                                           Label Operations
Robert L. Mitchell (a)
Retired                                    Charles F. Ray
Ennis, Texas                               Vice President - Administration

Thomas R. Price (b)                        Betsy D. Yorke
Owner and President                        Vice President - Sales
Price Industries                           and Marketing
Ennis, Texas

Pat G. Sorrells (b)(c)
Ranching and Investments
Kingsland, Texas

Ewell L. Tankersley (a)
Ranching and Investments
Austin, Texas
                                       (a) Member of Audit Committee
Nelson Ward                            (b) Member of Executive Compensation
President and Chief Operating              and Stock Option Committee
Officer of the Company                 (c) Member of Nominating Committee


Manufacturing Locations and Executive Offices


Manufacturing Locations                 Executive Offices
Los Angeles, California                 107 N. Sherman Street
Paso Robles, California                 Ennis, TX  75119
Moultrie, Georgia                       (972) 872-3100
DeWitt, Iowa
Fort Scott, Kansas                      Internet: http://www.ennis.com
Louisville, Kentucky                    Shareholders' e-mail:
Macomb, Michigan                        owners@ennis.com
Coshocton, Ohio
Portland, Oregon                        Registrar and Transfer Agent
Knoxville, Tennessee                    Harris Trust and Savings Bank
Dallas, Texas                           Attention: Shareholder Services
Ennis, Texas                            P. O. Box A3504
Wolfe City, Texas                       Chicago, IL  60690-3504
Chatham, Virginia
Seattle, Washington                     Independent Auditors
Mexico City, Mexico                     KPMG Peat Marwick LLP
                                        Dallas, Texas

                                        Annual Meeting
                                        10:00 a.m. June 19, 1997
                                        Fairmont Hotel
                                        Parisian Room
                                        1717 N. Akard Street
                                        Dallas, Texas

                                        Stock Exchange Listing
                                        New York Stock Exchange
                                        Symbol: EBF

                                        The Company's Form 10-K as
                                        filed with the Securities and
                                        Exchange Commission will be
                                        provided to shareholders upon
                                        written request therefor.


Selected Financial Data
                                          Years Ended February 28 or 29,
                               1997     1996      1995      1994    1993
                                 (In thousands, except per share amounts)
Net sales from continuing
  operations                 $153,726  142,134   140,097  132,945  129,279
Earnings from continuing
 operations                    13,493   18,617    20,016   19,457   20,692
Earnings from continuing
  operations per share of
  common stock                   0.82     1.13      1.22     1.16     1.18
Net earnings                   13,493   18,617    20,016   19,457   21,252
Net earnings per share of
 common stock                    0.82     1.13      1.22     1.16     1.21
Total assets                   94,957   93,662    84,991   74,499   75,923
Long-term debt                    195      280       360      435      505
Cash dividends per share
 of common stock                 .615     .595      .575     .555     .535


Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
     The Company has maintained a strong financial position with working capital at February 28, 1997 of $42,320,000, a decrease of 22.3% from the beginning of the year, and a current ratio of 5.1 to 1. The decrease is due to acquisitions in April 1996 (see note 7 to the Company's Consolidated Financial Statements) and a large capital investment program. The Company funded the acquisitions and capital investments from available cash.

Accounting Standards
     In March 1995, the Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of. The provisions of Statement No. 121 were effective for fiscal year 1997 and did not have a significant impact on the Company's Consolidated Financial Statements.

     In October 1995, the Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Statement gives companies the option to adopt the fair value method for expense recognition of employee stock options or to continue to account for stock options and stock based awards using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and to make pro forma disclosures of net income and net income per share as if the fair value method had been applied. The provisions of Statement No. 123 are effective for fiscal year 1997 and the Company has elected to continue to apply APB 25 for future stock options and stock based awards. The required pro forma disclosures of net earnings and net earnings per share using the fair value method are in note 4 to the Company's Consolidated Financial Statements.

     In February 1997, the Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The Statement specifies the computation, presentation and disclosure requirements for earnings per share. The Company will adopt the Statement in the fourth quarter of fiscal 1998. Had the Company adopted the Statement for fiscal 1997, the impact on earnings per share would not have been material.



Results of Operations

1997 as compared to 1996
     Net sales increased 8.2% in fiscal 1997 compared to 1996. The majority of the increase is due to acquisitions in separate transactions of two specialty printing companies on April 1, 1996. In the second half of the year the Company began to achieve sales growth in its business forms products. Many of the equipment additions under the $16,500,000 capital investment program announced in April 1996 were not placed into service until late in the year and did not contribute meaningfully to fiscal 1997 sales. Cost of sales increased 18.6% in fiscal 1997 compared to 1996, a greater percentage increase than was experienced in net sales for the same period. Gross margins decreased 9.2%. In accordance with the Company's growth strategy announced in May 1996, the Company reduced selling prices and enhanced customer service, including providing improved delivery schedules for its custom products. New employees were hired and trained to produce an increasing volume of business. All of these measures substantially reduced gross profit margins. Selling, general and administrative expenses increased 13.5% over the prior year because of additional expenses from the acquired companies and depreciation and other expenses related to a new management and customer service information system. Investment and other income decreased 21.7% due to a decreased amount of funds available for investment. The acquisitions and capital investment program were both funded from available cash. The overall effective income tax rate decreased 1% due primarily to lower state and local income taxes and the ESOP dividend pass-through deduction increasing as a percentage of income. Net earnings decreased 27.5% due to the increase in cost of sales and selling, general and administrative expenses and the decrease in investment and other income. Earnings per share decreased 27.4%, substantially the same percentage decrease as net earnings.

1996 as compared to 1995
     Net sales increased 1.5% in fiscal 1996 compared to 1995. Cost of sales increased 2.6% in fiscal 1996 compared to 1995, a greater percentage increase than was experienced in net sales for the same period. The gross margin decreased .4%. Competitive market conditions prohibited the Company from obtaining price increases sufficient to fully offset the increased raw material costs of the business forms printing operations. Selling, general and administrative expenses increased 9% over the prior year because of additional marketing costs and customer service expenses. Investment and other income increased in fiscal 1996 over the previous year due to increased amounts of funds available for investment. The overall effective income tax rate increased .5% primarily due to nondeductible foreign operating losses. Net earnings decreased 7.0% due to unrecoverable increased raw material costs in the business forms operations, increased selling, general, and administrative expenses, and the write-off of impaired intangible assets. Earnings per share decreased 7.4%, substantially the same percentage decrease as net earnings.

1995 as compared to 1994
     Net sales increased 5.4% in fiscal 1995 compared to 1994. Most of the increase is attributable to additional business from two significant customers in the business forms printing operations and sales from an award ribbon company acquired in June 1993. The Company's tool and die subsidiary, Connolly Tool and Machine Company, also had a significant increase in net sales over the prior year. The upturn in the economy, additional marketing activities, and improved customer service further contributed to the increase in net sales. Cost of sales increased 7.1% in fiscal 1995 compared to 1994, a greater percentage increase than was experienced in net sales for the same period. Accordingly, gross profit increased only 2.7%, less than the increase in sales. Competitive market conditions have prohibited the Company from obtaining price increases sufficient to fully offset the increased raw material costs of the business forms printing operations. Selling, general and administrative expenses increased 6.4% over the prior year because of additional marketing costs, customer service expenses and startup costs associated with a new manufacturing facility in Mexico City. Interest expense continues to decline due to scheduled decreases in outstanding long-term debt. Investment and other income increased over the prior year due to gains from asset sales, increased amounts of funds available for investments and a steady increase in interest rates throughout the year. The overall effective income tax rate remained substantially unchanged from fiscal 1994. Net earnings increased 2.9%, comparable to the increase in gross profits. The increased selling, general and administrative expenses were largely offset by the higher investment income. Earnings per share increased by a greater percentage than net earnings because the weighted average number of shares of common stock outstanding decreased in fiscal 1995 compared to the prior year. This decrease in the weighted average number of shares of common stock outstanding is because of treasury stock purchases in the first half of fiscal 1994.

Description of Business

     Ennis Business Forms, Inc. was organized under the laws of Texas in 1909. Except for one subsidiary, Ennis (the Company and all of its other subsidiaries) prints and constructs a broad line of business forms and other business products for national distribution. Approximately 92% of the business products manufactured by Ennis are custom and semi-custom, constructed in a wide variety of sizes, colors, number of parts and quantities on an individual job basis depending upon the customers' specifications. Ennis operates fifteen manufacturing locations in twelve strategically located states and Mexico City, providing the Ennis dealer a national network for meeting users' demands for hand or machine written records and documents. The Company's other subsidiary, Connolly Tool and Machine Company (Connolly), is located in Dallas, Texas and designs and manufactures tools, dies and special machinery, all to customers' specifications, for customers located primarily in the Southwestern part of the United States. For the year ended February 28, 1997 the sale of business products represents approximately 96% of consolidated net sales with Connolly's operations accounting for the balance of consolidated net sales.
     While it is not possible, because of the lack of adequate statistical information, to determine Ennis' share of the total business products market or Connolly's share of the total tool, dies and special machinery market, or their positions in their respective industries, management believes Ennis is one of the largest producers of business forms in the United States distributing primarily through independent dealers, and that its business forms offering is more diversified than that of most companies in the business forms industry. Also, Connolly is believed to be one of the leading independent designers and manufacturers of tools, dies and special machinery in the Southwest.
     Distribution of business forms and other business products throughout the United States and Mexico is primarily through independent dealers, including business forms distributors, stationers, printers, computer software developers, etc. Distribution of tools, dies and special machinery is on a contract basis with individual customers. No single customer accounts for as much as ten percent of consolidated net sales.
     Raw materials principally consist of a wide variety of weights, widths, colors, sizes, and qualities of paper for business products and a variety of types and grades of metals and electrical and mechanical components for tools, dies and special machinery purchased from a number of major suppliers at prevailing market prices.
     Seasonal fluctuations in business forms usage have historically caused a decline in sales during the first quarter, and operations are further affected by the seasonal pattern of business forms used in the raw cotton industry, which forms are generally sold during the months immediately preceding the harvesting of cotton. However, recent experience indicates that general economic conditions are the predominant factor in quarterly volume fluctuations, not only in the business forms market, but also in the markets in which Connolly participates.

Quarterly Information  (Unaudited)
(In thousands, except per share amounts)

                                              Quarter Ended
                       May          August        November        February

Fiscal year ended
 February 28, 1997:
 Net sales         $36,924          38,715          40,210          37,877
 Gross margin       12,773          12,293          12,224          11,204
 Net earnings
   (note 1)          4,222           3,595           3,117           2,559
 Dividends paid      2,466           2,548           2,548           2,548
 Per share of
    common stock:
   Net earnings        .26             .22             .19             .15
   Dividends           .15            .155            .155            .155
 Common stock
  price range
  per share10.375 to 12.00 10.375 to 11.75 9.875 to 11.625 9.625 to 11.625
 Common stock
    trading volume,
   number of shares  1,894           1,735           1,161           1,845

Fiscal year ended
  February 29, 1996:
 Net sales         $35,109          35,707          36,827          34,491
 Gross margin       12,834          12,939          13,670          13,944
 Net earnings
   (notes 1 and 2)   4,490           4,641           4,840           4,646
 Dividends paid      2,384           2,466           2,466           2,466
 Per share of common stock:
   Net earnings        .27             .29             .29             .28
   Dividends          .145             .15             .15             .15
 Common stock
   price range
   per share12.25 to 13.75  12.25 to 13.25  12.00 to 14.50  11.00 to 13.00
 Common stock trading volume,
   number of shares    844           1,074           1,496           1,227

The Company's common stock is traded on the New York Stock Exchange. The number of common shareholders of record as of the close of business on April 15, 1997 was 1,832.

Notes:  1. Year-end adjustments related to physical inventory counts and
           LIFO valuation increased net earnings for the fourth quarter of fiscal 1997 by approximately $545,000 (3 cents a share) as compared to an increase in net earnings of approximately $820,000 (5 cents a share) from comparable adjustments in the fourth quarter of fiscal 1996.

        2. The fourth quarter of fiscal 1996 includes a decrease in net earnings of approximately $504,000 (3 cents a share) due to a charge for the impairment of certain assets.

Ten-Year Financial Review
 (In thousands, except per share and per dollar of sales amounts)
Fiscal years ended           1997     1996     1995    1994     1993     1992     1991    1990     1989     1988
February 28 or 29
Net sales from           $153,726 $142,134 $140,097 $132,945 $129,279 $131,810 $120,159 $122,941 $120,016 $110,002
continuing operations

Earnings from
continuing operations
before income taxes        21,485   30,104   32,041   31,039   32,276   32,303   32,225   32,630   28,735   25,614

Federal and state           7,992   11,487   12,025   11,582   11,584   11,536   11,489   11,629   10,259   10,008
income taxes

Earnings from              13,493   18,617   20,016   19,457   20,692   20,767   20,736   21,001   18,476   15,606
continuing operations

   Per dollar of sales       .088     .131     .143     .146     .160     .158     .173     .171     .154     .142

   Per share(a)               .82     1.13     1.22     1.16     1.18     1.14     1.10     1.06      .91      .73

Net earnings               13,493   18,617   20,016   19,457   21,252   21,216   21,100   21,027   18,839   15,751

        Per share(a)          .82     1.13     1.22     1.16     1.21     1.16     1.12     1.06      .92      .74

Dividends                  10,110    9,782    9,453    9,270    9,400    9,310    8,810    8,158    6,609    4,761

        Per share(a)         .615     .595     .575     .555     .535      .51      .47      .41      .32      .22

Shareholders' equity       81,586   78,195   69,338   58,897   60,565   66,485   55,830   60,737   52,954   49,586

        Per share(a)         4.96     4.76     4.22     3.52     3.52     3.65     3.05     3.10     2.66     2.41

Current assets             52,627   67,544   59,265   48,519   48,928   51,035   50,927   55,527   46,797   45,600

Current liabilities        10,307   13,054   12,976   12,548   12,087    9,631   10,203   10,074   10,080   12,619

Net working capital        42,320   54,490   46,289   35,971   36,841   41,404   40,724   45,453   36,717   32,981

Ratio of current
assets to
current liabilities         5.1:1    5.2:1    4.6:1    3.9:1    4.0:1    5.3:1    5.0:1    5.5:1    4.6:1    3.6:1

Depreciation of plant       4,475    3,553    3,499    3,805    4,086    4,368    3,694    3,486    3,372    3,249
and equipment

Additions to property,     13,575    6,106    4,010    2,215    1,315    2,484    3,684    3,639    2,096    2,563
plant and equipment

    (a) Earnings from continuing operations per share, net earnings per share, dividends per share and shareholders' equity per share figures have been adjusted to reflect the following stock distributions:

         July 1991 3 for 2
         July 1989 3 for 2


Consolidated Statements of Earnings
(In thousands, except per share amounts)

                                   For the years ended February 28 or 29,
                                        1997          1996          1995

Net sales                             $153,726       142,134      140,097
Costs and expenses:
 Cost of sales                         105,232        88,747       86,488
 Selling, general and
   administrative expenses              28,320        24,943       22,893
 Interest expense                           68           102           87
                                       133,620       113,792      109,468

   Earnings from operations             20,106        28,342       30,629
Investment and other income - net        1,379         1,762        1,412
      Earnings before income taxes      21,485        30,104       32,041
Provision for income taxes (note 5)      7,992        11,487       12,025
      Net earnings                   $  13,493        18,617       20,016

Net earnings per share of
 common stock                        $     .82          1.13         1.22

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

                                    For the years ended February 28 or 29,
                                           1997         1996        1995

Cash flows from operating activities:
 Net earnings                            $     13,493    18,617    20,016
 Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization                4,935     4,511     3,657
   Deferred income taxes                          574      (295)     (272)
   Pension plan expense                           365       827       524
   Other                                         (651)      437      (308)
   Changes in assets and liabilities:
     Receivables                               (1,466)    1,304    (3,185)
     Inventories                               (1,905)    1,926    (1,553)
     Other current assets
      (net of deferred taxes)                    (522)   (1,023)      344
     Accounts payable and accrued expenses               (1,836)      134
1,188
     Federal and state income taxes            (2,001)      (93)     (688)
Net cash provided by operating activities      10,986    26,345    19,723

Cash flows from investing activities:
 Capital expenditures                         (13,575)   (6,106)   (4,010)
 Purchase of operating assets                  (7,342)      --         --
 Purchase of short-term investments                --    (6,064)  (17,600)
 Maturities of short-term investments              --    23,742        --
 Proceeds from disposal of property                22        11       379
Net cash provided by (used in)
   investing activities                       (20,895)   11,583    21,231)

Cash flows from financing activities:
 Dividends                                    (10,110)   (9,782)   (9,453)
 Other                                            (93)      (81)      (67)
Net cash flows used in financing activities   (10,203)   (9,863)   (9,520)

Effect of exchange rate changes on cash            --        --        (8)

Net change in cash and equivalents            (20,112)   28,065   (11,036)
Cash and equivalents at beginning of year      38,606    10,541    21,577

Cash and equivalents at end of year           $18,494    38,606    10,541

See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
(In thousands, except share amounts)


                                          February 28,   February 29,
                                               1997           1996

Assets
Current assets:
 Cash and equivalents                             $18,494       38,606
 Receivables, principally trade, less allowance
  for doubtful receivables of $1,090 in 1997 and
  $1,085 in 1996                                   18,600       16,975
 Inventories, at lower of cost (principally
  last-in, first-out) or market (note 2)           10,500        8,298
 Other current assets (note 5)                      5,033        3,665

   Total current assets                            52,627       67,544

Property, plant and equipment, at cost:
 Plant, machinery and equipment                    62,587       49,563
 Land and buildings                                15,957       15,010
 Other                                              8,869        7,079
                                                   87,413       71,652
 Less accumulated depreciation                     53,853       49,795

   Net property, plant and equipment               33,560       21,857

Cost of purchased businesses in excess of
 amounts allocated to tangible net assets           5,942        3,861

Other assets and deferred charges                   2,828          400


                                                  $94,957       93,662

See accompanying notes to consolidated financial statements.

                                               February 28,   February 29,
                                                   1997           1996

Liabilities and Shareholders' Equity
Current liabilities:
 Current installments of long-term
  debt                                            $     85             80
 Accounts payable                                    5,234          5,144
 Accrued expenses:
  Employee compensation and benefits                 3,942          5,702
  Taxes other than income                              375            348
  Other                                                671            793
  Federal and state income taxes payable (note 5)                      --
987
       Total current liabilities                    10,307         13,054

Long-term debt, less current installments              195            280
Deferred credits, principally Federal income
   taxes (note 5)                                    2,869          2,133
Shareholders' equity (notes 3 and 4):
 Preferred stock of $10 par value.
  Authorized 1,000,000 shares;
   none issued                                   --             --
 Common stock of $2.50 par value.
  Authorized 40,000,000 shares; issued
  21,249,860 in 1997 and 1996                       53,125         53,125
 Additional capital                                  1,040          1,040
 Retained earnings                                 119,318        115,935
 Cumulative foreign currency translation adjustments   (76)           (97)
                                                   173,407        170,003

 Less cost of 4,811,506 shares in 1997 and
  4,810,389 shares in 1996 of common stock
  in treasury                                       91,821         91,808

       Total shareholders' equity                   81,586         78,195

                                                   $94,957         93,662

Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies and General Matters
Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Intangible Assets. The excess of cost over amounts assigned to tangible assets of purchased subsidiaries is amortized on the straight-line basis over periods from 3 to 40 years. The Company periodically evaluates the net carrying value of such assets based on expectations of cash flows of each subsidiary for which such assets are recorded. To the extent such estimated cash flows are not adequate to recover the carrying amount of the related assets, the assets are written down by a charge to expense. For the fiscal year ended February 29, 1996 the Company charged to expense $775,000 of intangible assets believed to be impaired.

Cash and Equivalents. Investments with original maturities of less than three months are classified as cash equivalents. Investments are carried at cost, which approximates fair market value, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

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

Investment Income. Investment income was approximately $1,478,000, $1,872,000 and $1,215,000 for fiscal years 1997, 1996 and 1995, respectively.

Income Taxes. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement requires the use of the asset and liability method of accounting for income taxes. Accordingly, changes in statutory income tax rates increase or decrease deferred income tax expense in the period of enactment. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Credit Risk. The Company's financial instruments which are exposed to credit risk consist of its trade receivables and short term investments. The trade receivables are geographically dispersed within the continental United States and Mexico and the short term investments are generally restricted to investment grade commercial paper, Eurodollar deposits of U.S. banks, and U.S. Government obligations.

Nature of Operations and Business Segment. The Company is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States and Mexico. For the fiscal years 1997, 1996 and 1995, business forms and other printed business products operations represented approximately 90% to 96% of net sales, operating profits, depreciation and identifiable assets in each year. Capital expenditures attributable to business forms and other printed business products operations for the same years were 93%, 100% and 100%, respectively. The Company's Mexico operations are not material to consolidated earnings or financial position for fiscal years 1997, 1996 or 1995.

Net Earnings Per Common Share. Net earnings per common share amounts are based on the weighted average number of shares outstanding during each year. Common stock equivalents (options) have not been included in determining earnings per common share amounts because their inclusion would not materially dilute the amounts shown. The weighted average number of shares outstanding for the fiscal years 1997, 1996 and 1995 were 16,438,817, 16,439,645 and 16,439,844, respectively.

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

(2)  Inventories
     The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market. At February 28, 1997 and February 29, 1996 approximately 71% and 70%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out cost or market. The following table summarizes the components of inventory at the different stages of production (in thousands):

                                        February 28,   February 29,
                                           1997           1996

     Raw material                        $6,394         5,073
     Work-in-process                      1,127           679
     Finished goods                       2,979         2,546
                                        $10,500         8,298

     The excess of current costs over LIFO stated values amounts to approximately $5,565,000 and $6,084,000 at February 28, 1997 and February 29, 1996, respectively.

(3)  Shareholders' Equity
     Following is a summary of transactions in shareholders' equity accounts for the three years ended February 28, 1997 (amounts in thousands, except share amounts):

                                                                                Cumulative
                                                                                  Foreign
                                                                                 Currency         Treasury Stock
                                        Common Stock      Additional  Retained   Translation          (at cost)
                                       Shares   Amount     Capital   Earnings   Adjustments     Shares     Amount
Balance February 28, 1994            21,249,860 $53,125     1,095     96,537         --       (4,812,663) $(91,860)
 Net earnings                                --      --        --     20,016         --               --        --
 Dividends declared ($.575 per share)        --      --        --     (9,453)        --               --        --
 Foreign currency translation adjustment     --      --        --         --       (125)              --        --
 Treasury stock transactions:
   Purchases                                 --      --        --         --         --           (1,037)      (15)
   Exercise of stock options                 --      --       (55)        --         --            3,871        73
Balance February 28, 1995            21,249,860  53,125     1,040    107,100       (125)      (4,809,829)  (91,802)
 Net earnings                                --      --        --     18,617         --               --        --
 Dividends declared ($.595 per share)        --      --        --     (9,782)        --               --        --
 Foreign currency translation adjustment     --      --        --         --         28               --        --
 Treasury stock purchases                    --      --        --         --         --             (560)       (6)
Balance February 29, 1996            21,249,860  53,125     1,040    115,935        (97)      (4,810,389)  (91,808)
 Net earnings                                --      --        --     13,493         --               --        --
 Dividends declared ($.615 per share)        --      --        --    (10,110)        --               --        --
 Foreign currency translation adjustment     --      --        --         --         21               --        --
 Treasury stock purchases                    --      --        --         --         --           (1,117)      (13)
Balance February 28, 1997            21,249,860 $53,125     1,040    119,318        (76)      (4,811,506) $(91,821)


(4)  Stock Options
     At February 28, 1997, the Company has two incentive stock option plans, the 1991 Incentive Stock Option Plan and the 1980 Incentive Stock Option Plan. The Company has 378,958 shares of unissued common stock reserved under the incentive stock option plans for issuance to officers and supervisory employees of the Company and its subsidiaries. All available options under the 1980 Incentive Stock Option Plan have been granted prior to fiscal year 1997. The exercise price of each option granted equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five year period.
     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its incentive stock option plans. Had compensation cost for the Company's incentive stock option plans been determined consistent with FASB Statement No. 123, the Company's reported net earnings and earnings per share would have been substantially unchanged.
     The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 6.15 %; expected volatility of 22 %; risk-free interest rate of 6.67 %; expected life of seven years.
     Following is a summary of transactions of incentive stock options during the three fiscal years ended in 1997:

                                                               Weighted
                                                   Number      Average
                                                     of        Exercise
                                                   Shares        Price

       Outstanding at February 28, 1994
        (166,119 shares exercisable)             256,390        $14.03
        Exercised                                 (3,557)         3.60
        Granted                                    5,750         12.78
        Terminated                                (2,375)        15.24

       Outstanding at February 28, 1995
        (189,763 shares exercisable)             256,208         14.13

       Outstanding at February 29, 1996
        (216,708 shares exercisable)             256,208         14.13
        Granted                                   92,500         11.10

       Outstanding at February 28, 1997
        (229,396 shares exercisable)             348,708         13.33

       Weighted Average Fair Value of
        Options granted during 1997                               1.69


     The following table summarizes information about incentive stock options outstanding at February 28, 1997:



                       Options Outstanding             Options Exercisable
                           Weighted
                           Average         Weighted                  Weighted
                 Number    Remaining       Average         Number    Average
   Exercise    Outstanding Contractual  Exercise Price   Exercisable Exercise
    Prices                    Life                                    Price

   $10.17 to
    12.00          181,496      5.2 years    $10.68        86,184    $10.19

    13.81 to
    15.63          117,212      4.3           14.91        93,212     15.18

    19.25           50,000      4.8           19.25        50,000     19.25

    10.17 to
    19.25          348,708      4.9           13.33        229,396    14.19


 (5) Income Taxes
     The components of the provision for income taxes for fiscal years 1997, 1996 and 1995 are (in thousands):
                                                   1997      1996    1995
     Current:
       Federal                                   $6,664    10,523   11,029
       State and local                              754     1,259    1,268
     Deferred Federal                               574      (295)    (272)
     Total provision for income taxes            $7,992    11,487   12,025

     Total income taxes paid                     $9,500    12,377   12,986

     The following summary for the three fiscal years ended in 1997 reconciles the statutory U. S. Federal income tax rate to the Company's effective tax rate:
                                                   1997      1996     1995

     Statutory rate                                35.0%     35.0%   35.0%
     Provision for state income taxes,
net of Federal income tax benefit                   2.3       2.7     2.5
     Nondeductible foreign net operating loss       0.3       0.7     0.3
     ESOP pass-through dividend deduction          (0.9)     (0.6)   (0.6)
     Other                                          0.5       0.4     0.3
               Effective tax rate                  37.2%     38.2%   37.5%

     The Federal and state income tax assets and liabilities are summarized as follows (in thousands):
                                                       February 28 or 29,
                                                        1997        1996

     Current:
      Current asset                                    $1,014        --
      Currently payable                                    --       987
     Deferred:
      Current asset                                     1,611     1,792
      Noncurrent liability                              2,253     1,860

     The components of deferred income tax assets and liabilities are summarized as follows (in thousands):
                                                       February 28 or 29,
                                                        1997        1996
     Current deferred asset:
      Allowance for doubtful receivables               $  518       489
      Employee compensation and benefits                  813       949
      Foreign net operating loss carryforwards            393       324
      Other                                               280       354
          Subtotal                                      2,004     2,116
      Valuation allowance                                (393)     (324)
                                                       $1,611     1,792
     Noncurrent deferred liability:
      Depreciation                                     $1,631     1,453
      Prepaid pension cost                                579       303
      Other                                                43       104
                                                       $2,253     1,860




     The valuation allowance of $393,000 at February 28, 1997 has been provided to reduce the total tax asset to $1,611,000 because it is likely that a portion of the tax asset will not be realized. The net increases in the valuation allowance for fiscal years 1997, 1996 and 1995 were $69,000, $212,000 and $112,000, respectively. All increases relate to the valuation allowance for foreign net operating loss carryforwards.


(6)  Employee Benefit Plans
      The Company and certain subsidiaries have a noncontributory defined benefit retirement plan covering substantially all of their employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of ERISA. The following table sets forth the Plans' funded status and amounts recognized in the Company's consolidated balance sheets at February 28, 1997 and February 29, 1996 (in thousands):

                                                            1997      1996
        Actuarial present value of benefit obligations:
          Accumulated benefit obligation, including
            vested benefits of $24,379 and $24,647
            in 1997 and 1996, respectively             $ 27,027     27,311
          Projected benefit obligation for service
            rendered to date                           $(36,877)   (37,702)
          Plan assets at fair value                      28,860     29,325
          Plan assets (less than) projected
            benefit obligation                           (8,017)    (8,377)
          Unrecognized net loss                          11,116     12,533
          Unrecognized net transition asset being
            recognized over the average
            remaining service life                       (3,515)    (4,207)
        Accrued pension liability                      $   (416)       (51)

      Net pension cost for fiscal years 1997, 1996 and 1995 included the following components (in thousands):
                                                        1997   1996   1995
        Service cost - benefits earned during
          the current period                      $    1,668   1,355  1,520
        Interest cost on projected benefit obligation  2,800   2,478  2,563
        Actual (return) loss on plan assets           (3,051) (3,182)   119
        Net amortization and deferral                    135     178 (3,490)

           Net periodic pension cost                  $1,552     829    712


Assumptions used in accounting for the defined benefit plans for fiscal years 1997, 1996 and 1995 are as follows:
                                                1997       1996       1995

        Weighted average discount rate          7.50%      7.50%      8.25%
        Earnings progression                    4.50%      4.50%      4.50%
        Expected long-term rate of return on
          plan assets                           9.25%      9.50%     10.00%


(7)  Acquisitions
     On April 1, 1996, the Company purchased in separate transactions the operating assets and operations of two privately-owned specialty printing companies for approximately $7,300,000 in cash. The acquisitions were accounted for by the purchase method; therefore the following Consolidated Statement of Earnings for the year ended February 28, 1997 includes the results of operations of the two companies from the date of acquisition. The cost of the acquired companies in excess of the amounts allocated to tangible net assets is being amortized over 25 years from the date of acquisition. The Company also entered into non-competition agreements for $2,580,000 with the principals of the selling companies. The cost of these agreements is being amortized over the related non-competition periods. Additionally, the Company entered into employment agreements with certain of the principals of the selling companies. Following are unaudited condensed pro forma consolidated results of operations for the fiscal years ended February 28, 1997 and February 29, 1996 which reflects inclusion of the companies as if they had been acquired on March 1, 1995 (in thousands, except per share amounts):

                                Fiscal Year Ended    Fiscal Year Ended
                                February 28, 1997    February 29, 1996

       Net sales                       $154,653             152,450

       Net income                      $ 13,479              18,155

       Earnings per share              $    .82                1.10


Independent Auditors' Report

The Board of Directors and Shareholders
Ennis Business Forms, Inc.:

     We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries as of February 28, 1997 and February 29, 1996, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ennis Business Forms, Inc. and subsidiaries as of February 28, 1997 and February 29, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1997, in conformity with generally accepted accounting principles.

                                     KPMG Peat Marwick LLP
Dallas, Texas
April 18, 1997