Form 10-K405, Exhibit 13
period 1999-02-28
ENNIS BUSINESS FORMS INC
filed 1999-05-28
CIK 33002

C O N T E N T S



Letter To Shareholders                                    2

Operations Overview                                       6

Financial Overview:

  Selected Financial Data                                10
  Management's Discussion and Analysis                   11
  Ten-Year Financial Review                              14
  Consolidated Financial Statements                      16
  Independent Auditors' Report                           28
  Corporate Information                         Inside Back



                  F I N A N C I A L   H I G H L I G H T S


Annual Summary                 Fiscal Year    Fiscal Year
                                  Ended          Ended      Percentage
                               February 28    February 28,   Increase
                                  1999             1998     (Decrease)

Net sales                     $150,922,000    $154,348,000     (2.2)
Earnings before income taxes    22,558,000      15,805,000     42.7
Income taxes                     8,448,000       5,597,000     50.9
Net earnings                    14,110,000      10,208,000     38.2
Dividends                       10,116,000      10,191,000     (0.7)
Per share of common stock:
 Basic and diluted earnings            .87             .62     40.3
 Dividends                             .62             .62      -
Weighted average number
 of shares of common
 stock outstanding              16,311,772      16,437,982     (.7)

To Our Shareholders:



The past year was a year of transition for Ennis Business Forms, Inc. This transition began with the establishment of a new management team. While this team immediately set both long term and short term goals, emphasis was put on fiscal year 1999 actions. The goals set forth were to reverse the trend in earnings, change to a market driven culture, focus manufacturing to become a low cost producer and create strategies to enhance internal and external growth. A reflection of this transition is the recent introduction of our new Ennis logo.

Fiscal 1999 Results:
--------------------
Our primary goal this year was to reverse the earnings decline. We are pleased to report that we were able to accomplish this objective. The main components of this earnings turnaround consisted of the elimination of operating losses previously incurred as a result of investment in Heath Printers, Inc. and Ennis Mexico. In addition, several of our operating units became more efficient from cost improvement programs and re-alignment of the regional sales effort reduced costs significantly.

Specifically, for the fiscal 1999 twelve-month period, the Company reported net earnings of $14,110,000 or $.87 per diluted share, compared with net earnings of $10,208,000, or $.62 per diluted share, for the 1998 fiscal year. This is a 38.2% increase over last year. Net sales amounted to $150,922,000 as compared to $154,348,000 last year. Fiscal 1998 financial results include revenues of $5,487,000 related to Heath Printers, Inc. which was sold in fiscal 1998. Fiscal 1998 financial results include a $1,994,000 non-cash after-tax charge to earnings or $.12 per diluted share from the sale of Heath Printers, Inc. in fiscal 1998.

A major change in culture for Ennis was to become a market-driven company. Ennis was focused on its existing manufacturing capabilities and not reacting to the needs of a changing marketplace. In 1999 Ennis has reacted quite differently to customer needs. We have become more sensitive to market demands and Ennis is capitalizing on its national presence.

Ennis established a low cost producer attitude in our manufacturing facilities. We focused local management to accept responsibility for controlling inflation, not through pricing to the customer. All internally controlled costs are absorbed by the cost reduction programs.

The final goal for Ennis in 1999 was to create an environment for future growth. For internal growth we must combine the strength of Ennis' products, customers and plant diversities with the cultural changes like team selling and a customer driven philosophy. By utilizing both our existing strengths and a new sense of company-wide cooperation, Ennis will be able to better serve traditional customers and serve larger customers who require a national multi-product presence. While this strategy is ongoing, we have already seen initial success.

Ennis is also interested in external growth. We believe that the consolidating forms market creates opportunities. Our acquisition of FMI in Houston, TX is an example. Ennis would also consider companies in products we understand, but outside our core forms market.

Financial Condition
-------------------
Our financial condition remains strong. At February 28, 1999, the ratio of current assets to current liabilities was 6.3 to 1 and there was minimal long-term debt.

Dividend Policy
---------------
The Company's dividend policy continues unabated with quarterly cash dividends totaling to $.62 paid to shareholders during fiscal 1999. We are dedicated to rewarding our shareholders and we are proud of our 26 years of consecutive dividend payments. With excellent cash flow, the Board of Directors does not anticipate a change in the Company's dividend policy.

FUTURE PLANS



Growth:
-------
Growth with continued improved earnings is our focus moving forward. While Ennis profit margins will continue well above the industry averages, we recognize the need to greatly accelerate the revenue line. Internal growth was positioned last year, and we expect to see gains realized in the coming year. Our available capacity and national network only enhances our attractiveness to potential customers.

External growth has also progressed well since last year. We now have a successful acquisition, FMI, and a structured approach for both prospective opportunities and a proven integration process. We believe this year will deliver even more successes.

Improved Electronic Infrastructure:
-----------------------------------
Our plans also include development of both our internal and external computer systems to enable Ennis to provide new and better service for our customers. These new services will include expanded use of electronic commerce for both customer service and actual online ordering. Ennis recognizes that with today's changing technologies we must be ready to service our customers in many different ways. Today's customers expect to be able to do business from the traditional methods to the most user friendly internet web site.

Cost Competitiveness:
---------------------
In addition, we will continue to strengthen our focus on cost competitiveness. We will accomplish this by developing strategies to address processes that will enhance our productivity and reduce our cycle time to market. This will come via internal operation teams designing more efficient processes as we go forward in implementing and upgrading our computer systems. Also, the new computer system will enable us to focus on areas for improvement as a result of more defined and timely information. Finally, dictated by competitive environment, we will continually review operating unit results for potential cost reduction opportunities. These actions will help us to remain competitive in the market place as we go forward.

Management Appointments
-----------------------
On June 18, 1998, Mr. Keith S. Walters was elected Chairman of the Board of Directors. Mr. Walters had been serving as Vice Chairman and Chief Executive Officer. Mr. Walters was also elected President of the Company on July 30, 1998 following the retirement of Mr. Nelson Ward.

On July 6, 1998, Mr. David Erickson and Mr. Ronald Graham were elected as officers of the Company; Vice President of Dealer Relations and Vice President of Human Resources, respectively.

On January 1, 1999, Mr. Robert M. Halowec was elected Vice President and Chief Financial Officer of the Company replacing Mr. Victor DiTommaso.

As always, we would like to thank our employees, customers and shareholders for their continued support. Our commitment to increasing shareholder value through profitable growth remains our top priority.





Keith S. Walters
Chairman, CEO & President



                               Page 4 and 5



Financial. Ennis is among the largest private-label printed business products suppliers in the United States. Founded in 1909, Ennis has established itself as an industry leader built on quality products and solid financial ground.

National Coverage. With 16 manufacturing facilities located in 15 cities in the United States, Ennis has unmatched national coverage to complement its diverse product offering. This coverage allows Ennis to serve its national network of dealers. Ennis also maintains highly proficient, regional customer sales centers to support dealers in their business efforts.

Extensive Product Line. Ennis serves as a "one-stop" source for an extensive line of traditional as well as non-traditional printed business products. Products manufactured and offered for sale include stock and custom business forms and bank checks, as well as, non-traditional products such as commercial printing, promotional products, awards and ribbons, office supplies, tags, labels and presentation products.

Cooperative Marketing. In addition to a complete product offering, Ennis has developed a comprehensive cooperative merchandising program. This program involves the development and distribution of product training and marketing literature for use in the education and training of both dealers and end-consumers.

Geographic Location. The geographic location of Ennis' manufacturing facilities are strategically positioned to provide its dealers efficient service, low freight cost and fast delivery. Many products are produced in multiple locations to assure constant flow of production and distribution of dealer orders.

Customers. With over 46,000 dealers, Ennis' customer diversification includes: advertising specialty dealers, printing brokers, direct manufacturers, wholesale/catalogers, commercial printers and franchise organizations. Ennis has historically served small to medium sized businesses through its extensive dealer network and is now working to expand its efforts with larger independents.

Product Lines. Over 26 diversified product lines have been developed to provide the services and products required by businesses today. This diversified product offering allows Ennis dealers to enter a multitude of markets and industries for the sole purpose of developing and growing the need for printed business products.

Market Expansion. As product development and research continue, Ennis is on the forefront of diverse market expansion. Marketing programs are being directed to service industry specific markets and target the printed business product needs of industries such as automotive, retail, hospitality and travel.

Positive Results. Strength and diversification lead to results. Ennis' financial strength, national coverage, extensive product lines and cooperative marketing programs allow Ennis to focus on the continued diversification and growth of manufacturing locations, customers, product lines and market expansion.

Product Quality. Through these efforts Ennis is continually improving product quality and customer service by evaluating each of its facilities for improved methodologies of both production and administration, resulting in increased operational efficiencies.

Cost Improvement Strategies. In addition, the company's focus on continuous cost improvement strategies in its manufacturing plants and administrative locations enable the company to become even more competitive and enhance profitable results.

Profitable Programs. Ennis continues to obtain profitable results through the development of programs such as corporate purchasing agreements for each of its manufacturing facilities. These agreements allow Ennis to effectively purchase necessary equipment and raw materials in volume, thus reducing overhead costs for the company.

Competitive Pricing Strategies. The continuous review of competitive pricing strategies allow Ennis to stay in tune with recent market developments for the positioning of product sales in the printed business products market. Effectively stabilizing pricing allows Ennis to remain an industry leader in the development and manufacturing of a complete line of printed business products.

Selected Financial Data
                                       Years Ended February 28 or 29,
                                 1999     1998     1997    1996     1995
                                (In thousands, except per share amounts)
Net sales                     $150,922 $154,348 $153,726 $142,134 $140,097
Net earnings                    14,110   10,208   13,493   18,617   20,016
Net earnings per basic
 and diluted share of
 common stock                      .87      .62     0.82     1.13     1.22
Total assets                    94,335   94,474   94,957   93,662   84,991
Long-term debt                       7      206      195      280      360
Cash dividends per share
 of common stock                  .620     .620     .615     .595     .575

                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations

Liquidity and Capital Resources

     The Company has maintained a strong financial position with working capital at February 28, 1999 of $44,309,000 an increase of 2.4% from the beginning of the year, and a current ratio of 6.3 to 1. The increase is due to the cash from operations exceeding dividend and capital investment requirements. The Company has $20,691,000 in cash and equivalents and $7,000 in long-term debt, less current installments.

Accounting Standards

     Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of SFAS No. 133 are effective for financial statements for fiscal years beginning after June 15, 1999, although early adoption is allowed. We have not determined the financial impact of adopting this SFAS nor whether we will adopt its provisions prior to its effective date. It is not expected to have a material impact on our financial statements.

     Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued in March 1998. This SOP requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 1998. We adopted the provisions of this SOP on March 1, 1999. It is not expected to have a material impact on our financial statements.

     SOP 98-5, Reporting on the Costs of Start-up Activities, was issued in April 1998. This SOP provides guidance on the financial reporting of start-up and organization costs and requires that these costs be expensed as incurred. The provisions of this SOP are effective for financial statements for fiscal years beginning after December 15, 1998. We adopted the provisions of this SOP on March 1, 1999. It is not expected to have a material impact on our financial statements.

Results of Operations

1999 as compared to 1998

     Net sales in 1999 decreased 2.2% from 1998. Excluding the net sales of operations which were sold in 1998, net sales increased slightly. The increase was primarily the result of revenues contributed by FMI, Inc.; the Houston, Texas based business forms operation purchased in November 1998. As a result of achieving some success in its strategy to grow through partnering arrangements (described in the Revenue Growth section below), volume in traditional forms product categories increased in 1999. The Company's pricing strategy for 1999, was to maintain or decrease selling prices in order to remain competitive in the ever increasing consolidation of the business forms market. This goal served to minimize overall revenue growth; however, since the Company was able to increase unit volume while improving margins, the Company's belief is the goal of this strategy was met. Gross margins improved 3% in 1999 over 1998, primarily a result of decreases in raw material prices during the year. Selling, general and administrative expenses decreased 9.8% from 1998 to 1999 as a result of the elimination of the Company's field selling function in June 1998, and the sale of Heath Printer, Inc. in 1998, partially offset by the acquisition of FMI, Inc. Investment income increased in 1999 due to the availability f a larger amount of funds available for investment during the year. Earnings per basic and diluted common share trended in the same manner as net earnings. The Company's effective Federal and state income tax rate for 1999 was 37.5%, as compared to 1998's effective rate of 35.4%. The primary reason for the increase is due to the recognition in 1998 of $168,000 of tax benefits associated with foreign net operating losses.

1998 as compared to 1997

     Net sales increased fractionally in fiscal 1998 compared to 1997. Several product lines experienced sales growth during fiscal 1998 but these increases were offset by declines in some of the Company's mature products such as cotton tags, sales books and register forms. Early in fiscal 1998, the Company firmed up its pricing on printed products. This action had the effect of dampening overall sales growth while improving gross profit margins. The gross profit margin increased from 31.5% in fiscal 1997 to 31.8% in fiscal 1998. The increase is not greater because the first quarter of fiscal 1997 had a high gross profit margin of 34.6%. It was not until early in the second quarter of fiscal 1997 that the Company began lowering prices to grow its business. The fiscal 1998 gross profit margin of 31.8% compares favorably to the gross profit margin of 29.6% earned in the fourth quarter of fiscal 1997. Selling, general and administrative expenses increased 10.0% during fiscal 1998 as compared to 1997. The increase is primarily due to higher marketing and promotion costs, increased customer telephone call activity, increased personnel costs and expanded information and communications systems, all associated with ongoing efforts to increase sales. Investment income decreased 29.1% from fiscal 1997 to 1998 due to lower cash available for investment in the current year. Net earnings for fiscal 1998 decreased 24.3% from prior year levels; however, the trend by quarter was positive. The first two quarters of fiscal 1998 reflected lower earnings than the corresponding periods in the prior year. However, for the third quarter of fiscal 1998, net earnings, excluding a $1,994,000 after-tax charge associated with the decision to sell the commercial printing subsidiary, Heath Printers, Inc., matched fiscal 1997 third quarter earnings. Fourth quarter earnings for fiscal 1998 reflect a substantial improvement over fourth quarter earnings in fiscal 1997. The positive earnings trends are the result of firmer selling prices instituted in the early part of fiscal 1998. Earnings per basic and diluted common share trended in the same manner as net earnings. The Company's effective Federal and state income tax rate decreased from 37.2% of net earnings in fiscal 1997 to 35.4% of net earnings in fiscal 1998. The primary reason for the decrease in the effective income tax rate was the recognition in fiscal 1998 of $168,000 of tax benefit associated with foreign net operating losses.


Revenue Growth

     The Company continues to be confident of its strategy to achieve revenue growth through partnering arrangements with trade dealers and manufacturers. While the Company has not entered into any partnering contracts to date, the Company has experienced modest revenue growth in its West Coast forms manufacturing facilities during the later half of the fiscal year as a result of business obtained from informal partnering agreements with certain manufacturers. While there can be no assurance the informal arrangements will evolve into firm contracts, the Company believes this strategy will ultimately have a significant positive impact on revenue growth.

Year 2000 Issues

     The Year 2000 issue will have a broad impact on the business environment in which the Company operates due to the possibility that many computerized systems across all industry lines will be unable to process information containing dates beginning in the Year 2000. In 1995, for reasons unrelated to preparation for the Year 2000, the Company invested approximately $3,000,000 in a project to replace substantially all of its existing computer hardware and software. One of the benefits of this project was to bring a major portion of the Company's technological assets into Year 2000 readiness. Subsequent to the project mentioned above, the Company has invested approximately $700,000 over the past three years in technological hardware and software, all of which is Year 2000 ready.

     In addition to the investments described above, the Company has surveyed all major suppliers of goods and services to determine their readiness for Year 2000. Also, the operating units have surveyed the ancillary equipment used in their respective operations to ascertain the equipment's readiness for Year 2000. The cost of performing these surveys has been nominal. No problems have been discovered at this time.

     The Company believes that substantially all of its internal technology systems are prepared for the Year 2000 at this time. Any adverse consequences to the Company as a result of lack of preparations for the Year 2000 are expected to occur as a result of external forces. To the extent that it is possible to determine if any of the Company's suppliers of goods and services are unprepared for Year 2000, changes in suppliers will be made where possible. The Company does not expect material disruptions as a result of any controllable factors relating to preparations for Year 2000.

Market Risk

     The Company does not have significant market risk exposure since it does not have any outstanding variable rate debt or derivative financial and commodity instruments as of February 28, 1999.




     Management's letter to shareholders, operations overview and discussion and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market for traditional forms products, variability in the prices of paper and other raw materials, and competitive conditions associated with the Company's products. Because of such uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements which speak only as of April 15, 1999.

 Ten-Year Financial Review
(In thousands, except per share and per dollar of sales amounts)

Fiscal years ended February 28, or 29,
              1999     1998     1997     1996     1995     1994     1993     1992     1991     1990

Net sales     $150,922 $154,348 $153,726 $142,134 $140,097 $132,945 $129,279 $131,810 $120,159 $122,941

Earnings before
 income taxes   22,558   15,805   21,485   30,104   32,041   31,039   32,276   32,303   32,225   32,630

Provision for
 income taxes    8,448    5,597    7,992   11,487   12,025   11,582   11,584   11,536   11,489   11,629

Earnings from
 continuing
 operations     14,110   10,208   13,493   18,617   20,016   19,457   20,692   20,767   20,736   21,001

   Per dollar
   of sales       .093     .066     .088     .131     .143     .146     .160     .158     .173     .171

   Basic and
   diluted per
   common share    .87      .62      .82     1.13     1.22     1.16     1.18     1.14     1.10     1.06

Net earnings    14,110   10,208   13,493   18,617   20,016   19,457   21,252   21,216   21,100   21,027

 Basic and diluted
 per common share  .87      .62      .82     1.13     1.22     1.16     1.21     1.16     1.12     1.06

Dividends       10,116   10,191   10,110    9,782    9,453    9,270    9,400    9,310    8,810    8,158

   Per share       .62      .62     .615     .595     .575     .555     .535      .51      .47      .41

Shareholders'
 equity         83,499   81,672   81,586   78,195   69,338   58,897   60,565   66,485   55,830   60,737

   Per share      5.12     4.97     4.96     4.76     4.22     3.52     3.52     3.65     3.05     3.10

Current assets  52,676   53,660   52,627   67,544   59,265   48,519   48,928   51,035   50,927   55,527

Current
 liabilities     8,367   10,396   10,307   13,054   12,976   12,548   12,087    9,631   10,203   10,074

Net working
 capital        44,309   43,264   42,320   54,490   46,289   35,971   36,841   41,404   40,724   45,453

Ratio of current
 assets to current
 liabilities     6.3:1    5.2:1    5.1:1    5.2:1    4.6:1    3.9:1    4.0:1    5.3:1    5.0:1    5.5:1

Depreciation of
 plant and
 equipment       4,941    5,634    4,475    3,553    3,499    3,805    4,086    4,368    3,694    3,486

Additions to
  property, plant
  and equipment  3,663    9,576   13,575    6,106    4,010    2,215    1,315    2,484    3,684   3,639

                                 Page 14 and 15



                       Consolidated Statements of Earnings
                    (In thousands, except per share amounts)

                                        For the years ended February 28,
                                         1999         1998         1997
                                         ----         ----         ----

Net sales                              $150,922     $154,348     $153,726
Costs and expenses:
 Cost of sales                          101,383      105,337      105,232
 Selling, general and
   administrative expenses               28,104       31,162       28,320
 Loss on disposal of Heath Printers, Inc.    --        3,000           --
                                       --------     --------     --------
                                        129,487      139,499      133,552
                                       --------     --------     --------
Earnings from operations                 21,435       14,849       20,174
                                       --------     --------     --------
Other income (expense):
 Investment income                        1,376        1,048        1,478
 Interest expense                           (57)         (60)         (68)
 Other                                     (196)         (32)         (99)
                                       --------     --------     ---------
                                          1,123          956        1,311
                                       --------     --------     ---------

Earnings before income taxes             22,558       15,805       21,485

Provision for income taxes (note 6)       8,448        5,597        7,992
                                       --------     --------     --------
 Net earnings                          $ 14,110     $ 10,208     $ 13,493
                                       ========     ========     ========

 Net earnings per basic and diluted
 share of common stock                     $.87         $.62         $.82



See accompanying notes to consolidated financial statements.

                    Consolidated Statements of Cash Flows
                               (In thousands)

                                         For the years ended February 28,
                                           1999        1998        1997

Cash flows from operating activities:
 Net earnings                               $14,110    $10,208    $13,493
 Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization              5,352      6,173      4,935
   Deferred income taxes                        727       (872)       574
   Pension plan expense                        (864)      (548)       365
   Loss on disposal of Heath Printers, Inc.      --      3,000         --
   Other                                         43        555       (651)
   Changes in operating assets and liabilities:
     Receivables                                184        320     (1,466)
     Inventories                               (247)     2,329     (1,905)
     Other current assets
      (net of deferred taxes)                  (304)       552       (522)
     Accounts payable and accrued expenses   (1,847)      (140)    (1,836)
     Federal and state income taxes             (51)       137     (2,001)
                                            -------    -------    -------
      Net cash provided by operating
        activities                           17,103     21,714     10,986
                                            -------    -------    -------

Cash flows from investing activities:
 Capital expenditures                        (3,663)    (9,576)   (13,575)
 Purchase of operating assets                (2,302)        --     (7,342)
 Proceeds from disposal of property             468         21         22
 Proceeds from sale of Heath Printers, Inc.      --      2,128         --
                                            -------    -------    -------
      Net cash used in investing activities  (5,497)    (7,427)   (20,895)
                                            -------    --------   -------

Cash flows from financing activities:
 Dividends                                  (10,116)   (10,191)   (10,110)
 Purchase of treasury stock                  (3,300)        (7)       (13)
 Other                                         (199)       117        (80)
                                            -------    -------    -------
      Net cash flows used in financing
       Activities                           (13,615)   (10,081)   (10,203)
                                           --------    -------    -------

Net change in cash and cash equivalents      (2,009)     4,206    (20,112)
Cash and cash equivalents at
   beginning of year                         22,700     18,494     38,606
                                            -------    -------    -------

Cash and cash equivalents at end of year    $20,691    $22,700    $18,494
                                            =======    =======    =======


See accompanying notes to consolidated financial statements.

                        Consolidated Balance Sheets
                    (In thousands, except share amounts)


                                              February 28,    February 28,
                                                 1999            1998

Assets
Current assets:
 Cash and cash equivalents                      $ 20,691       $ 22,700
 Receivables, principally trade, less allowance
  for doubtful receivables of $1,202 in 1999 and
  $1,006 in 1998                                  18,720         17,980
 Inventories, at lower of cost (principally
  last-in, first-out) or market (note 2)           8,533          8,063
 Unbilled contract revenues                        3,367          2,633
 Other current assets                              1,365          2,284
                                                --------       --------
   Total current assets                           52,676         53,660
                                                --------       --------

Property, plant and equipment, at cost:
 Plant machinery and equipment                    65,389         64,049
 Land and buildings                               17,926         16,957
 Other                                             8,870          9,193
                                                --------       --------
                                                  92,185         90,199
 Less accumulated depreciation                    58,274         55,347
                                                --------       --------

   Net property, plant and equipment              33,911         34,852

Cost of purchased businesses in excess of
 amounts allocated to net identifiable assets, net 5,731          4,574

Other assets and deferred charges                  2,017          1,388
                                                --------       --------
                                                $ 94,335       $ 94,474
                                                ========       ========

Liabilities and Shareholders' Equity
Current liabilities:
 Current installments of long-term debt         $    199      $     191
 Accounts payable                                  4,107          4,759
 Accrued expenses:
  Employee compensation and benefits               3,336          4,086
  Taxes other than income                            526            463
  Other                                              113            760
 Federal and state income taxes payable (note 6)      86            137
                                                --------       --------
       Total current liabilities                   8,367         10,396
                                                --------       --------
Long-term debt, less current installments              7            206
Deferred credits, principally Federal
   income taxes (note 6)                           2,462          2,200
Shareholders' equity (notes 3 and 5):
 Series A junior participating preferred stock
    of $10 par value.  Authorized 1,000,000
    shares; none issued                               --             --
 Common stock of $2.50 par value.
   Authorized 40,000,000 shares; issued
    21,249,860 shares in 1999 and 1998            53,125         53,125
 Additional paid in capital                        1,040          1,040
 Retained earnings                               122,307        119,335
                                                --------       --------
                                                 176,472        173,500

 Less cost of 4,996,397 shares in 1999 and
  4,812,175 shares in 1998 of common stock
  in treasury                                     92,973         91,828
                                                --------       --------

Total shareholders' equity                        83,499         81,672
                                                --------       --------

                                                $ 94,335       $ 94,474
                                                ========       ========

See accompanying notes to consolidated financial statements.

                Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies and General Matters
Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, at February 28, 1999 and 1998, were $22,116,000 and $24,594,000, respectively.
All such investments (consisting of Eurodollar deposits of U. S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents. Such investments exceed total cash and cash equivalents at February 28, 1999 and 1998, due to outstanding checks issued in the normal course of business.

Property, Plant and Equipment. Depreciation of property, plant and equipment is provided by the straight-line method at rates presently considered adequate to amortize the total cost over the useful lives of the assets, which range from 3 to 11 years for plant machinery and equipment and 10 to 33 years for buildings and improvements. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit. The Company capitalizes all significant leases which are in substance acquisitions of property.

Intangible Assets. The excess of cost over amounts assigned to net identifiable assets of purchased subsidiaries is amortized on the straight-line basis over periods from 10 to 40 years. Other acquired intangibles are principally non-compete agreements and are being amortized on the straight line basis over periods from 5 to 8 years. At February 28, 1999 and 1998, accumulated amortization of intangible assets amounted to $1,651,000 and $1,236,000, respectively.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In the third quarter of the fiscal year ended February 28, 1998, the Company charged to expense $3,000,000 of tangible and intangible assets to be disposed of. The residual value of the assets held for disposal approximated the amount realized upon the actual sale of the assets in the fourth quarter of fiscal 1998.

Fair Value. The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value because of the short maturity of these instruments.

Revenue Recognition. Revenue is recognized upon shipment of all printed products. Revenues from fixed contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog which typically ranges from three to twelve months. Advertising expense was approximately $2,310,000, $2,741,000 and $2,141,000 during the years ended February 28, 1999, 1998, and 1997, respectively. Included in advertising expense is amortization related to direct response advertising of $1,169,000, $1,202,000 and $945,000 for the years ended February 28,
1999, 1998, and 1997, respectively. Unamortized direct response advertising costs included in other current assets at February 28, 1999 and 1998 were $533,000 and $518,000, respectively.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Credit Risk. The Company's financial instruments which are exposed to credit risk consist of its trade receivables and short term investments. The trade receivables are geographically dispersed primarily within the continental United States and the short term investments are generally restricted to investment grade commercial paper, Eurodollar deposits of U.S. banks, and U.S. Government obligations.

Nature of Operations. The Company is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The Company's Mexico operations were not material to consolidated earnings or financial position for the periods presented.

Earnings Per Share. Basic earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued.

Comprehensive Income. On March 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is materially the same as net earnings for all periods presented.

Foreign Currency Translation Adjustments. Financial position and results of operations of the Company's foreign, 70% owned subsidiary were measured using the local currency as the functional currency. Assets and liabilities of this operation were translated at the exchange rates in effect at the balance sheet dates. Income statement accounts were translated at the average exchange rates prevailing during the year. During the year ended February 28, 1998, the Company decided to dispose of its interest in its foreign subsidiary; therefore, the cumulative translation adjustments were reflected in net earnings for that year. Gains and losses that result from foreign currency transactions are included in earnings. Such amounts were not material in any of the years presented.

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


(2)  Inventories
     The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market. At February 28, 1999 and 1998, approximately 75% and 78%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out cost or market. The following table summarizes the components of inventory at the different stages of production: (in thousands)

                                       February 28,    February 28,
                                          1999            1998

     Raw material                        $4,734          $4,640
     Work-in-process                        951           1,065
     Finished goods                       2,848           2,358
                                         ------          ------
                                         $8,533          $8,063
                                         ======          ======



     The excess of current costs over LIFO stated values amounts to approximately $5,093,000 and $5,504,000 at February 28, 1999 and 1998,
respectively.

(3)  Shareholders' Equity
     Following is a summary of transactions in shareholders' equity accounts for the three years ended February 28, 1999 (in thousands, except share amounts):


Fiscal Year Ended February 28

                                                                            Accumulated    Treasury
                                                      Additional              Other          Stock
                                Common Stock          Paid-in    Retained   Comprehensive  (at cost)
                                Shares      Amount    Capital    Earnings     Income         Shares   Amount

Balance February 29, 1996       21,249,860  $53,125     1,040    115,935          (97)    (4,810,389) $(91,808)
 Net earnings                           --       --        --     13,493           --             --        --
 Dividends declared
 ($.615 per share)                      --       --        --    (10,110)          --             --        --
 Foreign currency translation
    adjustment                          --       --        --         --           21             --        --
 Treasury stock purchases               --       --        --         --           --         (1,117)      (13)
                                ----------  -------     -----    -------         ----     ----------  --------
Balance February 28, 1997       21,249,860  $53,125     1,040    119,318          (76)    (4,811,506) $(91,821)
 Net earnings                           --       --        --     10,208           --             --        --
 Dividends declared ($.62 per share)    --       --        --    (10,191)          --             --        --
 Foreign currency translation
    adjustment                          --       --        --         --           76             --        --
 Treasury stock purchases               --       --        --         --           --           (669)       (7)
                                ----------   ------     -----     ------         ----     ----------  --------
Balance February 28, 1998       21,249,860  $53,125     1,040    119,335           --     (4,812,175) $(91,828)
 Net earnings                           --       --        --     14,110           --             --        --
 Dividends declared ($.62 per share)    --       --        --    (10,116)          --             --        --
 Treasury stock issued                  --       --        --     (1,022)          --         115,81     2,155
 Treasury stock purchases               --       --        --         --           --       (300,038)   (3,300)
                                ----------  -------     -----    -------           --     ----------   -------
Balance February 28, 1999       21,249,860  $53,125     1,040    122,307           --     (4,996,397) $(92,973)


In fiscal 1999, the Company adopted a Shareholder Rights Plan, which provides that the holders of the Company's common stock receive one preferred share purchase right (a "Right") for each share of the Company's common stock they own. Each Right entitles the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $10.00 per share, at a purchase price of $27.50 per one one-thousandth of a share, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15% or more of the outstanding shares of common stock of the Company. Under those circumstances, the holders of Rights would be entitled to buy shares of the Company's common stock or stock of an acquiror of the Company at a 50% discount. The Rights expire on November 4, 2008, unless earlier redeemed by the Company.

(4) Earnings Per Share The following table reconciles the numerators and denominators of basic and diluted earnings per share for fiscal years ended 1999, 1998 and 1997: (in thousands, except share amounts)

                      Fiscal Year        Fiscal Year          Fiscal Year
                         Ended               Ended               Ended
                    February 28,         February 28,        February 28,
                         1999                1998                1997
                    ----------------    --------------   ----------------
                   Net                   Net                Net
                  Earnings   Shares   Earnings   Shares   Earnings  Shares

Basic - earnings
  Available for
 common shareholders
 based on weighted
 average common
  shares
 outstanding     $14,110 16,311,772  $10,208 16,437,982 $13,493 16,438,817


Effect of dilutive
 securities -
 stock options        --         --       --         --      --      6,112

Diluted - earnings
 Available for common
 Shareholders plus
 assumed dilution$14,110 16,311,772  $10,208 16,437,982 $13,493 16,444,929


At February 28, 1999 and 1998, 499,962 and 295,837 options were not considered in the diluted earnings per share computation because the exercise price for such options exceeded the average market price of the Company's common stock for these years, and accordingly, the potential effect would be antidilutive.



(5)  Stock Options
     At February 28, 1999, the Company has two incentive stock option plans: the 1998 Option and Restricted Stock plan and the 1991 Incentive Stock Option Plan. The Company has 1,122,712 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five year period.

     The per share weighted-average fair value of options granted during fiscal years ended February 28, 1999, 1998, and 1997 was $1.25, $1.68, and $1.69, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

For the years ended February 28
                                           1999           1998       1997

     Expected dividend yield                6.02%          5.98%        6.15%
     Stock price volatility                22.14%         23.40%        22.00%
     Risk-free interest rate                4.53%          5.70%        6.67%
     Expected option term                 6 years        7 years        7 years

     The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its incentive stock option plans. Had compensation cost for the Company's incentive stock option plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

For the years ended February 28
                                           1999           1998       1997


     Earnings available for common shareholders:
       As reported                       $14,110      $10,208        $13,493
       Pro forma                          14,062       10,169         13,472

     Earnings per share:
       As reported - basic and diluted       .87          .62            .82
       Pro forma -basic and diluted          .86          .62            .82

     Pro forma net earnings reflects only options granted in fiscal years after February 28, 1995 Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to March 1, 1995 is not considered.




     Following is a summary of transactions of incentive stock options during the three fiscal years ended in 1999:


For the years ended February 28                Weighted
                                                Number        Average
                                                  of          Exercise
                                                Shares         Price

       Outstanding at February 29, 1996
        (216,708 shares exercisable)            256,208       $14.13
        Granted                                  92,500        11.10
                                                -------

       Outstanding at February 28, 1997
        (229,396 shares exercisable)            348,708        13.33
        Granted                                  42,500        10.80
        Terminated                              (95,371)       10.32
                                                -------

       Outstanding at February 28, 1998
        (154,522 shares exercisable)            295,837        13.75
        Granted                                 239,750        10.12
        Terminated                              (35,625)       13.10
                                                -------

       Outstanding at February 28, 1999
        (170,774 shares exercisable)            499,962        12.17
                                                =======



     The following table summarizes information about incentive stock options outstanding at February 28, 1999:

                          Options Outstanding              Options Exercisable
                                Weighted
                                 Average
                                Remaining  Weighted               Weighted
                              Contractual   Average               Average
                     Number       Life     Exercise         Number    Exercise
  Exercise Prices  Outstanding (in years)    Price        Exercisable  Price

 $10.06 to $12.00    350,500       9.0       $10.43         21,813     $11.19
   13.81 to 15.63    103,962       2.4        14.93        103,461      14.94
       19.25          45,500       2.8        19.25         45,500      19.25
                     -------                               -------
  $10.06 to 19.25    499,962       7.1      $12.17         170,774     $15.61
                     =======                               =======

(6)  Income Taxes
     The components of the provision for income taxes for fiscal years 1999, 1998 and 1997 are (in thousands):
     For the years ended February 28            1999       1998       1997
     Current:
       Federal                                 $6,785     $5,894    $6,664
       State and local                            936        575       754
     Deferred Federal                             727      (872)       574
                                               ------     ------    ------
     Total provision for income taxes          $8,448     $5,597    $7,992
                                               ======     ======    ======

     Total income taxes paid                   $7,488     $5,218    $9,500
                                               ======     ======    ======

     The following summary reconciles the statutory U. S. Federal income tax rate to the Company's effective tax rate:
     For the years ended February 28            1999       1998       1997

     Statutory rate                             35.0%      35.0%      35.0%
     Provision for state income taxes,
       net of Federal income tax benefit         2.7        2.4        2.3
     Foreign net operating losses                 --       (0.8)       0.3
     ESOP pass-through dividend deduction        (.7)      (1.1)      (0.9)
     Other                                       0.5       (0.1)       0.5
                                                ----       ----       ----
               Effective tax rate               37.5%      35.4%      37.2%
                                                ====       ====       ====

     The Federal and state income tax assets and liabilities are summarized as follows (in thousands):
                                                        February 28,
     For the years ended February 28                  1999       1998
     Current:
      Currently payable                                $86      $137
     Deferred:
      Current asset                                  1,713     2,192
      Noncurrent liability                           2,209     1,962

     The components of deferred income tax assets and liabilities are summarized as follows (in thousands):
                                                        February 28,
     For the years ended February 28                  1999       1998
     Current deferred asset:
      Allowance for doubtful receivables             $ 416      $ 478
      Inventory valuation                              544        499
      Employee compensation and benefits               572        911
      Foreign net operating loss carryforwards          --        228
      Other                                            181        304
                                                     -----      -----
          Subtotal                                   1,713      2,420

      Valuation allowance                               --       (228)
                                                    ------     ------
                                                    $1,713     $2,192
                                                    =======    ======
     Noncurrent deferred liability:
      Depreciation                                  $2,355     $2,015
      Intangibles amortization and impairments      (1,133)    (1,181)
      Prepaid pension cost                             655        796
      Other                                            332        332
                                                    ------     ------
                                                    $2,209     $1,962
                                                    ======     ======

(7)  Employee Benefit Plans
      The Company and certain subsidiaries have a noncontributory defined benefit retirement plan covering substantially all of their employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of ERISA. The cost of the plan and the February 28 balances of plan assets and obligations are shown below:


Pension Expense for fiscal years 1999, 1998 and 1997 included the following components (in thousands):
      For the years ended February 28,             1999     1998      1997
                                                   ----     ----      ----
        Service cost - benefits earned during
          the current period                     $1,761   $1,734    $1,668
        Interest cost on projected benefit
            Obligation                            2,960    2,836     2,800
        Expected return on plan assets           (3,005)  (2,697)   (3,051)
        Net amortization and deferral              (202)    (152)      135
                                                 ------   ------    ------

           Net periodic pension cost             $1,514   $1,721    $1,552
                                                 ======   ======    ======


Assumptions used in accounting for the defined benefit plans for fiscal years 1999, 1998 and 1997 are as follows:

      For the years ended February 28,           1999       1998       1997
                                                 ----       ----       ----

        Weighted average discount rate           7.25%      7.25%      7.50%
        Earnings progression                     4.50%      4.50%      4.50%
        Expected long-term rate of return on
          plan assets                            9.25%      9.25%      9.25%

Assets and obligations for fiscal years 1999 and 1998 are as follows (in thousands):

     For the years ended February 28                  1999       1998
                                                      ----       ----

      Projected benefit obligation
      Beginning of year                            $41,370     $36,877
      Service and Interest cost                      4,928       4,570
      Actuarial (gain)/loss                         (2,146)      2,941
      Benefits paid                                 (4,786)     (3,018)
                                                   -------     -------

      End of year                                   39,366      41,370
                                                   =======     =======

      Fair value of plan assets
      Beginning of year                            $32,255     $28,860
      Company contributions                          2,378       2,269
      Net (gains)/losses                               967       4,114
      Benefits paid                                 (4,786)     (3,018)
                                                   -------      ------

      End of year                                   30,784      32,255
                                                   =======      ======

      Excess of projected benefit
        obligation over plan assets                 (8,582)     (9,145)
      Unrecognized losses and prior service cost    11,709      12,100
      Unrecognized net transition asset being
        recognized over the average
        remaining service life                      (2,131)     (2,823)
                                                   -------     -------


      Prepaid pension cost                         $   996     $   132
                                                   =======     =======



(8)  Acquisitions and Disposal
     During the fiscal year ended February 28, 1998, the Company elected to sell one of its two specialty printing companies. A $3,000,000 charge to earnings before income taxes was recorded in the third quarter of fiscal 1998 to reflect the assets held for disposal at fair value. The assets were subsequently sold in January 1998 for $2,128,000. The charge recorded in the third quarter approximated the loss realized from the sale in the fourth quarter.

     During the third quarter of fiscal year ended February 28, 1999, the Company purchased the assets and business of Forms Manufacturing Inc., a Houston based manufacturer of business forms, for an acquisition cost of $3,435,000. Payment was made with $2,302,000 cash and 115,816 shares of treasury stock valued at $1,133,000. The acquisition was accounted for by the purchase method and the Company recognized the excess amounts allocated to net identifiable assets of the $1,333,000, which is being amortized over 15 years. The proforma effects of this acquisition are immaterial.



(9)  Segment Information

      In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted in the current year. Statement No. 131 requires the reporting of information about operating segments determined by using the "management approach," as opposed to the "industry approach" as was previously required. The Company is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The business forms and printed products segment is comprised of fourteen manufacturing facilities which have been aggregated as they have similar economic characteristics. Management makes its decisions based on this segment as a whole. The Company applies the same accounting measurements as described in Note 1 for each of its segments. All Other includes smaller operating segments and corporate and financing activities.

                                            Business
                                            Forms &
                                            Printed     All   Consolidated
                                            Products   Other     Totals

     Fiscal Year ended February 28, 1999:
     Net Sales                          $144,964,000 $5,958,000 $150,922,000
     Depreciation and amortization         4,534,000    818,000    5,352,000
     Segment earnings before income tax   28,165,000 (5,607,000)  22,558,000
     Segment Assets                       86,040,000  8,295,000   94,335,000
     Capital expenditures                  3,147,000    516,000    3,663,000


     Fiscal Year ended February 28, 1998:
     Net Sales                          $148,324,000 $6,024,000 $154,348,000
     Depreciation and amortization         5,318,000    855,000    6,173,000
     Segment earnings before income tax   20,009,000 (4,204,000)  15,805,000
     Segment Assets                       86,377,000  8,097,000   94,474,000
     Capital expenditures                  9,036,000    540,000    9,576,000


     Fiscal Year ended February 28, 1997:
     Net Sales                          $147,592,000 $6,134,000 $153,726,000
     Depreciation and amortization         4,196,000    739,000    4,935,000
     Segment earnings before income tax   25,744,000 (4,259,000)  21,485,000
     Segment Assets                       86,783,000  8,174,000   94,957,000
     Capital expenditures                 11,545,000  2,030,000   13,575,000





(10) Quarterly Information (Unaudited)
   (In thousands, except per share amounts)

                                                   Quarter Ended
                                     May       August      November   February

     Fiscal year ended February 28, 1999:
       Net sales                  $36,334     $36,904     $38,800     $38,884
       Gross margin                11,522      11,795      11,861      14,361
       Net earnings (note 1)        3,232       3,351       3,280       4,247
       Dividends paid               2,548       2,548       2,501       2,519
       Per share of common stock:
          Basic and diluted net
           earnings                   .20         .20         .20         .27
          Dividends                  .155        .155        .155        .155

     Fiscal year ended February 28, 1998:
       Net sales                  $37,896     $38,309     $40,311     $37,832
       Gross margin                10,876      11,747      12,489      13,899
       Net earnings (note 1)        2,340       2,650       1,131       4,087
       Dividends paid               2,548       2,548       2,548       2,547
       Per share of common stock:
          Basic and diluted
            net earnings              .14         .16         .07         .25
          Dividends                  .155        .155        .155        .155



Notes:  1.   Year-end adjustments related to physical inventory counts and
        LIFO valuation increased net earnings for the fourth quarter of fiscal 1999 by approximately $3,109,000 (19 cents a share) as compared to an increase in net earnings of approximately $1,404,000 (9 cents a share) from comparable adjustments in the fourth quarter of fiscal 1998.

        2. The third quarter of fiscal 1998 includes a decrease in net earnings of approximately $1,994,000 (12 cents a share) due to a charge for the impairment of certain assets held for disposal.

Independent Auditors' Report

The Board of Directors and Shareholders
Ennis Business Forms, Inc.:

     We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries as of February 28, 1999 and 1998, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ennis Business Forms, Inc. and subsidiaries as of February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1999, in conformity with generally accepted accounting principles.




                                            KPMG LLP

Dallas, Texas
April 15, 1999