Form 10-K405, Exhibit 13
period 2000-02-29
ENNIS BUSINESS FORMS INC
filed 2000-05-26
CIK 33002

CONTENTS

 2  LETTER TO SHAREHOLDERS

 6  LOOKING BACK.  MOVING AHEAD.

 8  FORMS SOLUTIONS GROUP

12  PROMOTIONAL SOLUTIONS GROUP

16  INDEPENDENT AUDITORS' REPORT

17  SELECTED FINANCIAL DATA

18  MANAGEMENT'S DISCUSSION AND ANALYSIS

20  TEN-YEAR FINANCIAL REVIEW

22  CONSOLIDATED FINANCIAL STATEMENTS

36  CORPORATE INFORMATION



                          FINANCIAL HIGHLIGHTS


	Annual Summary

                                    Fiscal Year      Fiscal Year
                                       Ended            Ended     Percentage
                                    February 29,     February 28,  Increase
                                       2000             1999      (Decrease)

Net sales                           $166,525,000     $150,922,000    10.3
Earnings before income taxes          24,041,000       22,558,000     6.6
Income taxes                           8,918,000        8,448,000     5.6
Net earnings                          15,123,000       14,110,000     7.2
Dividends                             10,068,000       10,116,000    (0.5)
Per share of common stock:
 Basic and diluted earnings                  .93              .87     6.9
 Dividends                                   .62              .62      -
Weighted average number of shares
 of common stock outstanding          16,249,861       16,311,772    (0.4)

To Our Shareholders:

We enter the millennium with a new Ennis. Based upon the successful accomplishment of our stated goals for both internal and external growth, Ennis is poised to begin the fiscal year with a new organizational structure. The past year was significant in that we attained our goals for internal growth while maintaining the highest profit margins in the industry. In addition, the Company was privileged to reach supply agreements with several large customers, and continued to significantly grow our base of small printers and distributors. These successes will be important in maintaining our volume of forms business in our existing facilities and reinforce our ability to sustain internal growth going forward.

The past year established a record for external growth. We completed the acquisitions of American Forms in San Antonio, Texas, and Adams McClure in Denver, Colorado, in November 1999. American Forms is a producer of traditional business forms. This acquisition solidifies the Company's position in the Texas metropolitan markets. Adams McClure is a point-of-purchase promotional enterprise that establishes the company in a new growth platform. On February 21, 2000, we entered into an agreement to acquire all of the outstanding stock of Northstar Computer Forms, Inc., a Minneapolis-based corporation. Northstar is a leading manufacturer of products for the financial and banking industry. It represents another product line for our growing customer base. The acquisition of Northstar is expected to be completed in June 2000. We believe the successful completion of these acquisitions, along with the maintenance of our core traditional business forms segment will establish the Company at a revenue run rate of $245 million on an annualized basis.

While the growth is exciting for Ennis, the expanded product offering that these compnaies provide is the real opportunity. A brief introduction of their product offering will be included in the following pages.

A risk that is always part of every acquisition is the integration process. An entrepreneurial business can lose its vision and culture if the process is not accomplished with these considerations in mind. To minimize this risk, we are changing the operating structure of our company to allow these different cultures to flourish. The business will be split into three groups for operating purposes. The groups will be the Forms Solutions Group (our traditional products), Promotional Solutions Group (the Adams McClure companies, and Ennis facilites with similar markets) and the Financial Solutions Group (the former Northstar companies).

The integration process for the new groups is already in progress. We are happy to report that the management teams of both Adams McClure and Northstar have agreed to join our new company. The three groups bring a wide array of products and services to our customer base. We have already found numerous cross-selling opportunities between our respective customer bases. An excellent example is our Safeguard Alliance announced in January 2000 with the Forms Solutions Group. While it was intended to provide a broad offering of traditional forms products to the Safeguard distributor base, our new products from the Promotional Solutions Group and Financial Solutions Group have also proven to be of substantial interest to Safeguard.

FISCAL 2000 RESULTS
-------------------

As stated earlier, our goal of revenue growth and continued improved earnings was achieved. The main components of the earnings improvement were a result of the increased revenue streams as well as a concerted cost-reduction effort. The cost-reduction efforts came as a result of favorable negotiations of supplier contracts and the continuing focus on cost improvement programs.

Specifically, for the fiscal 2000 twelve-month period, the Company reported net earnings of $15,123,000 or $.93 per diluted share, compared with net earnings of $14,110,000 or $.87 per diluted share, for the fiscal 1999 year. This is a 7.2% increase over last year. Net sales amounted to $166,525,000 as compared to $150,922,000 for the fiscal 1999 year. This is a 10.3% increase over last year.

FINANCIAL CONDITION
-------------------

Our financial condition remains strong. At February 29, 2000, the ratio of current assets to current liabilities was 4.1 to 1 with minimal long-term debt.

INTERNET AND ELECTRONIC COMMERCE
--------------------------------

Ennis has recognized the importance of the Internet and electronic commerce in its future. We have several projects either completed recently, or in progress. In the past year we enhanced our Internet Web site and added a specific investor relations section. Early in fiscal year 2001 the Company will launch a new business-to-business (B2B) Web site designed to accomodate both its traditional small printer customer base and its large accounts. On an ongoing basis the Company is currently engaged in both EDI and Internet solutions for the purpose of conducting day to day business with several large customers. From an internal standpoint, the Company has developed an electronic communication system which facilitates the conduct of business on a daily basis, and continues a major upgrade of its computer system infrastructure to an Enterprise Resource Planning (ERP) system. Embracing new technological solutions for doing business will continue to be an important part of the Company's growth strategy.

THE FORMS INDUSTRY STATUS
-------------------------

The business forms industry has experienced radical change which began in the early 1990s. The well-documented change agents are internal system integration, growing use of sheet-fed non-impact printers, the rapid embracement of the Internet, Electronic Data Interchange (EDI), cheaper electronic memory and other technology drivers. But there are also positive technology drivers in the forms market. Pre-press automation and digital files have proven to be a major cost saving initiative. Printing equipment is also enjoying better application of electronics to the pressroom environment. The greatest opportuinity may lie in expanding the Company's product offering and customer base. The traditional Ennis customer is now selling these expanded products along with the traditional forms.

The previously discussed Ennis acquisitions are well positioned to take advantage of this trend. A key goal for Ennis this past year was to listen to our customers. We learned much about how our customers see their future. Our customer base does not see forms disappearing in the near future, but they do want additional products with a greater growth rate, and technological solutions to help them serve their customers better. We feel confident that our new offering will meet those needs.

DIVIDEND POLICY
---------------

The Company's dividend policy continues to be an important part of our commitment to rewarding shareholders. The Company paid $.62 a share in fiscal year 2000. We are proud of our 27 years of consecutive dividend payments. At a time when the stock market has been bearish on Old Economy industries, we feel that our dividend provides a safety net that very few companies can provide. With excellent cash flow, the Board of Directors does not anticipate a change in the Company's dividend policy.

FUTURE PLANS
------------

We see the coming year as one of managing opportunities. The growth which is now in place must be integrated in a positive manner. The cross-selling programs between our new operating groups will provide additional opportunities. While acquisition candidates are still available for Ennis, our Board and Management strategy is to first ensure we have a focused and controlled integration of our recent acquisitions and capitalize on these opportunities.

As always, we would like to thank our employees, customers and shareholders for their continued support. Our commitment to increasing shareholder value through profitable growth remains our top priority.



Keith S. Walters
Chairman, CEO and President

Looking Back.  Moving Ahead.
----------------------------

Like a phoenix, Ennis Business Forms, Inc. rose from the ashes of a small-town newspaper fire in 1909. With the vision of just one man, the Company started out with only three tangible assets - a single employee, a hand-operated press and a kitchen table that doubled as an executive desk.

A RICH HISTORY
--------------

Over the past ninety years Ennis has introduced a variety of printed business and promotional products. Beginning with tags to serve the growing needs of the cotton farming industry in North Cental Texas and later introducing sales books. Ennis has moved through the last century with an attitude of innovation and prosperity even during times of economic downturn during the early 1930's.

In 1953 register and multi-part forms were introduced forming the basis of printed forms for the future. With the sixties came coninuous forms, checks and carbonless paper products. Hospital menus and imprinted products were later introduced during the 1970's. From 1980 through 1990 Ennis advanced considerably, adding business supplies and accessories, labels and software compatible forms and checks, which complemented the growing popularity of the personal computer.

The advancement of printing procedures during the 1990's grew by leaps and bounds, making way for Ennis to produce advertising specialties, screen printed products, presentation products, awards and ribbons, commerical printing and Post-it Notes just to name a few.

In November 1999, Ennis acquired the Adams McClure companies. This acquisition enabled Ennis to further diverify its broad product offering with point of purchase displays, packaging, promotional banners and other complex displays.

In its latest advance forward in February 2000, Ennis entered into an agreement to acquire Northstar Compter Forms, Inc., a leading manufacturer of products for the financial and banking industry.

YESTERDAY, TODAY AND TOMORROW
-----------------------------

From this amazing "ashes to riches" story, Ennis has emerged as one of the largest private label manufacturers of printed business and promotional products. Today, 24 manufacturing facilities in 12 states comprise the complete product distribution network in the United States, offering unmatched national coverage to complement its diverse product offering.

As a wholesale manufacturer, Ennis with assistance from an ever-growing number of distributors is able to research, develop and manufacture products to keep up with the demands of the changing market. Through quality products, Ennis aids its distributor's position in the marketplace with a reputation for dependability, quality products and exemplary service.

Combining Old World craftsmanship with the latest in technology, equipment, efficiency and service is the foundation from which Ennis has gained its reputation. The range of the Company's line of products is constantly broadening - thanks to vigorous research efforts to improve products, and anticipate the need for new applications.

With this broadening Ennis recently announced changes to the operating structure with the formation of distinct groups to concentrate on the Company's historical strengths, while moving toward more aggressively growing markets.

Today, the business units of Paso Robles, CA; Moultrie, GA; DeWitt, IA, Fort Scott, KS; Coshocton, OH; Portland, OR; Knoxville, TN; Ennis, TX; Houston, TX; San Antonio, TX; Chatham, VA and Connolly Tool & Die comprise the Forms Solutions Group.

The companies of Adams McClure and three other business units; Admore, (presentation products); Louisville (multi-color printing and graphics); and Wolfe City Tag & Label (flexographic printing, advertising specialties and Post-it Notes) have formed into the Promotional Solutions Group.

Upon completion of the acquisition of Northstar Computer Forms, Inc., this company will be known as Ennis' Financial Solutions Group. The operating locations for this new group will include Brooklyn Park, MN; Nevada, IA; Roseville, MN; Bridgewater, VA; Milwaukee, WI and Golden, CO.

The Company's dramatic rise to national prominence in this industry is a meaningful story. It parallels in many ways the legend of those remarkable giants of the last century; men of vision and determination who carved a livelihood out of the wilderness and raw materials that become America. Moving forward Ennis will continue to be historically grounded with it rich history, while pursuing the aggressively growing markets of the future.

Forms Solutions Group
---------------------

A store owner stands behind the counter and writes a receipt for one of his customers using an autographic register. An accountant uses a typewriter to complete hundreds of tax forms. The industrial revolution and the increase in the U.S. population in the latter half of the nineteenth century spawned the growth for business forms and the need for better business records.

From Ennis' early beginning in 1909 from printing tags to serve the growing needs of the cotton farming industry to the addition of sales books and software compatible forms, the Company has moved through the last century with an attitude of innovation and prosperity. Today, across the country over 48,000 distributors depend on Ennis to provide a complete line of printed business products for the wholesale market.

Distributor demand for this broad range of products to support their evolving customer needs has led to a natural transition into three distinct product groups. The focus of these three groups is to provide added solutions for current customers, while positioning Ennis for growth through unexplored distribution channels. Ennis' traditional product segment, now known as the Forms Solutions Group provides the stable financial base for future growth opportunities in the new groups.

Effective in March 2000, twelve of Ennis' 24 manufacturing facilities throughout the United States formulate Ennis' newly established Forms Solutions Group. The unmatched geographic coverage of the group's manufacturing facilities allows service to its national network of distributors through highly proficient, regional customer sales centers. Diverse in its product line offering, the group markets, manufactures and distributes a complete line of stock, imprinted and customized printed business products.

OVERVIEW
--------

Today, forms and other related printed business products are part of an $8 billion industry. The Forms Solutions Group as it is known today, actively engages in marketing and sales initiatives to strengthen and grow its market share. Although changes in computer related technologies are having an effect on traditional printed business products, the same technology is also creating the need for enhanced products and new channels of distribution.

CHANNELS OF DISTRIBUTION
------------------------

Operating under the solutions-based business model, partnerships with major customer segments and strategic alliances with vendors have become an important element in the growth of the Forms Solutions Group. Focusing on partnerships with four of the primary customer segments (1) Direct Manufacturers; (2) Professional Distributorships; (3) Independent Printers; and (4) Franchises enables increased sales growth opportunities. In addition, strategic alliances with key vendors allow Ennis and its customers to capitalize on opportunities in competitive markets. A strong financial base, vendor support, customer partnerships, strategic locations and diverse products create a strong and secure market driven supply chain.

The Forms Solutions Group also recognizes the distinctly different markets and entrepreneurial elements existing in the metropolitan, urban and rural areas of the country. The needs of each of these customer segments are often very unique, requiring solutions that are both creative and cost effective. The group's pursuit of metropolitan markets is evident in the recent acquisitions of Forms Manufacturing, Inc. in Houston, TX and American Forms, Inc. in San Antonio, TX. Both companies were acquired to capitalize on the opportunities within these metropolitan markets. Specific programs and resources are tailored and focused in these areas to increase sales growth and market share. In essence, it is the vision of the Forms Solutions Group to be the printed business products industry leader by building relationships based on superior performance through multiple distribution channels.

IMPROVEMENT STRATEGIES
----------------------

In a market driven supply chain, process improvement and cost reductions are also key drivers for success. The Forms Solutions Group has added to its team an engineering department, whose direction is aimed at process improvement and cost reduction company-wide. These improvements and reductions provide the ability to ensure market competitiveness and price point advantage required by today's distributor. Internal planning, production control data, and forecasting are also constantly updated to monitor conditions, which might impact the overall cost of products.

In addition, the continued implementation of the Enterprise Resource Planning
(ERP) system over the next year at each of the 12 manufacturing locations facilitates plans for distributor-focused initiatives. This system will assist internally with production and sales information and provide account management data for use with individual distributors.

This unique system allows the ability to closely monitor the buying habits of distributors and provide reporting information to further increase market share on a local, regional and national level. The capability to integrate information on a nation-wide basis, from 12 manufacturing facilities enhances the Forms Solutions Groups ability to target marketing, advertising and sales initiatives on a one-to-one basis.

NEW MARKETING CHANNEL
---------------------

The technological and interactive approach of the group is most notably recognized in its position to launch Ennis' Online Stores via ennis.com in the very near term. The Online Stores will feature over 1,200 stock, imprinted and fully customizable printed business products available for order via an interactive programming environment. Business Forms & Supplies, personalized Post-it Notes and Software Compatible Forms & Checks are among the first of Ennis' product lines to be introduced into the online store environment on the Internet.

As additional stores are launched, the group will be poised to capture the growing popularity of the business-to-business (B2B) selling environment via the Internet. Focusing resources toward the e-commerce arena allows the group to provide and apply value-added assistance in online initiatives. Online Stores allow electronic viewing of products, pricing and other related information as well as provide order status and ease of reorders via the Internet. These resources provide the means for transactional buying and distribution efficiencies between the Ennis manufacturing location and the distributor. The Internet and electronic commerce strategies formulated by the Forms Solutions Group is intended to accommodate both its traditional small printer accounts as well as its larger accounts. Moving forward the group will continue to monitor and embrace new technological solutions as it relates to ease of doing business in the changing marketplace.

The Forms Solutions Group has emerged as one of the largest wholesale manufacturers of a complete line of products. With the assistance of an ever-growing number of distributors, the group is well positioned to provide a solid financial foundation as the Company moves into the 21st century. Long known for its high standard of quality and commitment to customer satisfaction, the Forms Solutions Group will stand as the solid foundation for Ennis as it supports the aggressively growing Promotional and Financial Solutions Group.

While the use of autographic register machines for writing receipts in the early 1930's is no longer widely used, other forms of printed business products are still necessary. Innovation and changes in process and products have and will continue in the future. The Forms Solutions Group is committed to provide these needed solutions.

Promotional Solutions Group
---------------------------


An intricately carved wooden Indian stands just inside the enterance to the cigar store. A well-dressed young man parades down Fifth Avenue wearing a sandwich board advertising a sale at the local department store. And a mercury thermometer, mounted on a yard-wide, stamped-metal replica of a Pepsi Cola bottle cap, hangs next to the screen door of the rural general store.

Throughout America's mercantile history, manufacturers and retailers have made use of an ever-increasing variety of merchandising tools to draw a growing number of buyers to their products and services.

Today, using a diversity of materials and complex processes, merchandisers fill stores, storefronts, sidewalks and shopping malls with an incredible array of colorful promotional materials. They spend more than $8 billion a year on consumer and business promotional solutions...and the market is growing by almost 22% annually.

But as the number of brand-name products and the outlets that sell them multiplies, so does the complexity of the promotional solutions needed to sell those products.

Adams McClure was formed in 1994 to assist merchandisers with the creation, production and implementation of complex promotional programs. As companies (and their advertising agencies) struggled with managing the challenge of providing creative services, structural design expertise, production supervision, acquisition of raw materials, multiple printing options, finishing, assembly and fulfillment services, Adams McClure grew into a group of companies that could manage it all.

The affiliation of Adams McClure with Apex Die & Box Co., Magicolor Grahics 2000, Advertising Display Co. and National Repack Distribution Services created an entity that could offer a merchandiser assistance with every step of the promotion process from design of product packaging to store delivery of a promotional banner. The Adams McClure companies simplified problems faced by marketers who had previously relied on multiple vendors: consistency of imaging when using differnt printing methods, technical expertise in a diversity of production methods and coordination of ever-tightening production schedules.

"On time, every time," became the Adams McClure service promise to The Integer Group, a major promotional advertising agency that was seeking a solution for one of its accounts in 1996.

Materials crated by The Integer Group were assembled and shipped monthly in 5500 promotional kits to 7-Eleven convenience stores and offices nationwide. Each kit contained as many as 200 different merchandising items, and 70% of the kits were unique and different from one another. The Integer Group saw that 7-Eleven was plagued by delivery delays and an error rate that at times approached 10%.

ADAMS MCCLURE PROVIDED AN "ON-TIME, EVERY TIME" SOLUTION.
---------------------------------------------------------

The Adams McClure soltuion consisted of reengineering the structural design of the kit itself to prevent damage and speed delivery; organizing the assembly process to assure total quality control; and, eventually, producing all the promotional elements in-house to guarantee consistency and on-time delivery.

Today, the average error rate on fulfillment is less than 1%, and in four years managing the project Adams McClure has never missed an Integer Group/ 7-Eleven deadline. Revenue from this single account has grown more than 14 times its initial level.

The same full-service, integrated-capabilities approach that Adams McClure demonstrated to 7-Eleven and The Integer Group established its credibility with other companies and their advertising agencies. Coors Brewing Company, BP-Amoco Oil Company, Burger King Corporation, Delphi Automotive Systems, Walt Disney Company, Dr Pepper/7-Up, Inc., General Motors Corporation, Labatt U.S.A., Marriott International, Inc., Pepsi-Cola Company and Sonic Industries found they could count on Adams McClure for their promotional and presentation requirements.

Adams McClure revenues continued to grow, and in the first five years the companies enjoyed an average external revenue growth rate of 35%.

Ennis Business Forms, Inc., acquired the Adams McClure companies in November, 1999. Today, the companies have joined with three other Ennis business units: Admore (presentation products); Louisville (multi-color printing and graphics); and Wolfe City Tag & Label (flexographic printing, advertising specialties and Post-it Notes) to form the Promotional Solutions Group.

Together, the elements of this group (a.) possess more than 250 years of industry intelligence in the production of promotional materials; (b.) are equipped with state-of-the-art equipment and the technical knowledge to use it; (c.) have earned credibility and respect in the marketplace; and (d.) enjoy the financial resources necessary to exploit growth opportunities.

In the near future, the Promotional Solutions Group will use the same full-service, integrated-capabilities approach in order to increase its share of the $8 billion business and consumer promotions market. We will be the industry's premier single-source specialist in the design, production and distribution of printed and electronic promotional media.

The group will continue to exhibit its design-to-distribution promotion management system to major manufacturers, retailers and their advertising agencies, adding to its blue-chip customer base. The added capabilities of the group will provide continuing growth within the existing Adams McClure customer base.

A marketing effort aimed at Admore's unique customer base of 20,000 advertising agencies, graphic design firms and promotion companies provides the opportunity to expand sales of such promotional products as folding cartons, banners, static clings, translights, hospitality products, posters and more. The group plans to add at least one major Adams McClure product to the Admore line each quarter.

The Promotional Solutions Group has begun test-marketing unique products, product groups and services to major Ennis distributors and other distributor groups. The Promotional Solutions Group will continue testing to determine the most effective way to channel selected Adams McClure products and services to traditional Ennis resellers.

The Internet is a key element of twenty-first century merchandising, and the Promotional Solutions Group will continue to meet and expand upon customer demand for online ordering and promotional services. Wolfe City Tag & Label and Louisville have developed and continue to develop online sales of custom Post-it Notes, labels, four-color business cards, postcards and other four-color process printing. (During the last 12 months, the two business units have seen their online order count increase from 50 to 1700 daily.) Equipped with electronic pre-press equipment, digital direct-to-plate, digital printing presses, automated order entry systems, and automated billing, the Promotional Solutions Group is poised for additional growth in this rapidly-expanding business segment.

It's unlikely that any customer this year will ask the group to carve a wooden cigar store Indian or to construct walk-around sandwich boards. But it's a certainty that the promotional solutions created and sold by this group of companies will be every bit as innovative and effective as those two items were in their day.

INDEPENDENT AUDITORS' REPORT
----------------------------

The Board of Directors and Shareholders
Ennis Business Forms, Inc.:


We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries as of February 29, 2000 and February 28, 1999, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended Februry 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ennis Business Forms, Inc. and subsidiaries as of February 29, 2000 and February 28, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended February 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                 KPMG LLP

Dallas, Texas
April 13, 2000

SELECTED FINANCIAL DATA
-----------------------

Years ended February 28 or 29      2000     1999     1998     1997     1996
(In thousands, except per share amounts)

Net sales                        $166,525 $150,922 $154,348 $153,726 $142,134
Net earnings                       15,123   14,110   10,208   13,493   18,617
Net earnings per basic and diluted
 share of common stock               0.93     0.87     0.62     0.82     1.13
Total assets                      102,934   94,335   94,474   94,957   93,662
Long-term debt                        462        7      206      195      280
Cash dividends per share
 of common stock                     .620     .620     .620     .615     .595

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
The Company has maintained a strong financial position with working capital at February 29, 2000 of $32,780,000, a decrease of 26.0% from the beginning of the year, and a current ratio of 4.1 to 1. The decrease is due to the $17,319,000 cash requirement for the acquisitions of Adams McClure L.P. and American Forms, Inc. The Company has $2,037,000 in cash and equivalents, $1,438,000 in short term investments, $7,565,000 in long term investments and $462,000 in long-term debt, less current installments. The Company's anticipated $42,000,000 acquisition of Northstar Computer Forms, Inc. is expected to be financed with long-term debt. The Company expects to generate sufficient cash flow to more than cover its operating and other capital requirements for the foreseeable future.

ACCOUNTING STANDARDS
--------------------
Statement of Financial Accounting Standards ("SFAS") No. 133,
Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of SFAS No. 133 are effective for financial statements for fiscal years beginning after June 15, 2000, although early adoption is allowed. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.


RESULTS OF OPERATIONS
2000 AS COMPARED TO 1999
------------------------
Net sales in 2000 increased 10.3% from 1999. The increase was attributable to revenue from the Company's newly acquired businesses and increases from the Company's business forms product segment.
Our newly acquired platform of Adams McClure, now part of our Promotional Solutions Group effective March 1, 2000, accounted for 5.4% of the increase. Our newly acquired businesses in the business forms product segment, now the Forms Solutions Group accounted for 3.8%. The Company continues to believe there are growth opportunities in many of its product lines. The gross profit margin decreased from 32.8% in fiscal 1999 to 31.7% in fiscal 2000. The following items contributed to the decrease in profit margins: increased labor costs in the business forms product segment, the effect of the acquisition of Adams McClure, as this business has lower profit margins than the business forms product segment, and to adverse operating results from the Tool & Die segment in the first quarter. A reduction of inventory quantities during the fiscal year (see Note 3 to the consolidated financial statements) resulted in a LIFO inventory decrement of $1,222,000 which had a positive impact on gross margins. Selling, general and administrative expenses increased 9.8% during fiscal 2000 as compared to 1999. The increase was attributable to the acquisition of the Houston, Texas business forms operating unit in November 1998, the acquisitions of American Forms, Inc. and Adams McClure in November 1999 and to a pre-tax charge of $611,000 (included in selling, general and administrative expenses) resulting from the impairment of intangible assets relating to the Company's InstaColor product line which occurred in the second fiscal quarter of 2000. Investment and other income increased in 2000 primarily as the result of a pre-tax gain of $1,182,000 from the sale of rental property in Boulder City, Nevada. Earnings per basic and diluted share trended in the same manner as net earnings. The Company's effective Federal and state income tax rate for 2000 was 37.1%, as compared to 1999's effective rate of 37.5%. The primary reason for the decrease is due to the recognition of tax benefits related to the charitable contribution of one of the Company's office buildings.

1999 AS COMPARED TO 1998
------------------------
Net sales in 1999 decreased 2.2% from 1998. Excluding the net sales of operations which were sold in 1998, net sales increased slightly. The increase was primarily the result of revenues contributed by FMI, Inc., the Houston, Texas based business forms operation purchased in November 1998. As a result of achieving some success in its strategy to grow through partnering arrangements (described in the Revenue Growth section below), volume in traditional forms product categories increased in 1999. The Company's pricing strategy for 1999 was to maintain or decrease selling prices in order to remain competitive in the ever increasing consolidation of the business forms market. This goal served to minimize overall revenue growth; however, since the Company was able to increase unit volume while improving margins, the Company's belief is the goal of this strategy was met. Gross margins improved 3% in 1999 over 1998, primarily a result of decreases in raw material prices during the year. Selling, general and administrative expenses decreased 9.8% from 1998 to 1999 as a result of the elimination of the Company's field selling function in June 1998, and the sale of Heath Printer, Inc. in 1998, partially offset by the acquisition of FMI, Inc. Investment income increased in 1999 due to the availability of a larger amount of funds available for investment during the year. Earnings per basic and diluted common share trended in the same manner as net earnings. The Company's effective Federal and state income tax rate for 1999 was 37.5%, as compared to 1998's effective rate of 35.4%. The primary reason for the increase is due to the recognition in 1998 of $168,000 of tax benefits associated with foreign net operating losses.

REVENUE GROWTH
--------------
The Company continues to be confident of its strategy to achieve revenue growth through acquisitions and partnering arrangements with trade distributors and manufacturers. The Company continues its partnering contracts with various customers and has added new agreements with two major customers. As noted above, the Company's acquisition strategy has returned favorable revenue growth with its acquisitions of Adams McClure, American Forms, Inc., and our Houston, Texas business forms operating unit. On February 21, 2000, the Company entered into an agreement to acquire Northstar Computer Forms, Inc. The Company expects to complete the acquisition in June 2000. The Company believes the successful completion of this acquisition along with the maintenance of our core traditional forms segment will establish the Company at a revenue run rate of $245,000,000 on an annualized basis.



YEAR 2000 ISSUES
----------------
The Year 2000 began without any major disruptions in the Company's operations, and the Company does not expect any material disruptions as a result of any controllable factors relating to the Year 2000.

MARKET RISK
-----------
The Company does not have significant market risk exposure since it does not have any outstanding variable rate debt or derivative financial and commodity instruments as of February 29, 2000.




Management's letter to shareholders, operations overview and discussion and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market for traditional forms products, variability in the prices of paper and other raw materials, and competitive conditions associated with the Company's products. Because of such uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements which speak only as of April 13, 2000.

TEN-YEAR FINANCIAL REVIEW
-------------------------
(In thousands, except per share and per dollar of sales amounts)

Fiscal Years            2000     1999     1998     1997     1996     1995     1994     1993     1992     1991

Net sales from
 continuing operations  $166,525 $150,922 $154,345 $153,726 $142,134 $140,097 $132,945 $129,279 $131,810 $120,159

Earnings from continuing
 operations before income
 taxes                    24,041   22,558   15,805   21,485   30,104   32,041   31,039   32,276   32,303   32,225

Federal and state income
 taxes                     8,918    8,448    5,597    7,992   11,487   12,025   11,582   11,584   11,536   11,489

Earnings from continuing
 operations               15,123   14,110   10,208   13,493   18,617   20,016   19,457   21,252   21,216   21,100

  Per dollar of sales       .091     .093     .066     .088     .131     .143     .146     .160     .158     .173

  Basic and diluted per
   common share              .93      .87      .62      .82     1.13     1.22     1.16     1.18     1.14     1.10

Net earnings              15,123   14,110   10,208   13,493   18,617   20,016   19,457   21,252   21,216   21,100

  Basic and diluted per
   common share              .93      .87      .62      .82     1.13     1.22     1.16     1.21     1.16     1.12

Dividends                 10,068   10,116   10,191   10,110    9,782    9,453    9,270    9,400    9,310    8,810

  Per share                  .62      .62      .62     .615     .595     .575     .555     .535      .51      .47

Shareholders' equity      88,267   83,499   81,672   81,586   78,195   69,338   58,897   60,565   66,485   55,830

  Per share                 5.44     5.12     4.97     4.96     4.76     4.22     3.52     3.52     3.65     3.05

Current assets            43,305   52,676   53,660   52,627   67,544   59,265   48,519   48,928   51,035   50,927

Current liabilities       10,525    8,367   10,396   10,307   13,054   12,976   12,548   12,087    9,631   10,203

Net working capital       32,780   44,309   43,264   42,320   54,490   46,289   35,971   36,841   41,404   40,724

Ratio of current asset
 to current liabilities    4.1:1    6.3:1    5.2:1    5.1:1    5.2:1    4.6:1    3.9:1    4.0:1    5.3:1    5.0:1

Depreciation of plant
 and equipment             5,394    4,941    5,634    4,475    3,553    3,499    3,805    4,086    4,368    3,694

Additions to plant
 and equipement            2,988    3,663    9,576   13,575    6,106    4,010    2,215    1,315    2,484    3,684



                               Pages 20 & 21


CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------
(In thousands, except per share amounts)


For the years ended February 28 or 29        2000         1999         1998

Net sales                                  $166,525     $150,922     $154,348
Costs and expenses:
  Cost of sales                             113,740      101,383      105,337
  Selling, general and
    administrative expenses                  30,856       28,104       31,162
  Loss on disposal of Heath Printers, Inc.       --           --        3,000
                                            -------      -------      -------
                                            144,596      129,487      139,499
                                            -------      -------      -------
  Earnings from operations                   21,929       21,435       14,849
Other income (expense):
  Investment income                           1,150        1,376        1,048
  Interest expense                              (40)         (57)         (60)
  Other, principally gain on sale of assets
    in 2000                                   1,002         (196)         (32)
                                            -------      -------      -------
                                              2,112        1,123          956
                                            -------      -------      -------
  Earnings before income taxes               24,041       22,558       15,805
Provision for income taxes                    8,918        8,448        5,597
                                            -------      -------      -------
  Net earnings                             $ 15,123     $ 14,110     $ 10,208
                                            =======      =======      =======

Net earnings per basic and diluted
  share of common stock                    $    .93     $    .87     $    .62
                                            =======      =======      =======

Weighted average number of
  common shares outstanding              16,249,861   16,311,772   16,437,982



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------
(In thousands)

For the years ended February 28 or 29              2000     1999     1998

Cash flows from operating activities:
  Net earnings                                   $ 15,123 $ 14,110 $ 10,208
  Adjustments to reconcile net earnings to
   net cash provided by operating activities:
      Depreciation and amortization                 5,874    5,352    6,173
      Loss on impairment of long-lived assets         611       --       --
      (Gain) loss on the sale of equipment         (1,234)      30      325
      Deferred income taxes                         1,721      727     (872)
      Pension plan expense                           (181)    (864)    (548)
      Loss on disposal of Heath Printers, Inc.         --       --    3,000
      Other                                            97       13      230
      Changes in operating assets and liabilities:
        Receivables                                (4,620)     184      320
        Inventories                                   573     (247)   2,329
        Other current assets
         (net of deferred taxes)                      574     (304)     552
        Accounts payable and accrued expenses       1,935   (1,847)    (140)
        Federal and state income taxes               (396)     (51)     137
                                                  -------  -------  -------
          Net cash provided by
           operating activities                    20,077   17,103   21,714
                                                  -------  -------  -------

Cash flows from investing activities:
  Capital expenditures                             (2,988)  (3,663)  (9,576)
  Purchase of operating assets                    (17,319)  (2,302)      --
  Proceeds from disposal of property                1,971      468       21
  Purchase of investment securities                (9,003)      --       --
  Proceeds from sale of Heath Printers, Inc.           --       --    2,128
                                                  -------  -------  -------
          Net cash used in
           investing activities                   (27,339)  (5,497)  (7.427)
                                                  -------  -------  -------

Cash flows from financing activities:
  Dividends                                       (10,068) (10,116) (10,191)
  Purchase of treasury stock                       (1,537)  (3,300)      (7)
  Other                                               213     (199)     117
                                                  -------  -------  -------
          Net cash used in
          financing activities                    (11,392) (13,615) (10,081)
                                                  -------  -------  -------

Net change in cash and cash equivalents           (18,654)  (2,009)   4,206
Cash and cash equivalents at beginning of year     20,691   22,700   18,494
                                                  -------  -------  -------
Cash and cash equivalents at end of year         $  2,037 $ 20,691 $ 22,700
                                                  =======  =======  =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
---------------------------
(In thousands, except share and per share amounts)


As of February 28 or 29                               2000       1999

Assets
------
Current assets:
  Cash and cash equivalents                         $  2,037   $ 20,691
  Investment securities                                1,438         --
  Receivables, principally trade, less allowance
   for doubtful receivables of $1,263 in 2000 and
   $1.202 in 1999                                     26,015     18,720
  Inventories, at lower of cost (principally
   last-in, first-out) or market                       9,890      8,533
  Unbilled contract revenues                           2,058      3,367
  Other current assets                                 1,867      1,365
                                                     -------    -------
    Total current assets                              43,305     52,676
                                                     -------    -------
Investment securities                                  7,565         --

Property, plant and equipment, at cost:
  Plant machinery and equipment                       75,326     65,389
  Land and buildings                                  17,811     17,926
  Other                                               11,192      8,870
                                                     -------    -------
                                                     104,329     92,185
  Less accumulated depreciation                       62,601     58,274
                                                     -------    -------
    Net property, plant and equipment                 41,728     33,911
                                                     -------    -------
Cost of purchased businesses in excess of
 amounts allocated to net identifiable assets, net     8,680      5,731

Other assets and deferred charges                      1,656      2,017
                                                     -------    -------
                                                    $102,934   $ 94,335
                                                     =======    =======

Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
  Current installments of long-term debt            $    302   $    199
  Accounts payable                                     5,380      4,107
  Accrued expenses:
  Employee compensation and benefits                   3,862      3,336
  Taxes other than income                                762        526
  Other                                                  219        113
  Federal and state income taxes payable                  --         86
                                                     -------    -------
    Total current liabilities                         10,525      8,367
                                                     -------    -------
Long-term debt, less current installments                462          7
Deferred credits, principally Federal income taxes     3,680      2,462

Shareholders' equity:
  Serica A junior participating preferred stock of
   $10 par value.  Authorized 1,000,000 shares;
   none issued                                            --         --
  Common stock of $2.50 par value.  Authorized
   40,000,000 shares; issued 21,249,860 shares        53,125     53,125
  Additional paid in capital                           1,040      1,040
  Retained earnings                                  125,980    122,307
                                                     -------    -------
                                                     180,145    176,472
  Less cost of 5,058,048 shares in 2000 and
   4,996,397 shares in 1999 of common stock
   in treasury                                        91,878     92,973
                                                     -------    -------
    Total shareholders' equity                        88,267     83,499
				                                                 -------    -------
                                                    $102,934   $ 94,335
                                                     =======    =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND GENERAL MATTERS
------------------------------------------------------------

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, at February 28 or 29, 2000 and 1999, were $1,874,000 and $22,116,000, respectively. All such investments (consisting of Eurodollar deposits of U.S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents. Such investments exceed total cash and cash equivalents at February 28, 1999 due to outstanding checks issued in the normal course of business.

Investment Securities. Investment securities at February 29, 2000 consist of U.S. Treasury Notes. The Company has the ability and intent to hold these securities until maturity; therefore, they are classified as held-to-maturity and are reflected at amortized cost in the accompanying consolidated financial statements.

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

Intangible Assets. The excess of cost over amounts assigned to net identifiable assets of purchased subsidiaries is amortized on the straight-line basis over periods from 15 to 40 years. Other acquired intangibles are principally non-compete agreements and are being amortized on the straight line basis over 5 years. At February 28 or 29, 2000 and 1999, accumulated amortization of intangible assets amounted to $1,802,000 and $1,651,000, respectively.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In the second quarter of the fiscal year ended February 29, 2000, the Company charged to expense $611,000 resulting from the impairment of intangible assets relating to the Company's InstaColor product line. In the third quarter of the fiscal year ended February 28, 1998, the Company charged to expense $3,000,000 of tangible and intangible assets to be disposed of. The residual value of the assets held for disposal approximated the amount realized upon the actual sale of the assets in the fourth quarter of fiscal 1998.

Fair Value. The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value because of the short maturity of these instruments. See also Note 2.

Revenue Recognition. Revenue is recognized upon shipment of all printed products. Revenue from fixed contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog which typically ranges from three to twelve months. Advertising expense was approximately $2,014,000, $2,310,000, and $2,741,000 during the years ended February 28 or 29, 2000, 1999, and 1998, respectively.
Included in advertising expense is amortization related to direct response advertising of $976,000, $1,169,000 and $1,202,000 for the years ended February 28 or 29, 2000, 1999, and 1998, respectively. Unamortized direct response advertising costs included in other current assets at February 28 or 29, 2000 and 1999 were $590,000 and $533,000, respectively.

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

Credit Risk. The Company's financial instruments which are exposed to credit risk consist of its trade receivables and investment securities. The trade receivables are geographically dispersed primarily within the continental United States and the investment securities are generally restricted to investment grade commercial paper, Eurodollar deposits of U.S. banks, and U.S. Government obligations.

Nature of Operations. The Company is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The Company's Mexico operations were not material to consolidated earnings or financial position for the periods presented.

Earnings Per Share. Basic earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. At February 28 or 29, 2000, 1999 and 1998, 611,750; 499,962 and 295,837 options were not included in the diluted earnings per share computation because their inclusion would be antidilutive. There is no difference in the denominator used for basic and diluted earnings per share for all periods presented.

Comprehensive Income. Comprehensive income is materially the same as net earnings for all periods presented.

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


NOTE 2 - INVESTMENT SECURITIES
------------------------------

Amortized cost and estimated fair value of investment securities classified as held-to-maturity were as follows at February 29, 2000 (in thousands):

                                                    GROSS
                                                  UNREALIZED
                                       AMORTIZED   HOLDING     ESTIMATED
                                         COST       LOSSES    FAIR VALUE
 Investment securities:
  Due in less than one year             $1,438       $ 7        $1,431
  Due in one to two years                7,565        75         7,490
                                         -----        --         -----
 Total investment securities            $9,003       $82        $8,921
                                         =====        ==         =====


NOTE 3 - INVENTORIES
--------------------

The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market. At February 28 or 29, 2000 and 1999, approximately 81% and 71%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out cost or market. The following table summarizes the components of inventory at the different stages of production (in thousands):

  FEBRUARY 28 OR 29                       2000       1999

     Raw material                        $5,592     $4,734
     Work-in-process                      1,480        951
     Finished goods                       2,818      2,848
                                          -----      -----
                                         $9,890     $8,533
                                          =====      =====

The excess of current costs over LIFO stated values was approximately $4,033,000 and $5,093,000 at February 29, 2000 and February 28, 1999,
respectively.

During the year ended February 29, 2000, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal year 2000 purchases, the effect of which decreased cost of sales by approximately $1,222,000 and increased net earnings by approximately $768,000 ($0.05 per share). There were no significant liquidations of LIFO inventories during the years ended February 28, 1999 and 1998.

NOTE 4 - SHAREHOLDERS' EQUITY
-----------------------------

Following is a summary of transactions in shareholders' equity accounts for the three years ended February 29, 2000 (in thousands, except share amounts):


                                                                    Accumulated
                               Common Stock    Additional              Other        Treasury Stock
                           -------------------   Paid-in  Retained Comprehensive ---------------------
                           Shares     Amount     Capital  Earnings    Income     Shares      Amount

Balance February 28, 1997  21,249,860  $53,125   $1,040   $119,318     $(76)     (4,811,506) $(91,821)
 Net earnings                      --       --       --     10,208       --              --        --
 Dividends declared
  ($.62 per share)                 --       --       --    (10,191)      --              --        --
 Foreign currency
  translation adjustment           --       --       --         --       76              --        --
 Treasury stock purchases          --       --       --         --       --            (669)       (7)
                           ----------   ------    -----    -------       --      ----------   -------
Balance February 28, 1998  21,249,860  $53,125   $1,040   $119,335       --      (4,812,175) $(91,828)
 Net earnings                      --       --       --     14,110       --              --        --
 Dividends declared
  ($.62 per share)                 --       --       --    (10,116)      --              --        --
 Treasury stock issued             --       --       --     (1,022)      --         115,816     2,155
 Treasury stock purchases          --       --       --         --       --        (300,038)   (3,300)
                           ----------   ------    -----    -------       --      ----------    ------
Balance February 28, 1999  21,249,860  $53,125   $1,040   $122,307       --      (4,996,397) $(92,973)
 Net earnings                      --       --       --     15,123       --              --        --
 Dividends declared
  ($.62 per share)                 --       --       --    (10,068)      --              --        --
 Treasury stock issued             --       --       --     (1,382)      --         138,599     2,632
 Treasury stock purchases          --       --       --         --       --        (200,250)   (1,537)
                           ----------   ------    -----    -------       --      ----------   -------
Balance February 29, 2000  21,249,860  $53,125   $1,040   $125,980       --      (5,058,048) $(91,878)


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

NOTE 5 - STOCK OPTIONS
----------------------

At February 29, 2000, the Company has two incentive stock option plans:
the 1998 Option and Restricted Stock Plan and the 1991 Incentive Stock Option Plan. The Company has 1,060,000 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five year period.

The per share weighted-average fair value of options granted during fiscal years ended February 28 or 29, 2000, 1999, and 1998, was $0.73, $1.25, and
$1.68, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

 For the years ended February 28 or 29         2000     1999     1998

 Expected dividend yield                       8.90%    6.02%    5.98%
 Stock price volatility                       22.15%   22.14%   23.40%
 Risk-free interest rate                       5.25%    4.53%    5.70%
 Expected option term                         6 years  6 years  7 years

The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its incentive stock option plans. Had compensation cost for the Company's incentive stock option plans been determined consistent with Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

 For the years ended February 28 or 29           2000     1999     1998

  Net earnings:
    As reported                                $15,123  $14,110  $10,208
    Pro forma                                   15,006   14,062   10,169

  Earnings per share:
    As reported - basic and diluted                .93      .87      .62
    Pro forma - basic and diluted                  .92      .86      .62

Following is a summary of transactions of incentive stock options during the three fiscal years ended in 2000:


For the years ended February 28 or 29
                                                            WEIGHTED AVERAGE
                                          NUMBER OF SHARES   EXERCISE PRICE

  Outstanding at February 28, 1997
   (229,396 shares exercisable)               348,708            $13.33
  Granted                                      42,500             10.80
  Terminated                                  (95,371)            10.32
                                              -------             -----
  Outstanding at February 28, 1998
   (154,522 shares exercisable)               295,837             13.75
  Granted                                     239,750             10.12
  Terminated                                  (35,625)            13.10
                                              -------             -----
  Outstanding at February 28, 1999
   (170,774 shares exercisable)               499,962             12.17
  Granted                                     185,000              8.69
  Terminated                                  (73,212)            14.98
                                              -------             -----
  Outstanding at February 29, 2000
   (132,375 shares exercisable)               611,750            $10.78
                                              =======             =====


The following table summarizes information about incentive stock options outstanding at February 29, 2000:

                          OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                  -----------------------------------  ---------------------
                                WEIGHTED
                                 AVERAGE
                                REMAINING    WEIGHTED               WEIGHTED
                               CONTRACTUAL    AVERAGE                AVERAGE
                    NUMBER         LIFE      EXERCISE    NUMBER     EXERCISE
EXERCISE PRICES   OUTSTANDING   (IN YEARS)     PRICE   EXERCISABLE    PRICE

$ 8.68 to $10.31    427,500         8.9       $ 9.50       1,875     $10.31
 11.06 to 12.00      98,750         6.5        11.15      45,000      11.14
 13.81 to 15.63      40,000         3.8        13.86      40,000      13.86
 19.25               45,500         1.8        19.25      45,500      19.25
----------------    -------         ---        -----     -------      -----
$ 8.68 to 19.25     611,750         7.6       $10.78     132,375     $14.74

NOTE 6 - INCOME TAXES
---------------------

The components of the provision for income taxes for fiscal years 2000, 1999 and 1998 are (in thousands):

                                               2000     1999     1998
 Current:
 Federal                                      $6,195   $6,785   $5,894
 State and local                               1,002      936      575
 Deferred Federal                              1,721      727     (872)
                                               -----    -----    -----
 Total provision for income taxes             $8,918   $8,448   $5,597
                                               =====    =====    =====

 Total income taxes paid                      $7,609   $7,488   $5,218
                                               =====    =====    =====

The following summary reconciles the statutory U.S. Federal income tax rate to the Company's effective tax rate:

                                               2000     1999     1998

 Statutory rate                                35.0%    35.0%    35.0%
 Provision for state income taxes,
  net of Federal income tax benefit             2.7      2.7      2.4
 Foreign net operating losses                    --       --     (0.8)
 ESOP pass-through dividend deduction          (0.5)    (0.7)    (1.1)
 Other                                         (0.1)     0.5     (0.1)
                                               ----     ----     ----
 Effective tax rate                            37.1%    37.5%    35.4%
                                               ====     ====     ====

The components of deferred income tax assets and liabilities are summarized as follows (in thousands):

 February 28 or 29                                 2000     1999

 Current deferred asset:
   Allowance for doubtful receivables             $  442  $   416
   Inventory valuation                               356      544
   Employee compensation and benefits                305      572
   Other                                              97      181
                                                   -----   ------
                                                  $1,200  $ 1,713
                                                   =====   ======
 Noncurrent deferred liability:
   Depreciation                                   $3,060  $ 2,355
   Intangibles amortization and impairments         (296)  (1,133)
   Prepaid pension cost                              321      655
   Other                                             332      332
                                                   -----   ------
                                                  $3,417  $ 2,209
                                                   =====   ======

NOTE 7 - EMPLOYEE BENEFIT PLAN
------------------------------

The Company and certain subsidiaries have a noncontributory defined benefit retirement plan covering substantially all of their employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of ERISA. The cost of the plan and balances of plan assets and obligations are shown below:


Pension expense for fiscal years 2000, 1999 and 1998 included the following components (in thousands):

                                                 2000     1999     1998
 Service cost - beneifts earned during
  the current period                           $ 1,478  $ 1,761  $ 1,734
 Interest cost on projected benefit obligation   2,658    2,960    2,836
 Expected return on plan assets                 (2,846)  (3,005)  (2,697)
 Net amortization and deferral                    (348)    (202)    (152)
                                                ------   ------   ------
   Net periodic pension cost                   $   942  $ 1,514  $ 1,721
                                                ======   ======   ======


Assumptions used in accounting for the defined benefit plans for fiscal years 2000, 1999 and 1998 are as follows:

                                                 2000     1999     1998

 Weighted average discount rate                  7.75%    7.25%    7.25%
 Earnings progression                            4.50%    4.50%    4.50%
 Expected long-term rate of return on plan
   assets                                        9.25%    9.25%    9.25%


Assets and obligations for fiscal years 2000 and 1999 are as follows (in thousands):

 February 28 or 29                                    2000     1999

 Projected benefit obligation
 ----------------------------
 Beginning of year                                  $39,366  $41,370
 Service and interest cost                            4,136    4,928
 Actuarial (gain)                                    (5,706)  (2,146)
 Benefits paid                                       (5,921)  (4,786)
                                                     ------   ------
 End of year                                         31,875   39,366
                                                     ======   ======

 Fair value of plan assets
 -------------------------
 Beginning of year                                  $30,784  $32,225
 Company contributions                                1,123    2,378
 Net gains                                            1,394      967
 Benefits paid                                       (5,921)  (4,786)
                                                     ------   ------
 End of year                                         27,380   30,784
                                                     ======   ======

 Excess of projected benefit obligation over
  plan assets                                        (4,495)  (8,582)
 Unrecognized losses and prior service cost           7,111   11,709
 Unrecognized net transition asset being recognized
  over the average remaining service life            (1,439)  (2,131)
                                                     ------   ------
 Prepaid pension cost                               $ 1,177  $   996
                                                     ======   ======

NOTE 8 - ACQUISITIONS AND DISPOSAL
----------------------------------

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

During the third quarter of fiscal year ended February 28, 1999, the Company purchased the assets and business of Forms Manufacturing, Inc., a Houston based manufacturer of business forms, for an acquisition cost of $3,435,000. Payment was made with $2,302,000 cash and 115,816 shares of treasury stock valued at $1,133,000. The acquisition was accounted for by the purchase method and the Company recognized the excess of amounts allocated to net identifiable assets of $1,333,000, which is being amortized over 15 years.

On November 4, 1999, the Company purchased the general and limited partnership interests in Adams McClure, L.P. The $16,971,000 purchase price for this transaction consisted of $1,250,000 in cash, $1,250,000 in stock (138,599 shares of the Company's common stock) and assumption of certain liabilities of Adams McClure, L.P. amounting to approximately $14,471,000. The acquisition was accounted for by the purchase method and the Company recognized the excess of amounts allocated to net identifiable assets of $3,517,000 which is being amortized over a period of 15 years.

On November 15, 1999, the Company purchased the production equipment, furniture and fixtures, name and operations of American Forms, Inc. In a separate transaction, the Company purchased the land and building currently occupied by American Forms, Inc. The $2,123,000 purchase price of these transactions included a promissory note to pay $525,000 over the next three years. The Company recognized the excess of amounts allocated to net identifiable assets of $73,000 which is being amortized over a period of 15 years.

The accompanying consolidated financial statements include the operations of Adams McClure, L.P. and American Forms, Inc. since their dates of acquisition. The following table is prepared on a pro forma basis as though both companies had been acquired as of March 1, 1998, after including the estimated impact of adjustments such as amortization of goodwill and depreciation, interest expense, interest income, and related tax effects (in thousands, except per share amounts):

 For the Years Ended February 28 or 29             2000       1999

   Net sales                                     $185,996   $179,701
   Net earnings                                    15,425     13,319
   Earnings per share - basic and diluted            0.94       0.81

The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

On February 21, 2000, the Company entered into an agreement to acquire Northstar Computer Forms, Inc. for approximately $42 million. The Company expects to complete the acquisition in June 2000.

NOTE 9 - SEGMENT INFORMATION
----------------------------

The Company is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The business forms and printed products segment is comprised of fifteen manufacturing facilities which have been aggregated as they have similar economic characteristics. Adams McClure is in the business of design, production and distribution of printed and electronic promotional media. The Tool & Die segment manufactures custom tools and dies. The Company previously reported its Tool & Die segment and corporate and financing activities on a combined basis in "other", as separate reporting for the Tool & Die segment was not required. The current year's presentation includes the Tool & Die segment as a separate segment and all prior year disclosures herein conform to the current year presentation. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company's corporate headquarters and other non-operating selling and administrative costs. The Company applies the same accounting measurements as described in
Note 1 for each of its segments. Segment data for fiscal years 2000, 1999 and 1998 were as follows (in thousands):

                               Business
                               Forms &
                               Printed    Adams  Tool &          Consolidated
                               Products  McClure  Die   Corporate   Totals

Fiscal Year ended February 29, 2000:
Net sales                      $152,358  $8,723  $5,444   $    --   $166,525
Depreciation and amortization     4,793     297     213       571      5,874
Segment earnings (loss)
 before income taxes             29,360     544     237    (6,100)    24,041
Segment assets                   75,339  19,914   4,024     3,657    102,934
Capital expenditures              1,772      14      85     1,117      2,988


Fiscal Year ended February 28, 1999:
Net sales                      $144,964      --  $5,958   $    --   $150,922
Depreciation and amortization     4,534      --     256       562      5,352
Segment earnings (loss)
 before income taxes             28,165      --     624    (6,231)    22,558
Segment assets                   86,040      --   5,425     2,870     94,335
Capital expenditures              3,147      --      92       424      3,663


Fiscal Year ended February 28, 1998:
Net sales                      $148,324      --  $6,024   $    --   $154,348
Depreciation and amortization     5,318      --     306       549      6,173
Segment earnings (loss)
 before income taxes             20,009      --     990    (5,194)    15,805
Segment assets                   86,377      --   5,215     2,882     94,474
Capital expenditures              9,036      --      11       529      9,576

NOTE 10 - QUARTERLY INFORMATION (UNAUDITED)
-------------------------------------------
(In thousands, except per share amounts)

Quarter ended                         May     August   November   February

Fiscal year ended February 29, 2000:
   Net sales                       $39,663   $38,160    $41,173    $47,529
   Gross margin                     11,988    12,408     13,612     14,777
   Net earnings                      3,234     3,905      3,960      4,024
   Dividends paid                    2,519     2,520      2,519      2,510
   Per share of common stock:
    Basic and diluted net earnings     .20       .24        .24        .25
    Dividends                         .155      .155       .155       .155


Fiscal year ended February 28, 1999:
   Net sales                       $36,334   $36,904    $38,800    $38,884
   Gross margin                     11,522    11,795     11,861     14,361
   Net earnings                      3,232     3,351      3,280      4,247
   Dividends paid                    2,548     2,548      2,501      2,519
   Per share of common stock:
    Basic and diluted net earnings     .20       .20        .20        .27
    Dividends                         .155      .155       .155       .155


Notes:
1. Year-end adjustments related to physical inventory counts and LIFO valuation increased net earnings for the fourth quarter of fiscal 2000 by approximately $434,000 ($0.03 per share) as compared to an increase in net earnings of approximately $1,914,000 ($0.12 per share) from comparable adjustments in the fourth quarter of fiscal 1999.

2. The second quarter of fiscal 2000 includes a charge of $384,000 ($0.02 per share) resulting from the impairment of intangible assets relating to the Company's InstaColor product line and a gain of $743,000 ($0.05 per share) from the sale of rental property in Boulder City, Nevada.

"Post-it" is a registered trademark of 3M.