Form 10-K405, Exhibit 13
period 2001-02-28
ENNIS BUSINESS FORMS INC
filed 2001-05-25
CIK 33002

Contents

          2   Letter To Shareholders
          6   Rewarding Partnerships
          8   Forms Solutions Group
          10  Promotional Solutions Group
          12  Financial Solutions Group
          14  Selected Financial Data
          15  Management's Discussion and Analysis
          18  Ten-Year Financial Review
          20  Consolidated Financial Statements
          35  Independent Auditors' Report
          36  Facility Descriptions


  Annual Summary

                      Fiscal Year   Fiscal Year
                         Ended         Ended      Percentage
                      February 28,  February 29,   Increase
                          2001          2000      (Decrease)

 Net sales(1)         $229,186,000  $176,600,000       29.8

 Earnings before
  income taxes          21,571,000    24,041,000      (10.3)

Income taxes             8,394,000     8,918,000       (5.9)

Net earnings            13,177,000    15,123,000      (12.9)

Dividends               10,075,000    10,068,000         .1

Per share
of common stock:
 Basic and diluted
   earnings                    .81           .93      (12.9)
 Dividends                     .62           .62       ---

Weighted average
 number of shares of
  common stock
  outstanding           16,246,545    16,249,861       ---

(1) In accordance with recent accounting requirements, net sales for all periods reported have been restated to include revenues from shipping and handling charges. See accompanying notes to consolidated financial statements.

Letter To Shareholders

Ennis has been actively engaged with acquisition and major organization change this past year. The Company is now divided into three operating groups: Forms Solutions, Promotional Solutions, and Financial Solutions. Over the past two years, we built a network of Ennis Forms facilities that grew beyond their original local market influence. By developing this ability through our electronic infrastructure, we give our customers a local source of supply, and national production capabilities when needed. We further applied that technology to cross-selling among our various businesses. The result has been a continuing stability in our Forms business, which distinguishes Ennis from the industry trends. These favorable trends are continuing into the new fiscal year, but the market for traditional forms is flat, even the best forms company will eventually need to diversify. Our new structure recognizes this reality. Ennis remains committed to our core business, and we have expanded into related printing products and services.

The past year produced mixed results for Ennis Business Forms. Our sales grew by 29.8 percent for the year, a new record for growth, but our profits declined in the fourth quarter. The disappointment in profits came from two primary areas: the consolidation of the Louisville operation into the Promotional Solutions Group and lower than expected sales in our Promotional Solutions and Financial Solutions Groups.

The Promotional Solutions Group was created from a combination of a new acquisition (Adams McClure) and previous Ennis plants whose customer base showed more opportunity in this market segment. One of those facilities was the Louisville operation. This business had not been operating profitably. The plant was closed and its activities were consolidated into the Denver facilities. The consolidation into our Denver operations was the largest contributor to our shortfall in profit. The main factors were hiring problems in Denver, equipment damage from the move, excessive waste and obsolescence problems from the Louisville inventory. Also, a new customer contract significantly increased the volume unexpectedly during the move, complicating the process. Currently, we have reorganized the production process and are satisfied that the problems are behind us. We believe that the Promotional Solutions Group will be a significant growth area and profit contributor to Ennis in the future.

The Financial Solutions Group, formerly Northstar Computer Forms, which was purchased in June of 2000, is an exciting acquisition for Ennis. Northstar is a well respected business for both its products and use of advanced technology. Ken Overstreet, the former President of Northstar, continues that role with Ennis for the Financial Solutions Group. Since the retirement of Bob Knappe Sr., President of the Promotional Solutions Group, Ken has taken on the additional responsibilities as President of the Promotional Solutions Group. As stated above, the Financial and Promotional Groups each experienced sales levels below our expectations. Both groups have made significant adjustments to their cost structure in adjusting to the lower volume, including closing a small facility in Wisconsin. The sales from this closure were retained and transferred to another Ennis facility in DeWitt, Iowa. The move was completed on time and under budget. We are pleased that the Northstar Company has been able to service the debt Ennis incurred in the acquisition, and has still been accretive to earnings. The acquisition debt has been reduced by $10,850,000 (29.7%) in 9 months. The cash flow from the Financial Solutions Group has exceeded our expectations.
In addition, the cross-selling efforts which began in the Forms Solutions Group are now being expanded into the Financial Solutions Group. Several current Ennis customers are now becoming important new customers for the former Northstar Company. More information on the Financial Solutions Group can be found on pages 12 and 13.

The Forms Solutions Group experienced another year of excellent profitability. Our gross margin continued to improve from 30.2% to 31.3%. We know that our Forms Solutions Group can meet market prices and still make a good profit. In an industry which is consolidating rapidly, we feel Ennis has a cost advantage on products that are in the medium to short-run market segment. This portion of the forms market is not declining at the rate of the long-run producers. As a trade-only supplier, our customer base is actually growing. The decisions made by several of the large direct selling manufacturers are causing increased outsourcing. The distributor side of the business has been quite active in pursuing the customers affected by this downsizing. Ennis currently does business with the majority of these distributors. We are confident Ennis is a very competitive supplier, and currently we have an aggressive program to pursue this developing business.

Fiscal 2001 Results
As stated earlier, our goal of revenue growth was achieved, but our profits declined in the fourth quarter. Specifically, for the fiscal 2001 twelve-month period, the Company reported net earnings of $13,177,000 or $.81 per diluted share, compared with net earnings of $15,123,000 or $.93 per diluted share, for the fiscal 2000 year. This is a 12.9% decrease over last year. Net sales amounted to $229,186,000 as compared to $176,600,000 for the fiscal 2000 year. This is a 29.8% increase over last year.


Financial Condition
Our financial condition remains strong. At February 28, 2001, the ratio of current assets to current liabilities was 3.3 to 1 with a debt to equity ratio of .26. Our Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) or cash flow remains very strong at $33,347,000, an increase of 9% over last year. Finally, our Return on Equity amounted to 14.6%.

Electronic Commerce
Ennis continues to recognize the importance of electronic commerce in the future. In fiscal year 2001, the Company launched its new business to business (B2B) website. We are pleased to have successfully piloted it to selected customers. In fiscal 2002, the website will be introduced to an expanded group of customers. We have found that such applications do not fit the needs of all our customers, and will continue to offer various modes of transaction processing at the customer's choice. The Company also continues to develop Electronic Data Interchange
(EDI) and Internet solutions as an option for a wide range of business transactions with its larger customers. Finally, the Company continues the major upgrade of its computer system infrastructure to an Enterprise Resource Planning (ERP) system. We have successfully installed three operational sites, including our largest facility, and have three currently in development. Ennis has been able to avoid the common business interruption problems that often accompany these improvements.

Dividend Policy
The Company's dividend policy continues to be an important part of our commitment to rewarding shareholders. The Company paid $.62 a share again in fiscal 2001. We are proud of our 28 years of consecutive dividend payments. While various uses of the Company's cash are considered on a regular basis by the Board of Directors, it continues to be the Board and Management's belief that the dividend is of great importance to the majority of our shareholders. With our excellent cash flow, the Board of Directors does not anticipate a change in the Company's dividend policy.

Management Changes
In October, Ken Overstreet was appointed to the Board of Directors. As stated earlier, upon the retirement of Bob Knappe
Sr., Ken was also named President of the Promotional Solutions
Group.

Future
We see our fiscal year 2002 as one of capitalizing on the new opportunities this structure has created. Ennis now has an extensive product line to offer to our distributors. The integration of Northstar has gone smoothly. The cultures of our two companies have complemented each other quite well. Ennis has established a new image in our marketplace, which is opening sales possibilities. Our presence in the industry with expanded product lines, and a strong competitive price and quality, have been well received.

The challenge of a mature product line in forms is being addressed with higher growth opportunities, such as point-of-purchase products, screen-printed large format products, holograms for security documents, gift certificates and many others. The state of the general economy is always a concern, but demand for our products has historically fallen less than typical consumer goods. As the consolidation of the printing industry continues, we believe there will be companies available of interest to our three groups, but our focus continues to be solid integration before moving aggressively into acquisitions again. We will not be a consolidator without a plan for profitability.

We would like to thank our employees, customers and shareholders for their continued support. We would particularly like to welcome the large number of new customers and employees. Our commitment to increasing shareholder value through profitable growth remains our top priority.

/s/ Keith S. Walters

Keith S. Walters
Chairman, CEO and President

Rewarding Partnerships
The new millennium has brought with it many new key words and phrases not only to the printing industry, but also to the business world in general. Relationship selling, strategic partnerships, solutions, customer relationship marketing (CRM), and E-Commerce have all affected the way we continue to conduct business. Ennis has incorporated many new programs that focus on the above concepts, but none more important than strategic partnerships.

Ennis Business Forms continues to thrive due to the relationships developed through our distributor customer base, internal manufacturing capabilities and key vendors. These relationships have solidified existing accounts while allowing expansion into new or underdeveloped accounts. Rewarding partnerships are built when units come together to the benefit of both. The relationships and partnerships built by Ennis are of the rewarding type. Not only does Ennis succeed, but our customers and vendors also join us in success.

Partnerships with Customers
Over the last few years, new and exciting key relationships have been developed within our distributor base. An example of a rewarding partnership is Ennis' relationship with Safeguard
Business Systems.

Safeguard Business Systems, a distributor based company focusing on small businesses, selected Ennis as a strategic partner in January 2000. This partnership has allowed Safeguard to strengthen its financial standing while offering their distributors an expanded product offering. The results for FY 2001 have been promising, with year-to-year sales increasing by 145%. The increase in sales and efficiencies benefited both Ennis and Safeguard. In FY 2002, efforts will be targeted to increase sales within additional product categories such as tags, labels, and a specialized bank marketing program that was developed through the Financial Solutions Group.

Partnerships with Suppliers
We rely on our suppliers to provide us with the tools to produce our industry leading products. A normal customer/supplier relationship would not allow Ennis to meet the expectations of our customers. Partnerships developed between Ennis and our suppliers have given us an advantage in the marketplace. These advantages can be found through long term supply contracts, cooperative advertising funds, and the many smaller programs developed especially for Ennis. Assistance in marketing the vendor's product, forecasting usage, and other tools allow Ennis to stay competitive in a time when many companies in our industry are having difficulties. The partnership forged between Ennis and Mead Carbonless Papers is a fine example. This relationship benefits both companies. Both companies are trying to increase market share in a very competitive market. The partnership developing between Ennis and Mead will assist in helping both companies meet the expectations of their customers and the industry.

Partnerships Among Ennis Locations
With the addition of Northstar and Adams McClure, Ennis has entered into another form of relationship, internal partnerships. This type of partnership is found among the three Solutions Groups. Ennis' 29 manufacturing facilities rely on each other for assistance each day.

Partnerships have been developed among several of our original locations and our newest acquisition, Northstar. In addition to the opportunities within Northstar, Adams McClure has been able to move production of several previously outsourced items into our Admore facility in Macomb, MI. Joint sales calls, transferring of orders, and sharing of knowledge have benefited the combined Ennis. We have only just begun to tap into the opportunities available through cross-selling the three different groups. It is our focus to continue to develop these types of relationships among each of our plants over the next year.

Rewarding partnerships have been developed with our manufacturing locations, vendors, and most importantly numerous customers. As our product line continues to grow and the industry continues to consolidate, developing rewarding partnerships becomes more important. Ennis' focus over the next year will be to develop these existing relationships to the optimum level, while searching for new relationships that would be beneficial to both parties.

Forms Solutions Group
Ennis Business Forms for many years has been a leading wholesale manufacturer of business forms and related products. Ennis continues this tradition through its Forms Solutions Group. This Group remains a vibrant and encouraging fixture for the more than 50,000 distributors, printers, dealers, and manufacturers who have grown to depend on Ennis' stability. The Forms Solutions Group offers not only one of the most extensive product offerings available, but also enables customers to chose from plants nationwide to best serve their geographic needs. The Forms Group now consists of 12 manufacturing facilities in 9 states.

Stability
The fundamental task of the Forms Solutions Group is to insure that its manufacturing plants provide firm financial stability for Ennis as the Company expands into products and markets outside of the traditional forms industry. Ennis' Forms Solutions Group has again, this year with the support of its loyal customers and vendors, provided a solid financial base in both revenues and income for the corporation. It is not an accident that the Forms Group has outperformed its competitors in a year when most print manufacturers were struggling. The diverse make-up and nationwide expanse of the Ennis customer base serves to insulate the Forms Solutions Group to a degree from the negative pressures other competitors experience within the industry.

As we look to the future, the Forms Solutions Group plants will continue to build relationships that are more than simply a customer/vendor. They will become partnerships. Ennis will provide not only the products and services necessary for our partners to succeed, but the security that the Forms Solutions Group will continue to meet their ever-changing needs.

Integration
FY 2001 has seen the initial rollout of our ERP system, which will be extended to all of the Forms Solutions Group plants within the next 16 months. It is our belief that this system, once fully implemented, will provide a distinct competitive advantage in servicing our 50,000 customers, whether by phone, fax, email or the Internet. This software package offers Ennis a comprehensive view of every aspect of sales and production, and we believe it to be a state-of-the-art system that will be seldom matched or surpassed in our industry.

The development of the Promotional and Financial Solutions Group will continue to benefit the Forms Group. Cross-selling opportunities exist between both our internal manufacturing capabilities and our expansive customer bases. We will continue focusing on additional opportunities among the three Solutions Groups in FY 2002.

Growth
The Forms Solutions Group customer base continues to grow with more than 3,000 new traditional and non-traditional accounts opening in a year, which has seen continued consolidation within the industry. In the coming year, it is the Group's intent to offer more specialized service to all customer classes. The Forms Group will focus increased efforts on the fastest growing customer classes of dealers and distributors. Utilizing the strengths of both a National and Regional presence, our plants can offer competitive advantages to customers looking to form long-term alliances with the industry's leading wholesale manufacturer.

To meet the growing demand for e-commerce, Ennis is now providing three of its catalogs and over 750 products for on-line Internet ordering. The Forms Solutions Group has been very proactive in developing an interactive website, www.ennis.com, which we expect to provide a solid platform for growth, not only for our own company, but for our customers as well. Pricing, product information, and online catalogs are currently available on the site. A well-funded professional effort is continuously active in monitoring, updating and expanding the website to insure that it is one of the most useful, secure and customer-friendly sites available in the industry.

Ennis has been a lead company in the development of an Internet site that is specific to our industry and to the enhancement of the supply chain to which Ennis is committed. These efforts will be expanded in 2001 with customers soon having the ability to track orders and even place custom repeat orders on-line.

Ennis' Forms Solutions Group is confident that our strong financial position, our national network of manufacturing plants, our extensive mix of quality products, and our loyal and diverse customer base will enable us to improve our market share. Our internal programs including both comprehensive cost reduction and vendor or supply chain alliances will insure that the Forms Group not only remains competitive but also profitable.

Promotional Solutions Group
Ennis' recent acquisition, Adams McClure, is one of the industry's leading single source specialists in the design, production, and distribution of printed and electronic promotional media. Adams McClure is using a full-service, integrated capabilities approach to provide the production and distribution of point-of-sale programs for manufacturers, retailers, and advertising agencies. Their customers have come to depend on a unique combination of innovation, responsiveness and experience that are required for the successful execution of promotional programs.

Adams McClure is a seven-year old company that has enjoyed significant revenue growth. Today, the Adams McClure companies have joined with two other manufacturing locations, Admore (presentation products) and Wolfe City Tag and Label (flexoprinting, advertising specialties, and Post-it (registered trademark) Notes), to form the Promotional Solutions Group. This is a time of dynamic change for the Group.

The Promotional Solutions Group is privileged to serve some well-known key accounts in satisfying point-of-sale promotional products. These companies include 7-Eleven, Coors Brewing Company, BP/Amoco Oil Company, Burger King Corporation, Sonic Industries, Walt Disney, and the Pepsi-Cola Company as well as several of the top advertising agencies in the United States. This year the Promotional Solutions Group concentrated on providing additional products and services for existing customers. In addition, all product lines and services were introduced to other Ennis resellers.

Stability
In the process of combining the various business units, Adams McClure encountered several growth and control problems. New control procedures were instituted to provide accountability and cost control in order to maximize current profits as well as manage future growth. The product mix has been changed to delete unprofitable items and add new innovative products and services to enhance promotional programs.

By combining existing capabilities with experience and new ideas, Adams McClure has become an industry leader in lithographic and screen printing on plastic. In addition to indoor and outdoor signage, they have developed capabilities in lenticular (multi-dimensional) printing which is unmatched in the industry. The Promotional Group facilities in Macomb, MI (Admore) and Wolfe City, TX continue to excel in their respective product lines.

Providing resources and capabilities at every stage of development and production, our customers have come to depend on Adams McClure to provide a unique level of account management and services. Working together with our clients, we develop a partnership with a mutual goal of success. Helping our customers be successful with their promotional programs provides stability in existing as well as future client relationships.

Integration
The Promotional Solutions Group consists of eight production facilities and four distribution centers. These facilities work together in the design, production, and distribution of complex promotional programs. Promotional Group customers can now turn to one company for all of their promotional needs. Customers can now come to Adams McClure and have an account manager that will provide assistance in creative services, design expertise, production supervision, multiple printing methods, finishing, assembly, and fulfillment services. As a part of the Ennis Promotional Solutions Group, Adams McClure can now combine unique capabilities for promotional printing and programs with a solid foundation of business related printed media including brochures, tags, labels, stationery, forms, folders and advertising specialties. Our customers are provided with integrated resources and products that not only help promote products and services, but also support continuing operations. Specialized customer orders have already been shared among the three primary Promotional Group locations. Orders previously outsourced by Adams McClure can now be printed within Ennis' Promotional Solutions Group. For example, large fulfillment orders can be printed at the most efficient location, then combined to offer the complete solution to the customer.

Growth
Adams McClure is in a unique position of furnishing printed materials and services with three important mediums: paper, plastic and packaging. This expertise has allowed Adams McClure to offer expanded services to existing customers and to tap into a $14 billion market that is growing annually. The integration of the different printing technologies has enabled the Company to furnish consistency of imaging while using different printing methods.

Much of the print production, finishing and distribution of point-of-sale programs is done on tight schedules that have to meet the customers' mailing or distribution dates. When major promotions are coordinated with electronic media placement, such as radio and television, having a program executed on time at the point-of-sale is imperative. Adams McClure has developed a reputation for quality and dependability when it comes to getting the job done fast, doing it right and on time. For example, 7-Eleven Corporation depends on Adams McClure to produce and distribute up to 200 various promotional elements to more than 5,000 stores nationwide every month. Sonic Industries counts on Adams McClure when it comes to outdoor banners and backlit menu boards that promote new food products as well as old favorites at more than 2,000 restaurants every month. Burger King uses Adams McClure for the production and distribution of national promotional programs. A recent Coors alliance with Molson has provided additional business in three operating units of Adams McClure due to an integration of products and services, which include the fulfillment of product packaging and the production and distribution of point-of-sale promotional products.

The Promotional Solutions Group, anchored by Adams McClure and completed by the established Admore and Wolfe City locations, is poised for growth. Relying on a strong reputation for quality and dependability, diversified capabilities, and an eye on new technology, the Promotional Solutions Group is prepared to provide a complement of promotional products and services that will position the Company for significant growth in an expanding promotional marketplace.

Financial Solutions Group
This is a dynamic time in the financial marketplace with many changes in customer requirements, product mix, and operations. Ennis' newly formed Financial Solutions Group is comprised entirely of the former Northstar Computer Forms, which was acquired by Ennis in June 2000. Northstar designs, manufactures, and markets internal bank forms, negotiable documents, and custom business forms and services.

The Financial Solutions Group works through strategic business alliances and distributor/business partners to provide full support to customers and coverage of market opportunities throughout the country. Northstar sells its products nationally through distributors with direct marketing to the nation's 200 largest banks, which are serviced by manufacturer's representatives. The Company's primary emphasis is MICR (Magnetic Ink Character Recognition) printing. Our customers include financial institutions and processors of MICR encoded documents.

Stability
The financial industry is rapidly changing as traditional institutions extend their reach into new markets through consolidation and e-commerce. These changes require Northstar to use leading-edge technology and industry knowledge to meet customer demands. These demands include extra capacity for conversions, MICR readability rates that approach 100 percent, and expanded services to include automated order entry, production, and billing. With five plants placed throughout the United States, Northstar has developed strategic relationships with business partners, distributors, and major customers. We are the leading provider of internal bank forms and negotiable products to the industry. Founded in 1962, Northstar has grown steadily to gain approximately 20 percent market share.

Integration
Northstar joined the Ennis family in June of 2000 and became the Financial Solutions Group. This strategic fit is bringing combined advantages to our customers. Northstar's financial expertise complements both the Forms Solutions and Promotional Solutions Groups. This allows all of Ennis' customers to do one-stop shopping by providing them with customer service, order entry, production, and distribution of an expanded product line that can truly serve all sizes of customers in multiple industries.

Northstar distinguishes itself from the competition through technology and capabilities that enhance customer support:
  Leadership in Optical Character Recognition (OCR), Optical Mark
    Read (OMR), and bar coding.
  Electronic Data Interchange (EDI) enabling customers to place and verify order status and receive billing on-line.
  Compatibility with banks' image processing systems.

  Complete forms management programs.
  Summary billing and ACH options.
  Pre-press technology systems enabling direct computer-to-plate composition.

Growth
With the acquisition of Northstar, Ennis now has the most complete product line in the industry. Northstar's family of products include internal bank forms, negotiable documents, digital printing, and secured distribution. Internal bank forms are documents used by all banks for daily reconciliation. This is a market that exceeds $300 million in annual shipments. Northstar serves approximately 7600 banks and branches. The negotiable document market consists of money orders, official checks, cashier's checks, and gift certificates, which represents annual shipments approaching $150 million on a national basis.
Northstar addresses security issues such as fraud and counterfeiting while making it easy to do business with our Company. Even with the apparent continued consolidation in the industry, Northstar is in a position for growth within this specialized market.

Several new exciting products and services are currently being introduced to the marketplace. Of particular interest is the use of holograms on negotiable documents such as cashier's checks, certificates of title, and gift certificates. Northstar is the first industry leader to put holograms on bank documents in order to reduce fraud and counterfeiting. These holograms can be custom designed to indicate the name of the customer or generic to indicate a business segment. Used in conjunction with watermarks and thermochromic inks, Northstar provides the most secure documents available in the market.

Another new technology is the ability to go from computer design directly to laser print. This technology bypasses proofs, film, and printing plates and allows Northstar to be a true print-on-demand center that can change variable information on every document. Northstar is also a leader in image compatible forms. The American National Standards Institute (ANSI) has just changed requirements for all financial documents to become more compatible with image processing. Northstar has acquired additional testing equipment to enable compliance with these new financial requirements.

Northstar continues to use technology to become the low-cost leader and thus increase profits for existing products. Northstar has a rich history that continues to transform itself into a technology driven company enabling it to be an industry leader.

Selected Financial Data

YEARS ENDED
  FEBRUARY 28
  OR 29             FY2001   FY2000    FY1999   FY1998    FY1997
(In thousands,
  except per
  share amounts)

Net sales (1)     $229,186 $176,600  $159,690 $162,962  $161,969
Net earnings        13,177   15,123    14,110   10,208    13,493
  per basic
  and diluted
  share of
  common stock         .81      .93       .87      .62       .82
Total assets       142,854  102,934    94,335   94,474    94,957
Long-term debt      23,555      462         7      206       195
Cash dividends
  per share of
  common stock        .620     .620      .620     .620      .615

(1) In accordance with recent accounting requirements, net sales for all periods reported have been restated to include revenues from shipping and handling charges. See accompanying notes to consolidated financial statements.

Management's Discussion and Analysis

Liquidity and Capital Resources
     The Company has maintained a strong financial position with working capital at February 28, 2001 of $40,355,000, an increase of 23.1% from the beginning of the year, and a current ratio of
3.25 to 1. The increase is due to the reinvesting of long term investments in short term securities. The Company has $8,964,000 in cash and equivalents, $980,000 in short term investments, $2,170,000 in long term investments and $23,555,000 in long-term debt, less current installments. The Company's acquisition of Northstar Computer Forms, Inc. (Northstar) for approximately $44,153,000 was financed with $36,500,000 in bank loans with the balance being provided by internal cash resources. The Company made scheduled payments of $1,700,000 and pre-paid $9,150,000 of the debt financing during the year ended February 28, 2001. The Company expects to generate sufficient cash flow to more than cover its operating and other capital requirements for the foreseeable future.


Accounting Standards
     Statement of Financial Accounting Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, will require the Company to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The March 1, 2001 adoption of SFAS No. 133 and SFAS No. 138 is not expected to have a material effect on the Company's financial position or results of operations.



Results of Operations

2001 as compared to 2000
     Net sales in 2001 increased 29.8% from 2000. In accordance with recent accounting requirements, net sales for all periods reported have been restated to include revenues from shipping and handling charges. See accompanying notes to consolidated financial statements. The increase was attributable to revenue from the Company's newly acquired businesses. Northstar, acquired June 6, 2000, which operates as our Financial Solutions Group accounted for 19.0% of the increase in net sales. Adams McClure L.P. (Adams McClure), acquired November 4, 1999, part of our Promotional Solutions Group accounted for 10.6% of the
increase in net sales.   The gross profit margin decreased from
29.9% in fiscal 2000 to 27.4% in fiscal 2001. The decrease in gross profit margin is primarily as a result of the consolidation and integration of our Louisville operations with our Adams McClure operations in Denver. In addition, the decrease in gross margin is attributable to the fact that our acquisitions, as reflected in the Promotional Solutions Group and the Financial Solutions Group, typically have lower gross profit margins than that of the Forms Solution Group. Selling, general and administrative expenses increased 30.8% during fiscal 2001 as compared to 2000. The increase in selling, general and administrative expenses was attributable to the acquisition of Northstar and Adams McClure. Investment income decreased 28.2% in 2001 as compared to 2000 as a result of using funds previously available for investment for the Company's recent acquisitions. Interest expense increased from $40,000 in fiscal 2000 to $2,046,000 in fiscal 2001 as a result of the $36,500,000 debt issued to finance the Northstar Acquisition. Other income decreased 70% in 2001 as compared to 2000. Other income in 2001 includes a pre-tax gain of $653,000 resulting from the sale of the Louisville facility while other income in 2000 included a pre-tax gain of $1,182,000 from the sale of rental property in Boulder City, Nevada. The Company's effective Federal and state income tax rate for 2001 was 38.9%, as compared to 2000's effective rate of 37.1%. The primary reason for the increase is due to non-deductible goodwill from the acquisition of Northstar in fiscal 2001 and the recognition of tax benefits related to the charitable contribution of one of the Company's office buildings in fiscal 2000.

2000 as compared to 1999

Net sales in 2000 increased 10.6% from 1999. In accordance with recent accounting requirements, net sales for all periods reported have been restated to include revenues from shipping and handling charges. See accompanying notes to consolidated financial statements. The increase was attributable to revenue from the Company's newly acquired businesses and increases from the Company's business forms product segment.

Our newly acquired platform of Adams McClure, now part of our Promotional Solutions Group effective March 1, 2000, accounted for 5.4% of the increase. Our newly acquired businesses in the business forms product segment, now the Forms Solutions Group accounted for 3.6%. The Company continues to believe there are growth opportunities in many of its product lines. The gross profit margin decreased from 31.0% in fiscal 1999 to 29.9 % in fiscal 2000. The following items contributed to the decrease in profit margins: increased labor costs in the business forms product segment, the effect of the acquisition of Adams McClure, as this business has lower profit margins than the business forms product segment, and to adverse operating results from the Tool & Die segment in the first quarter. A reduction of inventory quantities during the fiscal year (see Note 3 to the consolidated financial statements) resulted in a LIFO inventory decrement of $1,222,000 which had a positive impact on gross margins.
Selling, general and administrative expenses increased 9.8% during fiscal 2000 as compared to 1999. The increase was attributable to the acquisition of the Houston, Texas business forms operating unit in November 1998, the acquisitions of American Forms, Inc. and Adams McClure in November 1999 and to a pre-tax charge of $611,000 (included in selling, general and administrative expenses) resulting from the impairment of intangible assets relating to the Company's InstaColor (registered trademark) product line which occurred in the second fiscal quarter of 2000. Investment and other income increased in 2000 primarily as the result of a pre-tax gain of $1,182,000 from the sale of rental property in Boulder City, Nevada. Earnings per basic and diluted share trended in the same manner as net earnings. The Company's effective Federal and state income tax rate for 2000 was 37.1%, as compared to 1999's effective rate of 37.5%. The primary reason for the decrease is due to the recognition of tax benefits related to the charitable contribution of one of the Company's office buildings.


Revenue Growth

The Company continues to be confident of its strategy to achieve revenue growth through partnering arrangements with trade distributors and manufacturers. The Company also continues its partnering contracts with various customers. With the Company's new acquisitions, these partnering strategies can be expanded further over more diverse product lines and brings about more cross-selling opportunities to existing and potential customers.


Market Risk

The Company is exposed to market risk from changes in interest rates on debt. A discussion of the Company's accounting policies for derivative instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated
Financial Statements.

The Company's net exposure to interest rate risk consists of a floating rate debt instrument that is benchmarked to U.S. and European short-term interest rates. The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes.

The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The Company's variable rate financial instruments, including the outstanding credit facilities and interest rate swap, totaled $26.99 million at February 28, 2001. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate financial instruments as of February 28, 2001 would be immaterial.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.


Management's letter to shareholders, operations overview and discussion and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market for traditional forms products, variability in the prices of paper and other raw materials, and competitive conditions associated with the Company's products. Because of such uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements which speak only as of April 12, 2001.

FINANCIAL DATA


Ten-Year Financial Review
(In thousands, except per share and per dollar of sales amounts)
FISCAL YEARS       FY2001   FY2000   FY1999   FY1998   FY1997   FY1996   FY1995  FY1994   FY1993   FY1992

Net sales (1)     $229,186 $176,600 $159,690 $162,962 $161,969 $150,071 $147,920 $140,369 $136,498 $139,170

Earnings before
 income taxes       21,571   24,041   22,558   15,805   21,485   30,104  32,041   31,039   32,276   32,303

Provision for
income taxes         8,394    8,918    8,448    5,597    7,992   11,487  12,025   11,582   11,584   11,536

Earnings from
 continuing
 operations         13,177   15,123   14,110   10,208   13,493   18,617  20,016   19,457   20,692   20,767

Per dollar of
sales                 .057     .086     .088     .063     .083     .124    .135     .139     .152     .149

Basic and diluted
 per common share      .81      .93      .87      .62      .82     1.13    1.22     1.16     1.18     1.14

Net earnings        13,177   15,123   14,110   10,208   13,493   18,617  20,016   19,457   21,252   21,216

Basic and diluted
 per common share      .81      .93      .87      .62      .82     1.13    1.22     1.16     1.21     1.16

Dividends           10,075   10,068   10,116   10,191   10,110    9,782   9,453    9,270    9,400    9,310

  Per share            .62      .62      .62      .62     .615     .595    .575     .555     .535      .51

  Shareholders'
     equity         91,540   88,267   83,499   81,672   81,586   78,195  69,338   58,897   60,565   66,485

  Per share           5.63     5.43     5.12     4.97     4.96     4.76    4.22     3.52     3.52     3.65

Current assets      58,263   43,305   52,676   53,660   52,627   67,544  59,265   48,519   48,928   51,035

Current
 liabilities        17,908   10,525    8,367   10,396   10,307   13,054  12,976   12,548   12,087    9,631

Net working
 capital            40,355   32,780   44,309   43,264   42,320   54,490  46,289   35,971   36,841   41,404

Ratio of current
 assets to
 current
 liabilities        3.3:1     4.1:1    6.3:1    5.2:1    5.1:1    5.2:1   4.6:1    3.9:1    4.0:1    5.3:1

Depreciation of
 plant and
 equipment           8,313    5,394    4,941    5,634    4,475    3,553   3,499    3,805    4,086    4,368

Additions to
 property, plant
 and equipment       3,594    2,988    3,663    9,576   13,575    6,106   4,010    2,215    1,315    2,484

(1) In accordance with recent accounting requirements, net sales for all periods reported have been restated to include revenues from shipping and handling charges. See accompanying notes to consolidated financial statements.




                             18 & 19

Consolidated Statements of Earnings
(In thousands, except share and per share amounts)


FOR THE YEARS ENDED FEBRUARY 28 OR 29       FY2001      FY2000      FY1999
(In thousands, except share and per share amounts)

Net sales                                 $229,186    $176,600    $159,690

Costs and expenses:
 Cost of sales                             166,340     123,815     110,151

 Selling, general and administrative
  expenses                                  40,356      30,856      28,104
                                           -------     -------     -------
                                           206,696     154,671     138,255
                                           -------     -------     -------

    Earnings from operations                22,490      21,929      21,435
                                           -------     -------     -------
Other income (expense):
 Investment income                             826       1,150       1,376
 Interest expense                           (2,046)        (40)        (57)
 Other, principally gain on
  sale of assets in 2000 and 2001              301       1,002        (196)
                                           -------     -------     -------
                                              (919)      2,112       1,123
                                           -------     -------     -------
    Earnings before income taxes            21,571      24,041      22,558

Provision for income taxes                   8,394       8,918       8,448
                                           -------     -------     -------
    Net earnings                          $ 13,177    $ 15,123    $ 14,110
                                           =======     =======     =======

Net earnings per basic and
 diluted share of common stock                $.81        $.93        $.87



Weighted average number of
 common shares outstanding              16,246,545  16,249,861  16,311,772



See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows




FOR THE YEARS ENDED FEBRUARY 28 OR 29        FY2001      FY2000     FY1999
(in thousands)

Cash flows from operating activities:
  Net earnings                              $13,177     $15,123     $14,110
  Adjustments to reconcile net earnings to
  net cash provided by operating activities:
    Depreciation and amortization             9,730       5,874       5,352
    Impairment of long-lived assets              --         611          --
    (Gain) loss on the sale of equipment       (709)     (1,234)         30
    Deferred income taxes                      (169)      1,721         727
    Pension plan expense                        950        (181)       (864)
    Other                                       474          97          13
    Changes in operating assets
    and liabilities:
      Receivables                             1,128      (4,620)        184
      Inventories                            (1,117)        573        (247)
      Other current assets,
         including deferred taxes             1,559         178        (355)
      Accounts payable and accrued expenses  (2,266)      1,935      (1,847)
                                             ------      ------      ------
         Net cash provided by
           operating activities              22,757      20,077      17,103
                                             ------      ------      ------

Cash flows from investing activities:
  Capital expenditures                       (3,594)     (2,988)     (3,663)
  Purchase of operating assets,
  net of cash acquired                      (34,339)    (17,319)     (2,302)
  Proceeds from disposal of property          1,141       1,971         468
  Redemption (purchase) of investments        5,853      (9,003)         --
                                             ------      ------      ------
         Net cash used in
           investing activities             (30,939)    (27,339)     (5,497)
                                             ------      ------      ------

Cash flows from financing activities:
  Debt issued to finance
    Northstar acquisition                    36,500          --          --
  Repayment of debt issued to
    finance Northstar acquisition           (10,850)         --          --
  Dividends                                 (10,075)    (10,068)    (10,116)
  Purchase of treasury stock                     (2)     (1,537)     (3,300)
  Proceeds from exercise of stock options       173          --          --
  Other                                        (637)        213        (199)
                                             ------      ------      ------
         Net cash provided by (used
            in) financing activities         15,109     (11,392)    (13,615)
                                             ------      ------      ------

Net change in cash and cash equivalents       6,927     (18,654)     (2,009)
Cash and cash equivalents at
  beginning of year                           2,037      20,691      22,700
                                             ------      ------      ------

Cash and cash equivalents at end
 of year                                    $ 8,964     $ 2,037    $ 20,691
                                             ======      ======      ======

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

FOR THE YEARS ENDED FEBRUARY 28 OR 29                     FY2001      FY2000
(In thousands, except share and par value amounts)

                  Assets
Current assets:
  Cash and cash equivalents                             $  8,964    $  2,037
  Investment securities                                      980       1,438
  Receivables, principally trade, less
    allowance for doubtful receivables of
    $1,484 in 2001 and $1,263 in 2000                     29,957      26,015
  Inventories, at lower of cost
   (principally last-in, first-out) or market             13,088       9,890
  Unbilled contract revenues                                 364       2,058
  Other current assets                                     4,910       1,867
                                                        --------     -------
          Total current assets                            58,263      43,305
                                                        --------     -------

Investment securities                                      2,170       7,565

Property, plant and equipment, at cost:
  Plant machinery and equipment                           90,927      75,326
  Land and buildings                                      22,504      17,811
  Other                                                   13,944      11,192
                                                         -------     -------
                                                         127,375     104,329
  Less accumulated depreciation                           69,594      62,601
                                                         -------     -------
          Net property, plant and equipment               57,781      41,728
                                                         -------     -------

Cost of purchased businesses in excess of
  amounts allocated to net identifiable assets, net       23,615       8,680

Other assets                                               1,025       1,656
                                                         -------     -------

                                                        $142,854    $102,934
                                                         =======    ========

Liabilities and Shareholders' Equity
Current liabilities:
  Current installments of long-term debt                $  4,176    $    302
  Accounts payable                                         6,067       5,380
  Accrued expenses:
    Employee compensation and benefits                     4,161       3,862
    Taxes other than income                                  870         762
    Other                                                  2,634         219
                                                         -------     -------
          Total current liabilities                       17,908      10,525
                                                         -------     -------

Long-term debt, less current installments                 23,555         462
Deferred credits, principally deferred income taxes        9,851       3,680
Shareholders' equity:
  Series A junior participating preferred stock of
    $10 par value.  Authorized 1,000,000 shares;
    none issued                                               --          --
  Common stock of $2.50 par value.  Authorized
    40,000,000 shares; issued 21,249,860 shares           53,125      53,125
  Additional paid in capital                               1,040       1,040
  Retained earnings                                      127,817     125,980
                                                         -------     -------
                                                         181,982     180,145
  Less cost of 4,979,095 shares in 2001 and 5,058,048
    shares in 2000 of common stock in treasury            90,442      91,878
                                                         -------     -------
          Total shareholders' equity                      91,540      88,267
                                                         -------     -------

                                                        $142,854    $102,934
                                                         =======     =======


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1

Significant Accounting Policies and General Matters

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, at February 28 or 29, 2001 and 2000, were $5,475,000 and $1,874,000, respectively. All such investments (consisting of Eurodollar deposits of U.S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents. Such investments exceed total cash and cash equivalents at February 28, 2001 and February 29, 2000 due to outstanding checks issued in the normal course of business.

Investment Securities. Investment securities at February 28, 2001 consist of U.S. Treasury Notes and U.S. Treasury Bills. The Company has the ability and intent to hold these securities until maturity; therefore, they are classified as held-to-maturity and are reflected at amortized cost in the accompanying consolidated financial statements.

Property, Plant and Equipment. Depreciation of property, plant and equipment is provided by the straight-line method at rates presently considered adequate to amortize the total cost over the useful lives of the assets, which range from 3 to 11 years for plant machinery and equipment and 10 to 40 years for buildings and improvements. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit. The Company capitalizes all significant leases which are in substance acquisitions of property.

Intangible Assets. The excess of cost over amounts assigned to net identifiable assets of purchased subsidiaries is amortized on the straight-line basis over periods from 15 to 40 years. Other acquired intangibles are principally non-compete agreements and are being amortized on the straight-line basis over 5 years. At February 28 or 29, 2001 and 2000, accumulated amortization of intangible assets amounted to $3,219,000 and $1,802,000, respectively. The Company assesses the recoverability of intangible assets, including goodwill, by determining whether the asset balance can be recovered over its remaining life through undiscounted future cash flows of the acquired asset. The amount of impairment if any, is measured based on projected discounted future operating cash flows.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In the second quarter of the fiscal year ended February 29, 2000, the Company charged to expense $611,000 resulting from the impairment of intangible assets relating to the Company's InstaColor (Registered Trademark) product line.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value because of the short maturity of these instruments. Long-term debt as of February 28, 2001 approximates its fair value. See also Notes 2 and 4.

Derivative Financial Instruments. Interest rate swaps are held for purposes other than trading. The Company utilized swap agreements related to its term loan to effectively fix the interest rate. Amounts receivable or payable under interest rate swap agreements are recorded as adjustments to interest expense.

Revenue Recognition. Revenue is recognized upon shipment of all printed products. Revenue from fixed contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog which typically ranges from three to twelve months. Advertising expense was approximately $1,847,000 $2,014,000, and $2,310,000 during the years ended February 28 or 29, 2001, 2000, and 1999, respectively. Included in advertising expense is amortization related to direct response advertising of $840,000, $976,000 and $1,169,000 for the years ended February 28 or 29, 2001, 2000, and 1999, respectively. Unamortized direct response advertising costs included in other current assets at February 28 or 29, 2001 and 2000 were $164,000 and $590,000, respectively.

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

Earnings Per Share. Basic earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed by dividing earnings available for common shareholders by the weighted average number of shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. At February 28 or 29, 2001, 2000 and 1999, 794,500; 611,750 and 499,962 options were not included in the diluted earnings per share computation because their inclusion would be antidilutive. There is no difference in the denominator used for basic and diluted earnings per share for all periods presented.

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

Shipping and Handling Costs. During September 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") released Issue No. 00-10, Accounting for "Shipping and Handling Fees and Costs." This standard states that a company may adopt a policy of including shipping and handling costs in cost of sales. Previously, the Company netted shipping and handling costs against shipping and handling revenues. Accordingly, shipping and handling costs have been restated as Cost of Goods Sold and Net Sales and Cost of Goods Sold amounts have been restated for the periods presented. This change in accounting treatment has no effect on net earnings.

NOTE 2

Investment Securities

Amortized cost and estimated fair value of investment securities classified as held-to-maturity were as follows at February 28 or 29, 2001 and 2000 (in thousands):

                                              GROSS
                                            UNREALIZED
                                             HOLDING
                                  AMORTIZED   GAINS    ESTIMATED
                                     COST    (LOSSES)  FAIR VALUE
February 28, 2001
Investment securities:
   Due in less than one year        $  980      $ (4)   $  976
   Due in one to two years           2,170        37     2,207
                                    ------      ----     -----
Total investment securities         $3,150      $ 33    $3,183
                                    ======      ====     =====

February 29, 2000
Investment securities:
   Due in less than one year         $1,438     $ (7)   $1,431
   Due in one to two years            7,565      (75)    7,490
                                     ------      ---    ------
Total investment securities          $9,003     $(82)   $8,921
                                     ======      ===    ======


NOTE 3

Inventories

The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out
(LIFO) cost or market. At February 28 or 29, 2001 and 2000, approximately 65% and 81%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out (FIFO) cost or market. The following table summarizes the components of inventory at the different stages of production (in thousands):

     FEBRUARY 28 OR 29                  FY2001       FY2000

     Raw material                      $ 7,159       $5,592
     Work-in-process                     1,220        1,480
     Finished goods                      4,709        2,818
                                       -------       ------
                                       $13,088       $9,890
                                       =======       ======


The excess of current costs over LIFO stated values was approximately $3,730,000 and $4,033,000 at February 28, 2001 and
February 29, 2000, respectively.

During Fiscal 2001 and 2000, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal year 2001 and 2000 purchases, the effect of which decreased cost of sales by approximately $151,000 in 2001 and $1,222,000 in 2000 and increased net earnings by approximately $95,000 ($0.01 per share) in 2001 and $768,000 ($0.05 per share) in 2000. There were no significant liquidations of LIFO inventories during the year ended February 28, 1999.


NOTE 4

Long-Term Debt

     Long-term debt consisted of the following at February 28, 2001 and February 29, 2000 (in thousands):

     FEBRUARY 28 OR 29              FY2001          FY2000

     Term loan                     $20,150           $ --
     Revolving credit facility       5,500             --
     Industrial revenue bonds        1,340             --
     Other                             741            764
                                    ------            ---
                                    27,731            764
     Less current installments       4,176            302
                                    ------            ---
     Long-term debt                $23,555           $462
                                    ======            ===

The term loan is due in quarterly installments of $850,000 commencing on September 30, 2000 and continuing each quarter until the loan is payable in full on June 30, 2003. Interest payments are required monthly at LIBOR plus one percent (5.38% as of February 28, 2001).

The availability under the revolving credit facility is reduced quarterly by $460,000 commencing on March 31, 2001 and continuing each quarter until the loan matures on June 30, 2003, at which time all amounts outstanding are payable in full. Interest payments are required monthly at LIBOR plus one percent (5.38% as of February 28, 2001). Availability under the revolving credit facility at February 28, 2001 is $6,000,000.

The industrial revenue bonds are obligations of Northstar
Computer Forms, Inc. (Northstar) and require annual principal repayments of $335,000 until fully paid in August 2004. Interest payments are required monthly at a variable rate based upon comparable tax-exempt issues. The Revenue Bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the Revenue Bonds.

The Company utilized swap agreements related to the term loan to effectively fix the interest rate at 6.89% for $25,000,000 of the principal amount of the loan. The fair value of the swap at February 28, 2001 is approximately ($825,000).

The term loan and revolving credit facility are unsecured and contain certain restrictive covenants, including restrictions on additional indebtedness, investments in or advances to others, acquisitions of other businesses, declaration and payment of dividends and repurchase of capital stock.

                            FY2001       FY2000      FY1999
Total interest paid      $2,050,000     $48,000     $48,000

NOTE 5

Shareholders' Equity

     Following is a summary of transactions in shareholders' equity accounts for the three years ended February 28, 2001 (in thousands, except share amounts):

                                                                     ACCUMULATED
                                               ADDITIONAL               OTHER
                                  COMMON STOCK   PAID-IN   RETAINED COMPREHENSIVE     TREASURY STOCK
                               SHARES   AMOUNT   CAPITAL   EARNINGS     INCOME     SHARES     AMOUNT

Balance February 28, 1998   21,249,860  $53,125   $1,040   $119,335     $   --    (4,812,175)  $(91,828)
   Net earnings                     --       --       --     14,110         --            --         --
   Dividends declared
     ($.62 per share)               --       --       --    (10,116)        --            --         --
   Treasury stock issued            --       --       --     (1,022)        --       115,816      2,155
   Treasury stock purchases         --       --       --         --         --      (300,038)    (3,300)
                            ----------   ------    -----    -------      -----     ----------    ------

Balance February 28, 1999   21,249,860  $53,125   $1,040   $122,307     $   --    (4,996,397)  $(92,973)
   Net earnings                     --       --       --     15,123         --            --         --
   Dividends declared
     ($.62 per share)               --       --       --    (10,068)        --            --         --
   Treasury stock issued            --       --       --     (1,382)        --       138,599      2,632
   Treasury stock purchases         --       --       --         --         --      (200,250)    (1,537)
                            ----------   ------    -----    -------      -----     ----------    ------

Balance February 29, 2000   21,249,860  $53,125   $1,040   $125,980     $   --    (5,058,048)  $(91,878)
   Net earnings                     --       --       --     13,177         --            --         --
   Dividends declared
     ($.62 per share)               --       --       --    (10,075)        --            --         --
   Treasury stock issued            --       --       --     (1,265)        --        79,223      1,438
   Treasury stock purchases         --       --       --         --         --          (270)        (2)
                            ----------   ------    -----    -------      -----     ---------     ------
Balance February 28, 2001   21,249,860  $53,125   $1,040   $127,817     $   --    (4,979,095)  $(90,442)
                            ==========   ======    =====    =======      =====     =========     ======



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

NOTE 6

Stock Options

     At February 28, 2001, the Company has two incentive stock option plans: the 1998 Option and Restricted Stock Plan and the 1991 Incentive Stock Option Plan. The Company has 980,777 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five year period.

The per share weighted-average fair value of options granted during fiscal years ended February 28 or 29, 2001, 2000, and 1999, was $0.72, $0.73, and $1.25, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

     FOR THE YEARS ENDED
      FEBRUARY 28 or 29             FY2001       FY2000       FY1999

     Expected dividend yield         8.26%        8.90%        6.02%
     Stock price volatility         21.92%       22.15%       22.14%
     Risk-free interest rate         6.24%        5.25%        4.53%
     Expected option term          6 years      6 years      6 years


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


     FOR THE YEARS ENDED
       FEBRUARY 28 OR 29           FY2001   FY2000    FY1999

     Net earnings:
       As reported                $13,177   $15,123  $14,110
       Pro forma                   13,034    15,006   14,062

     Earnings per share:
       As reported - basic and        .81       .93      .87
       diluted
       Pro forma - basic and          .80       .92      .86
       diluted

Following is a summary of transactions of incentive stock options during the three fiscal years ended in 2001:


	 				            WEIGHTED
                                             NUMBER   AVERAGE
                                               OF     EXERCISE
  FOR THE YEARS ENDED FEBRUARY 28 OR 29      SHARES    PRICE

  Outstanding at February 28, 1998
          (154,522 shares exercisable)      295,837    $13.75
  Granted                                   239,750     10.12
  Terminated                                (35,625)    13.10
                                            -------
  Outstanding at February 28, 1999
          (170,774 shares exercisable)      499,962     12.17
  Granted                                   185,000      8.69
  Terminated                                (73,212)    14.98
                                            -------
  Outstanding at February 29, 2000
          (132,375 shares exercisable)      611,750     10.78
  Granted                                   271,723      7.12
  Terminated                                (88,973)     7.79
                                            -------

  Outstanding at February 28, 2001
          (211,688 shares exercisable)      794,500    $ 9.86
                                            =======


The following table summarizes information about incentive stock options outstanding at February 28, 2001:


                                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                 -------------------                   ---------------------------
                                   WEIGHTED AVERAGE      WEIGHTED                      WEIGHTED
      EXERCISE         NUMBER    REMAINING CONTRACTUAL    AVERAGE         NUMBER        AVERAGE
       PRICES       OUTSTANDING     LIFE (IN YEARS)    EXERCISE PRICE  EXERCISABLE  EXERCISE PRICE
  $ 7.06 to $10.31    614,250            8.3              $ 8.73         60,813         $10.13
   11.06 to  12.00     98,750            5.5               11.15         69,375          11.14
   13.81 to  15.63     36,750            2.8               13.86         36,750          13.86
   19.25               44,750             .8               19.25         44,750          19.25
                      -------                                           -------
  $ 7.06 to  19.25    794,500            5.0              $ 9.86        211,688         $13.03
                      =======                                           =======

                               29

NOTE 7

INCOME TAXES

The components of the provision for income taxes for fiscal years 2001, 2000 and 1999 are (in thousands):

                                     FY2001    FY2000   FY1999
  Current:
       Federal                        $7,661   $6,195   $6,785
       State and local                   902    1,002      936
  Deferred                             (169)    1,721      727
  Total provision for income taxes    $8,394   $8,918   $8,448
                                      ------   ------   ------
  Total income taxes paid             $9,503   $7,609   $7,488
                                      ======   ======   ======

The following summary reconciles the statutory U.S. Federal income tax rate to the Company's effective tax rate:

                                         FY2001   FY2000   FY1999

  Statutory rate                         35.0%     35.0%     35.0%
  Provision for state income taxes,
   net of Federal income tax benefit      2.7       2.7       2.7
  ESOP pass-through dividend deduction   (0.6)     (0.5)     (0.7)
  Goodwill non-deductible                 1.3        --        --
  Other                                   0.5      (0.1)      0.5
                                          ---       ---       ---
           Effective tax rate            38.9%     37.1%     37.5%
                                         ====      ====      ====


The components of deferred income tax assets and liabilities are summarized as follows (in thousands):

  FEBRUARY 28 OR 28                              FY2001    FY2000

  Current deferred asset:
    Allowance for doubtful receivables          $  558     $  442
    Inventory valuation                            290        356
    Employee compensation and benefits           1,408        305
    Other                                          (32)        97
                                                 -----      -----
                                                $2,224     $1,200
                                                 =====      =====
  Noncurrent deferred liability:
    Depreciation                                $8,166     $3,060
    Intangibles amortization and impairments      (344)      (296)
    Prepaid pension cost                           563        321
    Partnership interest                           199        --
    Other                                          169        332
                                                 -----      -----
                                                $8,753     $3,417
                                                 =====      =====

NOTE 8

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


Pension expense for fiscal years 2001, 2000 and 1999 included the following components (in thousands):

                                         FY2001    FY2000  FY1999
   Service cost - benefits earned
       during the current period         $1,474   $1,478   $1,761
   Interest cost on projected benefit
   obligation                             2,439    2,658    2,960
   Expected return on plan assets        (2,496)  (2,846)  (3,005)
   Net amortization and deferral           (467)    (348)    (202)
                                          -----    -----    -----
   Net periodic pension cost             $  950   $  942   $1,514
                                          =====    =====    ======


Assumptions used in accounting for the defined benefit plans for fiscal years 2001, 2000 and 1999 are as follows:

                                         FY2001   FY2000   FY1999

   Weighted average discount rate         7.50%    7.75%    7.25%
   Earnings progression                   4.50%    4.50%    4.50%
   Expected long-term rate of return
   on plan assets                         9.25%    9.25%    9.25%


Assets and obligations for fiscal years 2001 and 2000 are as follows (in thousands):

   FEBRUARY 28 or 29                           FY2001     FY2000

   Projected benefit obligation
   Beginning of year                          $31,875    $39,366
   Service and interest cost                    3,912      4,136
   Actuarial (gain) loss                        2,141     (5,706)
   Benefits paid                               (1,040)    (5,921)
                                               ------     ------
   End of year                                 36,888     31,875
                                               ======     ======

                      Fair value of plan assets
   Beginning of year                          $27,380    $30,784
   Company contributions                           --      1,123
   Net gains                                     (130)     1,394
   Benefits paid                               (1,040)    (5,921)
                                               ------     ------
   End of year                                 26,210     27,380
                                               ======     ======

   Excess of projected benefit obligation
     over plan assets                         (10,678)    (4,495)
   Unrecognized losses and prior service cost  11,652      7,111
   Unrecognized net transition asset being
     recognized over the average
     remaining service life                      (748)    (1,439)
                                                -----     ------
   Prepaid pension cost                        $  226    $ 1,177
                                                =====     ======

NOTE 9

Acquisitions and Disposal

During the third quarter of fiscal 1999, the Company purchased the assets and business of Forms Manufacturing, Inc., a Houston based manufacturer of business forms, for an acquisition cost of $3,435,000. Payment was made with $2,302,000 cash and 115,816 shares of treasury stock valued at $1,133,000. The acquisition was accounted for by the purchase method and the excess of cost over amounts allocated to net identifiable assets of $1,333,000, is being amortized over 15 years.

On November 4, 1999, the Company purchased the general and limited partnership interests in Adams McClure, L.P. The $16,926,000 purchase price for this transaction consisted of $1,250,000 in cash, $1,250,000 in stock (138,599 shares of the
Company's common stock) and assumption of certain liabilities of Adams McClure, L.P. amounting to approximately $14,426,000 which were immediately paid by the Company. The acquisition was accounted for by the purchase method and the excess of cost over amounts allocated to net identifiable assets of $3,467,000 is being amortized over a period of 15 years.

On November 15, 1999, the Company purchased the production equipment, furniture and fixtures, name and operations of American Forms, Inc. In a separate transaction, the Company purchased the land and building currently occupied by American Forms, Inc. The $2,248,000 purchase price of these transactions included a promissory note to pay $525,000 over three years. The excess of cost over amounts allocated to net identifiable assets of $197,000 is being amortized over a period of 15 years.

On June 6, 2000, the Company completed its acquisition of the outstanding stock of Northstar for approximately $44,153,000. The acquisition was financed with $36,500,000 in bank loans with the balance being provided by internal cash resources. Northstar became a wholly owned subsidiary and operates as the Financial Solutions Group. The excess of cost over amounts allocated to net identifiable assets of approximately $14,644,000 is being amortized over a period of 15 years.

The accompanying consolidated financial statements include the operations of Northstar since the date of acquisition. The following table presents certain operating information on a pro forma basis as though Northstar had been acquired as of March 1, 1999, after including the estimated impact of adjustments such as amortization of goodwill and depreciation, interest expense, reduced interest income and related tax effects (in thousands, except per share amount):

FEBRUARY 28 or 29                        FY2001        FY2000

Net sales                               $240,000       $223,907
Net earnings                              13,350         14,540
Earnings per share -
 basic and diluted                           .82            .89

The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

NOTE 10

Segment Information

The Company operates three business segments. The Forms Solutions Group is primarily in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The Promotional Solutions Group is comprised of Adams McClure (design, production and distribution of printed and electronic media), Admore (presentation products) and Wolfe City (flexographic printing, advertising specialties and Post-it (registered trademark) Notes). On June 6, 2000, the Company acquired Northstar which became the Financial Solutions Group. In the comparative prior year periods, the Company reported its Tool & Die
Company as a separate segment. The current year's presentation includes the Tool & Die Company as part of the Forms Solutions Group. All prior year disclosures herein conform to the current year presentation.
Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company's corporate headquarters and other administrative costs. Segment data for the fiscal years ended February 28 or 29, 2001, 2000 and 1999 were as follows (in thousands):




                                      FORMS       PROMOTIONAL     FINANCIAL
	                              SOLUTIONS      SOLUTIONS      SOLUTIONS                      CONSOLIDATED
	                                GROUP         GROUP           GROUP          CORPORATE        TOTALS
Fiscal year ended February 28, 2001:
Net sales                             $119,857       $72,642         $36,687         $     --         $229,186
Depreciation and amortization            3,699         2,883           2,623              525            9,730
Segment earnings (loss)
  before income taxes                   22,782         3,763             753           (5,727)          21,571
Segment assets                          43,738        40,213          45,490           13,413          142,854
Capital expenditures                     1,993           458              --            1,143            3,594

Fiscal year ended February 29,2000:
Net sales                             $121,451       $55,149          $   --         $     --         $176,600
Depreciation and amortization            2,458         2,888              --              528            5,874
Segment earnings (loss)
  before income taxes                   22,300         5,985              --           (4,244)          24,041
Segment asset                           42,950        43,332              --           16,652          102,934
Capital expenditures                       829           169              --            1,990            2,988

Fiscal year ended February 28, 1999:
Net sales                             $113,212       $46,478          $   --         $     --         $159,690
Depreciation and amortization            2,841         1,985              --              526            5,352
Segment earnings (loss)
  before income taxes                   20,752         5,841              --           (4,035)          22,558
Segment assets                          46,121        24,361              --           23,853           94,335
Capital expenditures                     2,922           411              --              330            3,663


"Post-it" is a registered trademark of 3M.

NOTE 11



Quarterly Information (Unaudited)

QUARTER ENDED                                       MAY         AUGUST         NOVEMBER      FEBRUARY
(in thousands, except per share amounts)
Fiscal year ended February 28, 2001:
   Net sales                                      $49,347       $58,805	        $61,382       $59,652
   Gross profit                                    14,687        17,133          17,442        13,584
   Net earnings                                     3,854         3,785           4,023         1,515
   Dividends paid                                   2,510         2,522           2,522         2,521
   Per share of common stock:
	Basic and diluted net earnings                .24           .23             .25           .09
	Dividends                                    .155          .155            .155          .155

Fiscal year ended February 29, 2000:
   Net sales                                      $42,114       $40,519         $43,450       $50,517
   Gross profit                                    11,988        12,408          13,612        14,777
   Net earnings                                     3,234         3,905           3,960         4,024
   Dividends paid                                   2,519         2,520           2,519         2,510
   Per share of common stock:
	Basic and diluted net earnings                .20           .24             .24           .25
	Dividends                                    .155          .155            .155          .155


Notes:
Gross profit and net earnings for the fourth quarter of fiscal 2001 were adversely affected by the consolidation and integration of the Company's Louisville operations with its Adams McClure operations in Denver. The impact of this event reduced net earnings approximately $0.10 per share. Year end adjustments related to physical inventory counts and LIFO Valuation were negligible. Revenue in the Forms Solutions Group, like the economy, reflected weakness resulting in lower than expected earnings in the quarter.

The fourth quarter of fiscal 2000 earnings benefited from year-end adjustments related to physical inventory counts and LIFO valuation of approximately $434,000, net of income taxes, ($.03 per diluted share).

The second quarter of fiscal 2000 includes a charge of $384,000, net of income taxes, ($0.02 per share) resulting from the impairment of intangible assets relating to the Company's InstaColor (registered trademark) product line and a gain of $743,000, net of income taxes, ($0.05 per share) from the sale of rental property in Boulder City, Nevada.

Independent Auditors' Report

The Board of Directors and Shareholders
Ennis Business Forms, Inc.:

We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ennis Business Forms, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States of America.




	                             /S/ KPMG LLP


Dallas, Texas
April 12, 2001

FACILITY DESCRIPTIONS

PROMOTIONAL                                 FORMS
Bell, California                            Paso Robles, California
 Presentation Products & Packaging          Custom Forms & Bank Checks
 Promotional Products                       Guest Checks
Denver, Colorado                            Custom Labels
 Boxes & Dies                               Software Compatible Forms & Bank
                                              Checks(Imprinted)
 Graphic Design & Prepress                 Moultrie, Georgia
 Point of Purchase Displays                 Custom Forms & Bank Checks
Macomb, Michigan                           DeWitt, Iowa
 Presentation Products & Packaging          Custom Forms & Bank Checks
 Promotional Products                       Custom Labels
Dallas, Texas                               Software Compatible Forms & Bank
                                              Checks (Imprinted)
 Fulfillment                                Tags
Wolfe City, Texas                          Ft. Scott, Kansas
 Advertising Specialties                    Business Forms & Supplies
                                              (Imprinted)
 Labels                                     Guest checks
 Post-it(registered trademark)             Coshocton, Ohio
 Notes                                      Custom Forms & Bank Checks
  Promotional Products                     Portland, Oregon
  Tags                                      Custom Forms & Bank Checks
                                           Knoxville, Tennessee
                                            Custom Forms & Bank Checks
                                           Dallas, Texas
                                            Connolly Tool & Die
                                           Ennis, Texas
FINANCIAL                                   Award Ribbons
Golden, Colorado                            Copier & Computer Supplies
 Internal Bank Forms                        Custom Forms & Bank Checks
 Negotiable Documents                       Guest Checks
Nevada, Iowa                                Register Forms & Sales Books
 Internal Bank Forms                        Software Compatible Forms &  Bank
                                              Checks (Imprinted)
 Negotiable documents                      Houston, Texas
Brooklyn Park, Minnesota                    Custom Forms & Bank Checks
 Negotiable Documents                      San Antonio, Texas
Roseville, Minnesota                        Custom Forms & Bank Checks
 Internal Bank Forms                       Chatham, Virginia
 Negotiable Documents                       Custom Forms & Bank Checks
Bridgewater, Virginia                       Guest Checks
 Internal Bank Forms                        Register Forms & Sales Books
 Negotiable Documents                       Software Compatible Forms &  Bank
                                              Checks (Imprinted)