Form 10-K, Exhibit 13
period 2002-02-28
ENNIS BUSINESS FORMS INC
filed 2002-05-20
CIK 33002

Contents

     2  Letter To Shareholders
     6  Leading The Way
     8  Forms Solutions Group
    10  Promotional Solutions Group
    12  Financial Solutions Group
    14  Selected Financial Data
    14  Management's Discussion and Analysis
    18  Ten-Year Financial Review
    20  Consolidated Financial Statements
    36  Independent Auditor's Report



Annual Summary
--------------


                                           Fiscal Year Ended
                                 February 28, 2002    February 28, 2001   % Increase
                                 -----------------    -----------------   ----------
Net Sales                          $236,923,000         $229,186,000          3.4%
Earnings before income taxes         24,403,000           21,571,000         13.1
Income taxes                          9,437,000            8,394,000         12.4
Net earnings                         14,966,000           13,177,000         13.6
Dividends                            10,089,000           10,075,000           .1
Per share of common stock:
   Diluted earnings                         .92                  .81         13.6
   Dividends                                .62                  .62           --
Weighted average number of
   shares of common stock
  outstanding - diluted              16,318,718           16,257,897           .4


Letter to the Shareholders

Our goals for fiscal year 2002 were primarily in the areas of integrating our acquisition of the Financial Solutions Group, improving operations in the Promotional Solutions Group, and the development of new market channels in the Forms Solutions Group. The revenues of our Company have grown by 34.2% in the last two years, and a period of internal focus was appropriate.

As the year began, we had no idea of the challenges that would face our country during the 2002 fiscal year. As the events of 9/11 unfolded, the business climate took a bearish turn, which influenced the economy, the rest of the year. The impact on the stock market was dramatic, further dampening economic and consumer activity. In this cautious environment, our planned internal focus for the year proved to be a prudent strategy.

Promotional Solutions Group

Our first area of concentration was in resolving the problems we had encountered in the Promotional Solutions Group last year. As explained in the previous annual report, the consolidation of facilities into the Denver operations and additional new business opportunities caused problems, which impacted our fourth quarter of fiscal year 2001. Those problems were eliminated in the first quarter of 2002, and the Promotional Solutions Group was able to return to its planned role. While FY 2002 was an extremely poor year for the advertising business, (a major market segment for our group), Adams McClure, our recent acquisition and major entry in this market, was able to grow 23%, and return cash flow and profits to the acquisition model expectations. In addition, our opportunities in the Point-of-Purchase (POP) market continue to look positive. We expect to see continued growth in this arena, with continued focus on improving the profitability.

Financial Solutions Group

The Financial Solutions Group continues to be a very successful acquisition. While the market in general was soft last year, Northstar continued to increase its market share in several key products. We were pleased to announce the extension of our contract with Travelers Express Company. This contract is for the printing and fulfillment of negotiable documents, and will continue through 2005. After a decline in activity in the previous year, the General Financial Supply (GFS) division of Northstar experienced growth through FY 2002. The impact of consolidation in the financial services industry is a major driver in this market. General Financial Supply's primary facility in Nevada, Iowa will gain significant building space this year. An agreement has been reached with the city of Nevada, Iowa to do a like-kind exchange for a larger building. The new building will increase our available manufacturing and warehouse space by 150%, without a major increase in operating expenses. This will enable GFS to better serve the internal bank forms market, which includes items such as bank envelopes, cash tickets, teller receipts and other products. The cash flow from the Northstar companies continues to be strong and has been more than sufficient to service the debt incurred to purchase Northstar.

Forms Solutions Group

The Forms Solutions Group continues to lead the forms industry in its financial performance. We believe that the management of the operations in this group is the primary reason we enjoy the industry's best returns. Our successful implementation of a proprietary planning and control package over the last three years is a key to our success. This process enables our managers to anticipate problem areas very early in a business cycle, and take the appropriate actions before excess costs are incurred. The past year was an excellent example of their ability to make timely adjustments. As the economy slowed early in the year, and then cooled much faster after 9/11, they reacted quickly to the information which the system provided. New internal software from our major software upgrade will only further enhance this capability. With all the inherent problems and risks in changing to an enterprise software system, we are happy to report that we have a number of plants now operating well on the new platform. We will substantially add to that number of plants in fiscal year 2003.

The Forms Solutions Group remains firmly committed to its position as a partner to the reseller community. We are gratified to see the distributor market continuing to make strides in gaining additional market share from the direct selling channel. We believe this is a testament to the added
service the distributor channel delivers to the end user.   One
of the most important services that this channel offers the customer is their vast experience in printing and fulfillment. Ennis has responded to our resellers by adding additional products, warehousing and fulfillment capabilities. We are also finding new paths to the end user through our reselling partners. We hope to see these initiatives fully develop in the coming year.

Fiscal Year 2002 Results

Our goal of internal focus and increased earnings was achieved. Specifically, for the fiscal 2002 twelve-month period, the Company reported net earnings of $14,966,000 or $.92 per diluted share, compared with net earnings of $13,177,000 or $.81 per diluted share for the fiscal 2001 year. This was a 13.6% increase over last year. Net sales amounted to $236,923,000 as compared to $229,186,000 for the same period last year, an increase of 3.4%.

Financial Condition

Our financial condition remains very strong. As of February 2002, the ratio of current assets to current liabilities was 2.6 to 1 with a debt to equity ratio of .1 to 1. Our Return on Equity amounted to 16%. The acquisition debt has been reduced from $36,500,000 at the time of purchase, to $16,900,000 in just 21 months.

Financial reporting is an area that has received an extreme amount of press recently. Ennis is proud to say that we have continued to follow a very conservative approach in our reporting to our shareholders. We continue to accomplish our results without resorting to restructuring charges, an achievement dating back to 1972.

We have not and will not use alternate reporting formats, generally characterized by the term pro forma, to communicate our financial results. While recognizing that such reporting methods are quite common in public companies today, we believe that Generally Accepted Accounting Principles (GAAP) is the only standard to report financial results, and creates less confusion for the investor. Except as required by GAAP, no pro forma operating results are included in the Company's financial statements and related footnotes.



Dividend Policy

The Company's dividend policy will continue to be an important part of our delivery of value to our shareholders. A sustained dividend payment provides a strong indication of a company's financial health. Ennis shareholders enjoyed a dividend of $.62 a share last year. In a difficult year for the stock market, many Ennis shareholders called to express their comfort with the reliability of the dividend check each quarter. While we recognize that not all investors see dividends in this light, we are still proud of the fact that Ennis has now paid a dividend for 29 consecutive years. The Board of Directors and Company Management will continue to review various uses of the company cash on a regular basis, but it is our belief that the dividend is of great importance to the majority of our stockholders. With our continued excellent cash flow, the Board of Directors does not anticipate a change in the Company's dividend policy.

Moving Forward

There was no acquisition activity for the past year, as was the plan. As you read earlier, we concentrated our cash flow on retiring debt. The printing industry continues to provide buying opportunities for companies in a stable financial position. We will investigate those companies for products that add value to the Ennis product offering, or bring a new service to our customer base. Several companies are currently available at the time of this printing. We will continue to investigate, but remain committed to buy only good value at a fair price. We have learned from many examples in the industry that buying at a reasonable price is the first step in a successful acquisition. Ennis intends to continue to be conservative in investing its shareholder's assets.

The cross-selling of Ennis products to customers of the three product groups is a major opportunity for fiscal 2003. We now have multiple success stories of customer migration between our business units. At our annual management meeting this past February, a major theme of our agenda was cross-selling to our customers. The first challenge has been to educate our own workforce to the diverse product offering now available from Ennis. As that process continues, we are seeing success with our current forms customer base. Recent activity includes Point-of-Purchase products sold through large distributors, resellers and manufacturing companies. The Financial Solutions Group has delivered several new opportunities to the Forms Solutions Group, and the reverse is also true.

The Ennis National Marketing Department is now playing a larger role in directing this activity, and has recently developed product literature to assist our resellers in understanding the entire Ennis line of printed products. We believe that the coming year will see a meaningful increase in this type of activity.

We would like to thank our shareholders, customers, and employees for their continued support. While it has been a difficult year for our country and its citizens, the Ennis operations concentrated on the work at hand and delivered a profitable year. Our constant commitment to increasing shareholder value through solid fiscal and operating decisions will continue as the platform of our future.



Keith S. Walters
Chairman, CEO & President

Leading the Way

Through Times of Change

Ennis continues to set an industry standard through times of change by constantly thinking of new ways to provide printed business product solutions; to expand through internal growth and acquisitions; and to strategically plan for tomorrow's changes in the industry. We will continue to lead the way in our industry today, tomorrow and long into the future, through strength in history, connecting with customers and providing solutions.

Through Strength of Our History

Ennis is among the largest private-label printed business products suppliers in the United States. Founded in 1909, we have established ourselves as an industry leader built on quality products and solid financial ground. We began with tags to serve the cotton farming industry and later introduced sales books. Ennis established a foundation that has been preserved over the years. Register and multi-part forms were next, which brought about the business forms and supplies line, labels and software compatible forms and checks. Advancements enabled Ennis to improve upon its existing product line to provide advertising specialties, presentation products, awards and ribbons, commercial printing, adding more facilities and Ennis employees.

In the last few years, Ennis acquired the Adams McClure and Northstar companies. These acquisitions enabled Ennis to further diversify its product offering with Point-of-Purchase displays, packaging, lenticular items, internal bank forms and negotiable documents. Today, 29 manufacturing facilities in 12 states comprise the complete product distribution network, offering unmatched national coverage to compliment its diverse product offering. Because of Ennis' history of strength and continued growth, we are able to connect with our customers on the quality products and solutions they require.

Through Connecting With Customers

Ennis continues to have strength by connecting with our customers. Connecting with customers just doesn't happen overnight. It comes from understanding who they are today and designing products and services that they need for tomorrow. By connecting with our customers, we have changed our operating structure with the formation of distinct solutions groups to concentrate on our Company's historical strengths, while moving toward aggressive solutions. By finding out what the customer needs, Ennis has obtained an ever-growing number of distributors. Ennis is able to research, develop and manufacture products to keep up with the demands of the ever-changing marketplace.

The Ennis HOT Line was recently relocated from Ennis, Texas to the corporate office in DeSoto, Texas, as part of a refocusing effort. Now more than ever the HOT Line will act as a liaison connecting the Ennis network with our customers. This improved connection will insure that we are constantly in touch with customer issues and are able to address opportunities as soon as they arise.

Another part of this refocus is providing marketing materials, such as promotional catalogs, brochures and postcards. Improved customer service allows us to better serve our customers and provide quality solutions that they have come to expect from Ennis.

Through Providing Solutions

The range of our Company's line of products is constantly broadening thanks to the three solutions groups - Forms, Promotional and Financial - research efforts to improve products, and anticipate needs for new applications. With these solutions groups, Ennis serves its customers as a "one-stop" source for an extensive line of traditional, as well as non-traditional printed business products.

Providing solutions with product selling tools to educate our customers on what Ennis manufactures and helping them provide solutions to their customers, continues to be the focus of our National Marketing Department. Our new corporate image campaign has succeeded over the last year to provide high quality graphic design and marketing strategies through mediums of advertising.

Ennis also provides personalized service to its customers through its Cooperative Marketing Program. The program allows distributors to purchase promotional literature, such as catalogs, brochures and postcards, blank or personalized with their company information, as well as a program for distributor versions of Ennis' online stores.


Through Our Continued Success

Indeed, much was accomplished in our history to provide a solid foundation that allows Ennis to continue to grow. Our stability and ability to connect with and provide solutions for our customers, enables Ennis to continue our focus of satisfying our customers and leading the way to a successful future.

Forms Solutions Group

Stability in an Unstable Marketplace

The events of this past year have and continue to have a dramatic effect on our industry and our nation. Ennis' Forms Solutions
Group is no exception and the group's FY 2002 figures reflect the challenges many in our country have had to face.

The Forms Solutions Group, while never satisfied with a sales decline, should nonetheless be proud of the overall results in very uncertain economic times. Few, if any, companies in our industry are able to match our group's overall performance.

The Forms Solutions Group remains the leading wholesale manufacturer of traditional business forms and related products. The group's fourteen manufacturing facilities located across the country enable customers to not only choose from an extensive product offering, but also choose the plant location, which best serves their geographic need.

The Forms Solutions Group recognizes the importance of its financial stability to our shareholders, our customers and our industry. The Forms Solutions Group understands the commitment that Ennis Business Forms, Inc. has made to the business forms industry and is confident that the group will continue to lead and prosper in this segment for many years.

We have the ability to build on our strengths and advantages and also recognize and react to change when necessary.

Building on Our Advantages

One of the strengths of our group continues to be a large diverse customer base. As we move forward, we must capitalize on this advantage by leveraging our relationship with these customers into more and broader product sales.

FY 2002 was our first full year with three distinct groups. This past year the Promotional, Financial, and Forms Solutions Groups learned about each other's products, processes, customers, and markets and have had some success at cross-selling. The groups have committed in FY 2003 to use our customer relationship strengths to capitalize on this opportunity.

Acquisitions and consolidations have resulted in standardization and aggregate purchasing, providing Ennis with a competitive advantage. Our nationwide network of manufacturing plants, provide the resources and capacity to develop single source solutions for end-users through our distributors, and yet deliver from our regional facilities. This minimizes freight time and costs.

Each year we continue to see consolidation within our industry. Competitors, customers, and suppliers either consolidate (bought, sold or merged) or simply cease to exist. There is a clear reduction in industry capacity, with the result being widespread consolidation. In this environment vendors and customers are seeking a stable, dependable, and reliable manufacturer of business forms. Ennis is rapidly becoming the manufacturer of choice.

We have added equipment and upgraded existing production
equipment to better serve the market demand.   The supply chain
we now bring to the market reduces cycle time and product costs. The low debt load of Ennis provides an operating maneuverability and stability rare in our industry today. Pro-distributors, printers, and even direct sell manufacturers are seeking partnerships with Ennis as the preferred source for the future. In the past, distributor penetration of the Fortune 1000 and even Fortune 500 accounts with Ennis products was difficult. Ennis produced products have now begun flowing to and through this segment, and the future holds a number of exciting opportunities for Ennis and their distributors in this regard.

Creating Opportunities

The rock solid financial base of our company has allowed us to plan for the future, developing specific value-added programs for market channels and customer segments.

With the combined efforts of the three solutions groups, Ennis offers the most comprehensive product offering in the industry. More attention has been focused on leveraging existing relationships company-wide to allow the full breadth of Ennis' product line to be offered to clients searching for business forms and other product solutions. Plant managers are all devoting significant time creating opportunities through a company-wide formal CRM (Customer Relationship Management) Program.

Current Ennis programs are in place to help the distributor in the selling process. Selling tools such as end user directed marketing materials, e-commerce and Internet solutions, as well as the knowledge supplied from Ennis personnel are helping our distributor base.

To grow we must help these distributors in their selling efforts. The Forms Solutions Group recognizes this as a natural evolution in our industry. These circumstances will offer challenges and change for our group in the future, and we are positioned well to evaluate these opportunities.

Promotional Solutions Group

Looking Back

The fiscal year 2002 has been a year of transition for the Promotional Solutions Group. This transition has been a result of both internal changes within the company and external factors related to the industry and the economy. Our internal structure has been strengthened, and as a group we have been able to provide our customers with innovative promotional solutions during the challenging times presented by the economy and events of the past year.

In early last year, Adams McClure went through a time of restructuring and renewed focus in order to overcome inadequate financial results following the consolidation of operations into the Denver plants during fiscal year 2001. The result was a change in management structure, evaluation and elimination of unprofitable product lines and business segments, and an aggressive cost reduction program. Through all the changes, we remained focused on our core strengths and a business objective that would provide sales growth. Adams McClure accomplished overall sales growth during the past year of 23%, despite a reduction in sales revenue associated with the elimination of non-profitable accounts, low margin business segments, and the transfer of business to other Ennis locations. The Promotional Solutions Group's fiscal 2002 sales were $73,496,000 compared to $72,642,000 in 2001. Utilizing a strong track record with major corporate customers, we have expanded business within our current client base as well as developed new customers. In both cases, we were able to build strong customer relationships because we fulfill the need for quality, dependability, and comprehensive capabilities which allow our customers to successfully produce and distribute large promotional programs. The impact of these changes during the past year has resulted in an improvement of $3.6 million in profit, when comparing 2002 and 2001.

Admore has implemented a new marketing strategy to grow through traditional presentation product sales, as well as unique custom designed programs. This new marketing campaign and a lower, competitive, price strategy has shown returns in the first few months of implementation. We are aggressively promoting the new Admore to our customers through our new catalog, sales kit and advertising campaign. Additional marketing tools used to cross-sell to the Forms Solutions Group's customers have opened up new opportunities.

The Wolfe City Tag & Label facility continues to develop new products. These new products are the result of customer requests, equipment refitting efficiencies, as well as employee developed programs. We anticipate these changes will allow for additional opportunities through our traditional distributors in the Forms Solutions Group and new opportunities from our Promotional Solutions Group partners.

The economic climate of the past year presented challenges to many businesses. Commercial printing in general experienced a reduction in sales volume as customers looked for ways to reduce expenses to preserve profits or reduce losses. As companies focused on maintaining market share and consumer confidence, they looked for cost-effective ways to promote products and services.

The Promotional Solutions Group product line of Point-of-Purchase
(POP) advertising, labels, presentation products and temporary promotional programs provided solutions of accomplishing that goal for our customers. As our customers looked for solutions that allowed them to react quickly to a changing economy, we were prepared to provide the experience, capability, capacity and quality necessary to produce complete promotional programs in very short time frames.

Moving Forward

The Promotional Solutions Group continues to look at cost reduction measures in an effort to further improve profitability, and we will continue to utilize a refined marketing effort that presents our ability to provide the promotional solutions that our customers need.

Our ability to react quickly to the needs of our customers presents many challenges. Production processes must be effectively managed in order to produce efficiently, while maintaining the flexibility needed to accommodate last minute changes demanded by the marketplace. We are improving our integrated and centralized estimating, scheduling, and job costing system to provide the tools and information necessary to manage our manufacturing processes effectively. An improved purchasing system implemented last year continues to assign the raw materials that are needed in the most cost effective manner, while maintaining inventory balances at the lowest possible levels. The Promotional Solutions Group plants continue to work together to develop complete programs. We also provide opportunities to other Ennis facilities based on their capability to produce elements within large promotional programs. We will continue to provide the most cost effective options for our customers.

As we enter a new year, the prospect for continued sales growth looks very good. The business climate is improving, and if the economy improves, corporations will continue to develop advertising campaigns which utilize promotional printing in an effort to increase market share. We plan to continue our marketing campaign to our current channels in order to increase overall company awareness, with additional emphasis on the successful programs we currently manage. We look forward to continued sales growth by expanding services to our existing clients, and by expanding our customer base.

The Promotional Solutions Group's focus will continue to be on providing a complete, one-stop, resource for advertising and promotional programs. We will continue to develop and incorporate new technologies and capabilities that allow us to provide a more fully integrated program for our customers. As new opportunities evolve, and as the promotional market continues to demand quick reaction and accurate execution, we will have the technology, capability, and expertise to meet those requirements.

Financial Solutions Group

The Financial Solutions Group performed well during this year of economic change. We experienced a growth in revenue and an increase in profit. The group is comprised of five plants that provide products and services for the financial industry. These plants are the former Northstar Computer Forms which was acquired by Ennis in June of 2000. The group is divided into four business segments: internal bank forms, negotiable documents, business forms, and distribution services. Northstar uses multiple channels of distribution to provide products and services to the four market segments. Most of the business is sold through distributors and manufacturing reps. Internal bank forms are also sold to the Top 200 banks in the country and to the major printing companies in the forms industry. The end users include financial institutions and processors of MICR encoded documents.

The Economy

Financial institution acquisitions and divestitures slowed as a result of the economy this past year. This gave our group the opportunity to focus attention on internal programs. Northstar has now completed a full fiscal year as a part of the Ennis family. The transition has been smooth and the opportunity to cross-sell products and services, even in the more difficult economic conditions, has been an improvement over the prior year. Northstar continues to be the leading provider of internal bank forms and negotiable products in the industry. Last year was a near record year in spite of economic softness.

Internal Focus

The slower economy provided the group with a chance to concentrate on improving products and services to existing customers. The major accomplishment for the year was obtaining a three-year extension of our official check and money order contract with Travelers Express Company. We provide 100% of the MICR requirements for this financial item processor.

In last year's annual report, we spoke of the integration and cross-selling of the Forms Solutions Group's and the Financial Solutions Group's products and services to Safeguard Business Systems. Northstar created a digital print-on-demand laser printing solution for Safeguard in the production of their business check requirements, including commercial deposit tickets and stamps. This provided extensive use of laser printing technology which eliminated film, proofs, printing plates, and mechanical numbering machines.

The group made presentations to four of the Top 200 banks and received additional business from three of them. Many of the larger banks are looking for solutions in laser printing, e-commerce, image processing, and total forms management.

Northstar has the technology and capacity to offer a turn-key solution. The volume of internal bank forms should increase as the economy recovers and bank mergers/acquisitions heat up again.

In our efforts to expand products and services, we started a program to furnish check base stock to several of our key distributors. This check stock, which exceeds all ANSI standards, is used by banks with their own table-top laser printing systems. It is an excellent way for banks to be assured they are using the latest materials that combat fraud and counterfeiting.

The Company is focusing on expanding business in the negotiable documents area. Currently we are operating under a letter of intent and negotiating a contract with a major MICR item processor. This customer approached Northstar because of their MICR expertise and ability to print and distribute secure documents. A selling point was our ability to use the Internet to process color proofs, to place orders, and to track shipping information.

Future Direction

This past year, the greatest change in operations revolved around e-commerce solutions for our customers. These activities range from providing one day service through laser printing, to using barcode systems for forms management and inventory control. Our e-commerce activities have significantly lowered the amount of time that orders remain in production. We are able to offer the customer significantly better inventory turns by increasing print-on-demand for short order quantities and reducing the need for high inventory levels in longer run requirements. Northstar's e-commerce platforms are undergoing continual change because of the dynamic changes in technology. The use of database systems has greatly enhanced the amount of online information relating to order status and shipment tracking available to our customers at their convenience.

Last year we reported that Northstar is the first industry leader to put holograms on bank documents in order to reduce fraud and counterfeiting. This product offering is now a full two-shift operation and has involved several major banks going to custom designed holograms to serve a dual purpose of security and marketing. We will continue to use holograms, watermarks, and thermochromic inks as the basis for providing the most secure product line offered by a major printer.

In the future, Northstar will use e-commerce combined with our expertise in combating fraud and counterfeiting to increase our products and services to financial institutions and processors of MICR documents. Our focus will continue to strengthen our position as the leading security documents printer in the United States. Technologies employed will be MICR, bar codes, ICR, OCR, secure inks, taggents, watermarks, and holograms. As technology changes, Northstar will continue to offer customer solutions with added value at very competitive prices.

Selected Financial Data
-----------------------

Years ended February 28 or 29     2002      2001      2000      1999     1998
(In thousands, except per share   ----      ----      ----      ----     ----
amounts)
-------------------------------
Net sales                       $236,923  $229,186  $176,600  $159,690 $162,962
Net earnings                      14,966    13,177    15,123    14,110   10,208
Net earnings per basic and
   diluted share of common stock     .92       .81       .93       .87      .62
Total assets                     139,034   142,854   102,934    94,335   94,474
Long-term debt                     9,170    23,555       462         7      206
Cash dividends per share             .62       .62       .62       .62      .62
   of common stock



Management's Discussion and Analysis



Liquidity and Capital Resources
The Company has maintained a strong financial position with working capital at February 28, 2002 of $38,680,000, a decrease of 4.2% from the beginning of the year, and a current ratio of
2.6 to 1. The decrease is due to the maturation of long term debt and reclassification of the $5,000,000 bank revolving credit facility to current liabilities resulting from amending the loan agreement. The Company has $16,180,000 in cash and cash equivalents, $1,802,000 in short term investments, and $9,170,000 in long-term debt, less current installments. The Company's acquisition in fiscal 2001 of Northstar Computer Forms, Inc. (Northstar) for approximately $44,153,000 was financed with $36,500,000 in bank loans with the balance being provided by internal cash resources. The Company made scheduled payments of $5,380,000 and pre-paid $3,510,000 of the debt financing during the year ended February 28, 2002. The Company anticipates repaying the long-term debt of $1,850,000 per quarter until it is extinguished in June 2003. The Company expects to generate sufficient cash flow to more than cover its operating and other capital requirements for the foreseeable future.



Accounting Standards
Effective March 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recognized on the balance sheet at fair value. Changes in fair values of derivatives are accounted for based upon their intended use and designation.

The Company's interest rate swaps are held for purposes other than trading. The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. Amounts receivable or payable under interest rate swap agreements are recorded as adjustments to interest expense. This swap has been designated as a cash flow hedge and the after tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instrument is recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.

Effective March 1, 2002, the Company has adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (SFAS No. 142). The Company tested for impairment using projected cash flows and representative earnings multiples for the industry. Based on the test, no impairment of goodwill is indicated. Adoption of SFAS No. 142 is estimated to increase after-tax earnings by approximately $.06 per diluted share for the fiscal year 2003 due to goodwill no longer being amortized.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which is effective for the Company beginning March 1, 2002 and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). SFAS No. 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS No. 121 with regard to the impairment of long-lived assets. The Company is in the process of evaluating the impact of the provisions of SFAS No. 144.



Results of Operations
2002 as compared to 2001
Net sales in 2002 increased 3.4% from 2001. Sales increased primarily as a result of the inclusion of Northstar Computer Forms, Inc. (Northstar) for the full fiscal year 2002 compared to the nine month period subsequent to its acquisition in fiscal 2001. Northstar, now known as the Financial Solutions Group, was acquired in June of 2000. Northstar accounted for a 5.8% increase in sales. The Promotional Solutions Group sales increased slightly and accounted for .4% of the increase. The Forms Solution Group experienced a decrease in sales of 2.8% due to the general economy and business declines.

The gross profit margin remained constant at 27.4% in fiscal years 2001 and 2002. The Financial Solutions Group and Promotional Solutions Group gross profit margin increased from 25.7% and 21.3%, respectively, in fiscal 2001 to 27.5% and 23.1%, respectively, in fiscal 2002. The increase in profit margin at Adams McClure, a member of the Promotional Solutions Group, is a result of operating initiatives implemented by management to address consolidation and integration problems. The increase in profit margin in the Financial Solutions Group results from better fixed cost absorption due to increased sales. The Forms Solutions Group gross profit margin decreased from 31.1% in fiscal 2001 to 29.6% in fiscal 2002. The decrease is a result of less fixed cost absorption due to decreased sales as noted above.

Selling, general and administrative expenses decreased 3.4% during fiscal 2002 as compared to 2001. The decrease in selling, general and administrative expenses was primarily attributable to successful consolidation and integration initiatives implemented by management in the Promotional Solutions Group accounting for a 6.6% reduction. Selling, general and administrative expenses in the Corporate segment and Forms Solution Group accounted for 1.1% and 1.9% of the reduction, respectively, due to cost reduction programs. The inclusion of Northstar for the full fiscal year 2002 offset the total decrease by 6.2%.

Investment and other income decreased 26.3% in 2002 as compared to 2001 due to decreases in interest rates for the year.
Interest expense decreased from $2,046,000 in fiscal 2001 to $1,949,000 in fiscal 2002 as a result of reductions of Northstar financing debt. Other income (expense) decreased 181% in 2002 as compared to 2001. Other income in 2001 included a pre-tax gain of $653,000 resulting from the sale of the Louisville facility.

The Company's effective federal and state income tax rate for 2002 was 38.7%, as compared to 2001's effective rate of 38.9%. The primary reason for the decrease is the recognition of tax benefits related to the charitable contribution of one of the Company's warehouse buildings in fiscal 2002.


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

The gross profit margin decreased from 29.9% in fiscal 2000 to 27.4% in fiscal 2001. The decrease in gross profit margin is primarily a result of the consolidation and integration of our Louisville operations with our Adams McClure operations in Denver. In addition, the decrease in gross margin is attributable to the fact that our acquisitions, as reflected in the Promotional Solutions Group and the Financial Solutions Group, typically have lower gross profit margins than that of the Forms Solutions Group.

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


Critical Accounting Policies and Judgements
In preparing our financial statements, we are required to make estimates and assumptions that affect the disclosures and reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to bad debts, inventory valuations, property, plant and equipment, intangible assets and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

We exercise judgment in evaluating our long-lived assets for impairment. We believe our businesses will generate sufficient undiscounted cash flow to more than recover the investments we have made in property, plant and equipment, as well as the goodwill and other intangibles recorded as a result of our acquisitions.

Revenue is recognized upon shipment for all printed products.
Revenue from fixed price contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Derivative instruments are recognized on the balance sheet at fair value. Changes in fair values of derivatives are accounted for based upon their intended use and designation. The Company's interest rate swaps are held for purposes other than trading.
The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. Amounts receivable or payable under interest rate swap agreements are recorded as adjustments to interest expense. This swap has been designated as a cash flow hedge and the after tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instrument is recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.




Market Risk
The Company is exposed to market risk from changes in interest rates on debt. A discussion of the Company's accounting policies for derivative instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated
Financial Statements.

The Company's net exposure to interest rate risk consists of a floating rate debt instrument that is benchmarked to European short-term interest rates. The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes. The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The Company's variable rate financial instruments, including the outstanding credit facilities, totaled $17.91 million at February 28, 2002. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate financial instruments as of February 28, 2002 would be immaterial. This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.


Management's letter to shareholders, operations overview and discussion and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market for traditional forms products, variability in the prices of paper and other raw materials, and competitive conditions associated with the Company's products. Because of such uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements which speak only as of April 5, 2002.

Financial Data
Ten Year Financial Review

Fiscal Years
(In thousands, except per share and per dollar of sales amounts)
                                2002        2001       2000       1999
                                ----        ----       ----       ----
Net sales                     $236,923    $229,186   $176,600   $159,690

Earnings before income taxes    24,403      21,571     24,041     22,558

Provision for income taxes       9,437       8,394      8,918      8,448

Net earnings                    14,966      13,177     15,123     14,110

     Per dollar of sales          .063        .057       .086       .088

     Per common share -
       diluted                     .92         .81        .93        .87

Dividends                       10,089      10,075     10,068     10,116

     Per share                     .62         .62        .62        .62

Shareholders' equity            96,035      91,540     88,267     83,499

     Per share                    5.89        5.63       5.45       5.12

Current assets                  62,646      58,263     43,305     52,676

Current liabilities             23,966      17,908     10,525      8,367

Net working capital             38,680      40,355     32,780     44,309

Ratio of current assets
  to current liabilities         2.6:1       3.3:1      4.1:1      6.3:1

Depreciation of plant
  and equipment                  8,683       8,313      5,389      4,941

Additions to property,
  plant and equipment            2,254       3,594      2,988      3,663

Financial Data
Ten Year Financial Review

   1998      1997       1996       1995      1994       1993
   ----      ----       ----       ----      ----       ----

 $162,962  $161,969   $150,071   $147,920  $140,369   $136,498

   15,805    21,485     30,104     32,041    31,039     32,276

    5,597     7,992     11,487     12,025    11,582     11,584

   10,208    13,493     18,617     20,016    19,457     21,252

     .063      .083       .124       .135      .139       .156

      .62       .82       1.13       1.22      1.16       1.21

   10,191    10,110      9,782      9,453     9,270      9,400

      .62      .615       .595       .575      .555       .535

   81,672    81,586     78,195     69,338    58,897     60,565

     4.97      4.96       4.76       4.22      3.52       3.52

   53,660    52,627     67,544     59,265    48,519     48,928

   10,396    10,307     13,054     12,976    12,548     12,087

   43,264    42,320     54,490     46,289    35,971     36,841


    5.2:1     5.1:1      5.2:1      4.6:1     3.9:1      4.0:1

    5,634     4,475      3,553      3,499     3,805      4,086

    9,576    13,575      6,106      4,010     2,215      1,315

Consolidated Statements of Earnings

FOR THE YEARS ENDED FEBRUARY 28 OR 29       2002        2001       2000
                                            ----        ----       ----
(In thousands, except share and per
share amounts)
Net sales                                 $236,923    $229,186    $176,600
Costs and expenses:
  Cost of sales                            171,935     166,340     123,815
  Selling, general and
    administrative expenses                 39,000      40,356      30,856
                                          --------    --------    --------
                                           210,935     206,696     154,671
                                          --------     --------   --------
      Earnings from operations              25,988      22,490      21,929
                                          --------    --------    --------
Other income (expense):
  Investment income                            608         826       1,150
  Interest expense                          (1,949)     (2,046)        (40)

  Other                                       (244)        301       1,002
                                          --------    --------    --------
                                            (1,585)       (919)      2,112
                                          --------    --------    --------
      Earnings before income taxes          24,403      21,571      24,041
Provision for income taxes                   9,437       8,394       8,918
                                          --------    --------    --------
      Net earnings                       $  14,966   $  13,177   $  15,123
                                         =========   =========   =========

Net earnings per share of common
  stock-basic and diluted                $     .92   $     .81   $     .93
                                         =========   =========  ==========

Weighted average number of common
  shares outstanding - diluted          16,318,718  16,257,897  16,249,861

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED FEBRUARY 28 OR 29        2002       2001     2000
                                             ----       ----     ----
(In thousands)
Cash flows from operating activities:
  Net earnings                             $14,966    $13,177   $15,123
  Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
    Depreciation                             8,683      8,313     5,389
    Amortization                             1,613      1,417       485
    Impairment of long-lived assets             --         --       611
    Gain on the sale of property, plant
      and equipment                            (26)      (709)   (1,234)
    Deferred income tax benefit (expense)     (160)      (169)    1,721


    Other                                      (28)       474        97
    Changes in operating assets and
    liabilities:
      Receivables                            1,244      1,128    (4,620)
      Prepaid expenses                          (5)      (293)      226
      Inventories                              866     (1,117)      573
      Other current assets                   1,711      1,852       178
      Other assets                          (2,069)       950      (181)
      Accounts payable and accrued
        expenses                               798     (2,266)    1,709
                                            ------     ------    ------
        Net cash provided by operating
          activities                        27,593     22,757    20,077
                                            ------     ------    ------

Cash flows from investing activities:
  Capital expenditures                      (2,254)   (3,594)    (2,988)
  Purchase of operating assets, net of
    cash acquired                               --   (34,339)   (17,319)
  Proceeds from disposal of property            35     1,141      1,971
  Redemption (purchase) of investments       1,348     5,853     (9,003)
  Other                                         90        --         --
                                            ------    ------     ------
        Net cash used in investing
        activities                            (781)  (30,939)   (27,339)
                                            ------    ------     ------

Cash flows from financing activities:
  Debt issued to finance Northstar
    acquisition                                 --    36,500         --
  Repayment of debt issued to finance
    Northstar acquisition                   (8,890)  (10,850)        --
  Dividends                                (10,089)  (10,075)   (10,068)
  Purchase of treasury stock                    (3)       (2)    (1,537)
  Proceeds from exercise of stock options       22       173         --
  Other                                       (636)     (637)       213
                                            ------    ------     ------
        Net cash provided by (used in)
        financing activities               (19,596)   15,109    (11,392)
                                            ------    ------     ------

Net change in cash and cash equivalents      7,216     6,927    (18,654)
Cash and cash equivalents at beginning of
  year                                       8,964     2,037     20,691
                                            ------    ------     ------

Cash and cash equivalents at end of year   $16,180   $ 8,964    $ 2,037
                                            ======    ======     ======

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

FOR THE YEARS ENDED FEBRUARY 28                 2002      2001
(In thousands, except share and par value       ----      ----
amounts)

Assets
Current assets:
  Cash and cash equivalents                  $ 16,180  $  8,964
  Investment securities                         1,802       980
  Receivables, principally trade, less
    allowance for doubtful receivables of
    $1,486 and $1,484, respectively            28,713    29,957
  Prepaid expenses                                814       819
  Inventories                                  12,222    13,088
  Contract costs in excess of billings            256       364
  Other current assets                          2,659     4,091
                                              -------   -------
        Total current assets                   62,646    58,263
                                              -------   -------

Investment securities                              --     2,170
Property, plant and equipment:
  Plant machinery and equipment                91,679    90,927
  Land and buildings                           22,564    22,504
  Other                                        14,934    13,944
                                              -------   -------
                                              129,177   127,375
  Less accumulated depreciation                77,834    69,594
                                              -------   -------
        Net property, plant and equipment      51,343    57,781
                                              -------   -------

Goodwill, net                                  21,951    23,615
Other assets                                    3,094     1,025
                                              -------   -------
                                             $139,034  $142,854
                                              =======   =======

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                           $  5,568  $  6,067
  Accrued expenses:
    Employee compensation and benefits          4,770     4,161
    Taxes other than income                       970       870
    Other                                       3,623     2,634
  Current installments of long-term debt        9,035     4,176
                                              -------   -------
        Total current liabilities              23,966    17,908
                                              -------   -------

Long-term debt, less current installments       9,170    23,555
Deferred credits, principally income taxes      9,863     9,851

Shareholders' equity:
  Series A junior participating preferred
    stock, $10 par value
      Authorized 1,000,000 shares; none issued     --        --
  Common stock, $2.50 par value.
      Authorized 40,000,000 shares;
        issued 21,249,860 shares               53,125    53,125
  Additional paid in capital                    1,040     1,040
  Retained earnings                           132,694   127,817
  Accumulated other comprehensive income
    (loss)                                       (401)       --
                                              -------   -------
                                              186,458   181,982
  Treasury stock, 4,976,922 and 4,979,095
    shares, respectively                      (90,423)  (90,442)
                                              -------   -------

        Total shareholders' equity             96,035    91,540
                                              -------   -------

                                             $139,034  $142,854
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

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, at February 28, 2002 and 2001, totaled $13,200,000 and $5,475,000, respectively. All such investments (consisting of Eurodollar deposits of U.S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents.

Investment Securities. Investment securities at February 28, 2002 and 2001 consist of U.S. Treasury Notes. The Company has the ability and intent to hold these securities until maturity; therefore, they are classified as held-to-maturity as either current or non-current assets depending on maturity dates, and are reflected at amortized cost in the accompanying consolidated financial statements.

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

Intangible Assets. Goodwill is amortized on the straight-line basis over periods from 15 to 40 years. Other acquired intangibles are principally non-compete agreements and are being amortized on the straight-line basis over 5 years. At February 28, 2002 and 2001, accumulated amortization of intangible assets amounted to $5,026,000 and $3,219,000, respectively.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is based upon future discounted net cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In the second quarter of the fiscal year ended February 29, 2000, the Company charged to expense $611,000 resulting from impairment of intangible assets relating to the Company's InstaColor (registered trademark) product line.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, investment securities, receivables and accounts payable approximates fair value because of the short term maturity of these instruments. Long-term debt as of February 28, 2002 and 2001 approximates its fair value and the related interest rate swap was recorded at fair value at February 28, 2002. See also Notes 2 and 4.

Derivative Financial Instruments. Effective March 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recognized on the balance sheet at fair value. Changes in fair values of derivatives are accounted for based upon their intended use and designation.

The Company's interest rate swaps are held for purposes other than trading. The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. Amounts receivable or payable under interest rate swap agreements are recorded as adjustments to interest expense. This swap has been designated as a cash flow hedge and the after tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instruments recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.

Revenue Recognition. Revenue is recognized upon shipment for all printed products. Revenue from fixed price contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog which typically ranges from three to twelve months. Advertising expense was approximately $1,207,000, $1,847,000, and $2,014,000 during the years ended February 28 or 29, 2002, 2001, and 2000, respectively. Included in advertising expense is amortization related to direct response advertising of $415,000, $840,000, and $976,000 for the years ended February 28 or 29, 2002, 2001, and 2000, respectively. Unamortized direct response advertising costs included in other current assets at February 28, 2002 and 2001 were $117,000 and $164,000, respectively.

Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Earnings Per Share. Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued, using the Treasury Stock method. At February 28 or 29, 2002, 2001 and 2000, 369,000, 602,000, and
611,750 of options, respectively, were not included in the diluted earnings per share computation because their exercise price exceeded the average fair market value of the Company's stock for the year. The difference in the number of shares used for basic and diluted earnings per share for all periods presented is diminimus and results in basic and diluted net earnings per share being the same amounts.

Comprehensive Income.  Statement of Financial Accounting
Standards No. 130, "Reporting Comprehensive Income" (SFAS No.
130), requires amounts charged directly to Shareholders' Equity related to the Company's interest rate swap agreement to be included in "Other Comprehensive Income." See Note 5.

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

Shipping and Handling Costs. Amounts billed to customers for shipping and handling costs are included in revenue and related costs are included in cost of sales.

Stock Based Compensation. The Company accounts for employee and director stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, compensation expense for fixed awards is based upon the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the exercise price and is amortized over the vesting period. All stock-based awards to non-employees, if any, are accounted for at their fair value.

Recent Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No.
141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Effective March 1, 2002, the Company has adopted SFAS No. 142. Based on the required goodwill impairment test performed, no impairment of goodwill is indicated. Adoption of SFAS No. 142 will increase after-tax earnings by approximately $.06 per diluted share for the fiscal year 2003 due to goodwill no longer being amortized.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which is effective for the Company beginning March 1, 2002 and supercedes, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121).
SFAS No. 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS No. 121 with regard to the impairment of long-lived assets. The Company is in the process of evaluating the impact of the provisions of SFAS No. 144.

(2)  Investment Securities
Amortized cost and estimated fair value of investment securities classified as held-to-maturity were as follows (in thousands):

                                             Gross
                                           Unrealized
                              Amortized   Holding Gains   Estimated
 February 28, 2002              Cost        (Losses)      Fair Value
                                ----        --------      ----------

 Investment securities due
   in less than one year      $1,802          $20           $1,822
                               =====           ==            =====

 February 28, 2001
 Investment securities:
   Due in less than one year  $  980         $ (4)          $  976
   Due in one to two years     2,170           37            2,207
                               -----           --            -----
 Total investment securities  $3,150         $ 33           $3,183
                               =====           ==            =====

(3)  Inventories
The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out
(LIFO) cost or market. At February 28, 2002 and 2001, approximately 67% and 65%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out (FIFO) cost or market. The following table summarizes the components of inventory at the different stages of production at February 28 (in thousands):


                                          2002        2001
                                          ----        ----
      Raw material                      $ 6,065     $ 7,159
      Work-in-process                     1,216       1,220
      Finished goods                      4,941       4,709
                                         ------      ------
                                        $12,222     $13,088
                                         ======      ======


The excess of current costs over LIFO stated values was approximately $3,904,000 and $3,730,000 at February 28, 2002 and
2001, respectively.

There were no significant liquidations of LIFO inventories during the year ended February 28, 2002. During Fiscal 2001 and 2000, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal year 2001 and 2000 purchases, the effect of which decreased cost of sales by approximately $151,000 and $1,222,000, respectively, and increased net earnings by approximately $95,000 ($0.01 per share) and $768,000 ($0.05 per share), respectively.

(4) Long-Term Debt
Long-term debt consisted of the following at February 28 (in thousands):

                                               2002         2001
                                               ----         ----
     Term loan                              $11,900      $20,150
     Revolving credit facility                5,000        5,500
     Industrial revenue bonds                 1,005        1,340
     Other                                      300          741
                                             ------       ------
                                             18,205       27,731
     Less current installments                9,035        4,176
                                             ------       ------
     Long-term debt                         $ 9,170      $23,555
                                             ======       ======

The term loan is due in quarterly installments of $850,000 commencing on September 30, 2000 and continuing each quarter until the loan is paid in full on June 30, 2003. Interest payments are required monthly at LIBOR plus 0.925 percent (2.78% as of February 28, 2002).

The revolving credit facility matures on January 15, 2003, at which time all amounts outstanding are payable in full. Interest payments are required monthly at LIBOR plus 0.8 percent (2.65% as of February 28, 2002). There were no additional borrowings available under the revolving credit facility at February 28, 2002.

The industrial revenue bonds require annual principal repayments of $335,000 until fully paid in August 2004. Interest payments are required monthly at a variable rate based upon comparable tax-exempt issues. The revenue bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the revenue bonds.

The Company utilized swap agreements related to the term loan and revolving credit facility to effectively fix the interest rate at 6.89% for a pre-set principal amount of the loans. The pre-set principal amount of the loans covered by the swap agreements declines quarterly in connection with expected principal reductions and totaled $16,900,000 at February 28, 2002. In connection with the Company's adoption, effective March 1, 2001, of SFAS No. 133, the swap agreement was determined to be an effective cash flow hedge and the fair value of the swap agreement at March 1, 2001 of approximately $825,000 has been recorded as a cumulative effect of accounting change, net of tax, and charged to Other Comprehensive Income (Loss) with the credit included in accrued expenses. The fair value of the swap at February 28, 2002 was approximately ($658,000) and the change in the fair value of the loss from March 1, 2001, net of tax, has been charged to Other Comprehensive Income (Loss).

The term loan and revolving credit facility are unsecured and contain certain restrictive covenants, including restrictions on additional indebtedness, investments in or advances to others, acquisitions of other businesses, declaration and payment of dividends and repurchase of capital stock.

Total interest paid in fiscal 2002, 2001 and 2000 was $1,914,000, $2,014,000 and $48,000, respectively.

(5)  Shareholders' Equity
Following is a summary of transactions in shareholders' equity accounts for the three years ended February 28, 2002 (in thousands, except share amounts):

                                                         Accumulated
                    Common Stock    Additional               Other         Treasury Stock
                    ------------     Paid-in   Retained  Comprehensive     --------------
                  Shares    Amount   Capital   Earnings  Income (Loss)   Shares     Amount    Total
                  ------    ------  ---------- --------  -------------   ------     ------    -----

Balance
February 28,
1999           21,249,860  $53,125   $1,040   $122,307      $  --      (4,996,397) $(92,973) $83,499

  Net earnings         --       --       --     15,123         --              --        --   15,123
  Dividends
  declared
  ($.62 per
  share)               --       --       --    (10,068)        --              --        --  (10,068)
  Treasury
  stock issued         --       --       --     (1,382)        --         138,599     2,632    1,250
  Treasury
  stock
  purchases            --       --       --         --         --        (200,250)   (1,537)  (1,537)
                ---------   ------    -----    -------      -----       ---------   -------   ------

Balance
February 29,
2000           21,249,860   53,125    1,040    125,980         --      (5,058,048)  (91,878)  88,267

  Net earnings         --       --       --     13,177         --              --        --   13,177
  Dividends
  declared
  ($.62 per
  share)               --       --       --    (10,075)        --              --        --  (10,075)
  Treasury
  stock issued         --       --       --     (1,265)        --          79,223     1,438      173
  Treasury
  stock
  purchases            --       --       --         --         --            (270)       (2)      (2)
               ----------   ------    -----    -------      -----       ---------   -------   ------

Balance
February 28,
2001           21,249,860   53,125    1,040    127,817         --      (4,979,095)  (90,442)  91,540

  Net earnings         --       --       --     14,966         --              --        --   14,966
  Cumulative
  effect of
  accounting
  change for
  derivative
  instruments          --       --       --         --       (504)             --        --     (504)
  Unrealized
  gain on
  derivative
  instruments          --       --       --         --        103              --        --      103
                                                                                              ------
  Comprehensive
  income                                                                                      14,565
  Dividends
  declared
  ($.62 per
  share)               --       --       --    (10,089)        --              --        --  (10,089)
  Treasury
  stock issued         --       --       --         --         --           2,500        22       22
  Treasury
  stock
  purchases            --       --       --         --         --            (327)       (3)      (3)
               ----------   ------    -----    -------       ----       ---------    ------   ------
Balance
February 28,
2002           21,249,860  $53,125   $1,040   $132,694      $(401)     (4,976,922) $(90,423) $96,035
               ==========   ======    =====    =======       ====       =========    ======   ======

In fiscal 1999, the Company adopted a Shareholder Rights Plan, which provides that the holders of the Company's common stock receive one preferred share purchase right (a "Right") for each share of the Company's common stock they own. Each Right entitles the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $10.00 per share, at a purchase price of $27.50 per one one-thousandth of a share, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15% or more of the outstanding shares of common stock of the Company. Under those circumstances, the holders of Rights, other than the acquiring person or group, would be entitled to buy shares of the Company's common stock or stock of an acquirer of the Company at a 50% discount. The Rights expire on November 4, 2008, unless earlier redeemed by the Company.

(6)  Stock Options
At February 28, 2002, the Company has two incentive stock option plans: the 1998 Option and Restricted Stock Plan and the 1991 Incentive Stock Option Plan. The Company has 865,527 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five year period.

The per share weighted-average fair value of options granted during fiscal years ended February 28 or 29, 2002, 2001, and 2000, was $0.91, $0.72, and $0.73, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:


                                      2002       2001      2000
                                      ----       ----      ----

     Expected dividend yield          7.03%      8.26%     8.90%
     Stock price volatility          23.40%     21.92%    22.15%
     Risk-free interest rate          4.86%      6.24%     5.25%
     Expected option term           5 years    5 years   6 years



Had compensation cost for the Company's incentive stock option plans been determined consistent with SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                        2002     2001     2000
                                        ----     ----     ----

      Net earnings:
       As reported                    $14,966  $13,177  $15,123

       Pro forma                       14,828   13,034   15,006

      Earnings per share:
       As reported - basic and diluted    .92      .81      .93
       Pro forma - basic and diluted      .91      .80      .92

Following is a summary of transactions of incentive stock options during the 2002, 2001 and 2000 fiscal years:


                                                    Weighted
                                           Number    Average
                                             of     Exercise
                                           Shares     Price
                                           ------     -----

     Outstanding at February 28, 1999
      (170,774 shares exercisable)        499,962    $12.17
     Granted                              185,000      8.69
     Terminated                           (73,212)    14.98
                                          -------

     Outstanding at February 29, 2000
      (132,375 shares exercisable)        611,750     10.78
     Granted                              271,723      7.12
     Terminated                           (88,973)     7.79
                                          -------

     Outstanding at February 28, 2001
      (211,688 shares exercisable)        794,500      9.86
     Granted                               65,000      7.90
     Terminated                           (55,500)    17.21
                                          -------

     Outstanding at February 28, 2002
      (291,375 shares exercisable)        804,000    $ 9.20
                                          =======



The following table summarizes information about incentive stock options outstanding at February 28, 2002:


                                 Options Outstanding                   Options Exercisable
                       -----------------------------------------     ------------------------
                                 Weighted Average
                                    Remaining        Weighted                     Weighted
                        Number     Contractual        Average          Number      Average
   Exercise Prices   Outstanding  Life (In Years)  Exercise Price   Exercisable Exercise Price
   ---------------   -----------  --------------   --------------   ----------- --------------

   $ 7.06 to $10.31      669,250       7.4            $ 8.66          162,875      $ 9.74
    11.06 to  12.00       98,500       4.5             11.14           92,250       11.13
    13.81 to  15.63       36,250       1.8             13.83           36,250       13.83
                         -------                                      -------
   $ 7.06 to  15.63      804,000       6.8            $ 9.20          291,375      $10.69
                         =======                                      =======

(7)  Income Taxes
The components of the provision for income taxes for fiscal years
2002, 2001 and 2000 are (in thousands):

                                           2002       2001      2000
                                           ----       ----      ----

     Current:
       Federal                            $8,546     $7,661    $6,195
       State and local                     1,051        902     1,002
     Deferred                               (160)      (169)    1,721
                                           -----      -----     -----
     Total provision for income taxes     $9,437     $8,394    $8,918
                                           =====      =====     =====

     Total income taxes paid              $8,085     $9,503    $7,609
                                           =====      =====     =====

The following summary reconciles the statutory U.S. Federal income tax rate to the Company's effective tax rate:

                                             2002       2001     2000
                                             ----       ----     ----

    Statutory rate                          35.0%      35.0%     35.0%
    Provision for state income taxes,
      net of Federal income tax benefit      2.8        2.7       2.7
    ESOP pass-through dividend deduction    (0.5)      (0.6)     (0.5)
    Goodwill, non-deductible                 1.6        1.3        --
    Other                                   (0.2)       0.5      (0.1)
                                            ----       ----      ----
            Effective tax rate              38.7%      38.9%     37.1%
                                            ====       ====      ====


The components of deferred income tax assets and liabilities are summarized as follows (in thousands):

                                                    February 28
                                                  2002       2001
                                                  ----       ----
     Current deferred asset:
       Allowance for doubtful receivables       $  559     $  558
       Inventory valuation                         380        290
       Employee compensation and benefits        1,460      1,408
       Other                                       (11)       (32)
                                                 -----      -----
                                                $2,388     $2,224
                                                 =====      =====
     Noncurrent deferred liability:
       Depreciation                             $7,735     $8,166
       Intangibles amortization                   (297)      (344)
       Prepaid pension cost                        762        563
       Other                                       556        368
                                                 -----      -----
                                                $8,756     $8,753
                                                 =====      =====

(8)  Employee Benefit Plans
The Company and certain subsidiaries have a noncontributory defined benefit retirement plan covering substantially all of their employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of ERISA. The cost of the plan and balances of plan assets and obligations are shown below:


Pension expense for fiscal years 2002, 2001 and 2000 included the following components (in thousands):

                                            2002      2001      2000
                                            ----      ----      ----
     Service cost - benefits earned
        during the current period         $1,520    $1,474     $1,478
     Interest cost on projected benefit
       obligation                          2,739     2,439      2,658
     Expected return on plan assets       (2,391)   (2,496)    (2,846)
     Net amortization and deferral          (236)     (467)      (348)
                                           -----     -----      -----

        Net periodic pension cost         $1,632    $  950     $  942
                                           =====     =====      =====

Assumptions used in accounting for the defined benefit plans for fiscal years 2002, 2001 and 2000 are as follows:

                                             2002      2001     2000
                                             ----      ----     ----

     Weighted average discount rate         7.25%     7.50%    7.75%
     Earnings progression                   4.50%     4.50%    4.50%
     Expected long-term rate of return on
       plan assets                          9.25%     9.25%    9.25%


Assets and obligations for fiscal years 2002 and 2001 are as follows (in thousands):

                                                  February 28
                                               2002         2001
                                               ----         ----
     Projected benefit obligation
     Beginning of year                      $36,888      $31,875
     Service and interest cost                4,259        3,912
     Actuarial (gain) loss                   (3,299)       2,141
     Benefits paid                           (1,747)      (1,040)
                                             ------       ------

     End of year                             36,101       36,888
                                             ------       ------


     Fair value of plan assets
     Beginning of year                      $26,210      $27,380
     Company contributions                    3,672           --
     Net losses                                (420)        (130)
     Benefits paid                           (1,747)      (1,040)
                                             ------       ------

     End of year                             27,715       26,210
                                             ------       ------

     Excess of projected benefit
       obligation over plan assets           (8,386)     (10,678)
     Unrecognized losses and prior
       service cost                          10,708       11,652
     Unrecognized net transition asset
       being recognized over the
       average remaining service life           (56)        (748)
                                             ------       ------


     Prepaid pension cost                   $ 2,266      $   226
                                             ======       ======

(9)  Acquisitions and Disposal
On November 4, 1999, the Company purchased the general and limited partnership interests in Adams McClure, L.P. The $16,926,000 purchase price for this transaction consisted of $1,250,000 in cash, $1,250,000 in stock (138,599 shares of the
Company's common stock) and assumption of certain liabilities of Adams McClure, L.P. amounting to approximately $14,426,000 which were immediately paid by the Company. The acquisition was accounted for by the purchase method and goodwill of $3,467,000 is being amortized over a period of 15 years.

On November 15, 1999, the Company purchased the land, building, production equipment, furniture and fixtures, name and operations of American Forms, Inc. The $2,248,000 purchase price included a promissory note to pay $525,000 over three years. The acquisition was accounted for by the purchase method and goodwill of $313,000 is being amortized over a period of 15 years.

On June 6, 2000, the Company completed its acquisition of the outstanding stock of Northstar for approximately $44,153,000.
The acquisition was financed with $36,500,000 in bank loans with the balance being provided by internal cash resources. Northstar became a wholly owned subsidiary and operates as the Financial Solutions Group. The acquisition was accounted for by the purchase method and goodwill of approximately $14,644,000 is being amortized over a period of 15 years.

The accompanying consolidated financial statements include the operations of Northstar since the date of acquisition. The following table presents certain operating information on a pro forma basis as though Northstar had been acquired as of March 1, 2000, after including the estimated impact of adjustments such as amortization of goodwill and depreciation, interest expense, reduced interest income and related tax effects (in thousands, except per share amount):

                                           FOR THE YEAR ENDED
                                            FEBRUARY 28, 2001
                                           ------------------
      Pro forma net sales                            $240,000
      Pro forma net earnings                           13,350
      Pro forma net earnings per share -
        basic and diluted                                 .82

The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the period presented.

(10) Segment Information
The Company operates three business segments. The Forms Solutions Group is primarily in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The Promotional Solutions Group is comprised of Adams McClure (design, production and distribution of printed and electronic media), Admore (presentation products) and Wolfe City (flexographic printing, advertising specialties and Post-it (registered trademark) Notes). On June 6, 2000, the Company acquired Northstar (manufacturer and seller of official bank checks, money orders and internal bank forms) which became the Financial Solutions Group. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company's corporate headquarters and other administrative costs. Segment data for the fiscal years ended February 28 or 29, 2002, 2001 and 2000 and were as follows (in thousands):

                                    Forms    Promotional Financial
                                  Solutions   Solutions  Solutions          Consolidated
                                    Group       Group      Group  Corporate    Totals
                                    -----       -----      -----  ---------    ------
     Fiscal year ended
       February 28, 2002:
     Net sales                   $113,390     $73,496     $50,037   $    --   $236,923
     Depreciation and
       amortization                 2,566       2,714       4,493       523     10,296
     Segment earnings (loss)
       before income taxes         20,514       7,354       2,422    (5,887)    24,403
     Segment assets                55,260      36,671      41,831     5,272    139,034
     Capital expenditures             685         416         734       419      2,254


     Fiscal year ended
       February 28, 2001:
     Net sales                   $119,857     $72,642      $36,687  $    --   $229,186
     Depreciation and
       amortization                 3,699       2,883        2,623      525      9,730
     Segment earnings (loss)
       before income taxes         22,782       3,763          753   (5,727)    21,571
     Segment assets                43,738      40,213       45,490   13,413    142,854
     Capital expenditures           1,993         458           --    1,143      3,594


     Fiscal year ended
       February 29, 2000:
     Net sales                   $121,451     $55,149      $    --  $    --  $176,600
     Depreciation and
       amortization                 2,458       2,888           --      528     5,874
     Segment earnings (loss)
       before income taxes         22,300       5,985           --   (4,244)   24,041
     Segment assets                42,950      43,332           --   16,652   102,934
     Capital expenditures             829         169           --    1,990     2,988

"Post-it" is a registered trademark of 3M.

(11) Quarterly Information (Unaudited)
   (In thousands, except per share amounts)

                                        May   August  November  February
                                        ---   ------  --------  --------
     Fiscal year ended February 28, 2002:
         Net sales                   $59,823  $58,695   $59,458  $58,947
         Gross profit                 16,081   16,966    16,699   15,242
         Net earnings                  3,408    4,047     3,870    3,641
         Dividends paid                2,522    2,522     2,523    2,522
         Per share of common stock:
           Basic and diluted net
            earnings                     .21      .25       .24      .22
           Dividends                    .155     .155      .155     .155

     Fiscal year ended February 28, 2001:
         Net sales                   $49,347  $58,805   $61,382  $59,652
         Gross profit                 14,687   17,133    17,442   13,584
         Net earnings                  3,854    3,785     4,023    1,515
         Dividends paid                2,510    2,522     2,522    2,521
         Per share of common stock:
           Basic and diluted net
            earnings                     .24      .23       .25      .09
           Dividends                    .155     .155      .155     .155



Notes:
Gross profit and net earnings for the fourth quarter of fiscal
2001 were adversely affected by the consolidation and integration of the Company's Louisville operations with its Adams McClure operations in Denver. The impact of this event reduced net earnings approximately $0.10 per share.


(12) Commitments
The Company leases its facilities under operating leases that expire on various dates through fiscal 2008. Future minimum lease commitments required under noncancelable operating leases for each of the fiscal years ending are as follows (in thousands):

                     2003          $2,014
                     2004           1,379
                     2005             961
                     2006             487
                     2007             205
                     Thereafter       103
                                   ------
                     Total         $5,149
                                   ======

Rent expense attributable to such leases totaled $1,971,000, $1,695,000 and $744,000 for the years ended February 28 or 29, 2002, 2001 and 2000, respectively.

                 Report of Independent Auditors


Board of Directors and Shareholders

Ennis Business Forms, Inc.

We have audited the accompanying consolidated balance sheet of Ennis Business Forms, Inc. and subsidiaries (the Company) as of February 28, 2002, and the related consolidated statements of earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the two years in the period ended February 28, 2001 were audited by other auditors whose report, dated April 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ennis Business Forms, Inc. and subsidiaries as of February 28, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


                     /S/  Ernst & Young LLP


Dallas, Texas
April 5, 2002