Form 10-K, Exhibit 13
period 2003-02-28
ENNIS BUSINESS FORMS INC
filed 2003-05-21
CIK 33002

Contents

2   Letter To Shareholders
6   Forms Solutions Group
8   Promotional Solutions Group
10  Financial Solutions Group
12  Selected Financial Data
13  Management's Discussion and Analysis
18  Ten-Year Financial Review
20  Consolidated Financial Statements
40  Independent Auditors' Report

Financial Highlights


Annual Summary

                                Fiscal Year Ended
                            February 28, February 28,  % Increase
                                2003        2002       (Decrease)
                            ------------ ------------  ---------
Net Sales                   $240,757,000 $236,923,000     1.6%
Earnings before income
  taxes                       24,345,000   24,403,000     (.2%)
Income taxes                   9,098,000    9,437,000    (3.6%)
Net earnings                  15,247,000   14,966,000     1.9%
Dividends                     10,093,000   10,089,000     ---
Per share of common stock:
     Basic net earnings              .94          .92     1.1%
     Diluted net earnings            .93          .92     1.1%
     Dividends                       .62          .62     ---
Weighted average number
  of shares of common
  stock outstanding -
  basic                       16,284,575   16,272,121      .1%
Weighted average number
  of shares of common
  stock outstanding -
  diluted                     16,478,140   16,318,718      .1%

                                1

Letter to the Shareholders

The economic environment for printing has not fully recovered from the shocks of last year. The same problems have hindered the U.S. and world economies in general. But tough market conditions often separate the strong from the weak companies at an accelerated pace, providing new opportunities for the survivors. As a respected and well financed company, we believe that Ennis is well positioned to continue to gain market-share in each of our strategic platforms: Forms Solutions, Financial Solutions and Promotional Solutions.

The Promotional Solutions Group

Ennis has actively moved into faster growing areas of printing or printing services. The Promotional Solutions Group has played a major role in this effort through new products and acquisitions. This group consists of a wide range of products which include Point of Purchase printing, commercial printing, screen printing, fulfillment services, tags, labels, Post-it (registered trademark) Notes (3m), presentation folders, foiling, and many other printing products or services. As noted in last year's letter, we wanted to concentrate on improving particularly the new acquisitions in this group, Adams/McClure. Adams/McClure consisted of five small businesses which had grown quickly and needed additional systems and structure. The profitability of these businesses has improved for the second year in a row and we still see an upside. These gains have been made in a very tough advertising market and we feel it bodes well for the future. The Tag and Label division of this group did not perform to our expectations this year, which hampered overall group performance. This division does continue to be solidly profitable and we expect a return to past profit levels. The Admore division is the remaining member of Promotional Solutions. We launched a new marketing initiative this past year and added new emphasis to a line of lower cost presentation folders to compliment our industry leading product line. We feel positive about these changes as we enjoyed growth in the market.

Financial Solutions Group

Ennis' second area of diversification created the Financial Solutions Group, which consists of the former Northstar Computer Forms Companies. We are approaching three years since this acquisition, and the results continue to be favorable. The past year shows gains in both revenue and profits. A major transition was accomplished this year when the Nevada, Iowa facility was moved into a much larger location in Nevada. While the short-term impact of the disruption was not favorable for their profitability, they are now well positioned for future opportunities. The marketing and sales opportunities for the coming year look positive, and give us comfort of the continuing
success of this platform.   The debt which Ennis incurred ($37
million) to acquire the group has been reduced (to $7 million) by over 80% in less than three years. We expect to totally eliminate the Northstar debt in the next 18 months. On a less positive note, another transition will take place this year. Ken Overstreet, the former President of Northstar, and head of the Ennis Financial Solutions Group for the past three years, will begin a well earned retirement in the coming year. Ken is also a member of the Ennis Board of Directors. Ken's leadership in the integration process has been invaluable. We wish to thank Ken for those efforts and best wishes in his retirement. Ken's replacement will be Ron Graham, a current officer of the corporation, as well as head of the Promotional Solutions Group. Ron has been with Ennis for about six years and has extensive experience in both operations and administrative areas of business. The transition will be complete by the distribution of the Annual Report.

The Forms Solutions Group

The forms market continues to be in a period of slow decline. While these market trends certainly make our job more difficult, we do believe that Ennis will continue to profitably produce forms for a number of years. One reason that we feel confident is our gain of market share in the forms product line year to year. We have significant advantages over most of our competitors in several areas, such as, materials, location of plants, financial health, solid reputation, and the largest customer base in the industry. The acquisition of Calibrated Forms Co., Inc. (Calibrated) increases our cost efficiencies in the forms product line even more. The addition of our internal control software programs have enhanced our ability to control costs moving forward. We believe cost control is crucial in a mature industry such as forms. We will remain committed to the resellers channel and visualize our value to that channel being of increasing importance.

Fiscal Year 2003 Results

Revenues for the fiscal year ended in February 2003 were $240,757,000 compared to $236,923,000 in the prior year. The acquisition of Calibrated and its inclusion in the operating results for the final quarter of the fiscal year, was the primary cause of the revenue increase. Net earnings for the fiscal year were $15,247,000 compared to $14,966,000 in fiscal year 2002.
Continuing focus on controlling costs has enabled the Company to maintain margins at a reasonably acceptable level in the face of revenue declines experienced prior to the Calibrated acquisition.

Financial Condition

Our financial condition continues to be very strong. As of February 28, 2003 the ratio of current assets to current liabilities was 2.6 to 1 with a debt to equity ratio of .19 to 1. Return on Equity amounted to 16%. The Company borrowed an additional $15,000,000 for the Calibrated acquisition. Including this additional loan, total debt was $25,173,000. We continue to expect our cash-flow to comfortably handle repayment of debt, capital requirements and dividend payments.

Dividend Policy

The Company's dividend policy is an important consideration in the Board of Directors representation of the Ennis Shareholders. While not all shareholders agree, the Board feels that the majority of the current Ennis shareholder base feels that the dividend payment is an important part of our delivery of value to the Ennis shareholder. The Board also believes that it is universally accepted that a substantial dividend is an unquestioned method of demonstrating the financial health of a business. In the economic climate of the stock market in recent times, we believe that extra assurance of the strength of our company has a benefit. We are proud of the fact that our history of consecutive dividend payments has now been extended to 30 years. With our continued excellent cash flow, the Board does not anticipate a change in the dividend policy, but will continue to review various uses of the Company's cash on a regular basis.

Special Recognition

We are saddened to report the resignation of Mr. Ewell Tankersley from the Board of Directors and his subsequent death in January 2003. Mr. Tankersley had served on the Board since 1988. At the time of his resignation Mr. Tankersley was also serving as Chairman of the Executive Compensation and Stock Option Committee, and previously for a number of years served as Chairman of the Audit Committee. Mr. Tankersley served the Company with distinction, giving freely of his time and efforts to provide valuable counsel through a critical transition period in the Company's history, and his presence will be sorely missed.

Looking Forward

We have signed a new long-term agreement with MeadWestvaco. This agreement will cover all our purchases of carbonless paper, including most types of security paper. The carbonless line of paper is Ennis' largest raw material. This agreement assures us a constant supply of quality paper at a very competitive price. While the bond paper market is more competitive, we believe a long-term supply and quality commitment is of equal importance. To this end, we have signed an agreement with Boise Paper to supply essential bond paper requirements. This is also a multiyear agreement.

The acquisition of Calibrated Forms was completed at the end of our fiscal year. Calibrated was a well respected competitor, but in a generally larger order size than the Ennis facilities typical order. Calibrated has a reputation of high quality, excellent customer service and is very cost competitive. These are attributes that we believe will sustain the company well, even in a declining market such as the traditional forms business. The much larger customer base and buying power of Ennis should only enhance their future. We are happy to report that the current owners and management of Calibrated intend to remain in their roles.

The ERP system that we have been deploying has begun to show results in several facilities. After our trial plant project, we are rolling out the system to several plants a year. After personally experiencing the installation of such systems earlier in my career, I can say assuredly that the immediate gain is in the thorough and complete review of every procedure in the organization. This review always finds room for improvement, and some changes are made company-wide, even before the new software is installed in certain facilities. We have identified improvements in adjusting our variable cost, which would not have been possible a year ago.
We expect a quicker reaction to changing demand, both up or down in the coming year.

The Sarbanes-Oxley Act has been a major topic in the arena of public companies in the past year. While much of the legislation is still in a proposed form, several things have become clear to us at Ennis. We see nothing in the legislations that would require a change in the business ethics that is ingrained as part of the Ennis culture. In addition, we feel that our historically conservative accounting approach is being validated by the new regulations. That is not to say that the new reporting requirements and time frames will not require some re-tooling of our finance department. The requirements for constant review of internal controls can be challenging for a company as wide spread
as Ennis, while maintaining a low SG and A ratio.   We believe
these changes demand a hands-on approach to our operations in the financial area, even greater than in the past.

We still enjoy opportunities for growth through acquisitions.
The market price on many candidates has decreased considerably in the last year. Ennis will continue to pursue properties that will add value to our product line offering. At the same time, we will continue to be cautious about the risk of increasing debt too quickly. We plan to continue our conservative approach to acquiring companies without endangering our fiscal stability. It is a path that has served us well.

As always, we would like to thank our shareholders, customers and employees for their continued support.

Keith S. Walters
Chairman, CEO & President

Forms Solutions Group

Experience-The active participation in events or activities that leads to the accumulation of knowledge and skills. This simple definition has shaped the focus of our forms facilities for over 94 years. During that time, and as we move forward, our commitment to the printing industry has made the Ennis Forms Solutions Group an experienced source of reliability, quality and leadership.

Products & Relationships

Experience has enabled the Forms Solutions Group to grow from a single plant into a nationwide wholesale manufacturer, consisting of 16 manufacturing locations in 9 states across the country. In addition to our numerous plant locations, the Forms Solutions Group also offers our distributors one of the most extensive and diverse product offerings in the industry.

Since our inception in 1909, we have focused on the printed needs of our dealer-customer base. Ennis products range from the most traditional business forms to newer items born out of our customers' ever-changing needs. One advantage derived from our many regional facilities is the availability to work hand-in-hand with our distributors across the nation, learning from their expectations and concerns and developing solutions that will provide continued success for both parties. Our growing network of plant and distribution locations has also enabled Ennis to consistently provide an expanding range of products and services without diminishing our focus of unparalleled service to customers large and small. Along with these dealer-customers, the Forms Solutions Group is constantly working with trade partners to provide new opportunities and products to satisfy the needs of our changing industry.

Quality & Reliability

Ennis is proud of the fact that we have employed several generations of the same families in many of our facilities. The experience resulting from this wonderful continuity, blended with fresh ideas and talents, has allowed us to grow and evolve into the successful organization that we are today. The knowledge provided by these employees translates into quality and reliability in our products and consistent performance from our customer service teams and operations personnel. The facilities that make up the Forms Solutions Group focus on quality and excellence in their products and turnaround times, and back each order with a 100% guarantee.

A large part of the reliability found at Ennis is our commitment to the dealer driven channel of distribution.

Our loyal dealers know they will continue to receive the support that they have obtained from the Ennis family of plants over the past 10 decades. These expectations have created an attitude of responsibility and accountability to our customers. Our facilities go to great lengths to exceed the expectations of our distributors and consistently provide quality and reliability to their markets.

Leadership & Stability

Year after year, the Forms Solutions Group has maintained our position as a leader in the business forms industry, as evidenced by the fact that our revenue and income figures continue to place among the best in the marketplace. As a company, Ennis recognizes that traditional business forms usage will continue to decline in terms of overall use. We also realize that business forms will continue to have a significant role in most, if not all, business operations far into the future. In order to maintain our growth and continue to offer solutions to the challenges ahead, Ennis must remain financially strong and flexible.

This solid financial position has enabled our company to stay active in mergers and acquisitions. We are optimistic about our future and as demonstrated in the recent past, timely acquisitions have increased our commitment to providing products and services to our loyal dealer base without diluting their interests.

This year's acquisition of Calibrated Forms Co., Inc., based in Columbus, Kansas, has added even more experience to Ennis' traditional forms offering. Calibrated's capabilities compliment those of the Forms Solutions Group and offer more opportunities to our customers.

Our large and diverse customer base has long been a strength of Ennis. These customers have experienced our broad product offering, reliability and quality, and continue to expect our best. To continue to grow we must help our distributors in their sales and marketing efforts and allow them to capitalize on the strengths that have made us one of the top manufacturers in the industry. We highly value the good business relationships we have fostered with each of our 45,000 customers, and we continually strive to earn their business and do not take any of them for granted. We have survived through several wars, business recessions and depressions, the evolution of technology and are firmly committed to supporting our growing customer base and providing the business solutions that will enable them to develop their own successful businesses in the years to come.

Promotional Solutions Group

The Promotional Solutions Group exudes an image of distinction to customers and competitors alike. The companies that make up this division of Ennis are viewed as leaders in their industries and work hard to ensure that their products, capabilities and relationships are second to none. This attitude of distinction, mixed with a service-first mindset has led to a history of success and trust in the industry.

Success & Trust

The Promotional Solutions Group of companies is characterized by the word Distinction. Our oldest company, Wolfe City Tag and Label, has been a leading supplier of tags, labels and ad specialty products to Ennis' customers for over 34 years. This company has set itself apart by being the largest supplier of cotton tags in the United States and has excelled in the manufacture of unique and difficult custom labels for almost any application. With the addition of new flexographic equipment, Wolfe City now offers its customers an array of new promotional label opportunities in vivid color. The focus this past year has been to enhance the capability to service a wider range of customers' needs. Whether these needs are for products that offer more promotion or for a unique environment at higher volume, Wolfe City has enhanced its product offerings for distributors with the addition of medium format screen-printing capability. This division partners with the Forms Solutions Group and the other divisions within this group to offer customers a broader range of promotional products. Wolfe City Tag and Label has distinguished itself and stands ready to do so in the future.

Expansion & Growth

Admore is distinguished as the leading manufacturer of presentation folders in the nation. What really distinguishes Admore is the outstanding quality of its products and the people who manufacture them. The efforts of Admore employees to reduce costs while maintaining this outstanding quality is allowing the company to be more aggressive in the market, leading to sales growth in a challenging economic environment. A focused marketing effort was initiated at the beginning of the year that emphasized a renewed push by Admore to distinguish the company as the leader in its product category.

A successful effort was made to promote the Admore Line of products to our traditional forms customers. This effort will continue with the increase in traditional forms distributors selling commercial color printing. During the year, Admore introduced the ColorWorx Line, which is designed to serve the short run color needs of our distributors. We also introduced a technologically unique series of expansion products called the Conformer (registered trademark) Line. Admore experienced significant volume growth during this past year and expects to continue growth in the coming year.

Development & Promotions

The Adams McClure division has distinguished itself as one of the leading temporary point-of-purchase product manufacturers in the commercial printing industry. This profile has continued this past year with substantial growth with key customers. A refocusing of attention on the temporary point-of-purchase core product line resulted in substantial improvement in the profitability of the division. Less profitable product lines that were not contributing to our key competency were discontinued or transferred to other Ennis facilities more suitable for the manufacture and distribution of these lines. Another area that distinguished Adams McClure is in the kitting and fulfillment of complex point-of-purchase promotional programs for major customers such as 7-Eleven and Sonic. In addition to these continuing monthly programs, Adams McClure offers many other programs on a less frequent basis.

A dedicated marketing effort to expand awareness of Adams McClure in new market regions and with new customers has successfully led to new business opportunities. This should allow continued growth in the next year as our new relationships develop.

Adams McClure has improved its cross-selling activity with the Forms Solutions and Financial Solutions Groups, which has led to enhanced product offerings for Ennis' customers. With continued effort to grow profitable sales while operating with greater efficiencies, Adams McClure will be a strong contributor to Ennis' growth.

Financial Solutions Group

In order to thrive in the financial printing market, an organization must be willing to mix traditional business values such as product quality and customer service with an increasing focus on technology and innovation. This attention to innovation is more important than ever before and the companies of the Ennis Financial Solutions Group have adopted this mindset for their products, facilities and electronic capabilities.

Performance & Products

Reflecting the industry as a whole, the financial printing market has been impacted by the downturn in the economy. In spite of this overall industry slowdown, the Financial Solutions Group was able to make the necessary changes to increase sales and improve bottom line profitability. After a slow first half, the group had an excellent increase in the third and fourth quarters and finished with a record year in sales and profits. The Financial Solutions Group is comprised of five plants, acquired by Ennis in June 2000, and is divided into four business segments which specialize in internal bank forms, negotiable documents,
specialized business forms and distribution services.   The end-
user of our financial products and services include all sizes of banks, financial institutions and processors of MICR encoded documents such as official checks and money orders. End users of our specialized business forms include insurance companies, health care companies and others whose documents have special requirements such as bar codes and special number sequencing.

This year, a change of product mix has taken place in our internal bank forms product line because of changing technology at the bank operational level. As a result, our facilities are seeing a decreased use of products such as teller cash tickets and more extensive use of products such as general ledger debit and credit tickets and process control documents. By focusing on innovation, we have taken advantage of this change and have seen large volume increases in the affected product areas.

Negotiable documents are another product line that has increased significantly in the past year. The recent addition of a large MICR processing specialist has contributed significant business in the production and secure distribution of official checks and money orders. There is significant opportunity to add additional volume from this customer because of the products and services that we offer.

Custom business forms continue to evolve as part of our product mix. The production of standard business forms continues to be replaced with the production of specialized business forms. The success of the Financial Solutions Group in this area will continue because of our ability to use the technologies and processes that we have developed for use in these specialized business forms.

Due to our customers' desire for centralized forms management and secure distribution capabilities, this area of our company has increased over the last several years. This increase has allowed us to add additional warehouse space, as well as refine systems and procedures that put us at the forefront of the industry with secure distribution. This innovation has allowed our facilities to consistently provide documents with the highest degree of numbering integrity, decrease on-hand inventory and the amount of documents that become outdated and unusable.

Online & Electronic Capabilities

Aside from increased innovation in our products, the Financial Solutions Group has been on the leading edge of printing and electronic technology for the past decade. We are now in our third generation of computer-to-plate equipment in our prepress departments and have the ability to design and proof documents, enter orders and download directly to our plate-making equipment from computers. In particular, online proofing has brought new capabilities to our customers by allowing them access to their latest designs and revisions in a single depository. There have been significant increases in the use of the internet for status updates, order entry, freight and billing information. Our customers now have 24-hour, password-protected access to their order information. In our internal bank forms area, we have a new customized order entry program that makes it easy for our customers to enter orders directly into our system. Our usage rates are now averaging 15,000 hits per month and will continue to grow as we add additional customers to our system.

As we look forward to next year, the Financial Solutions Group sees a dramatic increase in the use of digital printing for MICR documents and custom business check programs. We currently process over 800 orders per week that are digitally printed without human intervention, and there are reasons to expect an increase in this demand. Orders are getting smaller and more complex with additional variable data and MICR quality necessitates the quality and consistency provided by digital equipment. Printing facilities must also control costs so that lower prices can still provide desired profit margins.

The Financial Solutions Group is preparing for another exciting year and will continue to utilize our innovation and technology to provide the best possible products and service for our customers.

Selected Financial Data

Years ended February
  28 or 29               2003     2002      2001      2000     1999
(In thousands, except    ----     ----      ----      ----     ----
   per share amounts)
Net sales              $240,757  $236,923  $229,186  $176,600  $159,690
Net earnings             15,247    14,966    13,177    15,123    14,110

Per share of common
  stock:
   Basic net earnings       .94       .92       .81       .93       .87
   Diluted net
     earnings               .93       .92       .81       .93       .87
   Dividends                .62       .62       .62       .62       .62
Total assets            152,537   139,034   142,854   102,934    94,335
Long-term debt           18,135     9,170    23,555       462         7


------------------------------------
Management's Discussion and Analysis


Liquidity and Capital Resources
The Company has maintained a strong financial position with working capital at February 28, 2003 of $39,718,000, an increase of 2.7% from the beginning of the year, and a current ratio of
2.6 to 1. The increase in current assets is due to operating profits less funds used to pay dividends and used in the purchase of all of the outstanding stock of Calibrated Forms Co., Inc. (Calibrated) on November 13, 2002, effective as of November 14, 2002. The purchase price for the transaction was $22,038,000, less liabilities excluded of $7,195,060. The acquisition was partially financed with two promissory notes totaling $14,805,000 bearing interest at 3.75% per annum and maturing on January 3, 2003. By January 3, 2003, the Company paid off the promissory notes and the related liabilities of $7,195,060. Effective January 3, 2003, the Company executed an amendment to its existing credit facility whereby the Revolving Credit Facility was increased to $30,000,000 and the outstanding balance of the term loan was merged into the Revolving Credit Facility with an interest rate of LIBOR plus .75% and a maturity date of January 3, 2006. The Company has $13,860,000 in cash and equivalents, and $18,135,000 in long-term debt, less current installments.
The Company made scheduled payments of $5,240,000 and pre-paid $2,160,000 of the debt financing during the year ended February 28, 2003. The Company anticipates repaying the long-term debt of $1,850,000 per quarter through June 2003, then $1,500,000 per quarter thereafter until the debt is extinguished in January 2006. The Company believes current inventory levels are sufficient to satisfy customer demand and anticipates having adequate sources of raw materials to meet future business requirements. The Company recorded a charge to Other Comprehensive Income in the amount of $4,982,000 related to its Pension Plan. SFAS No. 87 requires the recognition of a "minimum pension liability" if, as of a given measurement date, the fair value of a plan's assets is less than its accumulated benefit obligation. The decline in recent years of the U.S. equity markets has reduced the value of the Company's qualified pension plan assets. The Company estimates the plan assets to exceed the plan's accumulated benefit obligation in five years with annual pension plan contributions of approximately $2,500,000. Capital expenditures for the next fiscal year are expected to be between $3,000,000 and $5,000,000, which are expected to be financed through internally generated funds. The Company expects to generate sufficient cash flow from its operating activities to more than cover its operating and other capital requirements for the foreseeable future.

The following table aggregates the Company's expected contractual obligations and commitments subsequent to February 28, 2003:

                            Payments due by period (in thousands)
                            -------------------------------------
                                                           2008 and
                           2004    2005    2006    2007   thereafter
                           ----    ----    ----    ----   ---------
Industrial revenue bonds   $  338  $  335 $    --  $  --     $ --
  and other
Revolving credit            6,700   6,000  11,800     --       --
  facility
Operating lease             1,870   1,147     576    268      102
  obligations

Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), effective for fiscal years beginning after December 15, 2001. Under the new rule, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives. Effective March 1, 2002, the Company adopted the provisions of SFAS No. 142. Accordingly, the Company ceased amortization of goodwill effective at the date of adoption. Adoption of SFAS No. 142 resulted in an increase to after tax earnings of $.06 per diluted share year ended February 28, 2003. The Company's initial review for impairment of goodwill and other intangible assets performed during fiscal year ended February 28, 2002 indicated no impairment of these assets as of March 1, 2002. During the fourth quarter of fiscal year ended February 28, 2003, the Company performed its annual review for impairment of goodwill and other intangible assets as of February 28, 2003 and, based on this review, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143, a liability for an asset retirement obligation should be recognized in the period in which it is incurred and should be initially measured at fair value. The offset to the liability should be capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144) which became effective for the Company beginning March 1, 2002 and superceded, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121).
SFAS No. 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS No. 121 with regard to the impairment of long-lived assets. The adoption of SFAS No. 144 had no effect on the financial statements for the year ended February 28, 2003.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that costs related to an exit or disposal activity can only be accrued when a liability is actually incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the required disclosures made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective immediately. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others.

Results of Operations

2003 as compared to 2002

Net sales in 2003 increased 1.6% from 2002. Sales increased primarily as a result of the inclusion of Calibrated Forms Co., Inc. (Calibrated). Calibrated was acquired in November 2002 to augment the Forms Solutions Group. This Group, excluding Calibrated, continued to be impacted by both the general economy and industry declines and accordingly had a decrease in sales of 2.4%. The Financial Solutions Group sales increased slightly and accounted for .4% of the overall increase in net sales. The Promotional Solutions Group experienced a decrease in sales of 1.1% due to the general economy and business declines.

The gross profit margin decreased to 26.3% in 2003 as compared to 27.4% in 2002. The Forms Solutions Group, the Financial Solutions Group, and the Promotional Solutions Group gross profit margin all decreased from 29.6%, 27.5%, and 23.1% in fiscal 2002 to 28.0%, 26.6%, and 21.9%, respectively, in fiscal 2003. Excluding Calibrated, the decrease in the Forms Solutions Group resulted from less fixed cost absorption due to the net sales decrease as noted above. In addition, the general weakness in the economy and the decline in the forms industry contributed to lower prices in the Forms Solutions Group. The Financial Solutions Group gross profit margin decreased due to a combination of lower fixed cost absorption resulting from decreased sales volumes in certain plants and a shift in mix to lower margin products. In addition, a move to a new operating facility in one of the locations, which was completed in July of 2002, exacerbated the reduction in margins due to costs incurred for the move and incurrence of operational inefficiencies during the move period. The Promotional Solutions Group gross profit margin decreased due to less fixed cost absorption resulting from sales decline.

Selling, general and administrative expenses decreased 3.7% during fiscal 2003 as compared to 2002. The Financial Solutions Group and Promotional Solutions Group accounted for a 4.1% and 2.2% decrease in selling, general and administrative expenses, respectively. The elimination of goodwill expense in the Financial Solutions Group and Promotional Solutions Group resulting from the adoption of SFAS No. 142 accounted for 2.9% and .9% respectively of the total decrease in selling, general and administrative expenses. Effective cost reduction programs implemented in the groups accounted for the remainder of the reduction. The Forms Solutions Group and Corporate selling, general administrative expenses increased and offset the total decrease 1.3% and 1.3%, respectively. The increase in the Forms Solutions Group is primarily a result of the Calibrated acquisition. The increase in the Corporate expenses is primarily a result of an increase in depreciation related to the Company's Enterprise Resource Planning Software (ERP) System that continues to be placed in service company-wide.

Investment income decreased 72.5% in 2003 as compared to 2002 due to declines in interest rates. Interest expense decreased from $1,949,000 in fiscal 2002 to $1,306,000 in fiscal 2003 due to the reduction of Northstar Computer Forms, Inc. (Northstar) financial debt and to declines in interest rates. Other expenses decreased 6.1% in 2003 as compared to 2002 primarily due to a higher gain on sale of assets in 2003 as compared to 2002.

The Company's effective federal and state income tax rate for 2003 was 37.4%, as compared to 2002's effective rate of 38.7%. The primary reason for the decrease is due to the elimination of non-deductible goodwill expense for the year ended February 28, 2003 as a result of the adoption of SFAS No. 142.

2002 as compared to 2001

Net sales in 2002 increased 3.4% from 2001. Sales increased primarily as a result of the inclusion of Northstar for the full fiscal year 2002 compared to the nine month period subsequent to its acquisition in fiscal 2001. Northstar, now known as the Financial Solutions Group, was acquired in June of 2000. Northstar accounted for a 5.8% increase in sales. The Promotional Solutions Group sales increased slightly and accounted for .4% of the increase. The Forms Solutions Group experienced a decrease in sales of 2.8% due to the general economy and business declines.

The gross profit margin remained constant at 27.4% in fiscal years 2001 and 2002. The Financial Solutions Group and Promotional Solutions Group gross profit margin increased from 25.7% and 21.3%, respectively, in fiscal 2001 to 27.5% and 23.1%, respectively, in fiscal 2002. The increase in profit margin at Adams McClure, a member of the Promotional Solutions Group, is a result of operating initiatives implemented by management to address inefficiencies resulting from consolidation and integration. The increase in profit margin in the Financial Solutions Group results from better fixed cost absorption due to increased sales. The Forms Solutions Group gross profit margin decreased from 31.1% in fiscal 2001 to 29.6% in fiscal 2002. The decrease is a result of less fixed cost absorption due to decreased sales as noted above.

Selling, general and administrative expenses decreased 3.4% during fiscal 2002 as compared to 2001. The decrease in selling, general and administrative expenses was primarily attributable to successful consolidation and integration initiatives implemented by management in the Promotional Solutions Group accounting for a 6.6% reduction. Selling, general and administrative expenses in the Corporate segment and Forms Solutions Group accounted for 1.1% and 1.9% of the reduction, respectively, due to cost reduction programs. The inclusion of Northstar for the full fiscal year 2002 offset the total decrease by 6.2%.

Investment and other income decreased 26.3% in 2002 as compared to 2001 due to decreases in interest rates for the year.
Interest expense decreased from $2,046,000 in fiscal 2001 to $1,949,000 in fiscal 2002 as a result of reductions of Northstar financial debt. Other income (expense) decreased 181% in 2002 as compared to 2001. Other income in 2001 included a pre-tax gain of $653,000 resulting from the sale of the Louisville facility.

The Company's effective federal and state income tax rate for 2002 was 38.7%, as compared to 2001's effective rate of 38.9%. The primary reason for the decrease is the recognition of tax benefits related to the charitable contribution of one of the Company's warehouse buildings in fiscal 2002.


Critical Accounting Policies and Judgments

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

We exercise judgment in evaluating our long-lived assets for impairment. The Company assesses the impairment of long-lived assets which includes other intangible assets, goodwill and plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the impairment of goodwill annually. In performing tests of impairment, the Company estimates future cash flows that are expected to result from the operating segments. Actual results could differ from assumptions made by management. We believe our businesses will generate sufficient undiscounted cash flow to more than recover the investments we have made in property, plant and equipment, as well as the goodwill and other intangibles recorded as a result of our acquisitions. The Company cannot predict the occurrence of future impairment triggering events nor the impact such events might have on its reported asset values.

Revenue is generally recognized upon shipment for all printed products. Revenue from fixed price contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Derivative instruments are recognized on the balance sheet at fair value. Changes in fair values of derivatives are accounted for based upon their intended use and designation. The Company's interest rate swaps are held for purposes other than trading.
The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. Amounts receivable or payable under interest rate swap agreements are recorded as adjustments to interest expense. The swaps have been designated as a cash flow hedge, and the after tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instrument is recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.

Certain Factors That May Affect Future Results

The Forms Solutions Group sells a mature product line of business forms and other printed business products. The demand for this product line may decrease with increasing electronic and paperless forms and filings.

The Promotional and Financial Solutions Groups are dependent upon certain major customers. The loss of such customers may affect the revenue and earnings of the Groups.

The Company has various contracts with suppliers that are subject to change upon renewal and may not provide the same cost ratios for future periods.


Market Risk

The Company is exposed to market risk from changes in interest rates on debt. A discussion of the Company's accounting policies for derivative instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated
Financial Statements.

The Company's net exposure to interest rate risk consists of a floating rate debt instrument that is benchmarked to U.S. and European short-term interest rates. The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes. The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The Company's variable rate financial instruments, including the outstanding credit facilities, totaled $24.5 million at February 28, 2003. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate financial instruments as of February 28, 2003 would be immaterial. This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.



Management's letter to shareholders, operations overview and discussion, and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market for traditional forms products, variability in the prices of paper and other raw materials, and competitive conditions associated with the Company's products. Because of such uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements which speak only as of April 14, 2003.

Ten-Year Financial Review
(In thousands, except per share and per
  dollar of sales amounts)

Fiscal years     2003      2002      2001      2000
                 ----      ----      ----      ----
Net sales        $240,757  $236,923  $229,186  $176,600


Earnings before    24,345    24,403    21,571    24,041
  income taxes

Provision for       9,098     9,437     8,394     8,918
  income taxes

Net earnings       15,247    14,966    13,177    15,123

   Per dollar of     .063      .063      .057      .086
    sales

   Per common         .93       .92       .81       .93
    share -
    diluted

Dividends          10,093    10,089    10,075    10,068

   Per share          .62       .62       .62       .62

Shareholders'      96,903    96,035    91,540    88,267
  equity

   Per share -       5.95      5.89      5.63      5.45
     basic

Current assets     65,012    62,646    58,263    43,305

Current            25,294    23,966    17,908    10,525
  liabilities

Net working        39,718    38,680    40,355    32,780
  capital

Ratio of current
  assets to
  current           2.6:1     2.6:1     3.3:1     4.1:1
  liabilities

Depreciation of     9,156     8,683     8,313     5,389
  plant and
  equipment

Additions to        3,763     2,254     3,594     2,988
  property,plant
  and equipment


 Ten-Year Financial Review
 (In thousands, except per share and per
   dollar of sales amounts)

    1999     1998      1997     1996     1995      1994
    ----     ----      ----     ----     ----      ----
 $159,690 $162,962  $161,969 $150,071 $147,920  $140,369

   22,558   15,805    21,485   30,104   32,041    31,039

    8,448    5,597     7,992   11,487   12,025    11,582

   14,110   10,208    13,493   18,617   20,016    19,457

     .088     .063      .083     .124     .135      .139

      .87      .62       .82     1.13     1.22      1.16

   10,116   10,191    10,110    9,782    9,453     9,270

      .62      .62      .615     .595     .575      .555

   83,499   81,672    81,586   78,195   69,338    58,897

     5.12     4.97      4.96     4.76     4.22      3.52

   52,676   53,660    52,627   67,544   59,265    48,519

    8,367   10,396    10,307   13,054   12,976    12,548

   44,309   43,264    42,320   54,490   46,289    35,971


    6.3:1    5.2:1     5.1:1    5.2:1    4.6:1     3.9:1

    4,941    5,634     4,475    3,553    3,499     3,805

    3,663    9,576    13,575    6,106    4,010     2,215

 Consolidated Statements of Earnings
 (In thousands, except share and
 per share amounts)

                                     For the years ended February 28,
                                        2003       2002       2001
                                        ----       ----       ----
  Net sales                           $240,757   $236,923   $229,186
  Costs and expenses:
    Cost of sales                      177,485    171,935    166,340
    Selling, general and
     administrative expenses            37,559     39,000     40,356
                                       -------    -------    -------
                                       215,044    210,935    206,696
                                       -------    -------    -------
        Earnings from operations        25,713     25,988     22,490
                                       -------    -------    -------
  Other income (expense):
      Investment income                    167        608        826
      Interest expense                  (1,306)    (1,949)    (2,046)
      Other                               (229)      (244)       301
                                       -------    -------    -------

                                        (1,368)    (1,585)      (919)
                                       -------    -------    -------
        Earnings before income taxes    24,345     24,403     21,571
  Provision for income taxes             9,098      9,437      8,394
                                       -------    -------    -------
        Net earnings                  $ 15,247   $ 14,966   $ 13,177
                                       =======    =======    =======

  Net earnings per share of common
   stock - basic                      $    .94   $    .92   $    .81
                                       =======    =======    =======
  Net earnings per share of common
   stock - diluted                    $    .93   $    .92   $    .81
                                       =======    =======    =======

  Weighted average number of
    common shares outstanding -
    basic                           16,284,575 16,272,121 16,257,897

  Weighted average number of
    common shares outstanding -
    diluted                         16,478,140 16,318,718 16,257,897


 See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands, except share amounts)

                                                       Accumulated
                   Common Stock   Additional              Other      Treasury Stock
                   ------------    Paid-in  Retained  Comprehensive  --------------
                 Shares   Amount  Capital  Earnings  Income (Loss)  Shares    Amount     Total
                 ------   -----   -------  --------  -------------  ------    ------     -----
Balance
 February 29,
  2000         21,249,860 $53,125 $1,040   $125,980   $    --     (5,058,048) $(91,878) $88,267
  Net earnings         --      --     --     13,177        --             --        --   13,177
  Dividends
   declared
   ($.62 per
   share)              --      --     --    (10,075)       --             --        --  (10,075)
  Treasury
   stock
   issued              --      --     --     (1,265)       --         79,223     1,438      173
  Treasury
   stock
   purchases           --      --     --         --        --           (270)       (2)      (2)
               ----------  ------  -----    -------    ------     ----------    ------   ------
Balance
 February 28,
  2001         21,249,860 $53,125 $1,040   $127,817   $    --     (4,979,095) $(90,442) $91,540
  Net earnings         --      --     --     14,966        --             --        --   14,966
  Cumulative
   effect of
   accounting
   change  for
   derivative
   instruments         --      --     --         --      (504)            --        --     (504)
  Unrealized
   gain on
   derivative
   instruments                                            103                               103
                                                                                         ------
  Comprehensive
   income                                                                                14,565
  Dividends
   declared
   ($.62 per
   share)              --      --     --    (10,089)       --             --        --  (10,089)
  Treasury
   stock
   issued              --      --     --         --        --          2,500        22       22
  Treasury
   stock
   purchases           --      --     --         --        --           (327)       (3)      (3)
               ----------  ------  ------   -------    ------         ------    ------   ------
Balance
 February 28,
  2002         21,249,860 $53,125  $1,040  $132,694   $  (401)    (4,976,922) $(90,423) $96,035
 Net earnings          --      --      --    15,247        --             --        --   15,247
 Unrealized
   gain on
   derivative
   instruments                                            158                               158
  Minimum
   pension
   liability,
   net of tax
   effect                                              (4,982)                           (4,982)
                                                                                         ------
  Comprehensive
   income                                                                                10,423
  Dividends
   declared
   ($.62 per
   share)              --      --      --   (10,093)       --             --        --  (10,093)
  Treasury
   stock
   issued              --      --    (579)       --        --         64,500     1,172      593
  Treasury
   stock
   purchases           --      --      --        --        --         (4,465)      (55)     (55)
               ----------  ------  ------   -------     -----      ---------    ------   ------
Balance
 February 28,
  2003         21,249,860 $53,125 $   461  $137,848   $(5,225)    (4,916,887) $(89,306) $96,903
               ==========  ======  ======   =======     =====      =========    ======   ======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

                                For the years ended February 28
                                   2003       2002       2001
                                   ----       ----       ----
Cash flows from operating
 activities:
  Net earnings                   $ 15,247  $ 14,966   $ 13,177
  Adjustments to reconcile net
   earnings to net cash
   provided by operating
   activities:
    Depreciation                    9,156     8,683      8,313
    Amortization                       38     1,613      1,417
    Gain on the sale of
     equipment                        (93)      (26)      (709)
    Deferred income taxes            (971)     (160)      (169)
    Other                             613       (28)       474
    Changes in operating assets
     and liabilities:
      Receivables                     (48)    1,244      1,128
      Prepaid expenses                (98)       (5)      (293)
      Inventories                     (42)      866     (1,117)
      Other current assets           (608)    1,711      1,852
      Other assets                     --    (2,069)       950
      Accounts payable and
       accrued expenses              (578)      798     (2,266)
                                   ------    ------    -------
        Net cash provided by
         operating activities      22,616    27,593     22,757
                                   ------    ------    -------

Cash flows from investing
 activities:
  Capital expenditures             (3,763)   (2,254)    (3,594)
  Purchase of operating
   assets, net of cash acquired   (20,522)       --    (34,339)
  Proceeds from disposal of
   property                           176        35      1,141
  Redemption of investments         1,802     1,348      5,853
  Other                               (38)       90         --
                                   ------    ------     ------
        Net cash used in
         investing activities     (22,345)     (781)   (30,939)
                                   ------    ------     ------

Cash flows from financing
 activities:
  Debt issued to finance
   acquisitions                    15,000        --     36,500
  Repayment of debt issued to
   finance acquisitions            (7,540)   (8,890)   (10,850)
  Dividends                       (10,093)  (10,089)   (10,075)
  Purchase of treasury stock          (55)       (3)        (2)
  Proceeds from exercise of
   stock options                      593        22        173
  Other                              (496)     (636)      (637)
                                   ------    ------    -------
        Net cash provided by
         (used in) financing
         activities                (2,591)  (19,596)    15,109
                                   ------    ------    -------

Net change in cash and cash
 equivalents                       (2,320)    7,216      6,927
Cash and cash equivalents at
 beginning of year                 16,180     8,964      2,037
                                   ------    ------    -------

Cash and cash equivalents at
 end of year                     $ 13,860  $ 16,180   $  8,964
                                   ======    ======     ======

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(In thousands, except share and par value amounts)


                                             For the years ended
                                                February 28,
                                               2003      2002
                                               ----      ----
Assets
Current assets:
  Cash and cash equivalents                  $ 13,860  $ 16,180
  Investment securities                            --     1,802
  Receivables, principally trade, less
    allowance for doubtful receivables of
    $1,294 in 2003 and $1,486 in 2002          32,077    28,713
  Prepaid expenses                              1,708       814
  Inventories                                  13,104    12,222
  Contract costs in excess of billings            967       256
  Other current assets                          3,296     2,659
                                              -------   -------

        Total current assets                   65,012    62,646
                                              -------   -------

Property, plant and equipment, at cost:
  Plant, machinery and equipment               94,350    91,679
  Land and buildings                           26,653    22,564
  Other                                        16,507    14,934
                                              -------   -------
                                              137,510   129,177
  Less accumulated depreciation                86,246    77,834
                                              -------   -------

        Net property, plant and equipment      51,264    51,343
                                              -------   -------

Goodwill                                       34,241    21,951

Other assets                                    2,020     3,094
                                              -------   -------

                                             $152,537  $139,034
                                              =======   =======

Consolidated Balance Sheets
(In thousands, except share and par value amounts)

                                             For the years ended
                                                February 28,
                                               2003      2002
                                               ----      ----
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                           $ 6,644   $ 5,568
  Accrued expenses:
    Employee compensation and benefits         6,784     4,770
    Taxes other than income                    1,430       970
    Other                                      3,398     3,623
  Current installments of long-term debt       7,038     9,035
                                              ------    ------
        Total current liabilities             25,294    23,966
                                              ------    ------

Accrued pension                                2,130        --
Long-term debt, less current installments     18,135     9,170
Deferred credits, principally income taxes    10,075     9,863

Shareholders' equity:
  Series A junior participating preferred
  stock of $10 par value.
    Authorized 1,000,000 shares; none             --        --
    issued
  Common stock of $2.50 par value.
    Authorized 40,000,000 shares; issued
      21,249,860 shares                       53,125    53,125
  Additional paid in capital                     461     1,040
  Retained earnings                          137,848   132,694
  Accumulated other comprehensive income
  (loss):
    Minimum pension liability, net of
      deferred taxes of $3,005 and $0.        (4,982)       --
    Unrealized gain (loss) on derivative
      instruments, net of deferred taxes of
      $149 and $257.                            (243)     (401)
                                             -------   -------
        Total accumulated other
          comprehensive loss                  (5,225)     (401)
                                             -------   -------

                                             186,209   186,458

  Treasury stock, 4,916,887 and 4,976,922
    shares, respectively                      89,306    90,423
                                             -------   -------

        Total shareholders' equity            96,903    96,035
                                             -------   -------

                                            $152,537  $139,034
                                             =======   =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies and General Matters

Nature of Operations. Ennis Business Forms, Inc. and its wholly owned subsidiaries (the Company) is principally in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain accounts have been reclassified to present comparable results.

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. There were no investments at February 28, 2003, and $13,200,000 at February 28, 2002. All such investments (consisting of Eurodollar deposits of U.S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents.

Investment Securities. Investment securities held at February 28, 2002 consist of U.S. Treasury Notes. The Company held these securities until maturity; therefore, they were classified as held-to-maturity as either current or non-current assets depending on maturity dates and are reflected at amortized cost in the accompanying consolidated financial statements.

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

Goodwill and Other Intangible Assets. Effective March 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).
Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be tested for impairment (by reporting unit) upon adoption of SFAS No. 142 and annually thereafter. The Company performs its annual impairment analysis during the third quarter of each year. The Company has determined that there are three reporting units, as defined by SFAS 142, including the Forms Solutions Group, Promotional Solutions Group and Financial Solutions Group. Other acquired intangibles are primarily trade names and are being amortized on a straight-line basis over ten years.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144) which became effective for the Company beginning March 1, 2002 and superceded, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). SFAS No. 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS No. 121 with regard to the impairment of long-lived assets. The adoption of SFAS No. 144 had no effect on the financial statements for the year ended February 28, 2003. Long-lived assets, including intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is based upon future discounts net cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, investment securities, receivables and accounts payable approximates fair value because of the short maturity of these instruments. Long-term debt as of February 28, 2003, 2002 and 2001, approximates its fair value. The related interest rate swaps were recorded at fair value at February 28, 2003 and 2002. See also Notes 2 and 4.

Derivative Financial Instruments. The Company's interest rate swaps are held for purposes other than trading. The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. Amounts receivable or payable under interest rate swap agreements are recorded as adjustments to interest expense. This swap has been designated as a cash flow hedge and the after-tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instrument is recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.

Revenue Recognition. Revenue is generally recognized upon shipment of all printed products. Revenue from fixed contracts for the design and construction of tools, dies and special machinery is recognized using the percentage of completion method of accounting.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog which typically ranges from three to twelve months. Advertising expense was approximately $1,528,000, $1,207,000, and $1,847,000 during the years ended February 28, 2003, 2002 and 2001, respectively. Included in advertising expense is amortization related to direct response advertising of $474,000, $415,000, and $840,000 for the years ended February 28, 2003, 2002, and 2001, respectively. Unamortized direct response advertising costs included in other current assets at February 28, 2003 and 2002 were $53,000 and $117,000, respectively.

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

Credit Risk. The Company's financial instruments which are exposed to credit risk consist of its trade receivables. The trade receivables are geographically dispersed primarily within the continental United States and the investment securities are generally restricted to investment grade commercial paper, Eurodollar deposits of U.S. banks, and U.S. Government obligations. Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. One customer accounts for 10.7% of accounts receivable at February 28, 2003.

Earnings Per Share. Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued using the Treasury stock method. At February 28, 2003, 2002, and 2001, 767,750, 804,000, and 794,500
of options, respectively, were not included in the diluted earnings per share computation because their exercise price exceeded the average fair market value for the Company's stock for the year. There is no difference in the denominator used for basic and diluted earnings per share for all periods presented.

Comprehensive Income.  Amounts charged directly to Shareholders'
Equity related to the Company's interest rate swap and pension plan are included in "other comprehensive income."

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

Stock Based Compensation. The Company accounts for employee and director stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) and SFAS No. 148, "Accounting for Stock-Based Compensation -
Transition and Disclosure."   Under APB No. 25, compensation
expense for fixed awards is based upon the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the exercise price and is amortized over the vesting period. All stock-based awards to non-employees, if any, are accounted for at their fair value. The Company is required to disclose the pro forma net income as if the fair value method defined in SFAS No. 123 had been applied.

Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below for the years ended February 28, (in thousands, except per share amounts):


                                    2003      2002      2001
                                    ----      ----      ----

       Net earnings, as reported   $15,247   $14,966   $13,177
        Deduct total stock-based
         employee compensation
         expense determined
         under fair value based
         methods for all awards,
         net of related tax           (138)     (138)     (143)
         effects
                                    ------    ------    ------
       Pro forma net earnings      $15,109   $14,828   $13,034
                                    ======    ======    ======

      Earnings per share:
       As reported - diluted          $.93      $.92      $.81
       Pro forma - diluted             .92       .91       .80


Recent Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143, a liability for an asset retirement obligation should be recognized in the period in which it is incurred and should be initially measured at fair value.
The offset to the liability should be capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that costs related to an exit or disposal activity can only be accrued when a liability is actually incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS No. 146 will have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the required disclosures made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective immediately. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others.

(2) Investment Securities
     Amortized cost and estimated fair value of investment securities classified as held-to-maturity were as follows at February 28, 2002 (in thousands):

                           Amortized  Gross Unrealized   Estimated
                             Cost      Holding Gains    Fair Value
                             ----      -------------    ----------
     Investment securities
      due in less than
      one year              $1,802          $20           $1,822
                             =====           ==            =====

There were no investment securities at February 28, 2003.


(3) Inventories
     The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out
(LIFO) cost or market. At February 28, 2003 and 2002, approximately 75% and 67%, respectively, of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out (FIFO) cost or market. The following table summarizes the components of inventory at the different stages of production at February 28, (in thousands):


                                        2003        2002
                                        ----        ----
      Raw material                    $ 6,664     $ 6,065
      Work-in-process                   1,161       1,216
      Finished goods                    5,279       4,941
                                       ------      ------
                                      $13,104     $12,222
                                       ======      ======


     The excess of current costs over LIFO stated values was approximately $3,877,000 and $3,904,000 at February 28, 2003 and
2002, respectively.

     There were no significant liquidations of LIFO inventories during the years ended February 28, 2003 and 2002. During Fiscal 2001 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal year 2001 purchases, the effect of which decreased cost of sales by approximately $151,000 and increased net earnings by approximately $95,000 ($0.01 per share).


(4) Long-Term Debt
     Long-term debt consisted of the following at February 28, 2003 and 2002 (in thousands):

                                            2003         2002
                                            ----         ----

     Term loan                            $    --      $11,900
     Revolving credit facility             24,500        5,000
     Industrial revenue bonds                 670        1,005
     Other                                      3          300
                                           ------       ------
                                           25,173       18,205
     Less current installments              7,038        9,035
                                           ------       ------
     Long-term debt                       $18,135      $ 9,170
                                           ======       ======

     The availability under the revolving credit facility is reduced quarterly by $1,850,000 through March 31, 2003, and thereafter reduced $1,500,000 continuing each quarter until the loan matures on January 3, 2006, at which time all amounts outstanding are payable in full. Interest payments are required monthly at LIBOR plus .75 percent (2.09% as of February 28, 2003). Availability under the revolving credit facility at February 28, 2003 is $5,500,000.

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

     The Company utilized swap agreements related to the term loan and revolving credit facility to effectively fix the interest rate at 6.89% and 3.20% for a pre-set principal amount of the loans. The pre-set principal amount of the loans covered by the swap agreements declines quarterly in connection with expected principal reductions and totaled $9,500,000 and $15,000,000 at February 28, 2003. The fair value of the swap agreements at February 28, 2003 is approximately $(392,000).


     The revolving credit facility is unsecured and contains certain restrictive covenants, including restrictions on additional indebtedness, investments in or advances to others, acquisitions of other businesses, declaration and payment of dividends and repurchase of capital stock.

Total interest paid in fiscal 2003, 2002 and 2001 was $1,291,000, $1,702,000 and $2,014,000, respectively.


(5) Shareholders' Equity
     In fiscal 1999, the Company adopted a Shareholder Rights Plan, which provides that the holders of the Company's common stock receive one preferred share purchase right (a "Right") for each share of the Company's common stock they own. Each Right entitles the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $10.00 per share, at a purchase price of $27.50 per one one-thousandth of a share, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15% or more of the outstanding shares of common stock of the Company. Under those circumstances, the holders of Rights would be entitled to buy shares of the Company's common stock or stock of an acquiror of the Company at a 50% discount. The Rights expire on November 4, 2008, unless earlier redeemed by the Company.

(6) Stock Options
     At February 28, 2003, the Company has two incentive stock option plans: the 1998 Option and Restricted Stock Plan and the 1991 Incentive Stock Option Plan. The Company has 800,027 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five year period.

     The per share weighted-average fair value of options granted during fiscal years ended February 28, 2003, 2002, and 2001 was $1.96, $0.91, and $0.72, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions for the years ended February 28:


                                    2003      2002     2001
                                    ----      ----     ----

     Expected dividend yield        5.01%     7.03%    8.26%
     Stock price volatility        22.50%    23.40%   21.92%
     Risk-free interest rate        4.64%     4.86%    6.24%
     Expected option term         5 years   5 years  5 years

     Following is a summary of transactions of incentive stock options during the three fiscal years ended in 2003:


                                                           Weighted
                                                Number      Average
                                                  of       Exercise
                                                Shares       Price
                                                ------       -----

         Outstanding at February 29, 2000
          (132,375 shares exercisable)         611,750      $10.78
         Granted                               271,723        7.12
         Terminated                            (88,973)       7.79
                                               -------

         Outstanding at February 28, 2001
          (211,688 shares exercisable)         794,500        9.86
         Granted                                65,000        7.90
         Terminated                            (55,500)      17.21
                                               -------

         Outstanding at February 28, 2002
          (291,375 shares exercisable)         804,000        9.20
         Granted                                35,000       13.28
         Terminated                             (6,750)      10.84
         Exercised                             (64,500)       9.19
                                               -------
         Outstanding at February 28, 2003
          (376,438 shares exercisable)         767,750       $9.37
                                               =======        ====


     The following table summarizes information about incentive stock options outstanding at February 28, 2003:

                           Options Outstanding
                           -------------------
                                Weighted                 Options Exercisable
                                 Average                 -------------------
                                Remaining    Weighted               Weighted
                               Contractual   Average                Average
      Exercise       Number     Life (In     Exercise     Number    Exercise
       Prices     Outstanding    Years)       Price    Exercisable   Price
      --------    -----------  ----------    --------  ----------- ---------

      $7.06 to
       $10.31      599,000        6.5        $ 8.59      238,938   $ 9.26
      11.06 to
       12.00        98,500        3.5         11.14       97,250    11.14
      13.28 to
       15.63        70,250        4.9         13.55       40,250    13.75
                   -------                               -------
   7.06 to 15.63   767,750        6.0          9.37      376,438    10.23
                   =======                               =======

(7) Income Taxes
     The components of the provision for income taxes for fiscal years 2003, 2002, and 2001 are (in thousands):

                                          2003      2002      2001
                                          ----      ----      ----
     Current:
       Federal                          $ 8,688   $8,546    $7,661
       State and local                    1,040    1,051       902
     Deferred                              (630)    (160)     (169)
                                         ------    -----     -----
     Total provision for income taxes   $ 9,098   $9,437    $8,394
                                         ======    =====     =====
     Total income taxes paid            $10,088   $8,085    $9,503
                                         ======    =====     =====

     The following summary reconciles the statutory U.S. Federal income tax rate to the Company's effective tax rate:

                                            2003      2002     2001
                                            ----      ----     ----

    Statutory rate                          35.0%     35.0%    35.0%
    Provision for state income taxes,
      net of Federal income tax benefit      2.8       2.8      2.7
    ESOP pass-through dividend deduction      --      (0.5)    (0.6)
    Goodwill non-deductible                   --       1.6      1.3
    Other                                   (0.4)     (0.2)      .5
                                            ----      ----     ----
           Effective tax rate               37.4%     38.7%    38.9%
                                            ====      ====     ====


     The components of deferred income tax assets and liabilities are summarized as follows (in thousands) for the years ended
February 28:


                                                     2003     2002
                                                     ----     ----
     Current deferred asset:
       Allowance for doubtful receivables           $  486   $  559
       Inventory valuation                             392      380
       Employee compensation and benefits            1,797    1,460
       Other                                           396      (11)
                                                     -----    -----
                                                    $3,071   $2,388
                                                     =====    =====
     Noncurrent deferred liability:
       Depreciation                                 $7,197   $7,735
       Intangibles amortization and impairments       (856)    (297)
       Prepaid pension cost                            966      762
       Partnership interest                            200      199
       Other                                           357      357
                                                     -----    -----
                                                    $7,864   $8,756
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

Pension expense for fiscal years 2003, 2002, and 2001 included the following components (in thousands):

                                            2003     2002     2001
                                            ----     ----     ----
    Service cost-benefits earned during
       the current period                  $1,475   $1,520   $1,474
    Interest cost on projected benefit
       obligation                           2,554    2,739    2,439
    Expected return on plan assets         (2,483)  (2,391)  (2,496)
    Net amortization and deferral             368     (236)    (467)
                                            -----    -----    -----

        Net periodic pension cost         $1,914    $1,632   $  950
                                           =====     =====    =====

Assumptions used in accounting for the defined benefit plans for fiscal years 2003, 2002, and 2001 are as follows:

                                             2003     2002    2001
                                             ----     ----    ----

    Weighted average discount rate         6.50% to
                                            7.25%     7.25%   7.50%
    Earnings progression                    4.50%     4.50%   4.50%
    Expected long-term rate of return on
      plan assets                           9.25%     9.25%   9.25%

Assets and obligations for fiscal years 2003 and 2002 are as follows (in thousands):


                                                     2003       2002
                                                     ----       ----
     Projected benefit obligation
     Beginning of year                             $36,101    $36,888
     Service and interest cost                       4,029      4,259
     Actuarial gain                                   (166)    (3,299)
     Benefits paid                                  (2,518)    (1,747)
                                                    ------     ------

     End of year                                   $37,446    $36,101
                                                    ------     ------

     Fair value of plan assets
     Beginning of year                             $27,714    $26,210
     Company contributions                           2,500      3,672
     Net losses                                     (1,480)      (420)
     Benefits paid                                  (2,518)    (1,747)
                                                   -------     ------

     End of year                                    26,216     27,715
                                                   -------     ------

     Excess of projected benefit obligation over
       plan assets                                 (11,230)    (8,386)
     Unrecognized losses and prior service cost     14,082     10,708
     Additional minimum pension liability           (4,982)        --
     Unrecognized net transition asset being
       recognized over the average remaining
       service life                                     --        (56)
                                                   -------     ------


     Total pension (liability) asset              $ (2,130)   $ 2,266
                                                   =======     ======


(9) Acquisitions and Disposal
     On June 6, 2000, the Company purchased the outstanding stock of Northstar for approximately $44,153,000. The acquisition was financed with $36,500,000 in bank loans with the balance being provided by internal cash resources. Northstar became a wholly owned subsidiary and operates as the Financial Solutions Group. The acquisition was accounted for by the purchase method and goodwill of approximately $14,644,000 was originally recorded and amortized through February 28, 2002. Net goodwill of the Financial Solutions Group as of February 28, 2003 is $14,014,000. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), the Company tested for impairment at the end of its third quarter using projected cash flows and representative earnings multiples for the industry. Based on the test, no impairment of goodwill was indicated or recorded.

     On November 14, 2002, the Company completed its acquisition of all of the outstanding stock of Calibrated Forms Co., Inc. (Calibrated) a company which is principally engaged in the design, manufacture and marketing of printed business forms within the wholesale business forms marketplace. Calibrated was acquired to help strengthen the Company in the wholesale business forms marketplace. Calibrated became a wholly owned subsidiary and operates as part of the Forms Solutions Group. The acquisition was financed with an additional $15,000,000 draw against the Company's Revolving Credit Facility. The purchase price for the transaction was $22,038,000, less liabilities excluded of $7,195,060, and the liabilities excluded were evidenced by two promissory notes bearing interest at 3.75% per annum which were paid January 3, 2003. In addition, the Purchase Agreement provides for additional consideration in the form of an earn out. The earn out will be 50% of the amount, if any, of Calibrated's EBITDA, as defined in the Purchase Agreement in excess of $6,300,000 each year, to a maximum amount of $3,000,000. This earn out will be paid as long as one of the two former shareholders acceptable to the Company, is employed as General Manager of Calibrated on a full-time basis during the entire fiscal year for which the earn out is paid. Any such earn out will be recorded as compensation expense in the year to which it relates. The acquisition was accounted for by the purchase method. Approximately $2,400,000 of the goodwill related to the Calibrated acquisition is deductible for tax purposes.

The following is a summary of the purchase price allocation (in thousands):


          Cash                                   $ 1,516
          Accounts receivable                      3,573
          Inventory                                  840
          Other assets                             1,308
          Fixed assets                             5,397
          Goodwill                                12,252
          Trade name                               1,325
          Accounts payable and accrued
            liabilities                           (4,173)
                                                  ------

               Total purchase price              $22,038
                                                  ======


     The accompanying consolidated financial statements include the operations of Calibrated since the date of acquisition. The following table presents certain operating information on a pro forma basis as though Calibrated had been acquired as of March 1, 2001, after including the estimated impact of adjustments such as amortization of intangible assets, interest expense, reduced interest income and related tax effects (in thousands, except per share amount) for the fiscal years ended:

                                                     Unaudited
                                                     ---------
                                                    February 28,
                                                    ------------
                                                   2003      2002
                                                   ----      ----
     Pro forma net sales                         $270,125  $281,386
     Pro forma net earnings                        15,581    14,863
     Pro forma net earnings per share-diluted         .95       .91

     The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented.

(10) Goodwill and Other Intangible Assets
     Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Effective March 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets" (SFAS No. 142). Under the provision of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the statement.

     The Company's initial review for impairment of goodwill and other intangible assets performed during fiscal year ended February 28, 2002 indicated no impairment of these assets as of March 1, 2002. During the fourth quarter of fiscal year ended February 28, 2003, the Company performed its annual review for impairment of goodwill and other intangible assets as of February 28, 2003, and, based on this review, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

     Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangibles with indefinite lives. The following table sets forth a reconciliation of net earnings (in thousands) and net earnings per share information for the three years ended February 28, 2003 as though SFAS No. 142 had been in effect at the beginning of fiscal year ended February 28, 2001.


                                      2003      2002     2001
                                      ----      ----     ----

     Reported net income            $15,247   $14,966  $13,177
     Goodwill amortization, net
      of tax benefit                     --       973      780
                                     ------    ------   ------

     Adjusted net income            $15,247   $15,939  $13,957
                                     ======    ======   ======

     Diluted earnings per share:
      Reported net income
                                    $   .93   $   .92  $   .81
      Goodwill amortization, net
         of tax benefit                  --       .06      .05
                                     ------    ------   ------

      Adjusted diluted earnings
         per share                  $   .93   $   .98  $   .86
                                     ======    ======   ======


     The cost of purchased trade names is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (10 years) of such trade names. The Company assesses the recoverability of its definite-lived intangible assets primarily based on its current and anticipated future undiscounted cash flows. At February 28, 2003, the Company does not believe there has been any impairment of its intangible assets. The Company expects to record annual amortization expense of approximately $132,000 in fiscal year ended 2004, $132,000 in 2005, $132,000 in 2006, $132,000 in 2007
and $132,000 in 2008 related to its intangible assets as of February 28, 2003.

     The changes in the carrying amount of goodwill for the year ended February 28, 2003 are as follows:

                          Forms    Promotional  Financial
                        Solutions   Solutions   Solutions
                          Group       Group       Group      Total
                          -----       -----       -----      -----
   Balance as of
     March 1, 2002      $ 1,358      $6,579     $14,014    $21,951
   Goodwill acquired
     during the year     12,290          --          --     12,290
                         ------       -----      ------     ------

   Balance as of
     February 28, 2003  $13,648      $6,579     $14,014    $34,241
                         ======       =====      ======     ======

(11) Related Party Transaction
     In connection with its determination that Mr. Pritchett, a director of the Company, has no material relationships with the Company, the Board reviewed the Company's purchase of its new headquarters site from the Corporation for the Economic Development of Midlothian, a special purpose corporation (the "Corporation") which is an affiliate of the city of Midlothian, Texas. This site was formerly owned by a corporation which is an affiliate of Mr. Pritchett and is located in a business park which is being developed by Mr. Pritchett. Mr. Pritchett has owned and developed a substantial amount of commercial real estate in this area for many years. A committee of the Board, of which Mr. Pritchett was a non-voting member, conducted an extensive search for a new site in the area and concluded that this site is the most suitable for the Company. The Company previously held discussions with the Corporation regarding its policy of purchasing, developing and re-selling business sites as a matter of policy to attract new businesses to the city to increase its tax base. After the site was identified by the Committee and approved by the Board, the Company indicated its interest in purchasing the property from the Corporation, and the Corporation then purchased the property from Mr. Pritchett for $780,000 on December 12, 2002, below independently appraised value. Subsequently, on December 18, 2002, the Corporation sold the property to the Company at the same price, but the Company will receive a $300,000 cash incentive from the Corporation on occupancy. Mr. Pritchett is not a member of the Midlothian city council nor an officer or director of the Corporation and did not participate in the negotiation of the price of the property to the Company. The Corporation had the power and authority to make an independent decision to sell the property to the Company and to determine the sale price. The selection and purchase of the site was unanimously approved by the Board, with Mr. Pritchett abstaining. In determining that Mr. Pritchett has no material relationships with the Company, the Board reviewed supporting documentation from Mr. Pritchett as to the cost of the property and the Company's financial statements.

(12) Segment Information
     The Company operates three business segments. The Forms Solutions Group is primarily in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The Promotional Solutions Group is comprised of Adams McClure (design, production and distribution of printed and electronic media), Admore (presentation products) and Wolfe City (flexographic printing, advertising specialties and Post-it (registered trademark) Notes). On June 6, 2000, the Company acquired Northstar (manufacturer and seller of official bank checks, money orders, and internal bank forms) which became the Financial Solutions Group. On November 14, 2002, the Company acquired Calibrated which became part of the Forms Solutions Group. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company's corporate headquarters and other administrative costs. Segment data for the fiscal years ended February 28, 2003, 2002, and 2001 were as follows (in thousands):

                         Forms   Promotional Financial
                       Solutions  Solutions  Solutions           Consolidated
                         Group      Group      Group   Corporate    Totals
                         -----      -----      -----   ---------    ------
  Fiscal year ended
   February 28, 2003:
  Net sales            $118,763  $70,847     $51,147   $    --    $240,757
  Depreciation            2,829    2,320       3,174       833       9,156
  Amortization               38       --          --        --          38
  Segment earnings
   (loss) before
   imcome taxes          18,850    6,670       4,916    (6,091)     24,345
  Segment assets         71,595   36,355      39,730     4,857     152,537
  Capital expenditures      631      699         772     1,661       3,763

  Fiscal year ended
   February 28, 2002:
  Net sales            $113,390  $73,496     $50,037   $    --    $236,923
  Depreciation            2,460    2,322       3,378       523       8,683
  Amortization              106      392       1,115        --       1,613
  Segment earnings
   (loss)before
   income taxes          20,514    7,354       2,422    (5,887)     24,403
  Segment assets         55,260   36,671      41,831     5,272     139,034
  Capital expenditures      685      416         734       419       2,254

  Fiscal year ended
   February 28, 2001:
  Net sales            $119,857  $72,642     $36,687   $    --    $229,186
  Depreciation            2,788    2,377       2,623       525       8,313
  Amortization              912      505          --        --       1,417
  Segment earnings
   (loss)before
   income taxes          22,782    3,763         753    (5,727)     21,571
  Segment assets         43,738   40,213      45,490    13,413     142,854
  Capital expenditures    1,993      458          --     1,143       3,594

"Post-it" is a registered trademark of 3M.

(13) Quarterly Information (Unaudited)
   (In thousands, except per share amounts)


                                       May    August  November February
                                       ---    ------  -------- --------
     Fiscal year ended February 28,
       2003:
        Net sales                    $57,743  $56,646  $59,151 $67,217
        Gross profit                  15,004   15,596   15,591  17,081
        Net earnings                   3,300    3,817    3,675   4,455
        Dividends paid                 2,522    2,524    2,524   2,523
        Per share of common stock:
          Basic net earnings             .20      .24      .23     .27
          Diluted net earnings           .20      .23      .23     .27
          Dividends                     .155     .155     .155    .155


     Fiscal year ended February 28,
       2002:
        Net sales                    $59,823  $58,695  $59,458 $58,947
        Gross profit                  16,081   16,966   16,699  15,242
        Net earnings                   3,408    4,047    3,870   3,641
        Dividends paid                 2,522    2,522    2,523   2,522
        Per share of common stock:
          Basic net earnings             .21      .25      .24     .22
          Diluted net earnings           .21      .25      .24     .22
          Dividends                     .155     .155     .155    .155

(14) Commitments
     The Company leases its facilities under operating leases that expire on various dates through fiscal 2008. Future minimum lease commitments required under noncancelable operating leases for each of the fiscal years ending are as follows (in thousands):

                           2004     1,870
                           2005     1,147
                           2006       576
                           2007       268
                           2008       102
                           --------------
                           Total  $ 3,963
                           ==============

     Rent expense attributable to such leases totaled $2,120,000, $1,971,000, and $1,695,000 for the years ended February 28, 2003,
2002, and 2001, respectively.

     In the ordinary course of business the Company also enters into real property leases, which require the Company as lessee to indemnify the lessor from liabilities arising out of the Company's occupancy of the properties. The Company's indemnification obligations are generally covered under the Company's general insurance policies.

     The Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. The Company is self-insured with respect to potential losses related to workers' compensation claims. The Company maintains reserves for anticipated self-insurance losses. Although the results of any litigation or claim cannot be predicted with certainty, management believes that the outcome of pending litigation and claims, when considered in conjunction with self-insurance reserves established, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

                 Report of Independent Auditors


Board of Directors and Shareholders
Ennis Business Forms, Inc.

We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries (the Company) as of February 28, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity and cash flows for the two years in the period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended February 28, 2001 were audited by other auditors whose report, dated April 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ennis Business Forms, Inc. and subsidiaries as of February 28, 2003 and 2002, and the consolidated results of their operations and their cash flows for the two years in the period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 10 to the financial statements, in 2003 the Company changed its method of accounting for goodwill.


                           /s/ Ernst & Young LLP


Dallas, Texas
April 14, 2003