Form 10-K, Exhibit 13
period 2004-02-29
ENNIS BUSINESS FORMS INC
filed 2004-05-04
CIK 33002

Contents

2   Letter To Shareholders
6   Forms Solutions Group
8   Promotional Solutions Group
10  Financial Solutions Group
12  Selected Financial Data
13  Management's Discussion and Analysis
18  Ten-Year Financial Review
20  Consolidated Financial Statements
40  Independent Auditors' Report



Financial Highlights


  Annual Summary


                              Fiscal Years Ended     % Increase
                              2004         2003      (Decrease)
                              ----         ----      ----------
Net Sales                 $259,360,000 $240,757,000       7.7
Earnings before income
  taxes                     28,890,000   24,345,000      18.7
Income taxes                10,939,000    9,098,000      20.2
Net earnings                17,951,000   15,247,000      17.7
Dividends                   10,146,000   10,093,000        .5
Per share of common
  stock:
     Basic net earnings           1.10          .94      17.0
     Diluted net earnings         1.08          .93      16.1
     Dividends                     .62          .62        --
Weighted average number of
  shares of common stock
  outstanding - basic       16,358,107   16,284,575        .5
Weighted average number of
  shares of common stock
  outstanding - diluted     16,601,838   16,478,140        .8

Letter to Shareholders

We are pleased to report our best per share earnings since the 1996 fiscal year. The employees of our company are particularly gratified with these results, as the printing business has become increasingly competitive in the last decade. The printing industry in general has declined in both revenue and earnings the past three years. Ennis Business Forms, Inc. continues to be a printing company, but not of only the business forms with which we have been traditionally associated. Ennis has been in a transition from over dependence on the old-line forms business, and the 2004 fiscal year has demonstrated our progress. While the printing of forms will continue to be important, the non-traditional forms and other printed products produced 45% of our revenue and 39% of our profits the past fiscal year.

Continuing economic pressure on the companies in our industry has hastened a pattern of consolidation. As an active participant in that process, Ennis Business Forms, Inc. was able to reach an agreement to purchase Calibrated Forms Company last year. We will continue to pursue acquiring respected print related enterprises. While Calibrated is still primarily in the forms business, it is a quality organization, which fits our culture well. Their results have proven our expectations correct. Future acquisitions will continue the same pattern of prospects. Our acquisition strategy is to continue to expand our portfolio of product lines to include more than traditional forms, while continuing to consider high quality forms companies that provide an opportunity for superior industry returns.

Our entry point to the marketplace will continue to be through indirect market channels. Our customers include distributors, printers, large direct sellers and various other organizations that resell our products. In the past year, the marketplace has changed significantly for manufacturers who sell direct as they continue to consolidate into mega-enterprises. As these consolidated companies integrate, there will be opportunities due to strategic decisions by the surviving entity and fallout opportunities as their current customers move into new relationships.

The distributor organizations have a window of opportunity for accounts that were traditionally available only to direct sellers. Distributors can penetrate these companies through superior service and better-targeted solutions. However, the number of indirect selling manufacturers are also declining, decreasing the number of supply options to the indirect selling community. Ennis now has a wider footprint of facilities and product lines than any company supplying through the indirect market channel. In addition, if a distributor is able to acquire a large business account, an organization with Ennis' capabilities and financial strength will be essential. We believe these advantages position us well in the continuing market evolution of the printing industry.

Since we are convinced that our future in printing is more diverse than simply forms, we will ask the shareholders to approve a name change for your company. Our recommended name is Ennis, Inc., from our current name of Ennis Business Forms, Inc. Our sales and marketing materials have moved to the "Ennis" name for several years, and we believe it is time to make it official. The names are closely related, and we foresee no significant costs associated with the change. The organization structure of our three separate operating units, which are currently well established, will continue. By removing the words "business forms" from the corporate name, it will help the marketing efforts of the non-forms groups.

Promotional Solutions Group

This group's target customers are more closely tied to the strength of the economy than the traditional forms products. A core customer group is advertising agencies, which thrive in a growing economy. The advertising market continued to be soft this past year, and subsequently, the revenue of Promotional Solutions was down by 5%. This slowdown did provide us an opportunity to concentrate on improving the internal operations of these manufacturing facilities. The results were apparent in the financials, as the Promotional Solutions Group improved their profitability by 11%.

As the growth rate in the U.S. market has increased, we have seen a corresponding change in new business opportunities. While quoting activity remains at an all time high, we already have new customer commitments that more than surpass last year's decline.

In order to handle the new business, we have transferred control of a Dallas plant site from the Forms Solutions Group to the Promotional Solutions Group. The plant currently houses Connolly Tool and Machine Co, which is downsizing to accept new printing and fulfillment capacity.

The group's areas of growth are in point-of-purchase signage, labels, screen-printing, presentation folders, commercial printing, fulfillment of products and printing on plastic substrates. Additional equipment and process improvements include additional plastics printing capabilities, new label capacities and computer to plate technologies.

Financial Solutions Group

The Financial Solutions Group focuses on security and MICR related documents, primarily, for the financial services industry. This group is composed of the former Northstar facilities, which has been a part of Ennis for over three years. The acquisition continues to be a success and has now returned in cash flow all of the original debt incurred for the purchase.

This past fiscal year saw the completion of the move of the Nevada, Iowa facility to a larger facility and the consolidation of a small plant in Colorado, into that new building. While these moves had no immediate revenue impact, they did contribute to the profit improvement of the group, which was a positive 40%.

While the Financial Solutions Group is less cyclical than the Promotional Solutions Group, they do have some customers that are sensitive to the Gross Domestic Product (GDP) growth rate. As a result, the negotiable documents business was down this year and resulted in a slight overall decline in the group's revenue. The management of the group focused on improving an already excellent level of service and performance, which they believe will increase their market share.

Michael D. Magill ("Mike"), their new leader since early spring, offers additional discussion of their direction in this annual report's group segment presentation. Mike has an extensive background in the financial industry, which includes executive positions in a major financial institution, CEO of Safeguard Business Systems Inc. - a major supplier of checks and forms to the financial industry.

Mike  joined the Company after Safeguard was acquired by  another
company.   We  are  pleased to have someone of Mike's  depth  and
experience on the Ennis team.

Forms Solutions Group

The Forms Solutions Group continues to perform well above their industry peers. We believe this trend is sustainable. Our information and control systems are the key to our industry advantage. The Ennis financial reporting system is the best we have seen in this industry, and this system enables us to react more quickly to changes in the incoming order flows. This group also has new E-commerce capabilities, which will give them additional advantage in this very competitive market.

The addition of Calibrated improved the Forms Solutions Group's position with the important Pro Distributor market. This group of distributors will become increasingly important as the large directs consolidate, and Calibrated is a key supplier to this market segment. The integration of the sales, marketing and accounting functions into the Ennis system is complete. The former owners of Calibrated, Jim Amyx and Kim Brown, were key factors in the smooth transition. Jim has now chosen to retire in Texas, and Kim is still in Columbus spending time focusing on her young family and other interests. They have both been outstanding at assisting Ennis whenever asked, and we wish them both a well earned break.

2004 Fiscal Year Results

Revenues for the fiscal year ended in February 2004 were $259,360,000 compared to $240,757,000 in the prior year. Net earnings for the fiscal year were $17,951,000 compared to $15,247,000 in fiscal year 2003. The increases in both revenues and earnings were primarily attributable to the acquisition of Calibrated Forms Co. in November 2002.

Financial Condition

The Company continues its strong financial condition. As of February 29, 2004, the current ratio was 2.5 to 1, the debt to equity ratio was .07 to 1, and its return on equity was 17%. During the fiscal year, we reduced long-term debt by $11,038,000.

Dividend Policy

The Board of Directors considers the Company's dividend policy to be one of its most important considerations. The Company is proud of the fact that our Board has declared a dividend in one hundred twenty-three consecutive fiscal quarters. The Board of Directors reviews the dividend policy on a quarterly basis and continues to believe quarterly dividends at the current rate will best serve the interests of all of the shareholders for the present time.

New Director

The addition of Mr. Alejandro Quiroz to the Ennis Board of Directors was the only Board change this year. Mr. Quiroz filled the seat left vacant by the retirement of Mr. Kenneth Overstreet. He is currently Chairman of the Board of The PRINTER Group and has extensive experience in the printing industry of both the United States and Mexico. Alex brings extensive industry contacts and an international perspective to our Board. He has already proven himself a valuable member of our Board of Directors.

The Future

The Sarbanes-Oxley Act, signed into law in June of 2002, is the most sweeping business reform legislation enacted since the 1930's. The impact is not only being felt by public companies, but also by attorneys, public accountants, management, broker-dealers, boards and their committees. Over the past year, the Securities and Exchange Commission has issued an unprecedented number of regulations to interpret the Sarbanes-Oxley Act. Additionally, the New York Stock Exchange has mirrored those regulations with their own updated regulations to affect greater access to boards and improved governance procedures for companies listed on the Exchange. Due to the enactment of Sarbanes-Oxley, the past year has become the year of regulation for corporate governance and all aspects of financial reporting.

Ennis has moved swiftly to follow the new rules under the Act by strengthening our board committee structures and enacting committee charters, as well as Governance Guidelines for the Board. The Company has posted these Charters and Guidelines with our Code of Ethics on the Ennis website. The Company is currently addressing the Section 404 control requirements and anticipates completing the process in the third quarter of this financial year. Ennis has always followed a very conservative approach to its financial reporting. Through its continued implementation of its new Enterprise Reporting Program, we believe our operational practices will clearly support the financial controls to ensure the accuracy and timeliness of our financial reports.

We continue to be active in the consolidation of the printing industry. We are in discussion with several companies. However, this does not mean that we will conclude these transactions. Ennis has been very careful about the quality of its acquisitions and will continue that policy. We believe the integration accomplished before signing the deal is often more important than post-closing integration. Our management sees the successful assimilation of new companies as a testament to the success of our process.

Ennis' total return to shareholders has been positive the last three years, and our employees are proud to reward our shareholders for their support. The printing industry will continue to be a competitive and difficult market, but your employees are committed to continuing to better that trend.



Keith S. Walters
Chairman, CEO and President

FORMS SOLUTIONS GROUP

Success  is  defined as an achievement of a  set  goal  by  which others will measure themselves against. How does one rate success in this industry? Should we measure it by our ability to provide distributors with stable profit opportunities year after year? Is it judged by our years of experience and expertise? Or is the most important aspect our dedication to building strong customer and employee relationships? The Ennis Forms Solutions Group's continued success can be attributed to each of these factors along with our strong financial standing, embracive acquisition philosophy, ever-growing product lines and dedication to being the industry leader. These combined elements will allow us to continually succeed in this competitive industry.

Sales Growth & Industry Leadership

During the 2004 fiscal year, the Forms Solutions Group overcame numerous obstacles. Despite an overall decline in the industry and a slow economy, the Company responded with impressive numbers, including near record levels of both profits and revenue. The combined growth and efforts of our 12 forms manufacturing facilities has enabled Ennis to become the largest wholesale manufacturer in the forms industry. This heightened status offers us the ability to better serve our distributor base and develop strong alliances with our vendors. These newly formed partnerships will play a major role in the continued success of the Forms Solutions Group.

Product & Facility Expansion

As the traditional forms market continues to decline, it is imperative that Ennis progressively introduce unique products and services that will help increase the profit margin of our customers. During the past year, the Forms Solutions Group's facilities have added numerous new items to their product offering, while streamlining some existing product lines. By taking these steps, they will be able to provide lower prices and sustain profit margins.

In addition to these new products, acquisitions continue to play a key role in the overall growth and strategy of Ennis' Forms Solutions Group. The Company is in good position to pursue acquisition opportunities, in order to increase our capabilities and nationwide reach with the goal of providing a complete solution for customers and greater value to the shareholders.

Last year's inclusion of Calibrated Forms Company has proven to be very beneficial to the Forms Solutions Group. Our overall commitment to growth, strong financial position and low debt levels has put us at a definite advantage to consider future expansion.

Improved Levels of Quality & Service

The Forms Solutions Group understands that providing exceptional quality and outstanding service are vital parts of maintaining a successful business within this industry. The Company continually strives to insure that our products, services and people exceed customers' expectations. In the past year alone, Ennis has installed new cost control systems in many of our plants, in order to help measure our processes. These systems provide information to managers, which allow them to maximize the utilization of their people and equipment. Due to this focused effort at particular facilities, the quality level of products has shown improvement throughout the year. Ennis is currently in the process of implementing this system throughout the Forms Solutions Group.

With instability playing a part in this declining market, one of our strongest assets is considered to be our stable and dedicated team of employees. Their ability to encompass new skills with trusted work practices has enabled Ennis to integrate new processes and products into plants with minimum disruption. The average tenure of an employee in the Forms Solutions Group is well above the industry norm, which truly helps differentiate this group from our competitors.

The Forms Solutions Group's mission is simple. We must be willing to go the distance by offering customers sales opportunities and services other companies do not. Regardless of the maturity of this market, Ennis has risen to the challenge year after year. Our Forms Solutions Group has led the industry and proven that even in a highly competitive and mature market, there are some companies that will always succeed.

PROMOTIONAL SOLUTIONS GROUP

The economic climate of the past year presented challenges to many businesses. Commercial printing in general experienced a reduction in sales volume as customers looked for ways to reduce expenses, in order to preserve profits or reduce losses. The task was challenging, however, core customer relationships have remained strong through this period of reduced promotional budgets. As the economy slowly begins to improve, the Promotional Solutions Group is poised to renew its growth and continue to succeed in this competitive market.

Adams McClure & Cost Reduction

Adams McClure continues to be one of the top twenty Point-of-Purchase printers in the United States. Our division has been engaged in substantial cost reduction measurements during the 2004 fiscal year. Two major facilities were consolidated into one, and we negotiated a new reduced cost agreement with our major pre-press supplier, which will inevitably enhance our competitive position in the market.

In the past year, Adams McClure has been impacted by the slow economy and restricted promotional budgets of our existing customers, which resulted in a profit decrease. Our efforts to grow sales with new customers have been intense and are expected to render results in this coming year. We have been involved in extensive planning with several new and existing customers that provide commitments for increased business within the coming year. Current trends show that the spending for point-of-purchase promotional printing is improving as the economy grows.

To differentiate us from other commercial printing companies, Adams McClure offers a complete fulfillment and warehousing program to customers. This service is unmatched in the industry and will set Adams McClure apart from the rest.

Admore & Customer Loyalty

Admore is deemed one of the most successful presentation folder manufacturers in the nation and a valuable member of the Promotional Solutions Group. The Admore Line secured a continual growth pattern by cross selling and promoting to the Forms Solutions Group customer base, which in turn helped increase our overall sales. Our Designs-by-Industry line of products offers traditional Ennis distributors reliable and easy solutions for customers. These pre-designed folders and envelopes feature a personalization option and cater to a variety of industries.

Admore's steady progress during the 2004 fiscal year can also be attributed to the installation of a state-of-the-art computer-to-plate processing system. This system has allowed us to be more responsive to customers who have shorter lead times and special color processing needs. In addition, Admore's enhanced capabilities offer support to the other Promotional Solutions Group divisions by providing them with superior commercial printing and improved color processing.

Wolfe City Opportunities

During this past fiscal year, the Wolfe City Label & Tag division of the Promotional Solutions Group continued to expand our technical capabilities, in order to position us for further product development and growth opportunities. The recently acquired ability to supply high color labels for multiple new applications has opened the doors to new markets for this division. A concentrated marketing effort for custom labels was started in the fourth quarter of fiscal year 2004. This campaign will result in an increased visibility within the marketplace and will tout the enhanced capability developed this year. The Label & Tag division is also working closely with Adams McClure in producing a top-quality promotional label offering and will be a key supplier for Adams McClure during this coming year.

The traditionally strong cotton tag business suffered some weakness this past year. Regardless of this decline, Wolfe City Label & Tag has maintained our strong industry stance in dominating market share with this product. To uphold our position, we must continue to provide a technical edge and always remain a step ahead of the competition.

The Advertising Concepts division, located within the Wolfe City facility, has expanded their product offering and also increased their cross-selling to the traditional Ennis customer base. As the economy continues to improve, the Advertising Concepts division is expected to continue growing.

As we look towards a new year, the prospect for sales growth is extremely positive. The business climate is improving, and as the economy recovers, corporations will once again be in the position to develop lavish advertising campaigns, which utilize promotional printing and advertising specialty products in an effort to increase their market share.

FINANCIAL SOLUTIONS GROUP

Success in the financial forms industry is not just measured in sales and profits, but also by the ability of a company to provide security, technology and the necessary product quality that meet the needs of this ever-changing market. As part of the Financial Solutions Group of Ennis, General Financial Supply
(GFS) and Northstar successfully provide internal bank forms, negotiable and non-negotiable security documents, specialized business forms and secured fulfillment services to the financial services industry.

The end users of our financial products and services include all sizes of banks and financial institutions, processors of MICR encoded documents, and others whose documents have special requirements and security features. Each of these customers has demanding forms requirements and depends on the accuracy and document integrity of products from our Financial Solutions Group.

Sales Performance

Performance in fiscal year 2004 was impacted both positively and negatively by actions begun in the previous year and by the effects of the economy. During fiscal year 2003, our GFS plant in Iowa moved into a larger facility to accommodate growth and continue to meet the demands of a growing customer base. Management also made the decision to close our manufacturing facility in Golden, Colorado and transfer existing business to Nevada, Iowa. These changes led to the substantial improvement of net profits during the year.

Sales growth at Northstar was negatively impacted by the poor economy which reduced the amount of money orders and official checks the general public uses in their day-to-day transactions. In order to offset this decline, Northstar has several new proposals with large customers to expand their current product mix by providing additional products and services. Northstar has also begun providing a new product category through our distributor base.

In addition to meeting the needs of their current distributors, the Financial Solutions Group has concentrated on educating and equipping Ennis' traditional forms dealers for success in the financial printing industry. Since the acquisition of Northstar in 2000, this has become an increasingly important goal. Efforts to cross-sell and market to these customers through Ennis' position in the forms market continues to increase.

Product Expertise & Security

Product expertise and quality are two of the most important concerns for end users of our financial products and are areas both GFS and Northstar continue to be recognized for. Recently, the North American Security Products Organization recognized Northstar as being among the first certified security providers in North America. This non-profit security standards and accreditation organization is dedicated to bringing a recognized level of security and credibility to the security products industry.

Northstar is the only printer in the country to achieve this designation and had to meet rigorous formal audits and maintain a commitment to security excellence throughout the organization. The end users of our products recognize the value of having a supplier that is willing to invest in their products' security, and we feel this certification positions us to build on this trust.

Technology

Another area of value that the Financial Solutions Group continues to invest in is our use of technology. Today we receive orders over the internet, process those orders digitally, transmit files from computer-to-plate, and the end product can be scanned and processed digitally. This group currently processes more than 100,000 orders a year on our secure web site. The Financial Solutions Group will continue to be a leader in developing the technology required to better serve our customers. It is our intent to serve our customers through innovation and technology to provide them with the best possible products and services. Many of the steps we have taken lead to faster production and reduced costs for both our plants and the customer.

Conclusion

The Financial Solutions Group continues to focus on new product opportunities, as well as providing our customers with new services to aid in their businesses. The enactment of the Check 21 Act last October will take the check collection process high-tech by eliminating the paper pushing that passes through the U.S. mail. These changes will have a profound effect on financial printing companies. The Financial Solutions Group is positioned to be a leader throughout these changes, and we will continue to supply our customers with the most current and innovative financial products in the industry.

Selected Financial Data

Fiscal Years Ended    2004      2003      2002       2001      2000
(In thousands, except
   per share amounts)
Net sales           $259,360  $240,757  $236,923   $229,186   $176,600
Net earnings          17,951    15,247    14,966     13,177     15,123

Per share of common
   stock:
     Basic net
       earnings         1.10       .94       .92        .81        .93
     Diluted net
       earnings         1.08       .93       .92        .81        .93
     Dividends           .62       .62       .62        .62        .62
Total assets         154,043   152,537   139,034    142,854    102,934
Long-term debt         7,800    18,135     9,170     23,555        462


Management's Discussion and Analysis

Overview

Ennis Business Forms, Inc. was organized under the laws of Texas in 1909. Ennis Business Forms, Inc. and its subsidiaries (collectively "Ennis" or the "Company") prints and constructs a broad line of business forms and other business products for national distribution. Distribution of business forms and other business products throughout the United States is primarily through independent dealers. These include business forms distributors, stationers, printers, computer software developers and advertising agencies, among others.

On November 14, 2002, the Company acquired all of the outstanding shares of Calibrated Forms Co., (Calibrated). The purchase price for the transaction was $22,038,000, less liabilities excluded of $7,195,000. Calibrated designs, manufactures and markets printed business forms within the wholesale business forms marketplace. Calibrated became part of the Forms Solutions Group.

The Company operates in three business segments. The first segment, the Forms Solutions Group is primarily in the business of manufacturing and selling business forms and other printed business products primarily to distributors located in the United States. The second segment, the Promotional Solutions Group is comprised of Adams McClure (design, production and distribution of printed and electronic media), Admore (presentation products) and Wolfe City (flexographic printing, advertising specialties
and  Post-it (registered trademark) Notes).   The third segment,
the Financial Solutions Group designs, manufactures and markets printed forms and specializes in internal bank forms, secure and negotiable documents and custom products.

Economic pressure and the contraction of the traditional business forms industry continue to impact each segment of the Company.
As a result, the Company continues to concentrate on reducing other costs where sales are declining. The installation of the Company's Enterprise Resource Planning Software (ERP) System has decreased the waste in materials in the plants which have the system. The Company is continuing to install the ERP System throughout the organization. The Company is also focusing on increasing sales where the market is expanding. In addition, the Company will continue to search for acquisition opportunities that will expand our mix of products away from traditional forms, as well as stragetic acquisitions within the traditional forms industry.

Liquidity and Capital Resources

Cash Flow

Cash provided by operating activities amounted to $26,249,000 in fiscal year ended 2004, approximately $3,633,000, or 16.1% higher than the $22,616,000 provided in fiscal year ended 2003. This increase in cash provided by operating activities was due to higher net income and increased collection of receivables.

Working Capital

The Company has maintained a strong financial position with working capital at fiscal year ended 2004 of $38,205,000, a decrease of 3.8% from the beginning of the year, and a current ratio of 2.5 to 1. The decrease in working capital is primarily due to the use of funds and operating profit to pay dividends and long-term debt. The Company has $15,067,000 in cash and equivalents.

Credit Facility

The Company has $14,135,000 in long-term debt. Effective January 3, 2003, the Company executed an amendment to its existing credit facility whereby the Revolving Credit Facility was increased to $30,000,000, due to the acquisition of Calibrated, and the outstanding balance of the term loan was merged into the Revolving Credit Facility with an interest rate of LIBOR plus
..75%  and a maturity date of January 3, 2006.    The Company made
scheduled payments of $6,700,000 and pre-paid $4,000,000  of  the
debt  financing during the fiscal year ended 2004.   The  Company
anticipates   repaying  the  long-term  debt  with  payments   of
$1,500,000 per quarter and a final payment of $1,800,000 in January 2006. The available line of credit at fiscal year ended 2004 was approximately $16,200,000.

Pension

The Company is required to make contributions to its defined benefit pension plan. These contributions are required under the minimum funding requirements of the Employee Retirement Pension Plan Income Security Act (ERISA). The Company anticipates it will pay $2,500,000 for the fiscal year ended 2005. The Company made pension contributions in the amount of $7,100,000 for the fiscal year ended 2004.

Inventory

The Company believes current inventory levels are sufficient to satisfy customer demand and anticipates having adequate sources of raw materials to meet future business requirements.

Capital Expenditures

Capital expenditures for the next fiscal year are expected to be between $5,000,000 and $6,000,000 and are expected to be financed through internally generated funds. The Company expects to generate sufficient cash flow from its operating activities to more than cover its operating and other capital requirements for the foreseeable future.

Commitments

The following table aggregates the Company's expected contractual obligations and commitments subsequent to fiscal year ended 2004:

                      Payments due by period (in thousands)
                      -------------------------------------
                                                      2009 and
                      2005    2006     2007    2008   thereafter
                      ----    ----     ----    ----   ----------
Industrial revenue
  bonds and other    $  335  $   --    $  --    $ --     $  --
Revolving credit
  facility            6,000   7,800       --      --        --
Revolving credit
  facility -            322     115       --      --        --
  interest
Operating lease
  obligations         1,361     465      209     106         4


Accounting Standards

In December 2002, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment to FASB Statement No. 123" (SFAS No.148). SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of "Accounting for Stock-Based Compensation" (SFAS No. 123) to require prominent disclosures in both annual and interim financial statements about the method of accounting used in reporting results. To date, the Company has not adopted SFAS No. 123 utilizing any of the transition methods of SFAS No. 148. The FASB recently issued an exposure draft for public comment and a final standard is expected in the second half of 2004. Tentative decisions by the FASB indicate that expensing of stock options will be required for fiscal years beginning after December 15, 2004.

Results of Operations
2004 as compared to 2003

Net sales in 2004 increased 7.7% from 2003. The increase was attributable to the inclusion of revenue for the full fiscal year ended 2004 from the Company's newly acquired business. Calibrated Forms Co., Inc. (Calibrated) was acquired in November 2002 to augment the Forms Solutions Group. This Group, excluding Calibrated, continued to be impacted by both the general economy and industry declines and accordingly had a decrease in sales of 2.4%. The Financial Solutions Group sales experienced a slight decrease of .3%. The Promotions Solutions Group continued to experience the negative impact of the general economy and business declines and had a decrease in sales of 1.6%.

Gross profit margin increased to 26.4% in 2004 as compared to 26.3% in 2003. The Forms Solutions Group gross profit margin decreased from 28.0% in fiscal 2003 to 26.6% in fiscal 2004. The Financial Solutions Group and the Promotional Solutions Group both increased from 26.6% and 21.9% in fiscal 2003 to 27.8% and 23.1%, respectively, in fiscal 2004. The general weakness in the economy and the decline in the forms industry contributed to lower prices in the Forms Solutions Group. In addition, the gross profit margin decreased due to a combination of lower fixed cost absorption resulting from decreased sales volumes in certain plants and a shift in mix to lower margin products. The Financial Solutions Group and the Promotional Solutions Group both experienced increases in profit margin due to more efficient fixed cost absorption and an increase in the volume of profitable sales.

Selling, general and administrative expenses increased 2.6% during fiscal 2004 as compared to 2003. The Financial Solutions Group and the Promotional Solutions Group accounted for a 2.4% and 2.0% decrease in selling, general and administrative expenses, respectively. Effective cost reduction programs implemented in the groups accounted for the reduction. The Forms Solutions Group and Corporate selling, general and administrative expenses increased 4.4% and 2.6%, respectively. The increase in the Forms Solutions Group is primarily due to the inclusion of Calibrated for the full fiscal year ended 2004. The increase in Corporate expense is primarily due to the centralization, on a Corporate level, of the administrative and accounting functions of recent acquisitions.

Investment income decreased 82.6% in 2004 as compared to 2003 due to declines in interest rates. Interest expense decreased from $1,306,000 in fiscal 2003 to $830,000 in fiscal 2004 as a result of the reduction of long-term financial debt and the declines in interest rates. Other expenses were flat in 2004 as compared to 2003.

The Company's effective federal and state income tax rate remained relatively constant from 2003 to 2004, increasing .5%.

Results of Operations
2003 as compared to 2002

Net sales in 2003 increased 1.6% from 2002. Sales increased primarily as a result of the inclusion of Calibrated. The Forms Solutions Group, excluding Calibrated, continued to be impacted by both the general economy and industry declines and accordingly had a decrease in sales of 2.4%. The Financial Solutions Group sales increased slightly and accounted for .4% of the overall increase in net sales. The Promotional Solutions Group experienced a decrease in sales of 1.1% due to the general economy and business declines.

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

Selling, general and administrative expenses decreased 3.7% during fiscal 2003 as compared to 2002. The Financial Solutions Group and Promotional Solutions Group accounted for a 4.1% and 2.2% decrease in selling, general and administrative expenses, respectively. The elimination of goodwill expense in the Financial Solutions Group and Promotional Solutions Group resulting from the adoption of SFAS No. 142 accounted for 2.9% and .9% respectively of the total decrease in selling, general and administrative expenses. Effective cost reduction programs implemented in the groups accounted for the remainder of the reduction. The Forms Solutions Group and Corporate selling, general administrative expenses increased and offset the total decrease 1.3% and 1.3%, respectively. The increase in the Forms Solutions Group is primarily a result of the Calibrated acquisition. The increase in the Corporate expenses is primarily a result of an increase in depreciation related to the Company 's Enterprise Resource Planning Software (ERP) System that continues to be placed in service company-wide.

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

Critical Accounting Policies and Judgments

In preparing our financial statements, we are required to make estimates and assumptions that affect the disclosures and reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to bad debts, inventory valuations, property, plant and equipment, intangible assets and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. The Company believes the following accounting policies are the most critical due to their affect on the Company's more significant estimates and judgments used in preparation of its consolidated financial statements.

The   Company  maintains  a  defined-benefit  pension  plan   for
employees.   Included in our financial results are pension  costs
which  are  measured using actuarial valuations.   The  actuarial
assumptions used may differ from actual results.

We exercise judgment in evaluating our long-lived assets for impairment. The Company assesses the impairment of long-lived assets which includes other intangible assets, goodwill and plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the impairment of goodwill annually. In performing tests of impairment, the Company must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future. Actual results could differ from assumptions made by management. We believe our businesses will generate sufficient undiscounted cash flow to more than recover the investments we have made in property, plant and equipment, as well as the goodwill and other intangibles recorded as a result of our acquisitions. The Company cannot predict the occurrence of future impairment triggering events nor the impact such events might have on its reported asset values.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each jurisdiction in which we operate that imposes a tax on income. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, we must include an expense within the tax provision in the consolidated statements of income. In the event that accrual results differ from these estimates, our provision for income taxes could be materially impacted.

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

The Company's net exposure to interest rate risk consists of a floating rate debt instrument that is benchmarked to U.S. and European short-term interest rates. The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes. The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The Company's variable rate financial instruments, including the outstanding credit facilities, totaled $12 million at fiscal year ended 2004. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate financial instruments as of fiscal year ended 2004 would be immaterial. This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.


Management's letter to shareholders, operations overview and discussion, and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market, variability in the prices of paper and other raw materials, and competitive conditions in the business
forms  market.   Because  of  such  uncertainties,  readers   are
cautioned not to place undue reliance on such forward-looking statements which speak only as of April 14, 2004.

Ten-Year Financial Review
(In thousands, except per share amounts)
Fiscal years        2004       2003      2002       2001
ended
                    ----       ----      ----       ----
Net sales         $259,360   $240,757  $236,923   $229,186

Earnings before
  income taxes     28,890      24,345    24,403     21,571

Provision for
  income taxes     10,939       9,098     9,437      8,394

Net earnings       17,951      15,247    14,966     13,177

      As a % of
         sales        6.9%        6.3%      6.3%       5.7%

      Per common
          share -
          diluted   $1.08       $0.93     $0.92      $0.81

Dividends          10,146      10,093    10,089     10,075

      Per share       .62         .62       .62        .62

Shareholders'
  equity          110,582      96,903    96,035     91,540

      Per share -
          basic      6.76        5.95      5.89       5.63

Current assets     63,605      65,012    62,646     58,263

Current
  liabilities      25,400      25,294    23,966     17,908

Net working
  capital          38,205      39,718    38,680     40,355

Ratio of current
   assets to
   current
   liabilities      2.5:1       2.6:1     2.6:1      3.3:1

Depreciation
  of plant
  and equipment     9,216       9,156     8,683      8,313

Additions to
  property,
  plant and
  equipment         4,543       3,763     2,254      3,594


 Ten-Year Financial Review
 (In thousands, except per share amounts)
   2000      1999       1998       1997      1996       1995
   ----      ----       ----       ----      ----       ----
 $176,600  $159,690   $162,962   $161,969  $150,071   $147,920

   24,041    22,558     15,805     21,485    30,104     32,041

    8,918     8,448      5,597      7,992    11,487     12,025

   15,123    14,110     10,208     13,493    18,617     20,016

      8.6%      8.8%       6.3%       8.3%     12.4%      13.5%

    $0.93     $0.87      $0.62      $0.82     $1.13      $1.22

   10,068    10,116     10,191     10,110     9,782      9,453

      .62       .62        .62       .615      .595       .575

   88,267    83,499     81,672     81,586    78,195     69,338

     5.45      5.12       4.97       4.96      4.76       4.22

   43,305    52,676     53,660     52,627    67,544     59,265

   10,525     8,367     10,396     10,307    13,054     12,976

   32,780    44,309     43,264     42,320    54,490     46,289


    4.1:1     6.3:1      5.2:1      5.1:1     5.2:1      4.6:1

    5,389     4,941      5,634      4,475     3,553      3,499

    2,988     3,663      9,576     13,575     6,106      4,010

Consolidated
 Statements of
 Earnings
 (In thousands,
 except share and
 per share amounts)

                                         Fiscal Years Ended
                                     2004       2003      2002
                                     ----       ----      ----
  Net sales                        $259,360   $240,757   $236,923
  Costs and expenses:
    Cost of sales                   190,812    177,485    171,935
    Selling, general and
      administrative
      expenses                       38,521     37,559     39,000
                                   --------   --------    -------
                                    229,333    215,044    210,935
                                   --------   --------    -------
        Earnings from operations     30,027     25,713     25,988
                                   --------   --------    -------
  Other income (expense):
    Investment income                    29        167        608
    Interest expense                   (830)    (1,306)    (1,949)
    Other                              (336)      (229)      (244)
                                   --------   --------    -------

                                     (1,137)    (1,368)    (1,585)
                                   --------   --------    -------
        Earnings before income
          taxes                      28,890     24,345     24,403
  Provision for income taxes         10,939      9,098      9,437
                                   --------   --------    -------
        Net earnings               $ 17,951   $ 15,247   $ 14,966
                                    =======    =======    =======

  Net earnings per share of
    common stock - basic          $    1.10  $     .94  $     .92
                                  =========  =========  =========
   Net earnings per share of
    common stock - diluted        $    1.08  $     .93  $     .92
                                  =========  =========  =========

  Weighted average number of
    common shares outstanding -
    basic                        16,358,107 16,284,575 16,272,121

  Weighted average number of
    common shares outstanding -
    diluted                      16,601,838 16,478,140 16,318,718

 See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

                                               Fiscal Years Ended
                                             2004     2003     2002
                                             ----     ----     ----
Cash flows from operating activities:
  Net earnings                            $17,951  $15,247   $14,966
  Adjustments to reconcile net
    to earnings net cash provided by
    operating activities:
      Depreciation                          9,216    9,156     8,683
      Amortization                            132       38     1,613
      Gain on the sale of equipment           (65)     (93)      (26)
      Other                                    75       --        --
      Changes in operating assets and
        liabilities:
          Receivables                       2,277      (48)    1,244
          Prepaid expenses                   (314)     (98)       (5)
          Inventories                        (617)     (42)      866
          Contract costs in excess
            of billing                        875     (711)       --
          Other current assets                314     (452)    1,551
          Accounts payable and accrued
            expenses                        1,017     (578)      770
          Other assets and liabilities     (4,612)     197    (2,069)
                                           ------   ------    ------
             Net cash provided by
               operating activities        26,249   22,616    27,593
                                           ------   ------    ------

Cash flows from investing activities:
  Capital expenditures                     (4,543)  (3,763)   (2,254)
  Purchase of operating assets, net of
    cash acquired                              --  (20,522)       --
  Proceeds from disposal of property          176      176        35
  Redemption of investments                    --    1,802     1,348
  Other                                      (179)     (38)       90
                                           ------   ------    ------
        Net cash used in investing
          activities                       (4,546) (22,345)     (781)
                                           ------   ------    ------

Cash flows from financing activities:
  Debt issued to finance acquisitions          --   15,000        --
  Repayment of debt issued to finance
    acquisitions                          (11,038)  (7,540)   (8,890)
  Dividends                               (10,146) (10,093)  (10,089)
  Purchase of treasury stock                   (7)     (55)       (3)
  Proceeds from exercise of stock options     695      593        22
  Other                                        --     (496)     (636)
                                           ------   ------    ------
        Net cash used in financing
          activities                      (20,496)  (2,591)  (19,596)
                                           ------   ------    ------

Net change in cash and cash equivalents     1,207   (2,320)    7,216
Cash and cash equivalents at beginning
  of year                                  13,860   16,180     8,964
                                           ------   ------    ------

Cash and cash equivalents at end of year  $15,067  $13,860   $16,180
                                           ======   ======    ======

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(In thousands, except share and par value amounts)

                                           Fiscal Years Ended
                                             2004       2003
                                             ----       ----
Assets
Current assets:
  Cash and cash equivalents               $ 15,067   $ 13,860
  Receivables, principally trade, less
    allowance for doubtful
    receivables of $1,771 in
    2004 and $1,294 in 2003                 29,800     32,077
  Prepaid expenses                           2,022      1,708
  Inventories                               13,721     13,104
  Contract costs in excess of billings          92        967
  Other current assets                       2,903      3,296
                                           -------    -------

        Total current assets                63,605     65,012
                                           -------    -------

Property, plant and equipment, at cost:
  Plant, machinery and equipment            96,423     94,350
  Land and buildings                        28,362     26,653
  Other                                     16,811     16,507
                                           -------    -------
                                           141,596    137,510
  Less accumulated depreciation             95,116     86,246
                                           -------    -------

        Net property, plant and equipment   46,480     51,264
                                           -------    -------

Goodwill                                    34,420     34,241

Other assets                                 9,538      2,020
                                           -------    -------
                                          $154,043   $152,537
                                           =======    =======

Consolidated Balance Sheets
(In thousands, except share and par value amounts)



                                             Fiscal Years Ended
                                               2004      2003
                                               ----      ----

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                         $  5,804  $  6,644
  Accrued expenses:
    Employee compensation and benefits        7,908     6,784
    Taxes other than income                   1,427     1,430
    Other                                     3,926     3,398
  Current installments of long-term debt      6,335     7,038
                                            -------   -------
        Total current liabilities            25,400    25,294
                                            -------   -------

Accrued pension                                  --     2,130
Long-term debt, less current installments     7,800    18,135
Deferred credits, principally income taxes   10,261    10,075

Shareholders' equity:
  Series A junior participating preferred
    stock of $10 par value. Authorized
    1,000,000 shares; none issued                --        --
  Common stock of $2.50 par value.
    Authorized 40,000,000 shares;
    issued 21,249,860 shares                 53,125    53,125
  Additional paid in capital                    126       461
  Retained earnings                         145,653   137,848
  Accumulated other comprehensive income
    (loss):
      Minimum pension liability, net of
        deferred taxes of $0 and $3,005          --    (4,982)
      Unrealized gain (loss) on
        derivative instruments, net of
        deferred taxes of $70 and $149.        (114)     (243)
                                            -------   -------
          Total accumulated other
            comprehensive loss                 (114)   (5,225)
                                            -------   -------

                                            198,790   186,209

  Treasury stock, 4,856,626 and 4,916,877
    shares, respectively                     88,208    89,306
                                            -------   -------

          Total shareholders' equity        110,582    96,903
                                            -------   -------

                                           $154,043  $152,537
                                            =======   =======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands, except share amounts):

                                                          Accumulated
                     Common Stock     Additional              Other      Treasury Stock
                     ------------     Paid-in  Retained  Comprehensive   --------------
                    Shares    Amount  Capital  Earnings  Income (Loss)    Shares   Amount   Total
                    ------    ------  ------   -------   -------------    ------   ------   -----
Balance
 February 28,
 2001           21,249,860  $53,125  $1,040  $127,817  $    --        (4,979,095) $(90,442) $91,540
  Net earnings          --       --      --    14,966       --                --        --   14,966
  Cumulative
   effect of
   accounting
   change for
   derivative
   instruments          --       --      --        --     (504)               --        --     (504)
  Unrealized
   gain on
   Derivative
   Instruments                                             103                                  103
                                                                                             ------
  Comprehensive
   income                                                                                    14,565
  Dividends
   declared
   ($.62 per
   share)              --        --      --   (10,089)      --               --        --   (10,089)
  Treasury stock
   issued              --        --      --        --       --            2,500        22        22
  Treasury stock
   purchases           --        --      --        --       --             (327)       (3)       (3)
               ----------    ------  ------    -------  ------         --------    ------    ------

Balance
 February 28,  21,249,860   $53,125  $1,040   $132,694 $  (401)      (4,976,922) $(90,423) $ 96,035
 2002
  Net earnings         --        --      --     15,247      --               --        --    15,247
  Unrealized
   gain on
   derivative                                              158                                  158
   instruments
  Minimum
   pension
   liability,
   net of
   tax effect                                           (4,982)                              (4,982)
                                                                                             ------
  Comprehensive
   income                                                                                    10,423
  Dividends
   declared
   ($.62 per
   share)              --        --     --     (10,093)     --              --        --    (10,093)
  Treasury
   stock
   issued              --        --   (579)         --      --          64,500     1,172        593
  Treasury
   stock
   purchases           --        --     --          --      --          (4,465)      (55)       (55)
               ----------    ------  ------    -------  ------       ---------   -------     ------
Balance
 February 28,
 2003          21,249,860   $53,125 $  461    $137,848 $(5,225)     (4,916,887) $(89,306)   $96,903
  Net earnings         --        --     --      17,951      --              --        --     17,951
  Unrealized
   gain on
   derivative
   instruments                                             129                                  129
  Minimum
   pension
   liability,
   net of
   tax effect                                            4,982                                4,982
                                                                                            -------
  Comprehensive
   income                                                                                    23,062
  Dividends
   declared
   ($.62 per
   share)               --       --       --  (10,146)      --              --        --    (10,146)
  Treasury stock
   issued               --       --     (410)      --       --          60,825     1,105        695
  Treasury stock
   purchases            --       --       --       --       --            (564)       (7)        (7)
  Other                 --       --       75       --       --              --        --         75
                ----------   ------  -------   ------   ------       ---------     ------   -------

Balance
 February 29,
 2004           21,249,860  $53,125  $  126  $145,653  $  (114)     (4,856,626)  $(88,208) $110,582
                ==========   ======  ======   =======   ======       =========     ======   =======

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

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain accounts have been reclassified to present comparable results. The Company's fiscal years ended February 29, 2004, February 28, 2003 and February 28, 2002 (fiscal years ended 2004, 2003 and 2002, respectively).

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. There were no investments at either fiscal year ended 2004 or fiscal year ended 2003. All such investments (consisting of Eurodollar deposits of U.S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents.

Inventory. The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market. At fiscal years ended 2004 and 2003, approximately 75% of business forms inventories are valued at LIFO with the remainder of inventories valued at the lower of first-in, first-out (FIFO) cost or market. The Company provides reserves for excess and obsolete inventory based upon analysis of quantities on hand, recent sales volumes and reference to market prices.

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

Goodwill and Other Intangible Assets. Effective March 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be tested for impairment (by reporting unit) upon adoption of SFAS No. 142 and annually thereafter. The Company performs its annual impairment analysis during the third quarter of each year. The Company has determined that there are three reporting units, as defined by SFAS No. 142, including the Forms Solutions Group, Promotional Solutions Group and Financial Solutions Group. Other acquired intangibles are primarily trade names and are being amortized on a straight-line basis over ten years.

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

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value because of the short maturity of these instruments. Long-term debt as of fiscal years ended 2004 and 2003, approximates its fair value. The related interest rate swaps were recorded at fair value at fiscal years ended 2004 and 2003. See also Note 3.

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

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog which typically ranges from three to twelve months. Advertising expense was approximately $1,434,000, $1,528,000, and $1,207,000, during the fiscal years ended 2004, 2003 and 2002, respectively. Included in advertising expense is amortization related to direct response advertising of $537,000, $474,000, and $415,000 for the fiscal years ended 2004, 2003 and 2002, respectively. Unamortized direct response advertising costs included in other current assets at fiscal years ended 2004 and 2003 were $193,000 and $137,000, respectively.

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

Credit Risk. The Company's financial instruments which are exposed to credit risk consist of its trade receivables. The trade receivables are geographically dispersed primarily within the continental United States. Credit losses are provided for in the financial statements.

Earnings Per Share. Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued using the Treasury stock method. At fiscal years ended 2004, 2003, and 2002, 10,500, 70,250, and
369,000 of options, respectively, were not included in the diluted earnings per share computation because their exercise price exceeded the average fair market value for the Company's stock for the year. There is no difference in the denominator used for basic and diluted earnings per share for all periods presented.

Accumulated Other Comprehensive Income. Accumulated other comprehensive loss consists of the unrealized portion of changes in the fair value of the Company's cash flow hedge and the minimum pension liability. Amounts charged directly to Shareholders' Equity related to the Company's interest rate swap and pension plan are included in "other comprehensive income."

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

Stock Based Compensation. The Company accounts for employee and director stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) and Statement of Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148). Under APB No. 25, compensation expense for fixed awards is based upon the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the exercise price and is amortized over the vesting period. All stock-based awards to non-employees, if any, are accounted for at their fair value. The Company is required to disclose the pro forma net income as if the fair value method defined in SFAS No. 123 had been applied.

The following table represents the effect on net income and earnings per share as if the Company had applied the fair value based method and recognition provisions of SFAS No. 123 to stock-based Employee Compensation for the fiscal years ended (in thousands, except per share amounts):


                                     2004        2003       2002
                                     ----        ----       ----

     Net earnings, as reported     $17,951     $15,247    $14,966
      Deduct total stock-based
       employee compensation
       expense determined under
       fair value based methods
       for all awards, net of
       related tax effects             (42)       (138)      (138)
                                    ------     -------    -------
     Pro forma net earnings        $17,909     $15,109    $14,828
                                    ======     =======    =======

   Earnings per share:
     As reported - diluted           $1.08        $.93       $.92
     Pro forma - diluted              1.08         .92        .91


As required, the pro forma disclosures above include options granted since March 1, 1996. Consequently, the effects of applying SFAS No. 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures. For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation and Disclosure." SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. If the Company had adopted the prospective transition method prescribed by SFAS No. 148 at the beginning of fiscal year ended 2004, compensation expense of $42,000 would have been recorded for fiscal year ended 2004. After related income tax effects, this would have reduced net income by $26,000. Basic and diluted earnings per share would have remained the same for fiscal year ended 2004.

Recent Accounting Pronouncements. In December 2002, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment to FASB Statement No. 123" (SFAS No.148). SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of "Accounting for Stock-Based Compensation" (SFAS No. 123) to require prominent disclosures in both annual and interim financial statements about the method of accounting used in reporting results. To date, the Company has not adopted SFAS No. 123 utilizing any of the transition methods of SFAS No. 148. The FASB recently issued an exposure draft for public comment and a final standard is expected in the second half of 2004. Tentative decisions by the FASB indicate that expensing of stock options will be required for fiscal years beginning after December 15, 2004.

(2)  Inventories

The following table summarizes the components of inventory at the
different  stages  of  production  at  fiscal  years  ended   (in
thousands):


                                     2004        2003
                                     ----        ----
      Raw material                 $ 6,911     $ 6,664
      Work-in-process                1,393       1,161
      Finished goods                 5,417       5,279
                                    ------      ------
                                   $13,721     $13,104
                                   =======      ======


The excess of current costs at FIFO over LIFO stated values was approximately $3,761,000 and $3,877,000 at fiscal years ended 2004 and 2003, respectively. The Company provides reserves for excess and obsolete inventory based upon analysis of quantities on hand, recent sales volumes and reference to market prices. For fiscal years ended 2004 and 2003, the reserves were $244,000 and $150,000, respectively.

There were no significant liquidations of LIFO inventories during the fiscal years ended 2004 and 2003.

(3)  Long-Term Debt

Long-term  debt consisted of the following at fiscal years  ended
(in thousands):

                                           2004        2003
                                           ----        ----
     Revolving credit facility          $13,800     $24,500
     Industrial revenue bonds               335         670
     Other                                   --           3
                                         ------      ------
                                         14,135      25,173
     Less current installments            6,335       7,038
                                         ------      ------
     Long-term debt                     $ 7,800     $18,135
                                         ======      ======

The availability under the revolving credit facility is reduced quarterly by $1,500,000 until the loan matures on January 3, 2006, at which time all amounts outstanding are payable in full. Interest payments are required monthly at LIBOR plus .75 percent (1.84% as of February 29, 2004). Availability under the revolving credit facility at fiscal year ended 2004 was $16,200,000.

The   industrial  revenue  bonds  are  obligations  of  Northstar
Computer Forms, Inc. (Northstar) and require one remaining principal repayment of $335,000 in August 2004. Interest payments are required monthly at a variable rate based upon comparable tax-exempt issues. The revenue bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the revenue bonds.

The Company utilized a swap agreement related to the revolving credit facility to effectively fix the interest rate at 3.20% for a pre-set principal amount of the loan. The pre-set principal amount of the loan covered by the swap agreement declines quarterly in connection with expected principal reduction and totaled $12,000,000 at fiscal year ended 2004. The fair value of the swap agreements at fiscal year ended 2004 was approximately $(195,000).

The revolving credit facility is unsecured and contains certain restrictive covenants, including restrictions on additional indebtedness, investments in or advances to others, acquisitions of other businesses, declaration and payment of dividends and repurchase of capital stock.

Total interest paid in fiscal years ended 2004, 2003 and 2002 was $830,000, $1,291,000, and $1,702,000, respectively.


(4)  Shareholders' Equity

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

(5)  Stock Options

At fiscal year ended 2004, the Company has two incentive stock option plans: the 1998 Option and Restricted Stock Plan and the 1991 Incentive Stock Option Plan. The Company has 704,952 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five-year period.

The per share weighted-average fair value of options granted during fiscal years ended 2004, 2003, and 2002 was $1.75, $1.96, and $0.91, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended:


                                     2004       2003     2002
                                     ----       ----     ----

    Expected dividend yield          4.38%      5.01%    7.03%
    Stock price volatility          23.24%     22.50%   23.40%
    Risk-free interest rate          2.89%      4.64%    4.86%
    Expected option term           5 years    5 years  5 years

Following is a summary of transactions of incentive stock options during the three fiscal years ended in 2004:

                                                 Weighted
                                      Number     Average
                                        of       Exercise
                                      Shares      Price
                                      ------      -----

       Outstanding at February 2001
        (211,688 shares
         exercisable)                794,500     $ 9.86
       Granted                        65,000       7.90
       Terminated                    (55,500)     17.21
                                     -------

       Outstanding at February 2002
        (291,375 shares
         exercisable)                804,000       9.20
       Granted                        35,000      13.28
       Terminated                     (6,750)     10.84
       Exercised                     (64,500)      9.19
                                     -------

       Outstanding at February 2003
        (376,438 shares              767,750       9.37
         exercisable)
       Granted                        40,000      12.46
       Terminated                    (47,750)     11.34
       Exercised                     (60,825)     11.42
                                     -------

       Outstanding at February 2004
        (445,425 shares
         exercisable)                699,175     $ 9.23
                                     =======     ======


The following table summarizes information about incentive stock options outstanding at fiscal year ended 2004:

                        Options Outstanding         Options Exercisable
                   -----------------------------    -------------------
                               Weighted
                                Average
                               Remaining  Weighted             Weighted
                              Contractual  Average              Average
    Exercise         Number       Life    Exercise     Number  Exercise
     Prices       Outstanding (In Years)   Price    Exercisable  Price
 ---------------  -----------  ---------  --------  -----------  -----
 $7.06 to $10.31   568,675       5.5     $  8.58      377,425  $  9.08
  11.06 to 12.00    90,000       4.9       11.34       60,000    11.18
  13.28 to 15.63    40,500       8.3       13.67        8,000    13.34
                   -------                            -------
  7.06 to 15.63    699,175       5.6        9.23      445,425     9.44
                   =======                            =======

(6)  Income Taxes

The components of the provision for income taxes for fiscal years ended 2004, 2003, and 2002 are (in thousands):

                                    2004     2003    2002
                                    ----     ----    ----
   Current:
      Federal                     $ 8,752  $ 8,688  $8,546
      State and local               1,127    1,040   1,051
   Deferred                         1,060     (630)   (160)
                                   ------   ------   -----
   Total provision for
    income taxes                  $10,939  $ 9,098  $9,437
                                   ======   ======   =====

   Total income taxes paid        $10,208  $10,088  $8,085
                                   ======   ======   =====

The following summary reconciles the statutory U.S. Federal income tax rate to the Company's effective tax rate:

                                      2004       2003     2002
                                      ----       ----     ----

   Statutory rate                     35.0%      35.0%    35.0%
   Provision for state income
     taxes, net of Federal
     income tax benefit                2.8        2.8      2.8
   ESOP pass-through dividend
     deduction                          --         --     (0.5)
   Goodwill, non-deductible             --         --      1.6
   Other                                .1%      (0.4)    (0.2)
                                     -----       ----     ----
          Effective tax rate          37.9%      37.4%    38.7%
                                      ====       ====     ====


The components of deferred income tax assets and liabilities are summarized as follows (in thousands) for fiscal years ended:


                                              2004      2003
                                              ----      ----
     Current deferred asset:
       Allowance for doubtful receivables    $  666    $  486
       Inventory valuation                      366       392
       Employee compensation and benefits     1,346     1,797
       Other                                    235       396
                                              -----     -----
                                             $2,613    $3,071
                                              =====     =====
     Noncurrent deferred liability:
       Depreciation                          $6,480    $7,197
       Intangibles amortization and
         impairments                           (560)     (856)
       Prepaid pension cost                   2,027       966
       Partnership interest                     200       200
       Other                                    357       357
                                              -----     -----
                                             $8,504    $7,864
                                              =====     =====

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

The Company's pension plan asset allocation for fiscal years ended 2004 and 2003 by asset category, is as follows:


                                               2004     2003
     Equities:                                 ----     ----

                  S&P 500 Index Fund            41%      36%
                  S&P Midcap Index Fund          3%       3%
     Fixed Income:
                  Low Duration Fund              4%       6%
                  Bond Index Fund               19%      27%
                  Intermediate Government /
                    Credit Bond Index Fund      18%      13%
                  Stable Return Fund            15%      15%
                                              ----     ----
     Total                                     100%     100%
                                              ====     ====


The  Company's  target asset allocation is 40% equities  and  60%
fixed income, with a 10% plus or minus factor based upon the combined judgments of the Company's Administrative Committee and its investment advisors. The larger than normal amounts in the Stable Return Funds at fiscal years ended 2004 and 2003, were the result of cash contributions at the end of each fiscal year which were subsequently invested per the target asset allocation after the respective year ends.

The Company estimates the long-term rate of return on plan assets will be 8% based upon target asset allocation at fiscal year ended 2004. Expected returns are developed based upon the information obtained from the Company's investment advisors. The advisors provide ten-year historical and five-year expected returns on the fund in the target asset allocation. The return information is weighted based upon the asset allocation at the end of the fiscal year. The expected rate of return at the beginning of the fiscal year ended 2004 was 8.5%, the rate used in the calculation of the current year pension expense.

Pension expense for fiscal years 2004, 2003, and 2002 included the following components (in thousands):

                                        2004     2003     2002
                                        ----     ----     ----
     Service cost-benefits earned
       during the current period       $1,337   $1,475   $1,520
     Interest cost on projected
       benefit obligation               2,359    2,554    2,739
     Expected return on plan assets    (2,193)  (2,483)  (2,391)
     Net amortization and deferral        901      368     (236)
                                       ------    -----    -----

         Net periodic pension cost     $2,404   $1,914   $1,632
                                        =====    =====    =====


Assumptions used in accounting for the defined benefit plans for fiscal years 2004, 2003, and 2002 are as follows:

                                     2004       2003      2002
                                     ----       ----      ----

   Weighted average discount rate    6.50%      6.50%     7.25%
   Earnings progression              3.50%      4.50%     4.50%
   Expected long-term rate of
      return on plan assets          8.50%      9.25%     9.25%

Amounts recognized in the consolidated balance sheets for fiscal years ended 2004 and 2003 consist of (in thousands):


                                           2004       2003

     Prepaid benefit cost                 $2,852     $2,266
     Contributions                         7,100      2,500
     Net periodic pension cost            (2,404)    (1,914)
     Accumulated other comprehensive
       income                                 --     (4,982)
                                          ------     ------
     Net amount recognized                $7,548    $(2,130)
                                          ======     ======


The accumulated benefit obligation for the defined benefit pension plan was $34,667,000 for fiscal year ended 2004 and $31,400,000 for fiscal year ended 2003.

Assets and obligations for fiscal years 2004 and 2003 are as follows (in thousands):


                                           2004        2003

   Projected benefit obligation:
   Beginning of year                     $37,445     $36,101
   Service and interest cost               3,696       4,029
   Actuarial gain (loss)                   3,274        (166)
   Benefits paid                          (3,075)     (2,518)
                                          ------      ------

   End of year                            41,340      37,446
                                          ------      ------

   Fair value of plan assets:
   Beginning of year                     $26,216     $27,714
   Company contributions                   7,100       2,500
   Net gains (losses)                      4,550      (1,480)
   Benefits paid                          (3,075)     (2,518)
                                          ------      ------

   End of year                            34,791      26,216
                                          ------      ------

   Funded status                          (6,549)    (11,230)
   Unrecognized losses and prior
     service cost                         14,097      14,082
   Additional minimum pension liability       --      (4,982)
   Unrecognized net transition asset
     being recognized over the average
     remaining service life                   --          --
                                          ------      ------

   Total pension asset (liability)      $  7,548    $ (2,130)
                                         =======     =======

(8)  Acquisitions and Disposal

On November 14, 2002, the Company completed its acquisition of all of the outstanding stock of Calibrated Forms Co., Inc. (Calibrated) a company which is principally engaged in the design, manufacture and marketing of printed business forms within the wholesale business forms marketplace. Calibrated was acquired to help strengthen the Company in the wholesale business forms marketplace. Calibrated became a wholly owned subsidiary and operates as part of the Forms Solutions Group. The acquisition was financed with an additional $15,000,000 draw against the Company's Revolving Credit Facility. The purchase price for the transaction was $22,038,000, less liabilities excluded of $7,195,060, and the liabilities excluded were evidenced by two promissory notes bearing interest at 3.75% per annum which were paid January 3, 2003. In addition, the Purchase Agreement provides for additional consideration in the form of an earn out, however, the terms were not met, and the earn out is no longer applicable. The acquisition was accounted for by the purchase method. Approximately $2,400,000 of the goodwill related to the Calibrated acquisition is deductible for tax purposes.

The following is a summary of the purchase price allocation (in thousands):

          Cash                                      $1,516
          Accounts receivable                        3,573
          Inventory                                    840
          Other assets                               1,308
          Fixed assets                               5,397
          Goodwill                                  12,252
          Trade name                                 1,325
          Accounts payable and accrued
            liabilities                             (4,173)
                                                    ------

               Total purchase price                $22,038
                                                    ======


The accompanying consolidated financial statements include the operations of Calibrated since the date of acquisition. The following table presents certain operating information on a pro forma basis as though Calibrated had been acquired as of March 1, 2001, after including the estimated impact of adjustments such as amortization of intangible assets, interest expense, reduced interest income and related tax effects (in thousands, except per share amount) for the fiscal year ended:

                                            Unaudited
                                              2003
                                              ----
      Pro forma net sales                   $270,125
      Pro forma net earnings                  15,581
      Pro forma net earnings per share -
        diluted                                  .95


The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented.

(9)  Goodwill and Other Intangible Assets
     ------------------------------------

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

The Company's initial review for impairment of goodwill and other intangible assets performed during fiscal year ended 2002 indicated no impairment of these assets as of March 1, 2002. During the fourth quarter of fiscal year ended 2004, the Company performed its annual review for impairment of goodwill and other intangible assets as of fiscal year ended 2004. Based on this review, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangibles with indefinite lives. The following table sets forth a reconciliation of net earnings (in thousands) and net earnings per share information for the three fiscal years ended 2004 as though SFAS No. 142 had been in effect at the beginning of fiscal year ended 2002.

                                       2004     2003     2002
                                       ----     ----     ----

     Reported net income             $17,951  $15,247  $14,966
     Goodwill amortization, net of
       tax benefit                        --       --      973
                                      ------   ------   ------

     Adjusted net income             $17,951  $15,247  $15,939
                                      ======   ======   ======

     Diluted earnings per share:
      Reported net income            $  1.08  $   .93  $   .92
      Goodwill amortization, net
        of tax benefit                    --       --      .06
                                      ------   ------   ------

      Adjusted diluted earnings
        per share                    $  1.08  $   .93  $   .98
                                      ======   ======   ======


The cost of purchased trade names is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (10 years) of such trade names. The Company assesses the recoverability of its definite-lived intangible assets primarily based on its current and anticipated future undiscounted cash flows. At fiscal year ended 2004, the Company does not believe there has been any impairment of its intangible assets. The Company expects to record annual amortization expense of approximately $132,000 in fiscal year ended 2005, $132,000 in 2006, $132,000 in 2007, $132,000 in 2008
and $132,000 in 2009 related to its intangible assets as of fiscal year ended 2004.

The changes in the carrying amount of goodwill for the fiscal years ended 2003 and 2004 are as follows:

                      Forms   Promotional  Financial
                    Solutions  Solutions   Solutions
                      Group      Group      Group     Total
                      ------     ------     ------    ------
   Balance as of
     March 1, 2002  $  1,358  $  6,579     $14,014   $21,951
   Goodwill
     acquired
     during the year  12,290        --          --    12,290
                     -------    ------      ------   -------


   Balance as of
     March 1, 2003    13,648     6,579      14,014    34,241
   Goodwill
     acquired
     during the year     179        --          --       179
                      ------    ------      ------    ------

   Balance as of
     fiscal year
     ended 2004      $13,827   $ 6,579     $14,014   $34,420
                      ======    ======      ======    ======

(10) Related Party Transaction
     --------------------------
On December 18, 2002, the Company purchased its new headquarters site from the Corporation for the Economic Development of Midlothian, a special purpose corporation ("Corporation"), which is an affiliate of the City of Midlothian, Texas. This site was formerly owned by a corporation which is an affiliate of Kenneth
G. Pritchett, a Director of the Company, and is located in a business park which is being developed by Mr. Pritchett. Mr. Pritchett has owned and developed a substantial amount of commercial real estate in this area for many years. An ad hoc committee of the Board, of which Mr. Pritchett was a non-voting member, conducted an extensive search for a new site in the area and concluded that this site was the most suitable for Ennis. Ennis had previously held discussions with the Corporation regarding its policy of purchasing, developing and re-selling business sites as a matter of policy to attract new business to the city to increase its tax base. After the site was identified by the Committee and approved by the Board, Ennis indicated its interest in purchasing the property from the Corporation, and the Corporation then purchased the property from Mr. Pritchett for $780,000 on December 12, 2002, below independently appraised value. Subsequently, on December 18, 2002, the Corporation sold the property to Ennis at the same price. However, Ennis will receive a $300,000 cash incentive from the Corporation on occupancy. Mr. Pritchett is not a member of the Midlothian city council nor an officer or director of the Corporation and did not participate in the negotiation of the price of the property to Ennis. The Corporation had the power and authority to make an independent decision to sell the property to Ennis and to determine the sale price. The selection and purchase of the site was unanimously approved by the Board, with Mr. Pritchett abstaining.

(11) Segment Information

The Company operates three business segments. The Forms Solutions Group is primarily in the business of manufacturing and selling business forms and other printed business products to customers primarily located in the United States. The Promotional Solutions Group is comprised of Adams McClure (design, production and distribution of printed and electronic media), Admore (presentation products) and Wolfe City (flexographic printing, advertising specialties and Post-it
(registered trademark) Notes). On June 6, 2000, the Company acquired Northstar (manufacturer and seller of official bank checks, money orders, and internal bank forms) which became the Financial Solutions Group. On November 14, 2002, the Company acquired Calibrated which became part of the Forms Solutions Group. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company's corporate headquarters and other administrative costs. Segment data for the fiscal years ended 2004, 2003 and 2002 were as follows (in thousands):

                    Forms    Promotional  Financial
                  Solutions   Solutions   Solutions             Consolidated
                    Group       Group       Group    Corporate     Totals
                    -----       -----       -----    ---------     ------
 Fiscal year
   ended
   2004:
 Net sales        $142,006    $67,024     $50,330     $    --     $259,360
 Depreciation        3,288      2,355       2,959         614        9,216
 Amortization          132         --          --          --          132
 Segment earnings
   (loss) before
   income taxes     21,830      7,433       6,876      (7,249)      28,890
 Segment assets    100,053     32,726      15,633       5,631      154,043
 Capital
   expenditures      1,408        620       1,011       1,504        4,543

 Fiscal year
   ended
   2003:
 Net sales        $118,763    $70,847     $51,147     $    --     $240,757
 Depreciation        2,829      2,320       3,174         833        9,156
 Amortization           38         --          --          --           38
 Segment earnings   18,850      6,670       4,916      (6,091)      24,345
   (loss) before
   income taxes
 Segment assets     71,595     36,355      39,730       4,857      152,537
 Capital
   expenditures        631        699         772       1,661        3,763

 Fiscal year
   ended
   2002:
 Net sales        $113,390    $73,496     $50,037     $    --     $236,923
 Depreciation        2,460      2,322       3,378         523        8,683
 Amortization          106        392       1,115          --        1,613
 Segment earnings
   (loss) before
   income taxes     20,514      7,354       2,422      (5,887)      24,403
 Segment assets     55,260     36,671      41,831       5,272      139,034
 Capital
   expenditures        685        416         734         419        2,254

"Post-it" is a registered trademark of 3M.

(12) Quarterly Information (Unaudited)
(In thousands, except per share amounts)

                                  For the Three Months Ended
                                  --------------------------
                               May 31   August 31   November 30 February 29
                                -----   ---------   ----------- -----------
 Fiscal year ended 2004:
      Net sales               $64,874   $65,003      $66,398     $63,085
      Gross profit             16,550    17,507       17,574      16,917
      Net earnings              4,104     4,497        4,475       4,875
      Dividends paid            2,533     2,535        2,537       2,541
      Per share of common
        stock:
          Basic net earnings      .25       .28          .27         .30
          Diluted net             .25       .27          .27         .29
           earnings
          Dividends              .155      .155         .155        .155

                               May 31   August 31   November 30 February 28
                               ------   ---------   ----------- -----------
 Fiscal year ended 2003:
      Net sales               $57,743   $56,646      $59,151     $67,217
      Gross profit             15,004    15,596       15,591      17,081
      Net earnings              3,300     3,817        3,675       4,455
      Dividends paid            2,522     2,524        2,524       2,523
      Per share of common
        stock:
          Basic net earnings      .20       .24          .23         .27
          Diluted net
            earnings              .20       .23          .23         .27
          Dividends              .155      .155         .155        .155

(13) Commitments

The Company leases its facilities under operating leases that expire on various dates through fiscal year ended 2008. Future minimum lease commitments required under noncancelable operating leases for each of the fiscal years ending are as follows (in thousands):

                           2005   $ 1,361
                           2006       465
                           2007       209
                           2008       106
                           2009         4
                           --------------
                           Total  $ 2,145
                           ==============

Rent expense attributable to such leases totaled $2,024,000, $2,120,000, and $1,971,000 for the fiscal years ended 2004, 2003, and 2002, respectively.

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

                 Report of Independent Auditors



Board of Directors and Shareholders
Ennis Business Forms, Inc.

We have audited the accompanying consolidated balance sheets of Ennis Business Forms, Inc. and subsidiaries (the Company) as of February 29, 2004 and February 28, 2003, and the related consolidated statements of earnings, shareholders' equity and cash flows for the three years in the period ended February 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ennis Business Forms, Inc. and subsidiaries as of February 29, 2004 and February 28, 2003, and the consolidated results of their operations and their cash flows for the three years in the period ended February 29, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 9 to the financial statements, in 2003 the Company changed its method of accounting for goodwill.


                                   /s/ Ernst & Young LLP


Dallas, Texas
April 14, 2004