Form 10-K, Exhibit 13
period 2005-02-28
ENNIS, INC.
filed 2005-05-17
CIK 33002

Exhibit 13
Contents

4   Letter To Shareholders
8   Forms Solutions Group
10  Promotional Solutions Group
12  Financial Solutions Group
14  Apparel Solutions Group
16  Selected Financial Data
17  Management's Discussion and Analysis
30  Ten-Year Financial Review
32  Consolidated Financial Statements
37  Notes to Financial Statements
53  Independent Auditors' Report
58  Management Report on Internal
    Control Over Financial Accounting


Financial Highlights


  Annual Summary

                              Fiscal Years Ended        % Increase
                             2005            2004       (Decrease)
                             ----            ----       ----------
Net sales               $365,353,000    $259,360,000      40.9
Earnings before income
  taxes                  37,465,000      28,890,000       29.7
Income taxes             14,506,000      10,939,000       32.6
Net earnings             22,959,000      17,951,000       27.9
Dividends                11,574,000      10,146,000       14.1
Per share of common
stock:
     Basic net earnings        1.21            1.10       10.0
     Diluted net
       earnings                1.19            1.08       10.2
     Dividends                  .62             .62         --
Weighted average number
 of shares of common
 stock outstanding -
 basic                   18,935,533      16,358,107       15.8
Weighted average number
 of shares of common
 stock outstanding -
 diluted                 19,259,550      16,601,838       16.0

Letter to Shareholders

This was a year of great change. We were driven by the goal of ensuring your Company a future of continued success. We experienced more major events than during any other in our 96-year history. The new elements of our business came from many different business drivers, including government regulations, new acquisitions, continued growth of E-commerce, and the evolving business models of our large distributor base. While our staff was stretched to accommodate the influx of challenges, we are confident that the opportunities produced are well worth the effort.

With the future in mind, the first change made was the name of our Company. On June 17, 2004, the shareholders of our business officially changed its name from Ennis Business Forms, Inc. to Ennis, Inc. As our large customer base moves increasingly away from dependence on business forms, we felt it necessary to recognize Ennis' equally important moves to expand our offering from primarily business forms. While our plan is to continue to play a major role in the forms industry during the foreseeable future, the lack of organic growth opportunities has required us to look to other products for growth.

Our Mergers and Acquisitions program has led the charge in guiding Ennis into new areas of opportunity. Our M & A strategies have remained consistent for the last six years. While we have discussed this strategy in previous communications, I will review it due to the recent acquisitions.

Ennis' M & A strategy has always been a two-pronged initiative. One element is to participate in the ongoing consolidation of the business forms industry. While the entire business forms industry is consolidating (suppliers, manufactures, distributors, and trade associations) our interest is targeted only at the manufacturing segment. We are confident we have adopted the right formulas to make a solid return in the manufacturing of forms and will continue to follow this model in future acquisitions. With this in mind, we also recognize that the future of business forms is limited. Therefore the price for the target company must be compatible with that reality.

The second element of our M & A strategy is a realization of the first. While business forms distributors are less dependent on forms products, they are not going out of business. Since Ennis enjoys the largest customer base in the industry, we chose to follow our distributors into the markets they have been developing. We found our forms distributors have expanded into a wide variety of commercial printing, banking documents, advertising specialties and apparel product offerings. While we expect every acquisition to bring its own customer base to meet our expected return of the purchase price, the opportunity to expand our offering to Ennis customers is a significant plus.

The role of E-commerce continues to develop in our industry, as well as playing a major role in world commerce as a whole. Ennis, Inc. has been greatly affected by the shift in the way people do business. Generally, discussion pertaining to this topic addresses the decline in forms use attributable to E-commerce, digital technology and computers. That impact is real and will continue. The decline has been estimated to be between 2% and 5% a year. Our own decline has been at the low end, closer to 2%. There is, in fact, a positive side for the forms business in this technological evolution. The pre-press process of printing has experienced major productive gains from the new technologies. Ennis has used this technology extensively in our continuing challenge to control inflation. The customer service advantages of the Internet and E-commerce are also being utilized in our operations. While virtually every Ennis product is available online, we have designed some of our sites with the distributor base in mind. Our new Storefront allows Ennis products to be purchased online and also recognizes the business model of a distributor that demands buying from multiple sources. This can save a dealer considerable cost in maintaining end-users' Storefronts without abandoning their multiple supplier models.

Another significant change experienced during the past year was in the area of government regulations. While the public company landscape has changed significantly (Congress, SEC, NYSE, and the media), the greatest impact on our company has been made by the Sarbanes-Oxley Act. While the goals of these new regulations are well intended, the impacts they have made on our business have been both positive and negative. We strongly support the concept of clear and accurate reporting and are proud to state that this is not a new concept to Ennis. Our Board of Directors has always demanded such reporting integrity during the long history of our company. The Board has played an active role in overseeing the implementation of the new regulations and has met regularly with our outside Auditors to review the Company's progress. We are pleased to report that our controls have received a favorable review. On the mixed side of the issue, I feel that the cost and time involved in this process has been excessive for the limited improvements found. I hope the regulatory authorities will continue to seek a better balance of regulation with our need to maintain a competitive environment in the world markets.

My final comments on the changes of 2005 are related to our acquisition integration process. Many business books and articles have been written concerning the perils of integrating an acquisition into a company. Ennis has been fortunate that our new companies have performed well for our shareholders. Our integration process begins during the negotiation period of the acquisition. Much is learned about the culture of the target company during this courtship process. If the culture appears too diverse to accomplish a clean integration, we will walk away from the deal, however if we believe the compatibility is there, we plan the process prior to closing. Naturally there are always surprises after the close, but our process has helped us to avoid experiencing any serious problems. Our philosophy places great emphasis on treating the new company as a valued member of Ennis. As we integrate systems, benefits, suppliers and other components of our companies, the management of the acquisition plays a major role. We attempt to recognize the change they are going through, but unfortunately the outcome is not always positive for all parties.

Promotional Solutions Group

The Promotional Solutions Group was a creation of the second tier of our M & A program. We observed with great interest as a growing percentage of our customers moved into markets such as Point-of-Purchase displays, printing on plastics, and various advertising specialty items. Delivering such products required Ennis to adopt new processes. After a few minor attempts to enter these markets through internal growth, we concluded that the equipment and skills could be gained more effectively by acquisition. Equally important, the acquisitions allowed us to obtain a new customer base to help carry the costs of the transaction. This strategy allowed Ennis to provide new product offerings to our customers without loading the costs of the acquisition onto those products. This also alleviated the dreaded synergy promise that often accompanies many acquisitions.

Acquired companies in the Promotional Solutions Group also facilitated new relationships with a wide spectrum of media agencies. These agencies then brought household names such as 7-Eleven, Blockbuster Video, Sonic Drive-Ins, Arby's and many others to the Ennis customer base. In addition to their promotional product needs, these customers also purchase business forms, tags, and apparel, which our cross-selling efforts are developing, but are not required to make the acquisition a success. We believe that the skills and ideas gained in these new ventures are strong selling points in our continued relationships with the distributor community.

Financial Solutions Group

This group is also a product of our acquisition program. While Ennis has owned the companies in the Financial Solutions Group for less than five years, the shareholder monies used to acquire the companies have already been repaid. The brands of these companies continue to function as prominent and well-respected members of the financial forms marketplace.

We are observing increased opportunities to grow this group through internal sales. These new opportunities are coming from several directions. First, the consolidation in the industry of suppliers has led to fewer competitors. We are receiving an increasing number of new inquiries due to the smaller supply of qualified sources. Second, the size of Ennis has grown to a level that we are in serious contention with several large companies. Some large companies are only comfortable doing business with suppliers of a minimum revenue level. Third, our acquisitions have broadened our internal banking relationships. These new banking partners are providing printing opportunities as well as the additional financial resources necessary to grow our company. We view these deepening partnerships as a source of strength for both parties.

Forms Solutions Group

The Forms Solutions Group has been the core platform of Ennis since it became a public company in 1960. As we progress into a new year, our dependence on business forms continues to decrease. We expect business forms to contribute approximately only 35% of our total revenue during fiscal 2006, however, we will continue to be profitable in our forms facilities. Ennis has developed a strong relationship with suppliers in the paper industry, which demonstrates a true partnership. As our business grows, so does the business of our partner companies, allowing them to provide Ennis with competitive costs for paper and other raw materials. With our growth the last few years, Ennis has become one of the largest consumers of particular grades of paper, further solidifying our price position in the market.

Since the first element of our acquisition strategy is to participate in the manufacturing consolidation of the business forms industry this paper pricing stability has been crucial. Equally important has been our integration process as previously discussed. In the Forms Solutions Group, integration has often meant application of our pricing and financial systems within our new acquisitions. As with any system installation, there are always unusual situations to be corrected. As the Forms Solutions Group continues this process, the profitability of these businesses is easier to assure. We have already witnessed the positive effect this system has on our bottom line when properly applied by management at the facility level.

There are still some forms businesses we will consider adding to the group for the purpose of geographic diversification or other reasons. At the same time, we will be forced to consider consolidations of plants if the facilities cannot maintain an acceptable level of earning performance. Fortunately, our operating personnel have been effective in avoiding the need for serious consolidation moves thus far.


Apparel Solutions Group

This group includes our new acquisition, Alstyle Apparel. We had been considering entry into this market for some time because apparel products have become a major growth source for our distributors. The Apparel Group section will explain the company and its capabilities in greater detail. This acquisition was not based upon the necessity of selling apparel to our current customer base. We expect that Alstyle products will meet or exceed our expectations without any additional sales from Ennis distributors, however we have already seen great interest from our customers. Most recently, our apparel line was featured as the cover story of the largest printing magazine in our industry. We view that as a good indication of the level of industry interest.

We mentioned that Ennis had considered an apparel product line for some time due to demand from our customer base. Some of our competitors have been offering distributors apparel products, but not manufacturing them. Instead, they have been acquiring these products from other sources for resale. Our investigations found that this would provide an unacceptable margin with multiple steps to market. Much of Ennis' strength comes from being a manufacturer of the products we offer. Our final reason for pursuing the acquisition was that we wanted to continue our policy of not depending on synergies to make the deals work financially. The apparel business had to be able to stand on its own.

Guided by these criteria, Alstyle fit the profile we were looking for. As with many acquisitions, timing factors were also important. Alstyle was owned by the same group as the Crabar/GBF properties, which enabled the merger to close more smoothly and with less expense. While at the time of writing this letter we are early in the integration process, we feel pleased about our progress. Our relationship with the former, Centrum Capital Partners, and the former operating partner of Alstyle, Roger Brown, continues to be excellent. Due to the progress of integration, Mr. Brown has been able to step down from the President role at Alstyle, but continues to assist us as needed. He has passed the day-to-day role to Todd Scarborough as announced in February 2005.

A common question regarding Alstyle concerns the threat that Asia poses to the apparel industry. Our research has discovered that our market is not affected significantly due to lead-time demands of the customer base and the relatively small amount of actual labor required to produce our apparel products. The majority of labor involved is already sourced in Mexico. Additionally, Alstyle has gained a major customer who previously purchased apparel in China for similar prices. We continue to be optimistic and believe that the future holds great things for the Ennis Apparel Group.

2005 Fiscal Year Results

Revenues for the fiscal year ended in February 2005 were $365,353,000 compared to $259,360,000 in the prior year. Net earnings for the fiscal year were $22,959,000 compared to $17,951,000 in fiscal year 2004. The increases in both revenues and earnings were primarily the result of the acquisitions of Crabar/GBF, Inc., Royal Business Forms, Inc. and Alstyle Apparel.

Financial Condition

While the Company incurred significant debt in conjunction with the merger with Alstyle Apparel, the Company continues to have a strong financial condition. The acquisitions during fiscal year 2005 added sustainable cash flows adequate to assure repayment of the approximately $120,000,000 additional debt incurred during the year in a three to four year time frame. As of February 28, 2005, the current ratio was 1.8 to 1, the debt to equity ratio was .49 to 1, and its return on equity was 13%.


Dividend Policy

The Board of Directors considers the Company's dividend policy to be one of its most important considerations. The Company has declared a dividend in one hundred twenty seven consecutive quarters. As stated during the year, the Board plans to continue the current $.62 per share annual dividend rate after the Alstyle Apparel merger, and has done so.

The Future

In February 2005, Michael D. Magill was promoted to Executive Vice President and Treasurer. In conjunction with the promotion, Mr. Magill assumed responsibility for all of the Company's printing segments. Beginning in fiscal 2006, the Company plans to combine the Forms, Promotional and Financial Solutions Groups into one Print Solutions Group.

This year will primarily be a year of absorbing our recent acquisitions. Those goals will include system integrations, marketing opportunities and exploring scale advantages between our companies. As with M & A projects of the past, we expect to pay down the debt absorbed by these purchases in a relatively short period of time. We have been experiencing a payback period of three to four years and believe that range will continue with regard to our recent additions.

As we see the cash flow from these businesses develop as planned, we will again be looking forward. The Apparel Solutions Group gives us an opportunity to grow organically, something that has not been possible in the forms market for many years. We continue to be watchful of our debt to equity ratio and will continue to maintain it in a conservative range.

The financial reporting integrity of Ennis will continue to be a priority. The Board of Directors will continue to monitor the evolving regulatory landscape and make the necessary adjustments, but we see no system that substitutes for an ethical management team. We will continue to make such values a major consideration in our hiring and retention processes.

Although this was a year of considerable change, we were still able to deliver a good return to our shareholders. The market is adjusting to our scale and product line. We believe the direction will be well accepted by the stock markets as more results are seen. Thank you for your continued support as we move into our 97th year!


Keith S. Walters
Chairman, CEO and President

FORMS SOLUTION GROUP
---------------------

LAYING THE FOUNDATION

The Ennis Forms Solutions Group has always been and will continue to be a strong and stable entity for our customers. Since 1909, we have listened to customer needs and built our product line accordingly. With almost a century of innovation and experience under our belt, Ennis is still proving itself to be a well-built resource our customers can depend on.

The Forms Solutions Group operates from 18 facilities across the United States. By expanding into forms, financial, promotional and apparel products, Ennis has grown into a highly successful company with a diverse product offering. Although Ennis has recently grown as a company, our foundation was built in the forms industry and we are steadfast in our commitment to building success for our traditional forms customers.

MEASURING OUR PROGRESS

During fiscal year 2005, the Forms Solutions Group grew in both size and sales revenue, increased manufacturing capacity and underwent geographic diversification through acquisition. Ennis was again recognized as one of the largest manufacturers in the wholesale business forms industry.

Throughout the year, the Forms Solutions Group was especially aggressive in our expansion efforts. The June 2004 acquisition of Crabar/GBF, allowed us to further diversify geographic coverage, especially in the Northeast, and offer manufacturing capabilities that were previously outsourced. With locations across the nation, the addition of Crabar/GBF added 6 new facilities. In the past, Ennis did not have the capability to supply our customers with the 50" roll products, integrated labels and variable imaging that Crabar/GBF could offer. The addition of these facilities to the Forms Solutions Group will open many doors with regard to the sales of these products.

The Crabar/GBF acquisition also allowed us to combine the Ennis - Houston plant that was housed in a leased building into the corporate owned Bellville, Texas facility. This enabled us to accommodate a short and long run facility under the same roof, a combination that is both unprecedented in the forms industry and more convenient for customers. The consolidation also allowed both facilities to improve turnaround times on exact repeat orders. The former Crabar/GBF administrative center, located in Dayton, Ohio was closed and customer service was moved into the individual facilities, consistent with Ennis' existing model. Likewise, we were able to consolidate the Edison, New Jersey facility into other regional facilities in Chatham, Virginia; Coshocton, Ohio and Medfield, Massachusetts to reduce overhead and realize greater efficiencies from the Crabar/GBF acquisition.

Arlington, Texas based Royal Business Forms, another 2004 acquisition, focuses their marketing effort within the automotive industry. They typically sell their products through numerous automotive associations. In addition to their traditional forms product offering, Royal is very efficient in producing cut-sheet singles. This capability will allow Royal to provide certain base stocks for other Ennis facilities.

During fiscal year 2005, the Calibrated facility took steps to improve efficiency by focusing on its key products, traditional business forms. Accordingly, check encoding was outsourced to other Ennis facilities and the high efficiency cut sheet operation was fully utilized. As a result of the 2003 acquisition, Ennis was able to establish relationships with several major customers through their dealings with Calibrated. Overall, Calibrated's performance during fiscal year 2005 included an increase in sales, an improvement in efficiency and an expansion of plant capability.

BUILDING FOR THE FUTURE

The Forms Solutions Group has several plans for the upcoming year. By preempting the competition with better service, higher quality and more geographic locations, we look forward to creating alliances with new customers and strengthening the bonds we have with our existing distributor base. Growth and technological advancement are also at the forefront of the Forms Solutions Group objectives for the future.

In fiscal year 2006, the Forms Solutions Group plans to upgrade equipment in many of our facilities in order to increase productivity. The investment in more efficient technology coupled with consolidations of some existing facilities will allow our manufacturing plants to speed production while maintaining the high quality of their products. The implementation of Enterprise Resource Planning (ERP) systems in most forms manufacturing plants has given managers more control over the operations of their plants. In the upcoming year, we plan to implement ERP systems in the remainder of our facilities to optimize efficiency and performance across the entire division.

The Ennis Online Store will make its debut during fiscal year 2006. By offering our customers an online solution, free of charge, we intend to strengthen customer loyalty and provide our distributors with one more way to buy and sell our products. The online stores will be self-managed by the customer and available for all divisions. E-commerce has become a necessity and we are confident that it will prove to be a worthwhile investment for all divisions of Ennis.

During the past year, many key Ennis customers secured large accounts and we are looking forward to that business during the upcoming year. The Forms Solutions Group is also confident in the opportunity to sell apparel products to the traditional Ennis distributor base. By acquiring companies and bringing in prominent brands we have opened up new segments of existing customers to all Ennis divisions. We also expect to see growth as a result of utilizing E-commerce to grow sales and build stronger relationships by simplifying the ordering process.

The Ennis Forms Solutions Group continues to be the foundation of the company, offering value to our shareholders and customers.
We look forward to another year of growth and stability in the business forms industry.

PROMOTIONAL SOLUTIONS GROUP

LAYING THE FOUNDATION

The Promotional Solutions Group consists of four companies and 10 locations across the United States. With each company producing a different category of promotional printed product, this group collectively services thousands of customers with an array of diverse printing needs.

Adams McClure specializes in manufacturing point of purchase advertising products and offers warehousing, kitting and fulfillment services. Admore is known for manufacturing a wide variety of presentation folders, utilitarian folders, commercial printing and bindery. Ennis - Wolfe City produces custom tags, labels, printed Post-it (registered trademark) Notes and promotional give-away items. Finally, GenForms specializes in value added custom forms, labels and form/label combinations.

With locations in Denver, Colorado and Dallas, Texas, Adams McClure provides products and services to customers nationwide. Well-known end users of Adams McClure products include 7-Eleven, Blockbuster, Sonic and Burger King. Admore sells to distributors from across the country out of their facilities in Bell, California and Macomb, Michigan. Ennis - Wolfe City is located in Wolfe City, Texas and serves regionally based customers in the Southern United States. Cerritos, California based GenForms, a former division of Crabar/GBF, supplies distributors located primarily along the West coast.

MEASURING OUR PROGRESS

During  fiscal  year  2005, the Promotional Solutions  Group  had great success improving efficiency, growing sales and cross selling among companies within the group. We acquired several large accounts and established relationships with numerous potential customers that we will have the opportunity to serve in the coming years.

By focusing on the primary business of each facility, the group was able to improve efficiency. Additionally, we took steps to keep all outsourced business within Ennis. By doing so, we were able to collectively promote and sell more Promotional Solutions Group products.

The Promotional Solutions Group realized the most growth within the Adams McClure subsidiary. Throughout the year, Adams McClure focused primarily on point of purchase advertising materials and promotional products. As a result of continuously working with potential accounts over the past few years, Adams McClure recorded significant gains during fiscal year 2005. One such account is Dallas based Blockbuster Video, which has recently developed from several thousands of dollars in printing to several millions in printing and fulfillment. Additionally, we added Arby's, headquartered in Fort Lauderdale, Florida, to our list of printing customers. Accounts such as these are served by internal and external ad agencies, which have become a growing distributor base for Ennis. In addition to our incredible sales growth, Adams McClure was also able to take advantage of an expansion opportunity. The company owned Connolly Tool plant located in Dallas, Texas was recently converted into an Adams McClure print fulfillment and production facility.

In addition to the significant growth within Adams McClure, Admore experienced an immense increase in the sale of presentation products as well as commercial printing. The Wolfe City facility did well in the sales of traditional printed products. Additionally, the development and kickoff of the 360 (Degree) Custom Label Line, a re-branding and marketing effort for the existing Wolfe City and DeWitt label program, was highly successful. These facilities will continue the 360 (Degree) Custom Labels marketing push and this will remain a continued focus of importance for the Promotional Solutions Group.

GenForms was added to the Promotional Solutions Group in July 2004 as a part of the Crabar/GBF acquisition. They continued their strong performance after becoming an Ennis subsidiary. GenForms brings many new capabilities that complement our traditional business as well as the Promotional Solutions Group, including their multiple color capability.

BUILDING FOR THE FUTURE

The Promotional Solutions Group has many objectives for the upcoming year. While maintaining focus on cross selling among companies and pursuing new accounts, we plan to upgrade our technologies and further improve efficiency across the entire Promotional Solutions Group.

All companies will continue to stay focused on their primary business strengths. We plan to further coordinate commercial product categories and cross sell at each location so that we may better service our customer base while maximizing the performance of the group. The Promotional Solutions Group also plans to continue to focus on earning new key customers.

The Promotional Solutions Group will utilize the income from the business generated this year to invest in equipment that will help grow sales and better service existing customers in the future.

FINANCIAL SOLUTIONS GROUP

LAYING THE FOUNDATION

Both companies that make up the Ennis Financial Solutions Group, General Financial Supply (GFS) and Northstar, were established in 1962 and have provided dependable products and service to their customers ever since. The Financial Solutions Group offers the widest selection of financial forms in the industry including internal bank documents, non-negotiable documents, negotiable documents, security documents and specialized business forms. The financial division has facilities in Brooklyn Park, Minnesota; Roseville, Minnesota; Bridgewater, Virginia and Nevada, Iowa that serve customers nationwide.

End users of GFS and Northstar products include financial institutions, processors of MICR encoded documents, insurance companies, a variety of government agencies and other organizations that require secure documents. Day after day, these customers rely on the quality and precision of the products manufactured by the Ennis Financial Solutions Group.

MEASURING OUR PROGRESS

During fiscal year 2005, the Financial Solutions Group made great strides to increase sales performance, product development and manufacturing efficiency. Most impressively, Northstar continued its status as the leading producer of money orders in the world as well as one of the top 5 check producers in the nation. Northstar printed over 5 billion lines of MICR during last year alone. In addition to these astounding achievements, Northstar was recognized by the North American Security Projects Organization as one of the first certified security product producers in North America.

Through their respective sales channels (indirect or direct), GFS and Northstar entered into relationships with several of the top 200 banks in the United States. They also placed a great deal of emphasis on studying the market, developing new products and expanding existing lines to meet the needs of customers. Northstar continued its expansion into new markets by promoting its secure document production capabilities.

The changes brought about by the adoption of the Check Clearing for the 21st Century Act (Check 21) created both threats and opportunities for the Financial Solutions Group. The increased use of check truncation, the act of using digital images for check processing, altered the need for some financial products. However, the shift opened numerous doors for product development and an increased demand for image compliant documents. GFS and Northstar took full advantage of these opportunities with the release of several new and updated products and by taking steps to encourage image compliance among their customer base.

Most importantly, the Financial Solutions Group made numerous modifications to ensure GFS and Northstar remain convenient, effective and profitable sources for their customers. GFS purchased new equipment that allowed them to increase efficiency, in some cases as much as 30%, and shorten turnaround time for customers. To more effectively meet the needs of customers, the customer service center in Denver, Colorado, was moved to the GFS location in Nevada, Iowa. The move eliminated costs while providing the same level of service and created the possibility of opening an additional manufacturing facility on the West Coast in the future.

BUILDING FOR THE FUTURE

As fiscal year 2006 begins, the Financial Solutions Group has several key objectives for the upcoming year. Plans include continuing to develop new product lines to keep up to date with customer needs. Northstar is focused on pursuing more of the larger banks that are not generally available to the distributor market, while being careful to encourage and not compete with distributors already serving these banks. Additionally, the Financial Solutions Group has a desire to expand into non-financial markets and profit from manufacturing secure forms.

A comprehensive branding push is currently underway for both Northstar and GFS. Not only will these efforts update the perception and message of the brands, but it will allow each company to better concentrate on and reach its primary target market. The re-branding will focus on the experience, precision and extensive product line available through the Ennis Financial Solutions Group.

By finding new ways to help their sales channels grow and by training their distributors to sell financial forms, the Financial Solutions Group intends to strengthen its sales base and attract new customers. With plans to expand product lines, pursue new markets, improve sales through the indirect market and possibly open an additional facility, the next year is sure to hold considerable growth for the Financial Solutions Group.

APPAREL GROUP

LAYING THE FOUNDATION

The most recent Ennis acquisition, Alstyle Apparel, is a California based activewear manufacturer with tremendous potential for growth. Alstyle built its foundation in 1976 as a small company importing t-shirts for local screen printers. After quickly becoming the nation's largest distributor of Fruit of the Loom and Hanes products, Alstyle began manufacturing their own line of high-quality t-shirts in 1990. They have since grown into a large apparel manufacturer and currently operate manufacturing and distribution facilities across the nation and abroad.

Ennis acquired Alstyle Apparel on November 4, 2004 in a tax-free exchange of stock. The merger will allow Alstyle to supply Ennis distributors with products that we previously could not offer. The rapid growth and success that Alstyle has historically demonstrated will likely continue with the prospect of cross selling to Ennis customers. Likewise, the Promotional, Forms and Financial Groups of Ennis will have the opportunity to sell their products to Alstyle's existing customer base.


MEASURING OUR PROGRESS

Alstyle  is  known for the high quality of its products  and  its wide array of available colors. Most manufacturers in the apparel industry are based overseas, with the majority of their product being produced outside of the United States. Alstyle
Apparel has made it a priority to ensure that most of our manufacturing remains in the United States. As a result, the higher quality and stricter standards by which our apparel is produced make purchasing the Alstyle product a better choice for many consumers.

Our garments are crafted from yarn that has been grown, spun, knitted and dyed in the United States and then cut, sewn and finished at a plant in the U.S., Mexico or Caribbean Basin. Alstyle is headquartered in Anaheim, California with distribution centers in Anaheim, Chicago, Philadelphia, Atlanta, Dallas and Canada. We offer fashions for men, women, juniors and youth in a broad range of sizes and colors. Alstyle products include a wide variety of apparel ranging from tees and fleece to shorts and hats. Our products are sold under several well-known company owned brands as well as customers' re-label and private labeling programs. With a customer base consisting of screen printers, embroiderers and various other businesses that specialize in apparel embellishment, Alstyle services a wide variety of customers across North America.

During calendar year 2004, Alstyle experienced record growth. With the release of several new products, our sales averaged 15% over the previous year's and we were able to outperform the growing apparel industry by over 9%. During a typical week, Alstyle uses 1.6 million pounds of cotton and manufactures 49,000 dozen shirts each day. With numbers like this, it is easy to see why apparel and headwear are exciting opportunities for many Ennis customers.

BUILDING FOR THE FUTURE

As we continue into 2006, Alstyle Apparel has highlighted several objectives for the coming year's performance. These objectives include growing our customer base, releasing new products and expanding manufacturing capabilities.

With the opportunity to sell to existing Ennis customers, we plan to expand our customer base to include businesses that have already established relationships with other divisions of Ennis. Early in fiscal year 2006, Ennis versions of the Alstyle Apparel catalog will be mailed to Ennis' traditional distributor base. As of March 1, Ennis distributors will be able to order apparel products through a centralized number with their current customer numbers and credit agreements. These steps will add an additional 50,000 potential resellers of the apparel product, an exciting opportunity and challenge at the same time for Alstyle.

We will be releasing a multitude of new products during fiscal year 2006. With the addition of two headwear lines, a pant, short and several sheer jersey products, we are excited about expanding our product offering beyond t-shirts into additional high-demand product lines. We are expanding in-house manufacturing capabilities and equipment to include product lines that are currently outsourced. Additionally, we have opened a sourcing office to manage existing and future import business. Expanding internal capabilities while developing import opportunities will allow Alstyle to determine the best possible solution scenario to keep costs low which will improve our margin and keep customers' pricing in line with industry benchmarks.

Alstyle has a history of extreme growth and profitability. As a part of Ennis, we are confident that we will maintain our position as an innovative, successful and profitable company and we look forward to what the future holds for the Ennis apparel line.

Selected Financial Data
Fiscal Years      2005       2004        2003       2002       2001
Ended
(In thousands, except per
share amounts)
Net sales       $365,353   $259,360     $240,757  $236,923   $229,186
Net earnings      22,959     17,951       15,247    14,966     13,177

Per share of
common stock:
   Basic net
     earnings       1.21       1.10          .94       .92        .81
   Diluted net
     earnings       1.19       1.08          .93       .92        .81
   Dividends         .62        .62          .62       .62        .62
Total assets     497,246    154,043      152,537   139,034    142,854
Long-term debt   112,342      7,800       18,135     9,170     23,555

In  November  2002,  the Company acquired Calibrated  Forms  Co.,
(Calibrated) which accounted for the increase in sales and earnings in Fiscal 2003 and 2004 and also the increase in total assets in fiscal year 2003. The Calibrated acquisition was financed with an additional $15,000,000 in debt. During fiscal year 2005, the Company completed acquisitions which accounted for the increases in net sales, net earnings, total assets and long-term debt (see details of the acquisitions in footnote 9 in the accompanying notes to consolidated financial statements).

Management's Discussion and Analysis

Overview

Ennis Business Forms, Inc. was organized under the laws of Texas in 1909. On June 17, 2004, the shareholders approved a name change from Ennis Business Forms, Inc. to Ennis, Inc. The change was made to recognize the declining importance of business forms to the overall organization. Ennis, Inc. and its subsidiaries (collectively "Ennis" or the "Company") prints and constructs a broad line of business forms and other business products and also manufactures a line of activewear for distribution throughout North America. Distribution of all of these products throughout the United States and Canada is primarily through independent dealers and with respect to activewear products, through sales representatives. This distributor group encompasses print distributors, stationers, quick printers, computer software developers, activewear wholesalers, screen printers and advertising agencies, among others.

On  June  25,  2004,  the Company announced  it  had  reached  an agreement to purchase all of the outstanding shares of Crabar/GBF, Inc., (Crabar/GBF) a privately held business forms manufacturer with $69,000,000 in revenues in its most recent fiscal year. The purchase price in this transaction was $18,000,000 in cash and assumed debt. This amount, plus costs of acquisition, totaled $18,260,000. This transaction was financed from internal cash and borrowings from the then existing line of credit held by the Company. This transaction closed as of June 30, 2004.

On June 25, 2004, in a separate announcement, the Company announced an agreement to merge Centrum Acquisition, Inc. and its wholly owned subsidiary, which did business under the name Alstyle Apparel (collectively Alstyle) into a subsidiary of the Company. Alstyle, based in Anaheim, California, had approximately $200 million in revenues and 3,500 employees in North America at the time of the announcement. Under the terms of the transaction, Alstyle shareholders would receive Ennis shares based upon a $242,000,000 valuation of Alstyle less debt outstanding as of the day of merger (approximately $104 million). This amount, plus costs of acquisition, totaled $246,486,000. Completion of this transaction was subject to approval of the Ennis shareholders to issuance of 8,803,583 shares of Ennis common stock, which was approved at a special shareholders meeting on November 4, 2004. The Company also announced it had entered into a committed line of credit from LaSalle Bank, N.A. for $100,000,000 in Revolver credit facilities and up to $50,000,000 in Term credit facilities for a total of $150,000,000 in new financing. The merger with the parent of Alstyle was completed on November 19, 2004. On a pro forma basis, considering all acquisitions completed in 2005, the combined company would have had $567,700,000 in sales for the fiscal year ended February 28, 2005 and $545,686,000 for the fiscal year ended February 29, 2004. Pro forma net earnings would have been $30,595,000 for the fiscal year ended 2005, or $1.08 per share-diluted, and $18,062,000 for the fiscal year ended 2004, or $0.70 per share-diluted. The pro forma EBITDA (earnings before interest, taxes, depreciation and amortization) would have been approximately $75,000,000 for the fiscal year ended 2005 and $70,000,000 for the fiscal year ended 2004. After payment of pro forma dividends and pro forma capital expenditures (free cash available for payment of principal, interest and taxes) would have been $34,000,000 for fiscal year 2005 and $36,000,000 for fiscal year 2004.

Also on November 1, 2004, the Company announced an agreement to acquire Royal Business Forms, Inc., (Royal) an Arlington, Texas based manufacturer of business forms for $3,700,000 in Ennis common stock. This amount, plus costs of acquisition, totaled $3,827,000. Approximately 178,000 shares of treasury stock were issued in this transaction. There was no debt on the balance sheet of Royal other than trade payables and accrued expenses. Royal had revenues of $12,100,000 in its most recent fiscal year.

In February of 2005, the Company announced a change in management in which the Forms Solutions, Promotional Solutions and Financial
Solutions Groups began reporting to a newly created executive officer position. This officer reports to the

President and CEO, as does the President of the Apparel Group. The Company will now report in two operational segments - the Printing Segment and the Apparel Segment. The three groups which were previously considered individual segments have been aggregated into the Printing Segment based on the relatively similar nature of the product, product process, customer and distribution methods. Information on the four groups within these two segments is presented under note 11 to the financial statements.

The first group in the Printing Segment, the Forms Solutions Group, is primarily in the business of manufacturing and selling business forms and other printed business products primarily to distributors located in the United States. Except for the Cerritos, California operation acquired in the Crabar/GBF, Inc. transaction, all of the remaining Crabar/GBF, Inc. operations and Royal were added to the Forms Solutions Group. The second group in the Printing Segment, the Promotional Solutions Group, is comprised of Adams McClure (design, production and distribution of printed and electronic media), Admore (presentation products), Wolfe City (flexographic printing, advertising specialties and Post-it (registered trademark) Notes) and the Cerritos facility. The third group in the Printing Segment, the Financial Solutions Group designs, manufactures and markets printed forms and specializes in internal bank forms, secure and negotiable documents and custom products. This group sells through the
Northstar brand name as well as the GFS brand name to distributors. The second segment, the Apparel Solutions Group consists entirely of the manufacturing and distribution operations of Alstyle, which manufactures and distributes activewear (t-shirts & fleece goods). As the Company is presently structured, the Apparel Solutions Group will become the largest single segment of the Company.

Economic pressure and the contraction of the traditional business forms industry continue to impact each segment of the Company.
As a result, the Company continues to concentrate on reducing other costs where sales are declining. The installation of the Company's Enterprise Resource Planning Software (ERP) System has decreased the waste in materials and reduced labor in the plants that have the system. The Company is continuing to install the ERP System throughout the organization. The Company will also install the system into its newly acquired companies, including Alstyle.

The Company is also focusing on increasing sales where the market is expanding. There are opportunities in the Promotional and Financial Solutions Groups to increase sales organically and the Company is actively pursuing that direction. The Company believes that growth in the Forms Solutions Group will occur primarily through acquisitions. In addition, the Company will continue to search for acquisition opportunities that will expand the mix of products away from traditional forms, as well as strategic acquisitions within the traditional forms industry.

Business Segment Overview

Printing Segment
----------------
Forms Solutions Group - The Forms Solutions Group operates through 16 manufacturing locations throughout the United States and had approximately $178,000,000 a year in sales for fiscal year 2005. The segment provided a majority of the pre-tax profitability for the Company in fiscal year 2005 at approximately $26,000,000 in pre-tax profits or 53.8% of the gross pre-tax profits before corporate expense allocation. In fiscal year 2006, this profitability percentage should drop dramatically as the Apparel group is expected to generate a significant amount of sales and profitability to the overall Company. The Forms Solutions Group sells through approximately 40,000 private printers and independent distributors and therefore sales reflect a smaller percentage of selling expense than would exist in companies who market directly to the end user. The products sold include snap sets, continuous forms, laser cut sheets, tags & labels, integrated products, jumbo rolls and pressure sensitive products in short, medium and long run. The Group sells under the Ennis, GenForms, Witt Printing, & Calibrated brand names.

Promotional Solutions Group - The Promotional Solutions Group operates in 11 facilities in four states and had approximately $84,000,000 in sales for fiscal year 2005, which is substantially higher than the $67,000,000 recorded in fiscal 2004. Part of this increase is the inclusion of the Cerritos, California facility acquired in the Crabar/GBF acquisition as part of the Promotional Solutions Group. The remainder of the increase comes through the addition of several large customers during 2004. This group operates under the Adams-McClure brand (which provides Point of Purchase advertising for large franchise and fast food chains as well as kitting and fulfillment); the Admore brand (which provides presentation folders and documents); Ennis Tags & Label (which provides tags & labels, promotional products and advertising concepts); and GenForms, (which provides short-run and long-run label production). With respect to Adams McClure, the business is generally provided through advertising agencies. The other facilities receive business through independent distributors.

Financial Solutions Group - The Financial Group operates in 4 facilities located in three states and generated approximately $48,000,000 in sales for fiscal year 2005. This is the only group that showed a decline in sales from fiscal year 2004 of approximately $2,000,000, primarily due to the loss of several large customers, and a general decline in business in the GFS brand sold by distributors. The Group, however, did show an increase in profitability and provided 15.4% of the overall pre-tax profitability before corporate expense allocations. The Financial Group sells directly to customers and to resellers through a sales staff (Northstar) as well as through distributors (Northstar and GFS). Northstar has redirected its focus to large banking organizations on a direct basis (where a distributor is not acceptable or available to the end-user) and has acquired several of the top 200 banks in the United States and is actively working on other large banks within the top 200 tier of banks in the United States.

Apparel Segment
----------------
Apparel Solutions Group - The Apparel Segment operates through 6 manufacturing facilities in California and Mexico. Alstyle markets high quality knit basic activewear (t-shirts, tank tops and fleece) across all market segments. Alstyle offers approximately 55 different items comprised of approximately 3,500 stock keep units or SKUs. Approximately 88% of Alstyle's net sales are derived from t-shirts, and 94% are domestic sales. Alstyle's various branded product lines include the following:

     AAA (registered trademark) - The AAA line is Alstyle's high-end 6 ounce product line that is pre-approved by many of its retail customers. Short sleeve and long sleeve products are available from juvenile to adult sizes up to 6X, in a variety of colors. AAA is Alstyle's best selling product line. This product line is also offered under the Murina (registered trademark) brand name in limited quantities and is manufactured exclusively in, and marketed as, made in the USA.

   Gaziani   (registered   trademark)   -   Gaziani   (registered
trademark) is a higher-margin, women's activewear line that is more style-focused than Alstyle's other product lines.

   Diamond   Star   (registered   trademark)   -   Diamond   Star
(registered trademark) is a softer, high-quality ringspun that commands a higher price point.

   Tennessee  River  (registered  trademark)  -  Tennessee  River
(registered  trademark)  is  a  5.5-ounce  value  offering   that
complements Alstyle's AAA product.

Sales from Alstyle totaled approximately $56,000,000 for the fiscal year 2005, (reflecting the period from the date of acquisition to February 28, 2005). If Alstyle had been acquired at the beginning of our fiscal year, its total sales would have been approximately $200,000,000, or 35.6% of pro forma sales. From a profitability standpoint, while the apparel group contributed approximately $4,000,000 in pre-tax profits before corporate expense allocations, they would have been significantly greater for the full year.

Alstyle is headquartered in Anaheim, California where they knit domestic cotton yarn and some polyester fibers into tubular material. They dye the material at that facility and then ship the dyed material to plants in Ensenada or Hermosillo, Mexico to cut and sew into finished goods. Alstyle also ships a small amount of their dyed and cut product to El Salvador or Costa Rica for sewing. After sewing and packaging is completed, it is then reshipped to Anaheim where it is either stored at the distribution center in Anaheim, or re-directed to distribution centers in Los Angeles, California; Chicago, Illinois; Dallas, Texas; Philadelphia, Pennsylvania; Atlanta, Georgia or Mississauga, Canada.

Alstyle utilizes a customer-focused internal sales team comprised of 19 sales representatives assigned to specific geographic territories in the United States and Canada. Sales representatives are allocated performance objectives for their respective territories and are provided financial incentives for achievement of their target objective. Sales representatives are responsible for developing business with large accounts and spend approximately half their time in the field. Alstyle employs a staff of customer service representatives that handle call-in orders from smaller customers. Sales personnel sell directly to Alstyle's customer base, which consists primarily of screen printers, embellishers, retailers, and mass marketers.

A majority of Alstyle's sales are related to direct customer, branded products and the remainder related to private label and re-label programs. Generally, sales to screen printers and mass marketers are driven by the availability of competitive products and price considerations, while sales in the private label business are characterized by slightly higher customer loyalty.

Alstyle's most popular styles are produced based on forecasts to permit quick shipment and to level production schedules. Alstyle offers same-day shipping and uses third party carriers to ship products to its customers.

Alstyle's sales are seasonal, with sales in the first and second quarters generally being the highest. The general apparel industry is characterized by rapid shifts in fashion, consumer demand and competitive pressures, resulting in both price and demand volatility. However, the imprinted activewear market that Alstyle sells to is "event" driven. Blank t-shirts can be thought of as "walking billboards" promoting movies, concerts, sports teams, and "image" brands. Still, the demand for any particular product varies from time to time based largely upon changes in consumer preferences and general economic conditions affecting the apparel industry.


Liquidity and Capital Resources

Cash Flow

Cash provided by operating activities amounted to $20,046,000 in fiscal year ended 2005, approximately $6,203,000, or 23.6% lower than the $26,249,000 provided in fiscal year ended 2004. The decrease was the result of higher than normal cash requirements in the areas of receivables, inventories and accrued expenses generated primarily by post-acquisition activities. During fiscal year 2005, the Company obtained $114,200,000 from debt issued to finance acquisitions, and expended

$115,429,000 to complete the acquisitions. Capital expenditures of $6,143,000 and dividends of $11,574,000 were primarily paid from operating cash flow. Cash provided by operations in fiscal 2006 is expected to increase to new levels, principally due to the new structure and size of the Company. It is expected that excess cash flows generated in fiscal year 2005, will, after payments of dividends of approximately $15,760,000 and capital requirements between $5,000,000 and $7,000,000, be directed to repayment of debt. The Company must receive permission from its banking group to increase its dividend rate or to engage in any buyback of shares.

Working Capital
The Company maintains a strong financial position with working capital at February 28, 2005 of $67,790,000, an increase of 77.4% from the beginning of the year, and a current ratio of 1.8 to 1. The increase in working capital is primarily due to the working capital acquired in the Crabar/GBF, Alstyle and Royal transactions. The Company has $10,694,000 in cash and equivalents at February 28, 2005.


Credit Facility

The  Company  has $134,044,000 in outstanding debt.  On  November
19, 2004, in conjunction with the Alstyle merger, the Company entered into a new credit facility with a group of lenders led by LaSalle Bank NA. The facility consists of a $100,000,000 revolver and a $50,000,000 term note bearing interest at the rate of LIBOR plus 1.50%. The rates on the facility may vary from LIBOR plus 0.75% to LIBOR plus 1.75% depending upon leverage ratios as determined quarterly. At the closing, the Company borrowed the entire $50,000,000 available under the term note and $56,626,000 under the revolver. The proceeds were applied to repayment of $77,873,000 of assumed debt, $20,329,000 applied to the Company's former credit facility, $3,924,000 as contractual payments for selling shareholders and expenses and $4,500,000 for working capital. Subsequent to the end of the fiscal year, the Company borrowed an additional $5,000,000 under the revolver. By the terms of the credit agreement, the Company is required to make $2,500,000 quarterly payments on the term loan beginning in March 2005. It is the intention of the Company to utilize its existing cash flow to pay down the revolver. Since the end of the fiscal year, the Company has made the quarterly term payment, repaid approximately $4,000,000 of the capitalized leases of Alstyle and reduced the revolver by $2,000,000. It is anticipated that the available line of credit is sufficient to cover, should it be required, working capital requirements for the next twelve months.

Alstyle  sells  substantially all of its account  receivables  to factors based on agreements with four financial institutions. Under these agreements, the factoring institutions will typically purchase the customer account receivable on a non-recourse basis, and fund 80% to 85% of the receivable amount to Alstyle at purchase and the remainder upon collection by the factor from the end customer, net of factoring fees and commissions. Factor advances were $24,675,000 at fiscal year end 2005 with $3,294,000 due from factors upon collection from the end customer. Outstanding advances bear interest at the prime rate (as defined). At February 28, 2005, approximately $1,200,000 in factored receivables are recourse (at risk) to Alstyle in the event the related customer defaults on its payment to the factor. Such factoring agreements are generally renewable on an annual basis.

Over the next year or two, these receivables will be funded through the existing bank line or through working capital generated by Alstyle. As such, the amount of receivables factored will decline and the amount of accounts receivable on the books of Alstyle will increase. It is anticipated that Alstyle will analyze what additional credit department resources it may need before eliminating the factoring agreements.

Pension

The Company is required to make contributions to its defined benefit pension plan. These contributions are required under the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). The Company anticipates it will pay from $2,500,000 to $3,000,000 for the fiscal year ended 2006. The Company made pension contributions in the amount of $2,880,000 for the fiscal year ended 2005.

Inventory
The Company believes current inventory levels are sufficient to satisfy customer demand and anticipates having adequate sources of raw materials to meet future business requirements. The Company entered into a long-term arrangement with its principal paper supplier, MeadWestvaco, to provide paper at contractual rates. The Company, through its Alstyle subsidiary, also entered into a long-term contract with its yarn supplier, Parkdale Mills, to convert cotton to yarn at contractual rates. This contract allows Alstyle to commit to future cotton shipments in amounts and at prices based upon the current estimates of cotton for future delivery. It also provides Alstyle with some ability to elect to purchase cotton at current market rates should cotton prices decline between the original order date and the expected delivery date. The Company will continue to assess the price of raw cotton and seek ways to mitigate price swings, which could impair manufacturing margins. The Alstyle business model requires a great deal more finished goods inventory than does the printing side of the Company's business. Given that demand in the activewear industry is greater than the ability to produce activewear products, the Company anticipates that finished goods inventory will continue at the levels sufficient to supply the seasonal demands of Alstyle's customer base. Alstyle's finished goods inventory generally turns 3 to 4 times a year.

Capital Expenditures

Capital expenditures for the next fiscal year are expected to be between $5,000,000 and $7,000,000 and are expected to be financed through existing cash flows. The Company expects to generate sufficient cash flow from its operating activities to more than cover its operating and other capital requirements for the foreseeable future.

Commitments
The following table aggregates the Company's expected contractual obligations and commitments subsequent to fiscal year ended 2005:

                         Payments due by period (in thousands)
                         -------------------------------------
                                                             2010 and
                   2006       2007       2008      2009     thereafter
                   ----       ----       ----      ----     ----------
Term facility    $10,000    $10,000    $10,000   $10,000       $10,000
Revolving credit
facility
(estimated)       13,675     24,926     24,899        --            --
Other              9,743      8,155        771       167            43
Capital lease
obligations          929        593        117        24            --
Operating lease
obligations       11,718      7,228      6,400     4,683         2,889

Accounting Standards

In July 2002, the Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act) was enacted.
Section 404 stipulates that public companies must take responsibility for maintaining an effective system of internal control. The Act requires public companies to report on the effectiveness of their control over financial reporting and obtain an audit report from their independent registered public accountant about management's report. The Act requires certain public companies (accelerated filers) to report on the company's internal control over financial reporting for fiscal years ended on or after November 15, 2004. Other public companies (non-accelerated filers) must begin to comply with the new requirements related to internal control over financial reporting for their first fiscal year ending on or after July 15, 2006, under the latest extension granted by the Securities and Exchange Commission.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4". This statement clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). This statement requires that these types of costs be recognized as current period charges. SFAS No. 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for such costs incurred during fiscal years beginning after November 24, 2004. Management does not expect the adoption of SFAS No. 151 to have a significant impact on the Company's financial statements as the Company's current method of accounting for inventory costs are consistent with this standard.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29". SFAS No. 153 amends Accounting Principles Board (APB) Opinion 29 concerning the accounting for exchanges of similar productive assets. Such transactions should be accounted for at fair value, the basic principle for nonmonetary transactions, unless the exchange lacks commercial substance. The effective date of SFAS No. 153 is for nonmonetary asset exchanges taking place in fiscal years beginning after December 16, 2004. The Company will adopt SFAS No. 153 in fiscal 2006 and does not expect it to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share Based Payment". This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized as compensation costs in the financial statements. SFAS No. 123 (revised 2004) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities in amounts based (even in part) on the price of the entity's shares or other equity instruments, or that require (or may require) settlement by the issuance of an entity's shares or other equity instruments. This statement applies to all new awards granted during the fiscal year beginning after June 15, 2005 and to previous awards that are modified or cancelled after such date. We have not yet fully evaluated the effect of SFAS No. 123 (revised 2004) on our consolidated financial statements and have not determined the method of adoption we will use to implement SFAS No. 123 (revised
2004).

In December 2004, the FASB issued FSP FAS 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (AJCA)." The AJCA introduces a special 9% tax deduction on qualified production activities. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. Based upon the Company's preliminary evaluation of the effects of this guidance, we do not believe that it will have a significant impact on the Company's financial statements.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004." The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Based upon the Company's preliminary evaluation of the effects of the repatriation provision, we do not believe that it will have any impact on the Company's financial statements.

During March 2005, the Securities Exchange Commission issued Staff Accounting Bulletin (SAB) No. 107, guidance on SFAS No. 123 (revised 2004). SAB No. 107 was issued to assist preparers by simplifying some to the implementation challenges of SFAS No 123 (revised 2004) while enhancing the information that investors receive. The Company will consider the guidance provided by SAB No. 107 as it implements SFAS No. 123 (revised 2004) during fiscal 2006.

Results of Operations - Consolidated
2005 as compared to 2004

Net sales in 2005 increased approximately $105,993,000 from $259,360,000 to $365,353,000, or 35.6%. The acquisitions of
Crabar/GBF on June 30, 2004, Royal on November 2, 2004 and Alstyle on November 19, 2004 accounted for substantially all of the increase in net sales. Crabar/GBF, Inc. contributed $41,226,000; Royal Business Forms, Inc. contributed $3,634,000; and Alstyle contributed $56,045,000 to sales for fiscal 2005. The Forms Solutions and Financial Groups, excluding the acquisitions, experienced declines in net sales of 0.6% and 1.0%, respectively. The decreases were the result of industry volume shrinkage, offset by moderate price increases instituted to offset material cost increases. Based upon industry forecasts, revenue in these segments is declining at rates of between 2.0% and 5.0%. The Promotional Solutions Group, excluding acquisitions, increased 3.5% as a result of additional volume from new customers. Going forward into fiscal 2006, quarter-to-quarter revenues will fluctuate more than historical "experience" due to the cyclicality of the Alstyle business. Alstyle typically experiences its highest revenues in the Company's first fiscal quarter, with revenues experiencing declines in the second and third fiscal quarter and finally reaching a low point in the fourth quarter. Since the products sold are activewear, it would be logical to see greater volume in the spring and summer seasons with declines occurring in the fall and winter seasons. The Crabar/GBF, Inc. and Royal Business Forms, Inc. operations experience revenue cycles similar to the Company's traditional operations.

Gross margins decreased on a consolidated basis from 26.4% to 24.8% on a year-to-year basis due to the lower margins generated by the sales of the acquired companies. Excluding the acquisitions, gross margins for the combined operating units as constituted at the beginning of the fiscal year were unchanged at 26.4%. The Company was able to maintain these margins during fiscal year 2005 even though it experienced the first significant raw material price increase in a number of years. The price increase was approximately 5% on a blended basis and was offset by cost controls instituted by the Company during the year and sales price increases. Crabar/GBF and Royal both experienced lower margins than typically experienced by other Company operations during the period they were part of the consolidated entity, with margins of approximately 17.7% and 18.6% respectively. As part of the integration process, it is the goal of the Company to improve the margins of these operations. Gross margin for Alstyle, at 21.3.%, was impacted in the current fiscal year as result of the timing of the acquisition, which occurred during the low point of Alstyle's annual cycle of business. Additionally, normal gross margins were affected in the fourth quarter because of certain purchase accounting adjustments to Alstyle's finished goods inventories. These adjustments reduced our fourth quarter normal gross margins by approximately $1.1 million (pre-tax).In fiscal 2006, quarter-to-quarter gross margin will fluctuate as a result of the cyclical nature of the Alstyle operations.

Selling, general and administrative expense increased 32.8% during fiscal 2005, from $38,521,000 to $51,159,000, as compared to a modest 2.6% growth from 2003 to 2004. The increase was the result of additional expenses added by the acquisitions of Crabar/GBF, Royal and Alstyle and to the $1,500,000 expense incurred for compliance with the Sarbanes-Oxley Act of 2002. Selling, general and administrative expenses as a percent of net sales excluding the acquisitions and Sarbanes-Oxley costs were the same in both fiscal years 2005 and 2004 at 14.9%.

Interest expense increased from $830,000 to $2,755,000 in fiscal 2005. The increase is the result of the additional debt incurred in conjunction with the Crabar/GBF acquisition and the Alstyle merger. Because of this increase in debt, interest expense for fiscal 2006 will increase significantly.

Other income increased in fiscal 2005, primarily as a result of gains from sales of equipment in conjunction with the closing of the Connolly Tool & Machine Co. during the year.

The Company's effective federal and state income tax rate increased from 37.9% to 38.7% in fiscal 2005. The increase was the result of increased state income taxes from the acquisitions of Crabar/GBF, Inc. and Alstyle.

Results of Operations - Printing Segment

The Printing Segment is comprised of the three groups listed in previous years: Forms Solutions, Promotional Solutions, and
Financial Solutions Groups.

The Forms Group grew from $142,006,000 in sales in fiscal year 2004 to $177,618,000 in fiscal year 2005, an increase of 25.1%.
All of this growth came from the acquisitions of Crabar/GBF and Royal. Internal growth in forms sales actually declined by 0.6% for the fiscal year 2005. The Forms Group earned $25,761,000 before tax for fiscal year 2005, an increase of 18.0% over the $21,830,000 pre-tax earnings recorded for fiscal year 2004. Gross margins declined from 27.1% in fiscal 2004 to 24.3% in fiscal 2005 due to the increased amount of longer run production generated in the Crabar/GBF facilities. Longer run production generally creates more material usage and lower margins than short run production.

The Promotional Group grew from $67,024,000 in sales in fiscal year 2004 to $83,881,000 in fiscal year 2005, a growth of 25.2%. Most of this growth came from the inclusion of the Cerritos, California plant (a Crabar/GBF facility) as part of the Promotional Group. Additional growth occurred internally through the addition of some large accounts during the year. The Promotional Groups pre-tax earnings grew from $7,433,000 in fiscal year 2004 to $11,168,000 in fiscal year 2005, a growth of 50.2%. More impressively was the profit as a percent of sales, 11.6% in 2004 compared to 13.3% in 2005. This improvement was due to cost controls as well as growth in sales volume. Gross margins had a slight improvement from 23.5% in fiscal 2004 to 23.8% in fiscal 2005.

Sales in the Financial Group declined in 2005 from $50,330,000 in sales in fiscal 2004 to $47,809,000. This decline was primarily the result of losing some of our large customers from the Northstar brand as well as continued declines in our GFS brand customer base. Profitability, however, increased from $6,876,000 or 13.7% of sales for fiscal year 2004, to $7,346,000 or 15.4% of sales for fiscal year 2005. This increase in profitability was largely due to cost controls within the group. Material increases were largely passed through to the customers so margins were slightly higher than in 2004 increasing from 27.8% in fiscal 2004 to 28.0% in fiscal 2005. Since the acquisition in 1999, the Financial Group has generated sufficient after-tax profits to return the original investment made by the Company.

Results of Operations - Apparel Segment

Net sales in the Alstyle segment were $56,045,000 since the date of acquisition, November 19, 2004. Approximately 86.0% of these net sales were driven by our top 10 styles, dominated by our 6 ounce weight and 5.5 ounce basic cotton t-shirts. We anticipate these top ten styles will continue to account for a majority of our sales into the foreseeable future. Alstyle's sales are primarily to retailers, screen printers, embellishers and mass marketers. While the fourth quarter is traditionally a seasonal low sales period for Alstyle and its competitors, net sales benefited from several significant retail customers. Approximately 30.0% of our net sales were to the top 10 customers during this period, with 3 customers representing 15.0% of net sales for the period. We anticipate that this concentration will moderate lower to historical levels of 10.0 to 20.0% over the balance of fiscal year 2006.

Segment gross margin was 21.3% for the period ended February 28, 2005. Gross margin is generally impacted by the cost of raw materials - cotton yarn, manufacturing productivity, costs of distribution and realized "average selling price" ("ASP"). The segment results reflect the benefit of a negotiated fixed price commitment with our major yarn suppliers and productivity benefits from previous capital equipment and near capacity utilization. In addition, while our top 2 styles - which accounted for 50 percent of our net sales in the period - experienced modest growth in ASP compared to the same time period a year ago, the overall ASP for our top 10 styles was slightly lower than the prior year corresponding period. This was substantially due to style mix and competitive pressure on price. We anticipate stable raw material pricing and availability, sufficient manufacturing capacity to meet expected sales requirements and stable market prices for our products.

Additional benefits to our gross margin are expected to occur due to an investment in more efficient equipment by Alstyle's previous owners prior to the merger. Alstyle had spent almost $10,000,000 on new equipment prior to the merger that is expected to improve the throughput of product in the manufacturing process and reduce the cost to produce our products.

Additionally, Alstyle's normal gross margins were impacted in the fourth quarter because of certain purchase accounting adjustments to Alstyle's finished goods inventories. These adjustments reduced our fourth quarter normal gross margins by approximately $1.1 million (pre-tax). Excluding the effect of this adjustment, gross margin would have been 23.3% during the period.

The apparel segment selling, general and administrative expenses were approximately $6,000,000 during the fourth quarter ended February 28, 2005, or approximately 12.1% of net sales, and consist primarily of administrative and sales personnel wages, commissions, marketing, advertising and professional fees. These expenses are expected to be consistent throughout the year and we do not expect significant changes in fiscal 2006 from the current level.

The apparel segment pre-tax operating margin was 6.4% during the period. Excluding the effect of the Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS No.
141) adjustment above, operating margin would have been 8.2%.

2004 as compared to 2003

Printing Segment Only

Net sales in 2004 increased 7.7% from 2003. The increase was attributable to the inclusion of revenue for the full fiscal year ended 2004 from the Company's acquisition of Calibrated Forms Co., Inc, (Calibrated), Calibrated was acquired in November

2002 to augment the Forms Solutions Group. This group, excluding Calibrated, continued to be impacted by both the general economy and industry declines and accordingly had a decrease in sales of 2.4%. The Financial Solutions Group sales experienced a slight decrease of 0.3%. The Promotional Solutions Group continued to experience the negative impact of the general economy and business declines and had a decrease in sales of 1.6%.

Gross profit margin increased to 26.4% in 2004 as compared to 26.3% in 2003. The Forms Solutions Group gross profit margin decreased from 28.0% in fiscal 2003 to 26.6% in fiscal 2004. The gross profit margin of the Financial Solutions Group and the Promotional Solutions Group both increased from 26.6% and 21.9% in fiscal 2003 to 27.8% and 23.1%, respectively, in fiscal 2004. The general weakness in the economy and the decline in the forms industry contributed to lower prices in the Forms Solutions Group. In addition, the gross profit margin decreased due to a combination of lower fixed cost absorption resulting from decreased sales volumes in certain plants and a shift in mix to lower margin products. The Financial Solutions Group and the Promotional Solutions Group both experienced increases in profit margin due to more efficient fixed cost absorption and an increase in the volume of profitable sales.

Selling, general and administrative expense increased 2.6% during fiscal 2004 as compared to 2003. The Financial Solutions Group and the Promotional Solutions Group accounted for a 2.4% and 2.0% decrease in selling, general and administrative expenses, respectively. Effective cost reduction programs implemented in the groups accounted for the reduction. The Forms Solutions Group and corporate selling, general and administrative expenses increased 4.4% and 2.6% respectively. The increase in the Forms Solutions Group is primarily due to the inclusion of Calibrated for the full fiscal year ended 2004. The increase in corporate expense is primarily due to the centralization, on a corporate level, of the administrative and accounting functions of recent acquisitions.

Investment income decreased 82.6% in 2004 as compared to 2003 due to declines in interest rates. Interest expense decreased from $1,306,000 in fiscal 2003 to $830,000 in fiscal 2004 as a result of the reduction in long-term financial debt and the declines in interest rates. Other expenses were flat in 2004 as compared to 2003.

The Company's effective federal and state income tax rate remained relatively constant from 2003 to 2004, increasing 0.5%.

Critical Accounting Policies and Judgments

In  preparing  our  consolidated  financial  statements,  we  are required to make estimates and assumptions that affect the disclosures and reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to allowance for doubtful accounts, inventory valuations, property, plant and equipment, intangible assets, accrued liabilities and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. The Company believes the following accounting policies are the most critical due to their affect on the Company's more significant estimates and judgments used in preparation of its consolidated financial statements.

The   Company  maintains  a  defined-benefit  pension  plan   for
employees.   Included in our financial results are pension  costs
that  are  measured  using actuarial valuations.   The  actuarial
assumptions used may differ from actual results.

Intangibles generated through acquisitions are based upon independent appraisals of their values and are either amortized over their useful life, or evaluated periodically (at least once a year) to determine whether the value has been impaired by events occurring during the fiscal year.

We exercise judgment in evaluating our long-lived assets for impairment. The Company assesses the impairment of long-lived assets that include other intangible assets, goodwill, and plant and equipment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In performing tests of impairment, the Company must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future. Actual results could differ from assumptions made by management. We believe our businesses will generate sufficient undiscounted cash flow to more than recover the investments we have made in property, plant and equipment, as well as the goodwill and other intangibles recorded as a result of our acquisitions. The Company cannot predict the occurrence of future impairment triggering events nor the impact such events might have on its reported asset values.

Revenue is generally recognized upon shipment of products. Net sales represents gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Returns, discounts and other allowances have historically been insignificant. In some cases and upon customer request, the Company prints and stores custom print product for customer specified future delivery, generally within six months. In this case, risk of loss passes to the customer, the customer is invoiced under normal credit terms and revenue is recognized when manufacturing is complete. Approximately $13,945,000 of revenue was recognized under these agreements during fiscal 2005. There were no significant sales in foreign countries.

Derivative instruments are recognized on the balance sheet at fair value. Changes in fair values of derivatives are accounted for based upon their intended use and designation. The Company's interest rate swap is held for purposes other than trading. The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. The swap has been designated as a cash flow hedge, and the after tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instrument is recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each jurisdiction in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, we must include an expense within the tax provision in the consolidated statements of income. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted.

In view of such uncertainties, investors should not place undue reliance on our forward-looking statements since such statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's letter to shareholders, operations overview and discussion, and analysis of results of operations contain forward-looking statements that reflect the Company's current view with respect to future revenues and earnings. These statements are subject to numerous uncertainties, including (but not limited to) the rate at which the traditional business forms market is contracting, the application of technology to the production of business forms, demand for the Company's products in the context of the contracting market, variability in the prices of paper and other raw materials, and competitive conditions in the business
forms  market.   Because  of  such  uncertainties,  readers   are
cautioned not to place undue reliance on such forward-looking statements which speak only as of May 16, 2005.

Ten-Year Financial Review
(In thousands, except per share amounts)
Fiscal years ended            2005     2004     2003     2002
                              ----     ----     ----     ----

Net sales                   $365,353  $259,360  $240,757 $236,923

Earnings before income
  taxes                       37,465    28,890    24,345   24,403

Provision for income taxes    14,506    10,939     9,098    9,437

Net earnings                  22,959    17,951    15,247   14,966

      As a % of sales           6.3%      6.9%      6.3%     6.3%

      Per common share -
        diluted                $1.19     $1.08     $0.93    $0.92

Dividends                     11,574    10,146    10,093   10,089

        Per share                .62       .62       .62      .62

Shareholders' equity         271,731   110,582    96,903   96,035

        Per share - basic      14.33      6.76      5.95     5.89

Current assets               149,173    63,605    65,012   62,646

Current liabilities           81,383    25,400    25,294   23,966

Net working capital           67,790    38,205    39,718   38,680

 Ratio of current assets to
     current liabilities       1.8:1     2.5:1     2.6:1    2.6:1

 Depreciation of plant and
     equipment                10,367     9,216     9,156    8,683

 Additions to property,
     plant and equipment       6,143     4,543     3,763    2,254


 Ten-Year Financial Review
 (In thousands, except per share amounts)
    2001        2000      1999       1998      1997      1996
    ----        ----      ----       ----      ----      ----

  $229,186    $176,600  $159,690   $162,962  $161,969  $150,071


    21,571      24,041    22,558     15,805    21,485    30,104

     8,394       8,918     8,448      5,597     7,992    11,487

    13,177      15,123    14,110     10,208    13,493    18,617

      5.7%        8.6%      8.8%       6.3%      8.3%     12.4%


     $0.81       $0.93     $0.87      $0.62     $0.82     $1.13

    10,075      10,068    10,116     10,191    10,110     9,782

       .62         .62       .62        .62      .615      .595

    91,540      88,267    83,499     81,672    81,586    78,195

      5.63        5.45      5.12       4.97      4.96      4.76

    58,263      43,305    52,676     53,660    52,627    67,544

    17,908      10,525     8,367     10,396    10,307    13,054

    40,355      32,780    44,309     43,264    42,320    54,490


     3.3:1       4.1:1     6.3:1      5.2:1     5.1:1     5.2:1

     8,313       5,389     4,941      5,634     4,475     3,553


      3,594      2,988     3,663      9,576    13,575     6,106

 Consolidated
 Statements of
 Earnings
 (In thousands, except
 share and per share
 amounts)

                                             Fiscal Years Ended
                                         2005       2004       2003
                                         ----       ----       ----

  Net sales                          $365,353   $259,360    $240,757
  Costs and expenses:
    Cost of sales                     274,596    190,812     177,485
    Selling, general and
      administrative expenses          51,159     38,521      37,559
                                      -------    -------     -------
                                      325,755    229,333     215,044
                                      -------    -------     -------
        Earnings from operations       39,598     30,027      25,713
                                      -------    -------     -------
  Other income (expense):
    Investment income                     246         29         167
    Interest expense                   (2,755)      (830)     (1,306)
    Other                                 376       (336)       (229)
                                      -------    -------     -------

                                       (2,133)    (1,137)     (1,368)
                                      -------    -------     -------
        Earnings before income taxes   37,465     28,890      24,345
  Provision for income taxes           14,506     10,939       9,098
                                      -------    -------     -------
        Net earnings                 $ 22,959   $ 17,951    $ 15,247
                                      =======    =======     =======

  Net earnings per share of common
    stock - basic                    $   1.21   $   1.10    $    .94
                                      =======    =======     =======
  Net earnings per share of common
    stock - diluted                  $   1.19   $   1.08    $    .93
                                      =======    =======     =======

  Weighted average number of
    common shares outstanding -
    basic                          18,935,533 16,358,107  16,284,575
  Weighted average number of
    common shares outstanding -
    diluted                        19,259,550 16,601,838  16,478,140


 See accompanying notes to consolidated financial statements.

 Consolidated
 Statements of Cash
 Flows
 (In thousands)

                                               Fiscal Years Ended
                                            2005       2004      2003
                                            ----       ----      ----
  Cash flows from operating activities:
    Net earnings                          $ 22,959   $ 17,951  $ 15,247
    Adjustments to reconcile net
     earnings
     to net cash provided by operating
     activities:
      Depreciation                          10,367      9,216     9,156
      Amortization                             709        132        38
      Gain on the sale of equipment           (316)       (65)      (93)
      Bad debt expense                         893        890       941
      Changes in operating assets and
       liabilities:
        Receivables                         (2,922)     1,387      (989)
        Prepaid expenses                    (1,315)      (314)      (98)
        Inventories                         (3,958)      (617)      (42)
        Contract costs in excess of
         billing                                --        875      (711)
        Other current assets                (2,084)       314      (452)
        Accounts payable and accrued
         expenses                           (6,640)     1,017      (578)
        Other assets and liabilities         2,349     (4,537)      197
        Foreign exchange gain                    4         --        --
                                           -------    -------   -------
         Net cash provided by operating
          activities                        20,046     26,249    22,616
                                           -------    -------   -------

  Cash flows from investing activities:
    Acquisition of businesses (net of
     cash acquired)                       (115,429)        --   (20,522)
    Capital expenditures                    (6,143)    (4,543)   (3,763)
    Proceeds from disposal of property         481        176       176
    Redemption of investments                   --         --     1,802
    Other                                       --       (179)      (38)
                                           -------    -------   -------
         Net cash used in investing
          activities                      (121,091)    (4,546)  (22,345)
                                           -------    -------   -------

  Cash flows from financing activities:
    Debt issued to finance acquisitions    114,200         --    15,000
    Repayment of debt issued to finance
     acquisitions                           (6,375)   (11,038)   (7,540)
    Dividends                              (11,574)   (10,146)  (10,093)
    Purchase of treasury stock                  (2)        (7)      (55)
    Proceeds from exercise of stock
     options                                   423        695       593
    Other                                       --         --      (496)
                                           -------    -------   -------
         Net cash provided by (used in)
          financing activities              96,672    (20,496)   (2,591)
                                           -------    -------   -------

  Net change in cash and cash               (4,373)     1,207    (2,320)
   equivalents
  Cash and cash equivalents at beginning
   of year                                  15,067     13,860    16,180
                                           -------    -------   -------

  Cash and cash equivalents at end of
  year                                    $ 10,694   $ 15,067  $ 13,860
                                           =======    =======   =======

 Non-cash    activities and  cash used to  pay taxes   and   interest
 are included in the accompanying notes to consolidated financial statements.

 See accompanying notes to consolidated financial statements.

 Consolidated Balance Sheets
 (In thousands, except share and par value amounts)

                                                 Fiscal Years Ended
                                                 2005          2004
                                                 ----          ----
  Assets
  Current assets:
    Cash and cash equivalents                 $10,694      $ 15,067
    Receivables, principally trade, less
      allowance for doubtful receivables of
      $3,567 in 2005 and $1,771 in 2004        46,685        29,800
    Prepaid expenses                            5,162         2,022
    Inventories                                79,900        13,721
    Other current assets                        6,732         2,995
                                              -------       -------

         Total current assets                 149,173        63,605
                                              -------       -------

  Property, plant and equipment, at cost:
    Plant, machinery and equipment            114,053        96,423
    Land and buildings                         38,846        28,362
    Other                                      19,521        16,811
                                              -------       -------
                                              172,420       141,596
    Less accumulated depreciation             100,401        95,116
                                              -------       -------

         Net property, plant and equipment     72,019        46,480
                                              -------       -------

  Goodwill                                    178,472        34,420

  Trademarks                                   62,090         1,154

  Purchased customer list                      23,275            --

  Other assets                                 12,217         8,384
                                              -------       -------

                                             $497,246      $154,043
                                              -------       -------

 Consolidated Balance Sheets
 (In thousands, except share and par value amounts)

                                               Fiscal Years Ended
                                                2005       2004
                                                ----       ----

  Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable                          $ 33,887   $  5,804
    Accrued expenses:
      Employee compensation and benefits        16,135      7,908
      Taxes other than income                    3,154      1,427
      Federal and state income taxes payable     1,389         --
      Other                                      5,116      3,926
    Current installments of long-term debt      21,702      6,335
                                               -------    -------
         Total current liabilities              81,383     25,400
                                               -------    -------

  Long-term debt, less current installments    112,342      7,800
  Deferred credits, principally income taxes    31,790     10,261

  Commitments and contingencies                     --         --

  Shareholders' equity:
    Series A junior participating preferred
    stock of $10 par value.
      Authorized 1,000,000 shares; none
      issued                                        --         --
    Common stock of $2.50 par value.
      Authorized 40,000,000 shares; issued
      30,053,443 shares
        in 2005 and 21,249,860 shares in 2004   75,134     53,125
    Additional paid in capital                 123,640        126
    Retained earnings                          156,666    145,653
    Accumulated other comprehensive income
    (loss):
      Foreign currency translation                   5         --
      Unrealized gain (loss) on derivative
      instruments, net of
        deferred taxes of $0 and $70                 1       (114)
                                               -------    -------
          Total accumulated other
            comprehensive income (loss)              6       (114)
                                               -------    -------

                                               355,446    198,790

    Treasury stock, 4,635,444 and 4,856,626
    shares, respectively                        83,715     88,208
                                               -------    -------

         Total shareholders' equity            271,731    110,582
                                               -------    -------

                                              $497,246   $154,043
                                               =======    =======

 See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
(In thousands, except share amounts):

                                                       Accumulated
                   Common Stock     Additional             Other        Treasury Stock
                   ------------      Paid-in   Retained Comprehensive     --------------
                  Shares   Amount    Capital   Earnings  Income (Loss)     Shares    Amount Total
                   ------   ------    -------   ------- -----------    ------     ------   -----
                                                  -         --
Balance
 February 28,
 2002         21,249,860   $53,125   $1,040   $132,694 $  (401)    (4,976,922) $(90,423) $96,035
  Net earnings        --        --       --     15,247      --             --        --   15,247
  Unrealized
   gain on
   derivative
   instruments                                             158                               158
  Minimum
   pension
   liability,
   net of tax
   effect                                               (4,982)                           (4,982)
                                                                                          ------
  Comprehensive
   income                                                                                 10,423
  Dividends
   declared
   ($.62 per
   share)            --         --       --    (10,093)    --
    --        --   (10,093)
  Treasury
   stock issued      --         --     (579)        --     --         64,500     1,172       593
  Treasury
   stock
   purchases         --         --       --         --     --         (4,465)      (55)      (55)
              ---------     ------  -------    ------- -------     ----------    ------  -------

Balance
 February 28,
 2003         21,249,860    53,125      461    137,848  (5,225)    (4,916,887)  (89,306)  96,903
  Net
   earnings          --         --       --     17,951      --            --        --    17,951
  Unrealized
   gain on
   derivative
   instruments                                             129                               129
  Minimum
   pension
   liability,
   net of tax
   effect                                                4,982                             4,982
                                                                                         -------
  Comprehensive
   income                                                                                 23,062
  Dividends
   declared
   ($.62 per          --        --       --    (10,146)     --             --        --  (10,146)
   share)
  Treasury
   stock issued       --        --     (410)        --      --         60,825     1,105      695
  Treasury
   stock
   purchases          --        --       --         --      --           (564)       (7)      (7)
  Other               --        --       75         --      --             --        --       75
               ---------    ------  -------    ------- -------      ---------   -------  -------
Balance
 February 29,
  2004        21,249,860     53,125     126    145,653    (114)    (4,856,626)  (88,208) 110,582
  Net earnings        --        --       --    22,959       --             --        --   22,959
  Foreign
   currency
   translation        --        --       --        --       5             --        --        5
  Unrealized
   gain on
   derivative
   instruments                                             115                               115
                                                                                         -------
  Comprehensive
   income                                                                                 23,079
  Dividends
   declared
   ($.62 per          --        --      --     (11,574)     --             --        --  (11,574)
   share)
  Shares
   issued in
   acquisi-
   tions       8,803,583    22,009 123,514          --      --        177,458     3,700  149,223
  Treasury
   stock issued       --        --      --        (372)     --         43,850       795      423
  Treasury
   stock
   purchases          --        --      --          --      --           (126)       (2)      (2)
               ---------    ------ -------     ------- -------      ---------   -------  -------
Balance
 February 28, 30,053,443   $75,134 $123,640   $156,666 $     6     (4,635,444) $(83,715)$271,731
 2005         ==========    ======  =======    ======= =======      =========    ======  =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies and General Matters

Nature of Operations. Ennis, Inc. and its wholly owned subsidiaries (the Company) is principally engaged in the production of and sale of business forms, other business products and apparel to customers primarily located in the United States.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain accounts have been reclassified to present comparable results. The Company's fiscal years ended on the following days: February 28, 2005, February 29, 2004 and February 28, 2003 (fiscal years ended 2005, 2004 and 2003, respectively).

Cash and Cash Equivalents. The Company invests cash in excess of daily operating requirements in income producing investments. All such investments (consisting of Eurodollar deposits of U.S. banks) have an original maturity of 90 days or less and are considered to be cash equivalents.

Receivable and Notes Receivable. Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 30 days from the invoice date. The Company's estimate of the allowance for doubtful accounts for trade receivables is primarily determined based upon the length of time that the receivables are past due. In addition, management estimates are used to determine probable losses based upon an analysis of prior collection experience, specific account risks and economic conditions.

The Company initiates a series of actions that occur based upon the aging of past due trade receivables, including letters, statements and direct customer contact. Accounts are deemed uncollectible based on past account experience and current account financial condition. When it is determined an account will not be collected it is written off.

Notes receivable are stated at the principal amount; interest is accrued where applicable. An allowance for uncollectible notes receivable is recorded based upon management's determination of probable losses based upon an analysis of prior collection experience, specific account risks and economic conditions. Select trade accounts receivable are sold by the Company to various factors on both non-recourse and recourse basis. These transactions are accounted for as a sale of financial assets. Advances may be paid at the Company's request on receivables not yet collected by the factors.

Bad debt expense was $893,000, $890,000 and $941,000 for fiscal years 2005, 2004, and 2003, respectively.

Inventories. The Company values the raw material content of most of its business forms inventories at the lower of last-in, first-out (LIFO) cost or market and all apparel inventory at the lower of first in, first out (FIFO) cost or market. At fiscal years ended 2005 and 2004, approximately 10% of inventories are valued at LIFO with the remainder of inventories valued at the lower of FIFO cost or market. The Company provides reserves for excess and obsolete inventory based upon analysis of quantities on hand, recent sales volumes and reference to market prices.

Property, Plant and Equipment. Depreciation of property, plant and equipment is provided by the straight-line method at rates presently considered adequate to amortize the total cost over the useful lives of the assets, which range from 3 to 11 years for plant machinery and equipment and 10 to 40 years for buildings and improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit. The Company capitalizes all leases, which are in substance acquisitions of property.

Goodwill and Other Intangible Assets.  Goodwill is the excess  of the purchase price paid over the value of net assets of businesses acquired and is not amortized. Intangible assets with determinable lives are amortized on a straight-line basis over the estimated useful life. Goodwill and indefinite-lived intangibles are evaluated for impairment on an annual basis, or more frequently if impairment indicators arise, using a fair-value-based test that compares the fair value of the asset to its carrying value.

Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is based upon future discounted net cash flows.

Approximately $4,500,000 of the company's plant property and equipment are located in Mexico at fiscal year end 2005. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Plant and equipment are stated at cost less accumulated depreciation. Costs of normal maintenance and repairs are charged to expense when incurred. Upon the disposition of assets, their cost and related depreciation are removed from the respective accounts.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value because of the short maturity of these instruments. Long-term debt as of fiscal years ended 2005 and 2004 approximates its fair value. The related interest rate swaps were recorded at fair value at fiscal years ended 2005 and 2004. See also Note 4.

Derivative Financial Instruments. Derivative instruments are recognized on the balance sheet at fair value. Changes in fair values of derivatives are accounted for based upon their intended use and designation. The Company's interest rate swap is held for purposes other than trading. The Company utilized swap agreements related to its term and revolving loans to effectively fix the interest rate for a specified principal amount of the loans. The swap has been designated as a cash flow hedge and the after-tax effect of the mark-to-market valuation that relates to the effective amount of derivative financial instrument is recorded as an adjustment to accumulated other comprehensive income with the offset included in accrued expenses.

Revenue Recognition. Revenue is generally recognized upon shipment of products. Net sales represents gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Returns, discounts and other allowances have historically been insignificant. In some cases and upon customer request, the Company prints and stores custom print product for customer specified future delivery, generally within six months. In this case, risk of loss passes to the customer, the customer is invoiced under normal credit terms and revenue is recognized when manufacturing is complete. Approximately $13,945,000 of revenue was recognized under these agreements during fiscal 2005. There were no significant sales in foreign countries.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog, which typically ranges from three to twelve months. Advertising expense was approximately $1,628,000, $1,434,000 and $1,528,000, during the fiscal years ended 2005, 2004 and 2003, respectively. Included in advertising expense is amortization related to direct response advertising of $454,000, $537,000 and $474,000 for the fiscal years ended 2005, 2004 and 2003, respectively. Unamortized direct response advertising costs included in other current assets at fiscal years ended 2005 and 2004 were $208,000 and $193,000, respectively.

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

Credit Risk. The Company's financial instruments that are exposed to credit risk consist of its trade receivables and cash equivalents. The trade receivables are geographically dispersed primarily within the continental United States. Credit losses are provided for in the financial statements. One customer accounts for 15.7% of accounts receivable at fiscal year end 2005.

Earnings Per Share. Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued, calculated using the treasury stock method. At fiscal years ended 2004 and 2003, 10,500 and 70,250 of options, respectively, were not included in the diluted earnings per share computation because their exercise price exceeded the average fair market value for the Company's stock for the year.

Accumulated Other Comprehensive Income (Loss). Accumulated other comprehensive loss consists of the changes in the fair value of the Company's cash flow hedge and foreign currency translation and pension. Amounts charged directly to shareholders' equity related to the Company's interest rate swap and pension plan are included in "other comprehensive income." Adjustments resulting from the translation of the financial statements of our Mexican operations are charged or credited directly to shareholders equity and shown as cumulative translation adjustments in other comprehensive income (loss).

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Shipping and Handling Costs. Amounts billed to customers for shipping and handling costs are included in revenue and related costs are included in cost of sales.

Stock Based Compensation. The Company accounts for employee and director stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and
related   interpretations,  and  complies  with  the   disclosure
provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS
No.  148).    Under  APB No. 25, compensation expense  for  fixed
awards is based upon the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the exercise price and is amortized over the vesting period. All stock-based awards to non-
employees,  if any, are accounted for at their fair  value.   The
Company is required to disclose the pro forma net income as if the fair value method defined in SFAS No. 123 had been applied.

The following table represents the effect on net income and earnings per share as if the Company had applied the fair value based method and recognition provisions of SFAS No. 123 to stock-based Employee Compensation for the fiscal years ended (in thousands, except per share amounts):

                                     2005    2004     2003
                                     ----    ----     ----

   Net earnings, as reported      $22,959  $17,951  $15,247
   Deduct total stock-based
   employee
     compensation expense
     determined under fair
     value based methods for
     all awards, net of related
     tax effects                      (47)     (26)     (85)
                                   ------   ------   ------
   Pro forma net earnings         $22,912  $17,925  $15,162
                                   ======   ======   ======

  Earnings per share:
   As reported - basic             $1.21    $1.10    $.94
   Pro forma - basic               $1.21    $1.10    $.94
   As reported - diluted           $1.19    $1.08    $.93
   Pro forma - diluted             $1.19    $1.08    $.92


For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense over the vesting period.

Recent Accounting Pronouncements. In July 2002, the Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act) was enacted. Section 404 stipulates that public companies must take responsibility for maintaining an effective system of internal control. The Act requires public companies to report on the effectiveness of their control over financial reporting and obtain an audit report from their independent registered public accountant about management's report. The Act requires certain public companies (accelerated filers) to report on the company's internal control over financial reporting for fiscal years ended on or after November 15, 2004. Other public companies (non-accelerated filers) must begin to comply with the new requirements related to internal control over financial reporting for their first fiscal year ending on or after July 15, 2006, under the latest extension granted by the Securities and Exchange Commission.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4". This statement clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). This statement requires that these types of costs be recognized as current period charges. SFAS No. 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for such costs incurred during fiscal years beginning after November 24, 2004. Management does not expect the adoption of SFAS No. 151 to have a significant impact on the Company's financial statements as the Company's current method of accounting for inventory costs are consistent with this standard.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29". SFAS No. 153 amends Accounting Principles Board (APB) Opinion 29 concerning the accounting for exchanges of similar productive assets. Such transactions should be accounted for at fair value, the basic principle for nonmonetary transactions, unless the exchange lacks commercial substance. The effective date of SFAS No. 153 is for nonmonetary asset exchanges taking place in fiscal years beginning after December 16, 2004. The Company will adopt SFAS No. 153 in fiscal 2006 and does not expect it to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share Based Payment". This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized as compensation costs in the financial statements. SFAS No. 123 (revised 2004) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities in amounts based (even in part) on the price of the entity's shares or other equity instruments, or that require (or may require) settlement by the issuance of an entity's shares or other equity instruments. This statement applies to all new awards granted during the fiscal year beginning after June 15, 2005 and to previous awards that are modified or cancelled after such date. We have not yet fully evaluated the effect of SFAS No. 123 (revised 2004) on our consolidated financial statements and have not determined the method of adoption we will use to implement SFAS No. 123 (revised
2004).

In December 2004, the FASB issued FSP FAS 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (AJCA)." The AJCA introduces a special 9% tax deduction on qualified production activities. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. Based upon the Company's preliminary evaluation of the effects of this guidance, we do not believe that it will have a significant impact on the Company's financial statements.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004." The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Based upon the Company's preliminary evaluation of the effects of the repatriation provision, we do not believe that it will have any impact on the Company's financial statements.

During March 2005, the Securities Exchange Commission issued Staff Accounting Bulletin (SAB) No. 107, guidance on SFAS No. 123 (revised 2004). SAB No. 107 was issued to assist preparers by simplifying some to the implementation challenges of SFAS No 123 (revised 2004) while enhancing the information that investors receive. The Company will consider the guidance provided by SAB No. 107 as it implements SFAS No. 123 (revised 2004) during fiscal 2006.


(2)  Due From Factors

Pursuant to terms of an agreement between the Company and various factors, the Company sells a majority of its trade accounts receivable to the factors on a non-recourse basis. The price at which the accounts are sold is the invoice amount reduced by the factor commission of between 0.25% and 0.50%. Additionally, some trade accounts receivable are sold to the factors on a recourse basis.

Trade accounts receivable not sold to the factor remain in the custody and control of the Company and the Company maintains all credit risk on those accounts as well as accounts which are sold to the factor with recourse.

The Company may request payment from the factor in advance of the collection date or maturity. Any such advance payments are assessed in interest charges through the collection date or maturity at the prime rate as published by The Chase Manhattan Bank. The Company's obligations with respect to advances from the factor are limited to the interest charge thereon. Advance payments are limited to a maximum of 90% (ninety percent) of eligible accounts receivable.

At February 28, 2005, included in receivables in the balance sheet amounts, due from factors consists of the following (in thousands):

       Outstanding factored
       receivables
          Without recourse        $ 26,756
           With recourse             1,213
       Advances                    (24,675)
                                   -------
              Due from factors    $  3,294
                                   =======


(3)  Inventories

The following table summarizes the components of inventories at the different stages of production at fiscal years ended (in thousands):

                                           2005        2004
                                           ----        ----
      Raw material                      $ 26,517    $  6,911
      Work-in-process                     17,669       1,393
      Finished goods                      34,893       5,417
                                          ------      ------
                                         $79,079     $13,721
                                          ------      ------

The excess of current costs at FIFO over LIFO stated values was approximately $4,166,000 and $3,761,000 at fiscal years ended 2005 and 2004, respectively. The Company provides reserves for excess and obsolete inventory based upon analysis of quantities on hand, recent sales volumes and reference to market prices. For fiscal years ended 2005 and 2004, the reserves were $3,823,000 and $244,000, respectively.

There were no significant liquidations of LIFO inventories during the fiscal years ended 2005 and 2004.

(4)                                         Long-Term Debt

Long-term  debt consisted of the following at fiscal years  ended
(in thousands):


                                              2005     2004
                                              ----     ----
     Revolving credit facility             $ 63,500  $13,800
     Term credit facility                    50,000       --
     Capital lease obligations                1,664       --
     Notes payable to finance companies       8,344       --
     Other                                   10,536      335
                                            -------   ------
                                            134,044   14,135
     Less current installments               21,702    6,335
                                            -------   ------
     Long-term debt                        $112,342  $ 7,800
                                            =======   ======


The  Company  has  a $150,000,000 term/revolver  credit  facility agreement, which matures November 2009. The Company is also required to pay a commitment fee on the total unused credit facility amount. Availability under the revolving credit facility at fiscal year ended 2005 was $36,500,000. The agreement provides for a five-year commitment and contains financial covenants which were in compliance at fiscal year end 2005. The term facility requires quarterly payments in the amount of $2,500,000. The revolver facility requires annual payments in an amount equal to 50% of excess cash flows if the Company's ratio of Total Funded Debt of EBITDA is less than 2 to 1 and an amount equivalent to proceeds received as a result of sale of assets. The Credit Facility is secured by substantially all personal and investment property and incurs interest at a floating rate of the London Interbank Offered Rate (LIBOR) plus a spread dependent upon the Company's total funded debt level to cash flows as defined. The rate at the end of fiscal 2005 was 4.09%.

The Company acquired certain equipment under capital leases with its acquisition of Alstyle (see Note 9). The asset value of $6,037,284 and the related accumulated amortization of $524,521 at February 28, 2005 is included in property and equipment. Amortization of assets under capital leases is included in depreciation expense.

Notes payable to finance companies, with interest due monthly at 5.25% to 9.46% principal paid in equal monthly installments. The notes mature at dates ranging from May 2005 through June 2009 and are collateralized by certain equipment.

Notes payable classified as "Other" are obligations of Alstyle and Crabar/GBF. These are loans to individuals with annual payments bearing interest at rates ranging from 4.0% to 8.0% and maturing on dates ranging from December 2005 through November 2006.

Total interest paid in fiscal years ended 2005, 2004 and 2003 was $2,755,000, $830,000 and $1,291,000, respectively.

Excluding capital lease obligations (see Note 13), the Company's long-term debt maturities for the five years following February
28, 2005 are as follows (in thousands):

                  2006       $  19,743
                  2007          18,155
                  2008          10,771
                  2009          10,167
                  2010          73,544
                               -------
                              $132,380
                               =======


(5) Shareholders' Equity

In fiscal year 1999, the Company adopted a Shareholder Rights Plan, which provides that the holders of the Company's common stock receive one preferred share purchase right (a "Right") for each share of the Company's common stock they own. Each Right entitles the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $10.00 per share, at a purchase price of $27.50 per one one-thousandth of a share, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15% or more of the outstanding shares of common stock of the Company. Under those circumstances, the holders of Rights would be entitled to buy shares of the Company's common stock or stock of an acquiror of the Company at a 50% discount. The Rights expire on November 4, 2008, unless earlier redeemed by the Company. The Company's term/revolver credit facility restricts acquisition of treasury shares and distributions to holders of its capital securities.


(6)  Stock Options

At fiscal year ended 2005, the Company has two incentive stock option plans: the 1998 Option and Restricted Stock Plan amended and restated as of June 17, 2004 and the 1991 Incentive Stock Option Plan. The Company has 494,077 shares of unissued common stock reserved under the stock option plans for issuance to officers and directors, and supervisory employees of the Company and its subsidiaries. The exercise price of each option granted equals the quoted market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Options may be granted at different times during the year and vest over a five-year period.

The per share weighted-average fair value of options granted during fiscal years ended 2005, 2004 and 2003 was $2.86, $1.75 and $1.96, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended:

                                  2005       2004     2003
                                  ----       ----     ----

  Expected dividend yield         3.42%      4.38%    5.01%
  Stock price volatility         23.59%     23.24%   22.50%
  Risk-free interest rate         3.93%      2.89%    4.64%
  Expected option term          5 years    5 years  5 years

Following is a summary of transactions of incentive stock options during the three fiscal years ended in 2005:

                                                      Weighted
                                          Number       Average
                                            of        Exercise
                                          Shares        Price
                                          ------        -----
   Outstanding at February 2002
    (291,375 shares exercisable)         804,000       $9.20
   Granted                                35,000       13.28
   Terminated                             (6,750)      10.84
   Exercised                             (64,500)       9.19
                                         -------

   Outstanding at February 2003
    (376,438 shares exercisable)        767,750        $9.37
   Granted                               40,000        12.46
   Terminated                           (47,750)       11.34
   Exercised                            (60,825)       11.42
                                        -------

   Outstanding at February 2004
    (445,425 shares exercisable)        699,175        $9.23
   Granted                               48,700        16.05
   Terminated                           (12,000)       10.42
   Exercised                            (40,550)        9.61
                                         ------

   Outstanding at February 2005
    (511,250 shares exercisable)        695,325        $9.67
                                        =======


The following table summarizes information about incentive stock options outstanding at fiscal year ended 2005:

                     Options Outstanding          Options Exercisable
                     -------------------          -------------------
                           Weighted
                            Average
                           Remaining   Weighted               Weighted
                          Contractual  Average                 Average
   Exercise     Number     Life (In    Exercise    Number     Exercise
    Prices   Outstanding    Years)      Price   Exercisable     Price
    ------   -----------    ------      -----   ------------    -----
   $7.06 to
    $10.25    522,125        4.5       $  8.49     449,250    $  8.66
   11.06 to
    11.67      85,000        3.9         11.34      55,000      11.17
   13.28 to
    16.21      88,200        8.4         14.98       7,000      13.28
              -------                              -------
              695,325        4.9       $  9.67     511,250    $  9.00
              =======                              =======

(7)  Income Taxes

The components of the provision for income taxes for fiscal years ended 2005, 2004, and 2003 are (in thousands):

                                       2005    2004     2003
                                       ----    ----     ----
  Current:
       Federal                       $13,254  $ 8,752  $ 8,688
       State, local and foreign        2,234    1,127    1,040
  Deferred                              (982)    1,060    (630)
                                      ------   ------   ------
  Total provision for income taxes   $14,506  $10,939  $ 9,098
                                      ======   ======   ======

  Total income taxes paid            $13,273  $10,208  $10,088
                                      ======   ======   ======


The following summary reconciles the statutory U.S. Federal income tax rate to the Company's effective tax rate:

                                        2005      2004    2003
                                        ----      ----    ----

  Statutory rate                        35.0%     35.0%   35.0%
  Provision for state income taxes,
    net of Federal income tax benefit    3.9       2.8     2.8
  Other                                 (0.2)      0.1    (0.4)
                                        ----      ----    ----
         Effective tax rate             38.7%     37.9%   37.4%
                                        ====      ====    ====

The components of deferred income tax assets and liabilities are summarized as follows (in thousands) for fiscal years ended:

                                                   2005      2004
                                                   ----      ----
  Current deferred assets related to:
    Allowance for doubtful receivables          $  1,283    $  666
    Inventory valuation                            2,239       366
    Employee compensation and benefits             2,041     1,346
    Other                                            760       235
                                                  ------     -----
                                                $  6,323    $2,613
                                                 ======      =====
  Noncurrent deferred liability related to:
    Depreciation                               $  8,017     $6,480
    Intangibles amortization and impairments     17,651       (560)
    Prepaid pension cost                          2,540      2,027
    Partnership interest                            207        200
    Other                                           213        357
                                                 ------      -----
                                                $28,628     $8,504
                                                 ======      =====

(8)  Employee Benefit Plans

The Company and certain subsidiaries have a noncontributory defined benefit retirement plan covering approximately 20% of their employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. The Company's funding policy is to contribute annually an amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company's pension plan asset allocation for fiscal years ended 2005 and 2004, by asset category, is as follows:

                                             2005     2004
                                             ----     ----

     Equity Securities                         0%      44%
     Debt Securities                           0%      41%

     Cash and Cash Equivalents               100%      15%

     Total                                   100%     100%
                                             ====     ====


The Company's target asset allocation is 50.0% equities and 50.0% fixed income, with a 10.0% plus or minus factor based upon the combined judgments of the Company's Administrative Committee and its investment advisors. The Plan's investments were liquidated at fiscal year end 2005 in anticipation of a transfer of the account to a new trustee. The larger than normal amounts in the Cash and Cash Equivalents at fiscal year ended 2005 was the result of cash contributions received at year end which were subsequently invested per the target asset allocation after year end.

The Company estimates the long-term rate of return on plan assets will be 8.0% based upon target asset allocation. Expected returns are developed based upon the information obtained from the Company's investment advisors. The advisors provide ten-year historical and five-year expected returns on the fund in the target asset allocation. The return information is weighted based upon the asset allocation at the end of the fiscal year. The expected rate of return at the beginning of the fiscal year ended 2005 was 8.0%, the rate used in the calculation of the current year pension expense.

Pension expense for fiscal years 2005, 2004 and 2003 included the following components (in thousands):

                                   2005      2004      2003
                                   ----      ----      ----
  Service cost                    $1,470    $1,337    $1,475
  Interest cost                    2,417     2,359     2,554
  Expected return on plan assets  (2,663)   (2,193)   (2,483)
  Net amortization                   921       901       368
                                   -----     -----     -----

       Net periodic pension cost  $2,145    $2,404    $1,914
                                   =====     =====     =====

Assumptions  used  to  determine  benefit  obligations  and   net
periodic pension cost for fiscal years 2005, 2004 and 2003 are as follows:

                                       2005       2004        2003
                                       ----       ----        ----

   Weighted average discount rate     6.00%       6.50%       6.50%
   Earnings progression               3.50%       3.50%       4.50%
   Expected long-term rate of
     return on plan assets            8.00%       8.50%       9.25%


Amounts recognized in the consolidated balance sheets for fiscal years ended 2005 and 2004 consist of (in thousands):

                                                 2005        2004
                                                 ----        ----

   Prepaid benefit cost                         $7,548      $2,852
   Contributions                                 2,880       7,100
   Net periodic pension cost                    (2,145)     (2,404)
                                                 -----       -----
   Net amount recognized                        $8,283      $7,548
                                                 =====       =====

The accumulated benefit obligation for the defined benefit pension plan was $35,766,000 for fiscal year ended 2005 and $34,667,000 for fiscal year ended 2004.

Assets and obligations for fiscal years 2005 and 2004 are as follows (in thousands):

                                              2005       2004
                                              ----       ----
  Projected benefit obligation:
  Beginning of year                        $ 41,340    $ 37,445
  Service and interest cost                   3,887       3,696
  Actuarial gain                                405       3,274
  Benefits paid                              (3,054)     (3,075)
                                             ------      ------

  End of year                              $ 42,578    $ 41,340
                                             ------      ------

  Fair value of plan assets:
  Beginning of year                        $ 34,791    $ 26,216
  Company contributions                       2,880       7,100
  Net gains                                   1,162       4,550
  Benefits paid                              (3,054)     (3,075)
                                             ------      ------

  End of year                              $ 35,779    $ 34,791
                                             ------      ------

  Funded status                              (6,800)     (6,549)
  Unrecognized losses                        16,616      15,775
  Prior service cost                         (1,533)     (1,678)
                                             ------      ------

  Total pension asset                      $  8,283    $  7,548
                                             ======      ======

Estimated future benefit payments which reflect expected future service, as appropriate, are expected to be paid (in thousands):

                       Year        Projected
                                   Payments
                       2005         $2,099
                       2006          3,519
                       2007          3,618
                       2008          4,384
                       2009          2,490
                    2010 - 2014     22,321


The  Company  has  401k  plans that are substantially  funded  by
employee   contributions.   The  Company   made   matching   401k
contributions in the amount of $187,000 in 2005.

(9)  Acquisitions and Disposal

The Company acquired all the outstanding shares in its merger with Alstyle Apparel (Alstyle) on November 19, 2004. Alstyle shareholders received 8,803,583 shares valued at approximately $145,523,000 and $2,889,000 cash. Debt of approximately $98,074,000 was assumed. Alstyle produces and sells activewear apparel through 6 facilities in California and Mexico and 7 distribution centers located throughout the U.S. and Canada. Alstyle was acquired to supplement and broaden the scope of products offered by Ennis. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market value at the date of acquisition. Approximately $37,774,000 of goodwill related to Alstyle acquisition is deductible for tax purposes. The purchase price of Alstyle was as follows (in thousands of dollars):

        Ennis common stock
             issued 8,803,583
             shares                     $145,523
        Cash                               2,889
        Alstyle debt assumed              98,074
                                         -------

        Purchase price of Alstyle       $246,486
                                         =======

On November 1, 2004, the Company acquired 100% of the stock of Royal Business Forms, Inc., (Royal) a privately held company headquartered in Arlington, Texas for $3,700,000 in Ennis treasury stock (approximately 178,000 shares). Royal has been in existence and operating in Arlington, Texas since 1959 and has customers throughout the United States. The acquisition of Royal continues the Ennis strategy of growth through related manufactured products for Ennis' existing customer base. The acquisition will add additional short-run print products and solutions and financial documents sold through the indirect sales (distributorship) marketplace.

Effective June 30, 2004, the Company completed its acquisition of all of the outstanding stock of Crabar/GBF, Inc. for approximately $18,000,000 with consideration in the form of debt assumed and cash. The primary reason for the acquisition was to increase Ennis' market share. However, Crabar/GBF, Inc. will add high-quality long and medium run print production, along with pressure sensitive label and form-label combinations to Ennis' current line of medium and short run print products and solutions. The transaction was financed with $11,000,000 in bank loans with the balance being provided by internal cash resources.

The Company has recognized certain costs related to exit activities and integration costs attributable to the Crabar/GBF acquisition. These costs totaling approximately $1,500,000 were recognized as part of the assumed liabilities and included in "Other - Accrued Expenses" in the Consolidated Balance Sheet. The costs were primarily related to contracts related to previous owners. Other costs include lease exit costs and severance payments.

The following is a summary of the purchase price allocation (in thousands):

                                    Crabar   Royal   Alstyle
                                    ------   -----   -------

   Cash                            $   133   $  601  $  3,187
   Accounts receivable, net          7,553    1,125     4,457
   Other receivables                 1,082       --       639
   Prepaid expenses                    298       76     1,451
   Other current assets                 --      211     1,697
   Inventories                       4,435    1,985    55,801
   Fixed assets                      8,087      808    21,033
   Goodwill                          5,956       --   138,134
   Trademarks                           80       --    61,000
   Customer list                     1,760       --    22,000
   Other identifiable intangibles       92       --     3,763
   Accounts payable and accrued
     liabilities                    11,476    1,106    66,676
                                    ------    -----   -------
                                   $18,000   $3,700  $246,486
                                    ======    =====   =======


The results of operations for Alstyle, Royal and Crabar/GBF are included in the Company's consolidated financial statements from the dates of acquisition. The following table represents certain operating information on a pro forma basis as though all three companies had been acquired as of March 1, 2003, after the estimated impact of adjustments such as amortization of intangible assets, interest expense, and related tax effects (in thousands except per share amounts):

                                              Unaudited
                                              ---------
                                            2005      2004
                                            ----      ----
         Net  sales                       $567,700  $545,686
         Net  earnings                      30,595    18,062
         Net earnings per share-basic         1.09       .71
         Net  earnings per share-diluted      1.08       .70

The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented.

(10) Goodwill and Other Intangible Assets
     ------------------------------------
Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses and is not amortized. Goodwill and indefinite-lived intangibles are evaluated for impairment on an annual basis, or more frequently if impairment indicators arise, using a fair-value-based test that compares the fair value of the asset to its carrying value. Fair values are typically calculated using a factor of expected earnings before interest, taxes, depreciation, and amortization. Based on this evaluation, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

Intangible assets with determinable lives are amortized on a straight-line basis over the estimated useful life. The cost of trademarks is based on fair values at the date of acquisition. Trade names with determinable lives and a net book value of $1,090,000 at fiscal year end 2005 are amortized on a straight-line basis over the estimated useful life (between 5 and 10 years). Trademarks with indefinite-lived lives with a net book value of $61,000,000 at fiscal year end 2005 are evaluated for impairment on an annual basis.

The cost of purchased trade names is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (between 10 and 15 years) of such trade names. The Company assesses the recoverability of its definite-lived intangible assets primarily based on its current and anticipated future undiscounted cash flows.

The Company's amortization expense for the next five years is as follows:

                   2006             $1,975,000
                   2007             $1,917,000
                   2008             $1,795,000
                   2009             $1,792,000
                   2010             $1,776,000

The changes in the carrying amount of intangibles for the fiscal years ended 2005 and 2004 are as follows:

                   Forms   Promotional  Financial  Apparel
                 Solutions  Solutions   Solutions Solutions
                   Group      Group       Group     Group       Total
                   -----      -----       -----     -----       -----

Balance as of
  March 1, 2003  $14,933   $6,579       $14,014    $   --     $ 35,526
Trademarks
  amortization      (131)      --            --        --         (131)
Goodwill
  Acquired
  during the
  year               179       --            --        --          179
                  ------   ------        ------   -------      -------

Balance as of
  fiscal year
  ended 2004     14,981    6,579         14,014        --       35,574
Trademarks
  Acquired
  during the
  year               80       --             --    61,000       61,080
Trademarks
  amortization     (183)      --             --        --         (183)
Customer list
  Acquired
  during the
  year            1,760       --             --    22,000       23,760
Customer list
  amortization     (117)      --             --      (367)        (484)
Other
  Intangibles
  Acquired
  during the
  year               --       --             --        --           --
Other
  amortization       --       --             --        --           --
Goodwill
  Acquired
  during the
  year            5,956       --             --    138,134     144,090
                 ------    ------        ------    -------     -------

Balance as of
  fiscal year
  ended 2005     $22,477   $6,579       $14,014   $220,767    $263,837

(11) Segment Information

In February of 2005, the Company announced a change in management in which the Forms Solutions, Promotional Solutions and Financial Solutions Groups began reporting to a newly created executive officer position. This officer reports to the President and CEO, as does the President of the Apparel Group. The Company will now report in two operational segments - the Printing Segment and the Apparel Segment. The first group in the Printing Segment, the Forms Solutions Group is primarily in the business of manufacturing and selling business forms and other printed business products primarily to distributors located in the United States. The second group in the Printing Segment, Promotional Solutions Group, is primarily engaged in the business of design, manufacturing and distribution of printed and electronic media, presentation products, flexographic printing, advertising specialties and Post-it (registered trademark) Notes. The third group in the Printing Segment, the Financial Solutions Group, designs, manufactures and markets printed forms and specializes in internal bank forms, secure and negotiable documents and custom products. The second segment, Apparel Solutions Group, which consists of the newly acquired Alstyle, is primarily engaged in the product and sales of activewear including t-shirts, fleece goods, and other wearables. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company's corporate headquarters and other administrative costs. As indicated in the Management's Discussion and Analysis, Management intends to operate and report these segments as the Printing Segment and the Apparel Segment in future periods.

Segment data for the fiscal years ended 2005, 2004 and 2003 were as follows (in thousands):

                                           Apparel
                   Printing Segment        Segment
              -------------------------    -------
              Forms  Promotional Financial   Apparel
             Solutions  Solutions Solutions  Solutions          Consolidated
              Group     Group     Group     Group  Corporate    Totals
              -----     -----     -----     -----  ---------    ------
  Fiscal
   year
   ended
   2005:
  Net       $177,618   $83,881     $47,809   $56,045   $    --   $365,353
  sales
  Depreci-
   ation       3,356     2,455       2,141     1,878       537     10,367
  Amorti-
   zation        283        --          --       426        --        709
  Segment

  earnings
   (loss)
   before
   income     25,761    11,168       7,346     3,575   (10,385)    37,465
   taxes
  Segment
   assets     90,950    45,514      33,230   312,788    14,764    497,246
  Capital
   expendi-
   tures       1,313     1,332        557        237     2,704      6,143

  Fiscal
   year
   ended
   2004:
  Net       $142,006  $67,024    $50,330         --    $    --  $259,360
  sales
  Depreci-
   ation       3,288    2,355      2,959         --        614     9,216
  Amorti-
   zation        132       --         --         --         --       132
  Segment

  earnings
   (loss)
   before
   income     21,830    7,433      6,876         --        (7,249)   28,890
   taxes
  Segment
   assets     68,950   33,287     36,004         --        15,802   154,043
  Capital
   Expendi-
   tures       1,408      620      1,011         --         1,504     4,543

  Fiscal
   year
   ended
   2003:
  Net       $118,763  $70,847    $51,147         --        $    --   $240,757
  sales
  Depreci-
   ation       2,829    2,320      3,174         --            833      9,156
  Amorti-
   zation         38       --         --         --             --         38
  Segment

  earnings
   (loss)
   before
   income     18,850    6,670      4,916         --         (6,091)    24,345
   taxes
  Segment
   assets     63,232   38,563     39,730         --         11,012    152,537
  Capital
  expendi-
   tures         631      699        772         --          1,661      3,763

"Post-it" is a registered trademark of 3M.

(12) Quarterly Information (Unaudited)
(In thousands, except per share amounts)

For the Three Months Ended    May 31    August   November February 28
                                            31         30
--------------------------    ------  -------- ---------- -----------
Fiscal year ended 2005:
     Net sales               $65,736   $73,374    $91,750    $134,493
     Gross profit             17,060    19,352     22,874      31,471
     Net earnings              4,582     5,370      6,104       6,903
     Dividends paid            2,542     2,546      2,546       3,939
     Per share of common
     stock:
       Basic net earnings        .28       .33        .36         .27
       Diluted net earnings      .27       .32        .35         .27
       Dividends                .155      .155       .155        .155

                              May 31  August    November  February 29
                                        31         30
                              ------ --------  ---------- -----------
Fiscal year ended 2004:
     Net sales               $64,874   $65,003    $66,398     $63,085
     Gross profit             16,550    17,507     17,574      16,917
     Net earnings              4,104     4,497      4,475       4,875
     Dividends paid            2,533     2,535      2,537       2,541
     Per share of common
     stock:
       Basic net earnings        .25       .28        .27        .30
       Diluted net earnings      .25       .27        .27         .29
       Dividends                .155      .155       .155        .155

(13) Commitments and Contingencies

The Company leases its facilities under operating leases that expire on various dates through fiscal year ended 2011. Future minimum lease commitments and sublease income under noncancelable operating leases for each of the fiscal years ending are as follows (in thousands):


                        Operating
                          Lease     Sublease
                       Commitments   Income      Net
                       -----------   ------      ---
            2006           $11,718   $(1,192)   $10,526
            2007             7,228    (1,253)     5,975
            2008             6,400    (1,276)     5,124
            2009             4,683      (106)     4,577
            2010             1,549         --     1,549
            Thereafter       1,340         --     1,340
                           -------   --------   -------
                           $32,918   $(3,827)   $29,091
                           =======   ========   =======

Rent  expense  attributable  to such leases  totaled  $5,837,000,
$2,407,000  and $2,550,000 for the fiscal years ended 2005,  2004 and 2003, respectively.

Annual maturities of capital lease obligations are as follows (in thousands):

            2006                             $  950
            2007                                628
            2008                                136
            2009                                 24
                                             ------
                                              1,738
            Amount representing interest       (74)
                                             ------
                                             $1,664
                                              =====


In the ordinary course of business, the Company also enters into real property leases, which require the Company as lessee to indemnify the lessor from liabilities arising out of the Company's occupancy of the properties. The Company's indemnification obligations are generally covered under the Company's general insurance policies.

The  Company  is  party  to various claims,  legal  actions,  and complaints arising in the ordinary course of business. The Company is self-insured with respect to potential losses related to workers' compensation claims and health insurance. The Company maintains reserves for anticipated self-insurance losses. Although the results of any litigation or claim cannot be predicted with certainty, management believes that the outcome of pending litigation and claims, when considered in conjunction with self-insurance reserves established, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

(14) Subsequent Events

On March 15, 2005, the Company declared a quarterly cash dividend of 15 1/2 cents a share on its common stock and has set the record date for the Annual Shareholder Meeting. The dividend was paid May 2, 2005 to shareholders of record on April 15, 2005. April 15, 2005 also has been set as the record date for shareholders entitled to notice of and to vote at the Annual Meeting of Shareholders to be held on June 16, 2005.

     Report of Independent Registered Public Accounting Firm



Board of Directors and
Shareholders of Ennis, Inc.


We have audited the accompanying consolidated balance sheet of Ennis, Inc. (the "Company"), as of February 28, 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year ended February 28, 2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ennis, Inc., as of February 28, 2005, and the results of its consolidated operations and its consolidated cash flows for the year ended February 28, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 28, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 6, 2005, expressed an unqualified opinion with respect to management's assessment of internal control and an adverse opinion with respect to the Company's internal control over financial reporting as of February 28, 2005.



                     /s/ Grant Thornton LLP
Dallas, Texas
May 16, 2005

Management's Report on Internal Control Over Financial Reporting

   Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

    (bullet)  Pertain  to the maintenance of records that  in
              reasonable   detail   accurately   and   fairly
              reflect the transactions and dispositions of the assets of our company.

    (bullet) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.

    (bullet) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

   Management assessed our internal control over financial reporting as of February 28, 2005, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment for all of the Company's subsidiaries other than Alstyle Apparel, Inc. (Alstyle). Alstyle was acquired on November 19, 2004 and as of February 28, 2005 Alstyle's total assets represent 63% of consolidated total assets. The revenues of Alstyle represent 15% of consolidated net revenue for the year ended February 28, 2005. Through discussions with consultants regarding Management's assessment, and with our external auditors regarding the audit of internal controls over financial reporting, the Board and Management have concluded that due to the late date of acquiring Alstyle that it is not possible to conduct a complete assessment of Alstyle's internal control over financial reporting in the period between November 19, 2004 (the date of acquisition) and February 28, 2005 (the date of management's assessment). However as the year-end financial close occurred, it was concluded that the issues described below should be disclosed as of February 28, 2005.

   An internal control material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

   Based upon management's understanding of internal control over financial reporting at Alstyle as of February 28, 2005 and as part of the integration process currently undergoing to integrate Alstyle's accounting systems into the Company's JDEdwards ERP system, management has identified the following material weaknesses in internal controls over financial reporting from an acquired entity that should be disclosed.

   Related to the acquisition of Alstyle, which occurred on November 19, 2004, we identified insufficient controls over the accounting for assets acquired which we believe constitutes a material weakness. In addition, we believe that the insufficiency of controls existing over the financial reporting function at Alstyle, also constitutes a material weakness. These weaknesses are expected to be corrected as the Company integrates Alstyle's financial systems into the JDEdwards ERP system as part of the ongoing integration of Alstyle into the Company and with additional staffing and training.1

   While   not  originally  scheduled  to  be  included  in   our
assessment of internal control due to the timing of the acquisition; management felt that due to the material weaknesses described in the preceding paragraphs, management must report that it believes that, as of February 28, 2005, our internal control over financial reporting due to the acquisition of Alstyle was not effective based on the COSO criteria.

   Our  independent  registered  public  accounting  firm,  Grant
Thornton LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which is included below.

Completed  and  Planned Remediation Actions to  Address  Internal
Control Weaknesses
----------------------------------------------------------------
   Management believes that actions that we have taken since February 28, 2005 and actions that will be taken in fiscal 2006, along with other improvements yet to be formally identified, will address the material weaknesses in our internal control over financial reporting noted above. Some of these remediation actions are discussed below.

   In   relation  to  the  material  weakness  related   to   the
accounting for assets acquired, we plan to strengthen and improve
our   accounting  capabilities  through  improved  staffing   and
training in fiscal 2006.

       In relation to the material weakness over financial reporting at Alstyle, we plan to take the following actions in 2006:

    (bullet)  Corporate   information   systems   will   be
              redesigned and implemented to confirm the proper, necessary and appropriate levels and breadth of access and control to functional areas of our systems, all in conjunction with the integration process.

    (bullet) Reconciliations of account balances will be prepared timely and thoroughly and properly be reviewed and documented.


Inherent Limitations on Effectiveness of Controls
----------------------------------------------------------------

   Ennis' management, including our CEO and CFO, does not expect that our disclosure controls, including our internal control over financial reporting, will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.


Changes in Internal Control Over Financial Reporting
----------------------------------------------------------------

   There have been no changes in our internal control over financial reporting during the quarter ended February 28, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The discussion above under "Completed and Planned Remediation Actions to Address Internal Control Weaknesses" describes a number of changes we have made since February 28, 2005 that we believe have materially improved our internal control over financial reporting, as well as other improvements that we plan to make in fiscal 2006.

     Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Ennis, Inc.

   We have audited management's assessment included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Ennis, Inc. did not maintain effective internal control over financial reporting as of February 28, 2005, because of the effect of the material weaknesses identified in management's assessment and described below, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ennis, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

   A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

   Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

   A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

   We identified a material weakness relating to insufficient controls over the accounting for assets acquired in the Alstyle
Apparel Inc. (Alstyle) acquisition which occurred on November 19,
2004.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded Alstyle from its assessment of internal control over financial reporting as of February 28, 2005 because ownership interest in Alstyle was acquired by the Company late in fiscal 2005. We have also excluded Alstyle from our audit of internal control over financial reporting. However, during the course of our audit of the consolidated financial statements, we became aware of a material weakness related to the insufficiency of controls over financial reporting at Alstyle. Alstyle's total assets represent 63% of consolidated total assets as of February 28, 2005. The revenues of Alstyle represent 15% of consolidated net revenue for the year ended February 28, 2005.

   These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal 2005 consolidated financial statements, and this report does not affect our report dated May 6, 2005 on those consolidated financial statements.

   In our opinion, management's assessment that Ennis, Inc. did not maintain effective internal control over financial reporting as of February 28, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Ennis, Inc has not maintained effective internal control over financial reporting as of February 28, 2005, based on the COSO control criteria.

      We do not express an opinion or any other form of assurance on management's statement referring to the integration of Alstyle's financial systems into the JDEdwards ERP system, additional staffing and training and management's completed an planned remediation actions to address internal control weaknesses.

Grant Thornton LLP
May 16, 2005

     Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Ennis, Inc.

We have audited the accompanying consolidated balance sheet of Ennis, Inc. and subsidiaries (the Company) as of February 29, 2004 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the two years in the period ended February 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ennis Inc. and subsidiaries as of February 29, 2004 and the consolidated results of their operations and their cash flows for each of the two years in the period ended February 29, 2004, in conformity with U.S. generally accepted accounting principles.


                              /s/ Ernst & Young LLP


Dallas, Texas
April 14, 2004